Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120101

PROXY STATEMENT/PROSPECTUS

To the stockholders of Lynx Therapeutics, Inc. and the shareholders of Solexa Limited:

      Lynx Therapeutics, Inc. and Solexa Limited have agreed to combine under the terms of an acquisition agreement. In the transaction, Lynx will make an offer to acquire all of the outstanding shares in the share capital of Solexa and an option offer for each outstanding Solexa option, the terms of which are described in the section entitled “Option Offer” on page 65 of the accompanying proxy statement/ prospectus, in exchange for 29.5 million shares of Lynx common stock. If the offer is accepted and the other conditions to the offer are completed or waived, each holder of Solexa B preferred shares will be entitled to receive 2.61560 shares of Lynx common stock for each Solexa B preferred share held; each holder of Solexa A ordinary shares will be entitled to receive 2.75326 shares of Lynx common stock for each Solexa A ordinary share held; and each holder of Solexa ordinary shares will be entitled to receive 0.88637 of a share of Lynx common stock for each Solexa ordinary share held. Lynx stockholders will continue to own their existing Lynx shares.

      Lynx common stock is traded on the NASDAQ SmallCap Market under the ticker symbol “LYNX.” Solexa is a private company registered in England and Wales with approximately 86% of the holders of its share capital located outside of the U.S.

      The transaction cannot be completed unless Lynx’s stockholders approve the issuance of shares of Lynx common stock in the transaction and the resulting change of control of Lynx. In addition, the transaction cannot be completed unless Solexa shareholders holding at least 90% in nominal value of each class of the outstanding Solexa B preferred shares, the outstanding Solexa A ordinary shares and the outstanding Solexa ordinary shares to which the offer relates accept the offer. Solexa shareholders collectively owning 100% of the outstanding Solexa B preferred shares, 100% of the outstanding Solexa A ordinary shares, and approximately 82.5% of the outstanding Solexa ordinary shares have agreed to accept the offer.

      Before voting, if you are a Lynx stockholder, or accepting the offer, if you are a Solexa shareholder, you should carefully review all the information contained in the attached proxy statement/ prospectus. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 23 AND THE RISK FACTORS LISTED BEGINNING ON PAGE 18 OF THE QUARTERLY REPORT OF LYNX FOR THE QUARTER ENDED SEPTEMBER 30, 2004 ON FORM 10-Q, WHICH IS INCORPORATED HEREIN BY REFERENCE. Ernst & Young LLP, independent registered public accounting firm for Lynx, has noted in its report on Lynx’s consolidated financial statements included in Lynx’s annual report on Form 10-K for the year ended December 31, 2003, as amended, that Lynx’s financial condition raises substantial doubt about Lynx’s ability to continue as a going concern.

      If you are a Lynx stockholder, your vote is very important. Whether or not you expect to attend the Lynx annual meeting, the details of which are described on the following page, please complete, date, sign and promptly return the accompanying proxy in the enclosed envelope.

      If you are a Solexa shareholder, your acceptance of Lynx’s offer is very important. To accept the offer, you must complete the appropriate acceptance procedure by no later than 5:00 p.m., London time, on March 1, 2005. The procedure for acceptance of the offer is described in the section entitled “Procedure for Acceptance” beginning on page 165 of the proxy statement/ prospectus and in the form of acceptance accompanying the offer.

      We strongly support the combination of Lynx and Solexa and join our respective boards of directors in recommending that Lynx’s stockholders vote FOR the proposals presented for their approval at the Lynx annual meeting and that Solexa’s shareholders accept Lynx’s offer.

LYNX THERAPEUTICS, INC.	SOLEXA LIMITED

Mary L. Schramke Chief Executive Officer	John West Chief Executive Officer

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Lynx common stock to be issued in connection with the transaction described in this proxy statement/ prospectus or determined whether this proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This proxy statement/ prospectus is dated January 24, 2005 and is first being mailed to stockholders of Lynx and shareholders of Solexa on or about January 28, 2005.

LYNX THERAPEUTICS, INC.

25861 Industrial Blvd.
Hayward, California 94545

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on March 1, 2005

To the stockholders of Lynx Therapeutics, Inc.:

      You are cordially invited to attend the Annual Meeting of Stockholders of Lynx Therapeutics, Inc., a Delaware corporation (“Lynx”). The meeting will be held on March 1, 2005 at 11:00 a.m., local time, at Lynx’s principal executive offices, located at 25861 Industrial Blvd., Hayward, California 94545, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of Lynx common stock pursuant to the Acquisition Agreement, dated September 28, 2004, by and between Lynx and Solexa Limited, a company registered in England and Wales, and the resulting change of control of Lynx.

2. To approve (i) the sale, issuance or potential issuance of shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for shares of Lynx common stock) for an aggregate consideration of not more than $10,000,000 (excluding amounts receivable by Lynx upon the exercise of any warrants) at a price that may be less than the greater of book or market value of the Lynx common stock, to investors who will likely include affiliates of certain individuals who will be appointed to Lynx’s board of directors on the first closing date, and (ii) the change of control, if any, of Lynx which may occur as a result of such sale, issuance or potential issuance, in all cases to comply with NASDAQ Marketplace Rule 4350.

3. To elect six directors to serve for the ensuing year and until their successors are duly elected or appointed.

4. To approve an amendment to Lynx’s Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of Lynx’s common stock pursuant to which any whole number of outstanding shares between and including two and four would be combined into one share of Lynx common stock and to authorize Lynx’s board of directors to select such number and file such amendment.

5. To approve an amendment to Lynx’s 1992 Stock Option Plan, as amended, to increase the aggregate number of shares of Lynx common stock authorized for issuance under such plan by 2,000,000 shares if the transaction under the Acquisition Agreement is completed or 300,000 shares if the transaction is not completed.

6. To ratify the selection by the Audit Committee of Lynx’s Board of Directors of Ernst & Young LLP as the independent registered public accounting firm of Lynx for its fiscal year ending December 31, 2004.

7. To conduct any other business properly brought before the meeting.

      These items of business are more fully described in the proxy statement/ prospectus accompanying this notice. Lynx encourages you to read the proxy statement/ prospectus in its entirety before voting.

      Under the terms of the Acquisition Agreement, approval by Lynx stockholders of proposal 5 is a condition to closing the proposed transaction, which condition is waivable by Solexa. Accordingly, in the event that proposal 5 does not receive the requisite Lynx stockholder vote, the transaction cannot close unless this condition is waived by Solexa.

      The record date for the Lynx Annual Meeting is January 3, 2005. Only Lynx stockholders of record at the close of business on that date may vote at the Lynx annual meeting or any adjournments thereof.

      Your vote is important regardless of the number of shares you own. Lynx and Solexa cannot complete the transaction unless holders of a majority of the shares of Lynx common stock entitled to vote as of the record date for the Lynx annual meeting are present, either in person or by proxy, proposal 1 is approved by the majority of the total votes cast at the Lynx annual meeting, and proposal 5, if not waived by Solexa, is approved by the majority of shares of Lynx common stock present at the Lynx annual meeting, either in person or by proxy.

By Order of the Board of Directors,

Mary L. Schramke
Chief Executive Officer

Hayward, California

January 28, 2005

All Lynx stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

REFERENCES TO ADDITIONAL INFORMATION

      This proxy statement/ prospectus incorporates by reference important business and financial information about Lynx Therapeutics, Inc. from documents that are not included in or delivered with this proxy statement/ prospectus. This proxy statement/ prospectus incorporates by reference the annual report on Form 10-K, as amended, of Lynx. A copy of the Lynx annual report for the fiscal year ended December 31, 2003 is delivered with this proxy statement/ prospectus. You may obtain documents incorporated by reference in this proxy statement/ prospectus without charge by requesting them in writing or by telephone from Lynx at the following address and telephone number:

Lynx Therapeutics, Inc.
25861 Industrial Blvd.
Hayward, CA 94545
Attention: Investor Relations
Telephone: (510) 670-9300

      If you would like to request any documents related to Lynx, please do so by February 22, 2005 in order to receive them before the Lynx annual meeting.

      For a more detailed description of the information incorporated by reference into this proxy statement/ prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” on page 181.

i

Page

Termination of the Acquisition Agreement	74
Transaction Expenses	75
Indemnification and Insurance	75
Amendment and Waiver	75
AGREEMENTS RELATED TO THE TRANSACTION	76
Reciprocal Support Agreements	76
Other Agreements	77
INFORMATION ABOUT SOLEXA	79
Solexa’s Business	79
Selected Historical Financial Data of Solexa	80
Management’s Discussion and Analysis of Financial Condition and Results of Operations	81
Disclosure about Market Risk	83
Security Ownership of Certain Beneficial Owners and Management of Solexa	84
Solexa Equity Compensation Plan Information	91
DESCRIPTION OF LYNX CAPITAL STOCK	92
Common Stock	92
Preferred Stock	92
Transfer Agent and Registrar	92
Listing	92
COMPARISON OF RIGHTS OF HOLDERS OF LYNX COMMON STOCK AND SOLEXA SHARES	93
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	117
CHAPTER THREE — PROPOSAL 2 FOR THE ANNUAL MEETING OF STOCKHOLDERS — APPROVAL OF ISSUANCE OF LYNX COMMON STOCK IN CONNECTION WITH THE PROPOSED FINANCING	125
CHAPTER FOUR — OTHER INFORMATION FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS	130
PROPOSAL 3 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS — ELECTION OF DIRECTORS	130
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	135
PROPOSAL 4 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS — APPROVAL OF AMENDMENT TO LYNX’S CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF LYNX COMMON STOCK	136
PROPOSAL 5 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS — APPROVAL OF 2 MILLION OR 300,000 SHARE INCREASE IN SHARES ISSUABLE UNDER THE 1992 STOCK OPTION PLAN, AS AMENDED	142
Equity Compensation Plan Information	147
PROPOSAL 6 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	148
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LYNX	150
Section 16(a) Beneficial Ownership Reporting Compliance	151
Compensation of Directors	152
Compensation of Executive Officers	152
Summary Compensation Table	152
Stock Option Grants and Exercises	153

ii

iii

CHAPTER ONE — OVERVIEW

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

      Throughout this proxy statement/ prospectus, when we use the term “Lynx,” we are referring to Lynx Therapeutics, Inc.; when we use the term “Solexa,” we are referring to Solexa Limited; when we use the term “acquisition agreement,” we are referring to the Acquisition Agreement, dated September 28, 2004, by and between Solexa and Lynx, which is attached to this proxy statement/ prospectus as Annex A and incorporated by reference into this proxy statement/ prospectus. Unless expressly specified otherwise, all of the numbers of shares of Lynx common stock referred to in this proxy statement/ prospectus are calculated without giving effect to any adjustments that will result from the reverse stock split if it is approved by Lynx’s stockholders. For details of the reverse stock split proposal, see the section entitled “Proposal 4 for the Annual Meeting of Lynx Stockholders — Approval of Amendment to Lynx’s Certificate of Incorporation to Effect a Reverse Stock Split of Lynx Common Stock” on page 136. In addition, unless expressly specified otherwise, all of the numbers of Lynx common stock and share ownership numbers of Lynx common stock referred to in this proxy statement/ prospectus are calculated without giving effect to any issuance of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants) in connection with the proposed financing if such proposed financing is approved by Lynx’s stockholders or upon the exercise and conversion of any outstanding options and warrants. For details of the proposed financing, see the section entitled “Chapter Three — Proposal 2 for the Annual Meeting of Stockholders — Approval of Isssuance of Lynx Common Stock in Connection with the Proposed Financing” on page 125.

      Additionally, when we use the terms “transaction” or the “transactions contemplated by the acquisition agreement,” we are referring to:

•	the offer to acquire all of the outstanding shares in the share capital of Solexa in exchange for shares of Lynx common stock, which we refer to as the “offer;”

•	the offer for each outstanding option to acquire Solexa ordinary shares under the Solexa Share Option Plan for Consultants, the Solexa Unapproved Share Option Plan and the Solexa Limited Enterprise Management Incentive Plan, pursuant to the terms described in the section entitled “Option Offer” on page 65, which we refer to as the “option offer.” We refer to such options to acquire Solexa ordinary shares as the “Solexa options” and these Solexa share option plans as the “Solexa plans;” and

•	the subsequent compulsory acquisition of all the remaining outstanding ordinary shares in the share capital of Solexa pursuant to the Companies Act 1985 of England and Wales, as amended, which we refer to as the “Companies Act.”

Q: Why am I receiving this proxy statement/ prospectus?

A: Lynx and Solexa have agreed to a combination of Solexa with Lynx under the terms of the acquisition agreement. In connection with the transaction, Lynx has agreed to make an offer to acquire all of the outstanding shares in the share capital of Solexa and an option offer for all of the outstanding Solexa options on the conditions and terms set forth in the acquisition agreement, which conditions and terms are described in this proxy statement/ prospectus and in the accompanying form of acceptance.

Lynx and Solexa each has incurred losses since inception and such losses may continue for the next several years as the combined group proceeds with the development and commercialization of its technologies. Additionally, the combined group anticipates requiring additional financial resources to fund its operations at least through December 31, 2005. Ernst & Young LLP, independent registered public accounting firm for Lynx, has noted in its report on Lynx’s consolidated financial statements included in Lynx’s Annual Report on Form 10-K for the year ended December 31, 2003, as amended, that Lynx’s financial condition raises substantial doubt about Lynx’s ability to continue as a going concern.

In order to complete the transaction, Lynx stockholders must vote to approve the issuance of shares of Lynx common stock in the transaction and the resulting change of control of Lynx. Lynx is sending this proxy statement/ prospectus and the enclosed proxy card to its stockholders because Lynx’s board of directors is soliciting their proxy to vote on this matter and various other matters set forth in this proxy statement/ prospectus at the 2004 annual meeting of Lynx’s stockholders, which we refer to as the “Lynx annual meeting.”

In order to complete the transaction, Solexa shareholders holding at least 90% in nominal value of each class of the outstanding Solexa B preferred shares, the outstanding Solexa A ordinary shares and the outstanding Solexa ordinary shares to which the offer relates, which we refer to collectively as the “Solexa shares,” must accept the offer in accordance with the instructions set forth in this proxy statement/ prospectus and the accompanying form of acceptance. For details of acceptance instructions, Solexa shareholders should read the section entitled “Procedure for Acceptance” beginning on page 165. Solexa shareholders collectively owning 100% of the outstanding B preferred shares, 100% of the outstanding Solexa A ordinary shares and approximately 82.5% of the outstanding Solexa ordinary shares have agreed to accept the offer.

In addition to the proposed combination of Solexa and Lynx, Lynx proposes to raise additional capital in an aggregate amount of not more than $10,000,000 (excluding amounts receivable by Lynx upon the exercise of any warrants issued pursuant to any such capital raising transaction) in order to satisfy its projected capital needs through the issuance of up to 10,000,000 shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock). Although Lynx has not entered into any agreement and is not party to any binding commitment to finance Lynx, Lynx expects that, because of its cash needs, it may need to consummate a financing on substantially the terms described in this proxy statement/ prospectus on or prior to the second business day following the satisfaction or waiver of the conditions to the offer, which we refer to as the “first closing date,” but no later than 3 months after Lynx’s stockholders approve the proposed financing. Throughout this proxy statement/ prospectus when we use the term “proposed financing” or “capital raising transaction,” we are referring to this proposed issuance of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock). There can be no assurance that Lynx will complete the proposed financing. Whether or not Lynx does complete the proposed financing, Lynx may raise additional capital in a transaction or series of transactions following the first closing date. Any such additional transaction or series of transactions may require the further approval of Lynx’s stockholders.

This proxy statement/ prospectus contains important information about the transaction and the other proposals to be presented at the Lynx annual meeting, including the proposed financing, a reverse stock split and a share increase under Lynx’s 1992 Stock Option Plan, as amended, which we refer to as the “Lynx 1992 plan.” You should read it carefully.

Q: Why are Lynx and Solexa proposing the transaction?

A: Lynx and Solexa believe that the proposed transaction will provide substantial strategic and financial benefits to both companies. For the past five years, both Lynx and Solexa have been focusing on the development and commercialization of technology to reduce the costs and time for organizations to conduct DNA sequencing. Lynx brings to the combined group an experienced commercial instrument development team, an instrument design in its third generation and a service capability to enable in-house testing of instruments. Solexa has developed leading-edge nucleic acid chemistry, engineered enzymes and surface chemistry. By combining the complementary strengths of these two companies, management of both companies expects to significantly accelerate the development and commercialization of their technology. In addition, Lynx and Solexa believe their prospects of raising additional capital in the future will improve as a combined group. For details of the reasons for the transaction, see the sections entitled “Lynx’s Reasons for the Transaction” and “Solexa’s Reasons for the Transaction” on pages 43 and 45, respectively.

Q: What will happen in the transaction?

A: Lynx will issue, or otherwise allocate for issuance under options to acquire Lynx common stock, a total of 29.5 million shares of Lynx common stock pursuant to the terms of the offer and the option offer. Following the completion of the transaction, Solexa shareholders will become holders of Lynx common stock, and

Solexa will become a wholly-owned subsidiary of Lynx. Based on the number of shares of Lynx common stock outstanding as of January 19, 2005 and the shares of Lynx common stock to be issued or otherwise allocated for issuance, following the completion of the transaction, the current shareholders and optionholders of Solexa will, upon such issuance, own approximately 80% of the outstanding Lynx common stock in the aggregate and the current Lynx stockholders will own approximately 20% of the outstanding Lynx common stock in the aggregate.

Q: What will Solexa shareholders receive in the transaction?

A: If the transaction is completed, each holder of Solexa B preferred shares will receive 2.61560 shares of Lynx common stock for each Solexa B preferred share held; each holder of Solexa A ordinary shares will receive 2.75326 shares of Lynx common stock for each Solexa A ordinary share held; and each holder of Solexa ordinary shares will receive 0.88637 of a share of Lynx common stock for each Solexa ordinary share held. Lynx will make a cash payment to Solexa shareholders for any fractional shares of Lynx common stock they would otherwise be entitled to receive instead of issuing fractional shares. The number of shares of Lynx common stock to be issued for each share in Solexa’s share capital is fixed and will not be adjusted for changes in the values of Lynx or Solexa shares. As a result, before the completion of the transaction, the value of Lynx common stock that Solexa shareholders will receive in the transaction will vary as the market price of Lynx common stock changes. Lynx stockholders and Solexa shareholders are encouraged to obtain current market quotations for Lynx common stock.

In the event that the total number of shares of Lynx common stock issued or allocated for issuance pursuant to the offer and the option offer shall be less than 29.5 million, then an additional number of shares of Lynx common stock shall be issued or allocated on a pro rata basis to the holders of Solexa shares and Solexa options so that the total number of shares issued or allocated for issuance shall be equal to 29.5 million.

Q: How will Solexa share options be affected by the transaction?

A: Lynx will commence an option offer for each outstanding Solexa option either concurrently with the commencement of the offer or as soon as reasonably practicable after, but in no event later than four weeks following the commencement of the offer. In connection with the transaction, all outstanding Solexa options will, in the event of a compulsory acquisition, become fully vested and exercisable pursuant to the terms of the applicable Solexa plans. Under the option offer, a Solexa optionholder may elect: (x) to exercise his or her Solexa options and exchange the Solexa ordinary shares received upon such exercise for shares of Lynx common stock; or (y) to exchange his or her Solexa options for options to acquire shares of Lynx common stock, which options will remain subject to the original vesting schedule and other applicable terms and conditions. In the event that a Solexa optionholder does not elect either to exercise or exchange his or her options, and following the implementation of the compulsory acquisition procedure by Lynx to acquire any remaining Solexa ordinary shares, the options will terminate and cease to be outstanding within one month following notification to Solexa optionholders of such compulsory acquisition procedure. For details of the compulsory acquisition, see the section entitled “Compulsory Acquisition” on page 176.

Q: Will the offer be followed by a compulsory acquisition?

A: Yes, if all the conditions to the offer are either satisfied, fulfilled or, where permitted, waived and Lynx receives valid acceptances of the offer in respect of not less than 90% in nominal value of each class of the outstanding Solexa shares, Lynx will be entitled to and intends to acquire all the remaining Solexa ordinary shares through a compulsory acquisition pursuant to the Companies Act. Holders of Solexa ordinary shares subject to the compulsory acquisition would receive the same consideration for their Solexa ordinary shares as those Solexa ordinary shareholders who accept the offer. Lynx has received irrevocable undertakings to accept the offer from certain Solexa shareholders collectively holding 100% of Solexa B preferred shares and 100% of Solexa A ordinary shares. Therefore, the compulsory acquisition procedure will not be relevant to such Solexa shares. See the section entitled “Compulsory Acquisition” on page 176.

Q: Does Lynx’s board of directors recommend voting in favor of the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx?

A: Yes. After careful consideration, Lynx’s board of directors determined that the transaction is fair to, and in the best interests of, Lynx and its stockholders. Lynx’s board of directors recommends that Lynx stockholders vote FOR the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx.

For a description of the factors considered by Lynx’s board of directors in making its determination, Lynx stockholders should read the section entitled “Lynx’s Reasons for the Transaction” on page 43.

Q: Does Solexa’s board of directors recommend the acceptance of the offer?

A: Yes. After careful consideration, Solexa’s board of directors determined that the acquisition agreement and the transactions contemplated by the acquisition agreement are in the best interests of Solexa. Solexa’s board of directors recommends that Solexa’s shareholders accept the offer.

For a description of the factors considered by Solexa’s board of directors in making its determination, see the section entitled “Solexa’s Reasons for the Transaction” on page 45.

Q: Have any Solexa shareholders committed to accept the offer?

A: Lynx has received irrevocable undertakings from certain Solexa directors and shareholders collectively holding 100% of Solexa B preferred shares, 100% of Solexa A ordinary shares and approximately 82.5% of Solexa ordinary shares agreeing to accept the offer within ten business days of the offer being made by Lynx.

Q: Have any Lynx stockholders committed to vote in favor of the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx?

A: Yes. Several executive officers, directors and stockholders of Lynx have entered into agreements with Solexa agreeing to vote the Lynx shares of common stock they hold in favor of the approval of the issuance of common stock in connection with the transaction and the resulting change of control of Lynx. As of January 19, 2005, these Lynx executive officers, directors and stockholders beneficially owned approximately 3% of the outstanding shares of Lynx common stock.

Q: When do you expect to complete the transaction?

A: Lynx and Solexa are working to complete the transaction as quickly as possible. Lynx and Solexa hope to complete the transaction shortly after obtaining the requisite stockholder approval at the Lynx annual meeting and receiving valid acceptance of the offer by Solexa shareholders holding not less than 90% in nominal value of each class of the outstanding Solexa shares. However, Lynx and Solexa cannot predict the exact timing of the completion of the transaction because the transaction is subject to several conditions. There may be a substantial period of time between the Lynx stockholder approval and/or the acceptance by Solexa shareholders and the completion of the transaction. For a description of the conditions to the offer, see the section entitled “Conditions to the Offer” on page 71.

Q: Why is Lynx proposing the issuance of shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) in the proposed financing?

A: Lynx believes that the proposed issuance of shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) in the proposed financing will provide additional capital of up to $10 million to satisfy its near-term capital needs for the first quarter of 2005. On December 28, 2004, Lynx entered into a loan and security agreement with Silicon Valley Bank, pursuant to which Silicon Valley Bank has agreed to advance to Lynx a loan in the aggregate principal amount of up to $3,000,000. Lynx intends to pursue financing in the future to meet its capital needs, which are currently estimated to be up to a total of $35 million over the next twenty-four months, inclusive of the proposed financing and the $3 million loan advance from Silicon Valley Bank.

Q: What do I need to do now?

A: You should carefully read and consider the information contained in this proxy statement/ prospectus, including the annexes, and consider how the transaction will affect you as a stockholder of Lynx or as a shareholder of Solexa. You also may want to review the documents referenced under the section entitled “Where You Can Find More Information” on page 181.

If you are Lynx stockholder, you should complete and return the enclosed proxy card as soon as possible in accordance with the instructions provided in this proxy statement/ prospectus and on the enclosed proxy card.

If you are a Solexa shareholder, you should complete and return the enclosed form of acceptance as soon as possible and before the offer expires, in accordance with the instructions in the letter from the Chairman of Lynx on page 165 and the accompanying form of acceptance.

Q: As a Lynx stockholder, how do I vote?

A: If you are a Lynx stockholder of record, you may vote in person at the Lynx annual meeting or by submitting a proxy for the meeting. You can submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you are a Lynx stockholder and you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares.

Q: As a Lynx stockholder, what happens if I do not vote on the issuance of Lynx common stock and the resulting change of control of Lynx?

A: If you are a Lynx stockholder and you do not submit a proxy card or vote at the Lynx annual meeting, it will make it difficult for Lynx to establish a quorum necessary to transact business at the Lynx annual meeting. If a quorum is established, but you do not vote in person or by proxy, it will have no effect on the approval of the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx.

Broker non-votes will have no effect on the approval of the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx. If you are a Lynx stockholder and you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted on the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx.

Q: As a Lynx stockholder, if my shares are held in “street name,” will my broker, bank, or nominee vote my shares on the issuance of Lynx common stock and the resulting change of control of Lynx?

A: No. With regard to the issuance of Lynx common stock and the resulting change of control of Lynx, your broker, bank, or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. For a more complete description of voting shares held in “street name,” see the sections entitled “Annual Meeting of Lynx Stockholders” on page 34.

Q: As a Lynx stockholder, am I being asked to vote on any matter other than the issuance of Lynx common stock and the resulting change of control of Lynx?

A: Yes. Lynx stockholders are also being asked to vote on additional matters, including the issuance of shares of Lynx common stock in connection with the proposed financing, a reverse stock split of Lynx common stock, a 2 million share increase in the number of shares of Lynx common stock authorized for issuance under the Lynx 1992 plan if the transaction is completed or a 300,000 share increase if the transaction is not completed, the election of directors and the ratification of the selection of Lynx’s independent registered public accounting firm for the fiscal year ended December 31, 2004. For details of the proposals to be acted on at the Lynx annual meeting and the recommendations of Lynx’s board of directors on these proposals, see the section entitled “Annual Meeting of Lynx Stockholders” on page 34.

Q: As a Solexa shareholder, how do I accept the offer?

A: To accept the offer, Solexa shareholders must deliver a completed form of acceptance for the Solexa shares held by them to Leigh Palmer at Solexa Limited, Chesterford Research Park, Little Chesterford, Nr Saffron

Walden, Essex CB10 1XL, Great Britain, not later than the time the offer expires. See the section entitled “Procedure for Acceptance” beginning on page 165.

Q: As a Solexa shareholder, how long do I have to decide whether to accept the offer?

A: Solexa shareholders have until 5:00 p.m., London time, on March 1, 2005, to accept the offer, unless the offer is extended. See the section entitled “Procedure for Acceptance” beginning on page 165.

Q: As a Solexa shareholder, shall I send in my Solexa share certificates now?

A: Share certificate(s) and/or other documents of title should accompany the form(s) of acceptance sent by Solexa shareholders to Leigh Palmer at Solexa Limited as described in the letter from the Chairman of Lynx on page 164. If a Solexa shareholder’s share certificate(s) and/or other documents(s) of title are not readily available or are lost, a completed form of acceptance for the Solexa shares held by the Solexa shareholder should nevertheless be completed and delivered as described above, together with any share certificates or other documents of title that are available, accompanied by a letter stating that the remaining share certificates and/or documents of title will follow, or that the Solexa shareholder has lost one or more share certificates and/or documents of title. The Solexa shareholder should then arrange for the relevant share certificates and/or documents of title to be forwarded to Leigh Palmer at Solexa Limited as soon as they become available. In the case of lost certificates and/or other documents of title, the Solexa shareholder should write as soon as possible to Leigh Palmer, Solexa Limited, Chesterford Research Park, Little Chesterford, Nr. Saffron Walden, Essex CB10 1XL, Great Britain, requesting a letter of indemnity for lost share certificate(s) and/or other document(s) of title, which, when completed in accordance with the instructions accompanying such letter of indemnity, should be returned to Leigh Palmer at Solexa Limited. If the conditions to the offer are not fulfilled and the first closing does not take place, the completed form of acceptance and share certificates and other documents of title (if any) will be returned to each accepting Solexa shareholder by first class post.

Q: Whom should I call with questions?

A: If you have any questions about the transaction or if you need additional copies of this proxy statement/ prospectus, the enclosed proxy card or the enclosed form of acceptance, you should contact:

Lynx stockholders:	Solexa shareholders:
Lynx Therapeutics, Inc. 25861 Industrial Blvd. Hayward, CA 94545 (510) 670-9300 Attention: Investor Relations	Solexa Limited Chesterford Research Park Little Chesterford Nr Saffron Walden Essex CB10 1XL Great Britain 44 (0) 1799 532300 Attention: Leigh Palmer

You may also obtain additional information about Lynx from documents filed with the United States Securities and Exchange Commission, which we refer to as the “SEC,” by following the instructions in the section entitled “Where You Can Find More Information” on page 181.

SUMMARY OF THE PROXY STATEMENT/ PROSPECTUS

      Lynx is sending this proxy statement/ prospectus to Lynx stockholders and Solexa shareholders. This summary highlights selected information from this proxy statement/ prospectus and does not contain all of the information that is important to you. To better understand the transaction, you should read this entire document carefully, including the acquisition agreement attached as Annex A and incorporated by reference into this proxy statement/ prospectus, the opinion of Seven Hills Partners LLC attached as Annex B and the other documents to which Lynx refers. In addition, Lynx incorporates by reference into this proxy statement/ prospectus important business and financial information about Lynx. You may obtain the information incorporated by reference into this proxy statement/ prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 181. Lynx has included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

Lynx Therapeutics, Inc.
25861 Industrial Blvd.
Hayward, CA 94545
(510) 670-9300

      Lynx believes that it is a leader in the development and application of novel genomic analysis solutions. By “novel,” Lynx means next generation technology that will take the engagement of thought leaders before broader commercial acceptance can occur. Companies with established technologies do compete with Lynx for applications suited to their technologies and may compete with Lynx in the development of new technologies similar to those of Lynx in the future. Lynx’s Massively Parallel Sequencing System (MPSS™) consists of proprietary instrumentation and software that are used to analyze millions of DNA molecules in parallel, enabling genome structure characterization at an unprecedented level of resolution. As applied to gene expression analysis, MPSS™ provides comprehensive and quantitative digital information important to modern systems biology research in the pharmaceutical, biotechnology and agricultural industries. Lynx’s business primarily focuses on providing genomics discovery services to its customers using proprietary MPSSTM, and supplying customers with DNA sequences and other information that result from experiments. Lynx has sold a small number of MPSS instruments to selected customers to date and may increase instrument sales if and when improved versions that are more fully automated are developed. Lynx currently has approximately 75 employees. For more information, visit Lynx’s website at www.lynxgen.com; however, information on Lynx’s website is not a part of this proxy statement/ prospectus.

Solexa Limited
Chesterford Research Park
Little Chesterford
Nr. Saffron Walden
Essex CB10 1XL
Great Britain
44 (0) 1799 532300

      Solexa Limited, a private company registered in England and Wales, with its registered office outside Cambridge, U.K., is developing systems for the comprehensive and economical analysis of individual genomes that consist of instruments, consumable items such as reagents, and software. Solexa anticipates that these systems will be used by its future customers in a wide range of applications from basic research through development and implementation and across various industries including, among others, personalized medicine, agriculture, food manufacturing, fermentation and biodefense. Solexa currently has approximately 52 employees. For more information, visit Solexa’s website at www.solexa.com; however, information on Solexa’s website is not a part of this proxy statement/ prospectus.

      Lynx’s MPSSTM biochemistry determines four DNA bases per cycle utilizing a series of enzymatic reactions with proprietary oligonucleotides, whereas Solexa’s biochemistry determines one DNA base per cycle utilizing DNA polymerase and proprietary nucleotides. Lynx’s MPSSTM uses one florescence dye, while

Solexa’s approach uses four florescence dyes. Both systems require specialized imaging and reagent delivery systems. Solexa’s system does not currently compete with Lynx’s MPSSTM, but once fully developed, it may have the potential to compete with Lynx’s MPSSTM.

Summary of the Transaction (see Page 39)

      Lynx has agreed to make an offer to each Solexa shareholder to acquire all of their shares in the share capital of Solexa. Each Solexa shareholder who accepts the offer will receive Lynx common stock in exchange for their Solexa shares based on an exchange ratio described in more detail in the section entitled “The Transaction Consideration and Exchange of Securities” on page 66. Further terms and conditions of the offer are described in the section entitled “The Transaction” on page 39. If Lynx receives valid acceptances of the offer in respect of not less than 90% in nominal value of the outstanding Solexa ordinary shares, Lynx is entitled to and intends to invoke a compulsory acquisition process under the Companies Act in order to acquire 100% of the Solexa ordinary shares. Lynx has received irrevocable undertakings to accept the offer from certain Solexa directors and shareholders collectively holding 100% of Solexa B preferred shares and 100% of Solexa A ordinary shares. Therefore, the compulsory acquisition procedure will not be relevant to such Solexa shares. See the section entitled “Compulsory Acquisition” on page 166.

      Lynx has also agreed to make an option offer for each outstanding Solexa option either concurrently with the commencement of the offer or as soon as reasonably practicable after, but in no event later than four weeks following the commencement of the offer. In connection with the transaction, all outstanding Solexa options will in the event of a compulsory acquisition procedure become fully vested and exercisable pursuant to the terms of the applicable Solexa plans. For details of the compulsory acquisition, see the section entitled “Compulsory Acquisition” on page 166. Under the option offer, a Solexa optionholder may elect: (x) to exercise his or her Solexa options and exchange the Solexa ordinary shares received upon exercise for shares of Lynx common stock; or (y) to exchange his or her Solexa options for options to acquire shares of Lynx common stock, which options will remain subject to the original vesting schedule and other applicable terms and conditions. In the event that a Solexa optionholder does not elect either to exercise or exchange his or her options, and following the implementation of the compulsory acquisition procedure by Lynx to acquire any remaining Solexa ordinary shares, the options will terminate and cease to be outstanding within one month following notification to Solexa optionholders of such compulsory acquisition procedure. See the section entitled “Option Offer” on page 65.

      If the transaction is completed, Lynx will issue, or otherwise allocate for issuance under options to acquire Lynx common stock, a total of 29.5 million shares of Lynx common stock pursuant to the terms of the offer and the option offer. Following the completion of the transaction, Solexa shareholders will become holders of Lynx common stock, and Solexa will become a wholly-owned subsidiary of Lynx.

Overview of the Acquisition Agreement (see Page 65)

Conditions to the Offer (see page 71)

      Lynx’s obligations to first issue shares of Lynx common stock pursuant to the offer, which we refer to as the “first closing,” will not take place until the holders of at least 90% in nominal value of each class of the outstanding Solexa shares shall have accepted the offer.

      The first closing is also subject to the fulfillment, or waiver by Lynx, of several customary closing conditions, including, but not limited to, the following:

•	Lynx’s registration statement, of which this proxy statement/ prospectus is a part, shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Lynx common stock to be issued in the offer shall have been approved for listing on the NASDAQ SmallCap Market, subject to official notice of issuance;

•	Lynx shall have obtained the approval of Lynx’s stockholders of (1) the issuance of shares of Lynx common stock in connection with the transaction, (2) the change-of-control of Lynx in connection with the transactions contemplated by the acquisition agreement, and (3) an amendment to Lynx’s 1992 plan to increase the number of shares reserved for issuance thereunder by 2 million shares;

•	Solexa’s board of directors shall not have and shall not have resolved to change its recommendation to Solexa’s shareholders to accept the offer;

•	Solexa shall have had cash and cash equivalent balances of at least £5,000,000 on December 1, 2004, which include specified advances and payments made by Solexa to Lynx and fees and expenses incurred and paid by Solexa in connection with the transaction; and

•	there shall not have occurred an event having a material adverse effect with respect to Solexa.

      In addition, the first closing is subject to the fulfillment or waiver by Solexa of several customary closing conditions, including, but not limited to, the following:

•	Seven Hills shall not have withdrawn or modified its fairness opinion delivered to Lynx’s board of directors in a manner adverse to Lynx or Solexa;

•	Lynx shall have obtained the approval of Lynx’s stockholders of (1) the issuance of shares of Lynx common stock in connection with the transaction, (2) the change-of-control of Lynx in connection with the transactions contemplated by acquisition agreement, and (3) an amendment to Lynx’s 1992 plan to increase the number of shares reserved for issuance thereunder by 2 million shares;

•	Lynx’s board of directors shall not have and shall not have resolved to change its recommendation to Lynx’s stockholders to approve the matters set forth in the immediately preceding bullet point and each of the other proposals that Lynx and Solexa shall deem reasonably necessary for the purpose of effecting the transaction;

•	Solexa shall have received confirmation from the U.K. Inland Revenue that the sale of the Solexa shares in exchange for shares of Lynx common stock will qualify for roll-over relief from capital gains tax under applicable English law;

•	Lynx shall be eligible to register the shares of Lynx common stock for resale using Form S-3;

•	there shall not have occurred a dissolution, liquidation or termination of existence of Lynx or the failure of Lynx to pay its debts as they mature on a reasonably timely basis or any similar occurrence;

•	there shall not have occurred an event having a material adverse effect with respect to Lynx; and

•	Solexa shall have received an opinion of Solexa’s corporate counsel and Lynx shall have received an opinion of Lynx’s corporate counsel, each to the effect that the offer will qualify as a “reorganization” for United States federal income tax purposes.

Termination of the Acquisition Agreement (see page 74)

      The acquisition agreement may be terminated and the offer may be abandoned at any time before the first closing date under several circumstances, including:

•	by mutual written consent of Lynx and Solexa;

•	by either Lynx or Solexa if the offer shall have expired, terminated or been withdrawn in accordance with the terms of the acquisition agreement without Lynx having exchanged any Solexa shares pursuant to the offer, unless a principal cause of such expiration, termination or withdrawal is a breach by the party seeking to terminate the acquisition agreement;

•	by either Lynx or Solexa if the first closing has not taken place on or before March 31, 2005, unless a principal cause of the first closing not having taken place is a breach by the party seeking to terminate the acquisition agreement;

•	by either Lynx or Solexa if there shall be any law or regulation that makes completion of the transaction illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Lynx or Solexa from completing the offer is entered and such judgment, injunction, order or decree shall become final and non-appealable;

•	by Lynx if Solexa’s board of directors shall have changed, or shall have resolved to change, its recommendation to Solexa’s shareholders that they accept the offer;

•	by Solexa if Lynx’s board of directors shall have changed, or shall have resolved to change, its recommendation to Lynx’s stockholders that they approve (i) the issuance of shares of Lynx common stock in connection with the transaction, (ii) the change-of-control of Lynx in connection with the transactions contemplated by acquisition agreement, (iii) an amendment to the Lynx 1992 plan to increase the number of shares authorized for issuance by 2 million shares, and (iv) each of the other proposals that Lynx and Solexa shall deem reasonably necessary for the purposes of effecting the transaction;

•	by either Lynx or Solexa if the Lynx annual meeting shall have been duly convened and the Lynx stockholder approval of the matters set forth in (i)-(iii) of the preceding bullet point shall not have been obtained;

•	by Solexa if an event or circumstance shall have occurred that makes it impossible for Lynx’s representations and warranties to be true and correct in all material respects, or for Lynx to perform its obligations and comply with its agreements and covenants in all material respects under the acquisition agreement, or if there shall have been a breach by Lynx causing the above and such breach is not cured within 30 days following receipt of written notice from Solexa;

•	by Lynx if an event or circumstance shall have occurred that makes it impossible for Solexa’s representations and warranties to be true and correct in all material respects, for Solexa to perform its obligations and comply with its agreements and covenants in all material respects under the acquisition agreement, or for Lynx to obtain the requisite stockholder approval, or if there shall have been a breach by Solexa causing the above and such breach is not cured within 30 days following receipt of written notice from Lynx;

•	by either Lynx or Solexa if a material adverse effect with respect to the other party shall have occurred and such material adverse effect is not cured within 45 days following receipt of notice of such material adverse effect;

•	by Solexa upon the withdrawal or modification of the fairness opinion of Lynx’s financial advisor in a manner adverse to Lynx or Solexa; and

•	by Solexa upon the dissolution, liquidation or termination of existence of Lynx, the failure of Lynx to pay its debts as they mature on a reasonably timely basis, the appointment of a custodian or receiver of any material part of Lynx’s property, the institution by or against Lynx or any indorser or guarantor of any note of any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally or the making by Lynx or any indorser or guarantor of any note of an assignment or trust mortgage for the benefit of creditors, or a declaration of intent by Lynx to effect any of the foregoing, unless the above is the direct result of Solexa’s failure to perform its obligations under certain agreements with Lynx.

No Solicitation (see page 70)

      The acquisition agreement contains detailed provisions prohibiting Lynx and Solexa, as well as their respective officers, directors, employees, agents and representatives from taking any action to solicit a competing acquisition proposal. Notwithstanding these restrictions, the acquisition agreement provides that under limited circumstances prior to the first closing date, Lynx or Solexa, upon receipt of an acquisition proposal from a third party, may furnish nonpublic information to that third party and/or enter into discussions or negotiations with that third party. The circumstances under which Lynx or Solexa may furnish information to or negotiate with a third party is limited to acquisition proposals that the applicable party’s board of directors, after consultation with its outside legal counsel and financial advisor, if any, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, the third party making the proposal and the strategic and other benefits of the current transaction, determines is reasonably capable of being completed on its terms and if completed on such terms would result in a transaction financially more favorable to that party’s stockholders.

      If either Lynx or Solexa receives an acquisition proposal from a third party that the board of directors or a committee of the board of the receiving party believes in good faith is reasonably capable of being completed and that would result in a more favorable transaction from a financial point of view to such party’s stockholders than the currently proposed transaction, then the board of directors of the receiving party may change its recommendation relating to the transaction. In order for the board of directors of the party receiving the superior acquisition proposal to change its recommendation, (i) such party shall have provided four days’ written notice that it intends to change its recommendation, (ii) such party’s board shall determine in good faith that failure to take such action would result in a breach of the board of directors’ fiduciary obligations to its stockholders, and (iii) such party shall not have breached its “no solicitation” obligations.

      A change in Lynx’s board of directors’ recommendation shall not affect Lynx’s obligation to continue the offer and to convene the Lynx annual meeting. Lynx shall not submit to a vote of its stockholders any transaction contemplated by a competing acquisition proposal, or propose to do so, prior to or at the Lynx annual meeting.

Vote of Stockholders Required (see page 37)

      In order to transact business at the Lynx annual meeting, holders of a majority of the shares of Lynx common stock entitled to vote as of the record date for the Lynx annual meeting must be present, either in person or by proxy. The approval of the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx require the majority of the total votes cast at the Lynx annual meeting, either in person or by proxy. As of the close of business on the record date, directors and executive officers and their affiliates beneficially owned and were entitled to vote 105,770 shares of Lynx common stock, which represented less than 1% of the 7,527,538 shares of Lynx common stock outstanding and entitled to vote on that date.

      The transaction is not subject to a vote by the Solexa shareholders.

Directors and Management of Lynx Following the Transaction (see Page 63)

      The acquisition agreement provides that, on the first closing date, Lynx’s board of directors shall consist of Craig C. Taylor, Genghis Lloyd-Harris, Tom Daniel, Hermann Hauser, Mark Carthy and John West. In addition, one or more other directors who shall be mutually acceptable to Lynx’s board of directors and Solexa’s board of directors shall be appointed to Lynx’s board of directors on the first closing date. The acquisition agreement further provides that Lynx and Solexa will ensure that the composition of Lynx’s board of directors upon such appointment comply with the rules and regulation of the NASDAQ and the SEC. Lynx and Solexa have agreed to appoint Steve Allen to Lynx’s board of directors on the first closing date.

      Effective as of the first closing date, John West will serve as the chief executive officer of Lynx.

Restrictions on Ability to Sell Lynx Common Stock (see Page 59)

      Several Lynx stockholders entered into parent support agreements under which they have agreed not to, directly or indirectly, for a period ending on the earlier to occur of 180 days following the first closing date and the termination of the acquisition agreement, sell or transfer any shares of Lynx common stock held and to be acquired by them during that period. Several Solexa shareholders and optionholders entered into company support agreements under which they have agreed not to, directly or indirectly, for a period ending on the earlier to occur of 180 days following the first closing date and the termination of the acquisition agreement, sell or transfer any Solexa shares held by them or any shares of Lynx common stock or Solexa shares acquired by them during that time. For a description of the Lynx stockholders and the Solexa shareholders and optionholders that entered into the support agreements, see the section entitled “Reciprocal Support Agreements” on page 76. In addition, by accepting the offer and/or the option offer, Solexa shareholders and optionholders will be deemed to have agreed not to, for a period ending 180 days following the first closing date, sell or transfer any Lynx common stock acquired by them in the offer and/or the option offer.

      In addition, shares of Lynx common stock received by affiliates of Solexa may only be sold pursuant to Rule 145 of the Securities Act (which restricts the volume of securities that can be sold) or pursuant to a registration statement or exemption from the registration requirements of the Securities Act.

      Lynx has agreed to file a resale registration statement covering the resale of shares of Lynx common stock received by the Solexa shareholders who have entered into the company support agreements and who may be deemed to be affiliates of Solexa in the transaction until such time as less than 25% of Lynx common stock received by these Solexa shareholders is held by them.

Opinion of Lynx’s Financial Advisor (see Page 46)

      In connection with the transaction, Lynx’s financial advisor, Seven Hills Partners LLC, which we refer to as “Seven Hills,” rendered its oral opinion, which was subsequently confirmed in writing, to Lynx’s board of directors that, as of September 27, 2004, the consideration to be paid by Lynx pursuant to the acquisition agreement was fair from a financial point of view to Lynx. The full text of the written opinion of Seven Hills, which sets forth the assumptions made, matters considered and limits of review in connection with the opinion, is attached as Annex B. Seven Hills provided its opinion for the information and assistance of Lynx’s board of directors. The opinion does not constitute a recommendation as to how holders of Lynx common stock should vote with respect to the transaction or any other matter. Seven Hills has consented to the inclusion of and references to its opinion in this proxy statement/prospectus.

      In connection with the financial advisory services rendered by Seven Hills, Lynx has agreed to pay Seven Hills $500,000 plus one percent of the consideration to be paid by Lynx, and financing received by Lynx, in the transaction. While the exact amount of total consideration payable to Seven Hills will be determined upon the completion of the transaction, based upon the closing price of Lynx common share of $3.79 as of December 28, 2004, the total cash consideration payable to Seven Hills would have been approximately $1.6 million. As Lynx has previously paid Seven Hills a $250,000 fairness opinion fee and a $50,000 retainer, the remaining estimated $1.3 million is contingent upon consummation of the transaction. Lynx has also agreed to indemnify Seven Hills and related persons against specified liabilities relating to or arising out of services performed by Seven Hills.

Interests of Directors, Officers and Affiliates (see Page 60)

      In considering the recommendation of Lynx’s board of directors that Lynx stockholders vote in favor of the issuance of Lynx common stock and the resulting change of control of Lynx, Lynx stockholders should be aware that some Lynx executive officers and directors have interests in the transaction that may be different from, or in addition to, their interests as stockholders of Lynx. These interests include that Lynx will maintain an extension of coverage of Lynx’s director and officer insurance with effect from the first closing date, for the benefit of those Lynx directors and officers who are covered by such policies at the first closing date, with respect to matters occurring prior to the first closing date for six years after the first closing date. Lynx’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

      In considering the recommendation of Solexa’s board of directors to Solexa’s shareholders that they accept the offer, Solexa shareholders should be aware that some executive officers and directors of Solexa have interests in the transaction that are different from, or in addition to, the other Solexa shareholders. These interests include:

•	John West, chief executive officer of Solexa, Steve Allen, Mark Carthy, Tom Daniel, Hermann Hauser and Genghis Lloyd-Harris, each a director of Solexa, will be appointed to Lynx’s board of directors on the first closing date;

•	the above directors may receive option grants to purchase Lynx common stock under the Lynx 1992 plan following the completion of the transaction as determined by Lynx’s board of directors;

•	Lynx and Mr. West have reached an understanding regarding Mr. West’s employment as the chief executive officer of Lynx following the first closing date, on terms that are substantially similar to those in his employment agreement with Solexa, including, among other things, cash compensation, special bonuses and option grants, including additional option grants upon the completion of the transaction;

•	Solexa entered into a service agreement on June 24, 2004 with Nick McCooke, the former chief executive officer of Solexa, pursuant to which Solexa will become obliged to pay Mr. McCooke the sum of £125,000 in two tranches starting from the first closing date;

•	in connection with the transaction, all outstanding Solexa options held by Solexa’s directors and officers and their affiliated entities, in the event of a compulsory acquisition, will become fully vested and exercisable pursuant to the terms of the applicable Solexa plans;

•	Lynx has agreed to indemnify the present and former officers, directors, employees and agents of Solexa in respect of acts or omissions occurring on or prior to the first closing date or arising out of the transaction, and to maintain an extension of coverage of Solexa’s director and officer insurance with effect from the first closing date, for the benefit of those Solexa directors and officers who are covered by such policies at the first closing date, with respect to matters occurring prior to the first closing date for six years after the first closing date, subject to certain limitations;

•	Lynx has agreed to file a resale registration statement covering the resale of shares of Lynx common stock received by a number of Solexa shareholders, including Tim Rink, Shankar Balasubramanian, Mr. McCooke and Mr. West, as well as their affiliated entities, who may be deemed to be affiliates of Solexa in the transaction until such time as less than 25% of Lynx common stock received by these Solexa shareholders is held by them;

•	entities affiliated with Tom Daniel, Hermann Hauser and Mark Carthy, each a director of Solexa, and the entity where Genghis Lloyd-Harris, a director of Solexa, is an employee may participate in the proposed financing and as a result receive shares of Lynx common stock or debt securities or warrants convertible into or exercisable for Lynx common stock; and

•	it is anticipated that the trading volume of Lynx common stock will increase following the transaction, which may facilitate the sale of an increased number of shares under Rule 144 of the Securities Act for affiliates of Solexa following the transaction.

      Solexa’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation to Solexa’s shareholders that they accept the offer.

Material U.S. Federal Income Tax Consequences of the Transaction (see Page 54)

      It is expected that the transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” for federal income tax purposes. The offer is conditioned upon the receipt by Lynx from its U.S. legal counsel, Cooley Godward LLP, which we refer to as “Cooley Godward,” and the receipt by Solexa from its U.S. legal counsel, Heller Ehrman White & McAuliffe LLP, which we refer to as “Heller Ehrman,” opinions that transaction will qualify as a “reorganization.” Assuming such qualification, a U.S. holder of Solexa shares will not recognize any gain or loss in the exchange of Solexa shares for Lynx shares except with respect to fractional shares. A non-U.S. holder of Solexa shares generally will not recognize gain or loss upon the receipt of Lynx shares in exchange for Solexa shares, subject to several exceptions. However, tax matters can be complex and the tax consequences of the transaction to you will depend on your particular tax situation. HOLDERS OF SOLEXA SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO THEM OF THE OFFER AND OF THE OWNERSHIP AND DISPOSAL OF THE LYNX SHARES, AND THE TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS. For a more complete description of the U.S. federal income tax consequences of the transaction, see the section entitled “Material U.S. Federal Income Tax Consequences of the Transaction” on page 54.

Material U.K. Tax Consequences of the Transaction (see Page 177)

      The transaction is structured as a “reorganization” within the meaning of Section 135 of the Taxation of Chargeable Gains Act 1992. A U.K. resident holder of Solexa shares will not be treated as having disposed of its shares to the extent that it receives shares of Lynx common stock in exchange and will therefore not recognize a gain on the disposal. HOLDERS OF SOLEXA SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.K. TAX CONSEQUENCES OF ACCEPTING THE OFFER. For a more complete description of the U.K. tax consequences of the transaction, see section entitled “Material U.K. Tax Consequences of the Transaction” on page 177.

Risk Factors (see Page 23)

      In evaluating the acquisition agreement, the principal terms of the transaction or the issuance of Lynx common stock in the transaction, you should carefully read this proxy statement/ prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 23 as well as the risk factors listed in the annual report on Form 10-K, as amended, of Lynx for the year ended December 31, 2003, and the quarterly report on Form 10-Q of Lynx for the quarter ended September 30, 2004.

Listing of Lynx Common Stock on the NASDAQ SmallCap Market (see Page 62)

      It is a condition to the offer that the shares of Lynx common stock to be issued in the transaction be approved for listing on the NASDAQ SmallCap Market, subject to official notice of issuance.

      The NASDAQ staff has indicated to Lynx that it will view the transaction as constituting a “Reverse Merger” under the NASDAQ Marketplace Rule 4330(f). As a result, Lynx will be required to satisfy the requirements for initial inclusion on the NASDAQ Stock Market, including a $4.00 per share minimum bid price for the 90 trading days preceding the completion of the transaction, in order for Lynx common stock to remain listed on the NASDAQ SmallCap Market following the completion of transaction. Lynx does not currently satisfy the minimum bid price requirement and intends to effect a reverse split of the outstanding shares of Lynx common stock in order to effect a plan to meet these requirements. No assurance can be given that a listing will be obtained on the NASDAQ. If Lynx does not meet the initial listing requirements for Lynx common stock to be listed on the NASDAQ SmallCap Market, the shares of Lynx common stock may be delisted from the NASDAQ SmallCap Market. See the section entitled “Risk Factors — Risks Relating to the Combined Group Following the Transaction”on page 26.

Market Price Information (see Page 21)

      Lynx common stock is listed on the NASDAQ SmallCap Market under the trading symbol “LYNX.” On September 27, 2004, the last full trading day prior to the public announcement of the acquisition agreement, Lynx common stock closed at $1.86 per share. On January 19, 2005, Lynx common stock closed at $3.38 per share.

      Currently there is no public trading market for Solexa shares.

Regulatory Approval (see page 58)

      The transaction is subject to antitrust laws. For the reasons described in greater detail in the section entitled “Regulatory Matters; Hart-Scott-Rodino Act and Antitrust” on page 58, the transaction between the parties is not presently believed to be subject to the reporting and waiting provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act. Thus, no filings have been made or are presently contemplated with the U.S. Department of Justice, or the “DOJ,” and the U.S. Federal Trade Commission, or the “FTC.” Nevertheless, either the DOJ or the FTC as well as a foreign regulatory agency or government, state or private person, may challenge the transaction at any time before or after completion.

Appraisal Rights (see page 105)

      Under the Delaware General Corporation Law, which we refer to as the “DGCL,” the stockholders of Lynx do not have appraisal rights in connection with the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx. Solexa shareholders generally do not have appraisal rights under English law.

Comparison of Stockholder Rights (see Page 93)

      The rights of Solexa shareholders as stockholders of Lynx after the transaction will be governed by the DGCL, Lynx’s certificate of incorporation and Lynx’s bylaws. Those rights differ from the rights of Solexa shareholders under English law, Solexa’s articles of association and the shareholders’ agreement between Solexa and its shareholders. See the section entitled “Comparison of Rights of Holders of Lynx Common Stock and Solexa Shares” on page 93.

Reciprocal Support Agreements (see Page 76)

      Solexa has entered into parent support agreements with several executive officers, directors and stockholders of Lynx, which we refer to as the “parent support agreements.” Under the parent support agreements, these Lynx executive officers, directors and stockholders have agreed to vote the Lynx shares of common stock they hold in favor of the approval of the issuance of common stock in connection with the transaction and the resulting change of control of Lynx, as well as each other proposal to be acted on by Lynx’s stockholders at the Lynx annual meeting in accordance with the acquisition agreement or any other matters that could reasonably be expected to facilitate the transaction. As of January 19, 2005, these Lynx executive officers, directors and stockholders beneficially owned approximately 3% of the outstanding shares of Lynx common stock.

      Lynx has entered into company support agreements and irrevocable undertakings with a number of shareholders of Solexa. We refer to such company support agreements as the “company support agreements,” and together with such irrevocable undertakings, as the “company support documents.” Under the company support documents, each such Solexa shareholder has agreed to accept or procure acceptance of the offer and/or make an election under the option offer in accordance with their respective terms within 10 business days of the offer being made by Lynx. Such Solexa shareholders have also agreed to vote their Solexa shares in favor of the delivery of a selling notice to invoke a compulsory transfer to Lynx of the remaining share capital of Solexa, if necessary, and the approval of any other matters that could reasonably be expected to facilitate the transaction. As of January 19, 2005, these Solexa shareholders owned 100% of the outstanding Solexa B preferred shares, 100% of the outstanding Solexa A ordinary shares and approximately 82.5% of the outstanding Solexa ordinary shares.

      In addition, the institutional Solexa shareholders who entered into the company support agreements have agreed not to convert any Solexa B preferred shares and Solexa A ordinary shares they hold into Solexa ordinary shares and have waived their pre-emption and rights of first refusal under Solexa’s articles of association with respect to the transaction. The irrevocable undertaking by Nick McCooke, the former chief executive officer and a shareholder of Solexa, provides that, if acceptances in respect of 100% of the then outstanding share capital of Solexa have been received by Lynx on or before the first closing date, Mr. McCooke shall be entitled to withdraw consent in respect of one Solexa ordinary share to enable Lynx to invoke the compulsory acquisition procedure described in the section entitled “Compulsory Acquisition” on page 176.

      We refer to the parent support agreements and the company support documents collectively as the “support agreements.”

Summary of the Proposed Financing (see Page 125)

      On October 26, 2004, Lynx’s board of directors unanimously found it to be advisable and in the best interests of Lynx to seek stockholder approval for (i) the sale, issuance or potential issuance, in connection with one or more capital raising transactions raising an aggregate amount of not more than $10,000,000 (excluding amounts receivable by Lynx upon exercise of any warrants issued pursuant to any such capital raising transaction), of up to 10,000,000 shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) to investors who will likely include affiliates of certain individuals who will be appointed to Lynx’s board of directors on the first closing date, upon such terms as Lynx’s board of directors, or a committee thereof, may deem to be in the best interests of Lynx and its stockholders, and at an effective price of not less than 80% of the last closing price of the Lynx common stock as reported on the NASDAQ SmallCap Market prior to the pricing of the securities to be issued pursuant to any such capital raising transaction and (ii) the change of control, if any, of Lynx which may occur as a result of such sale, issuance or potential issuance. Any such capital raising transaction would occur, if at all, prior to the first closing date, but no later than 3 months after Lynx receives the Lynx stockholders’ approval of the proposed financing. There can be no assurance that Lynx will complete the proposed financing. Whether or not Lynx does complete the proposed financing, Lynx may raise additional capital in a transaction or series of transactions following the first closing date. Any such additional transaction or series of transactions may require the further approval of the Lynx stockholders.

SELECTED SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

      The following tables present summary historical financial data, summary unaudited pro forma combined financial data, comparative per share data as well as market price, exchange rate and dividend data of Lynx and Solexa.

Selected Summary Historical Financial Data of Lynx

      The following table sets forth selected summary historical financial data of Lynx. The information presented below was derived from Lynx’s audited financial statements as of December 31, 1999, 2000, 2001, 2002 and 2003 and for the years then ended and the unaudited financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004. This information is only a summary. You should read it together with Lynx’s historical financial statements and accompanying notes incorporated by reference into this proxy statement/ prospectus. Historical results are not necessarily indicative of future results.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands except per share data)
Consolidated Statements of Operations Data:
Net revenues:
Technology access and services fees	$7,833	$12,389	$18,372	$13,026	$15,840	$14,233	$3,948
License fee from related party	—	—	453	759	760	570	570
Collaborative research and other	5,042	235	429	3,621	1,501	1,318	117

Total revenues	12,875	12,624	19,254	17,406	18,101	16,121	4,635

Operating costs and expenses:
Cost of services fees and other	828	3,652	4,118	3,499	4,362	3,619	3,885
Research and development	15,510	19,761	24,660	20,813	12,178	9,749	7,397
General and administrative	4,175	6,170	7,503	6,271	6,773	5,003	5,387
Restructuring charge for workforce reduction	—	—	—	530	292	292	118

Total operating costs and expenses	20,513	29,583	36,281	31,113	23,605	18,663	16,787

Loss from operations	(7,638)	(16,959)	(17,027)	(13,707)	(5,504)	(2,542)	(12,152)
Interest and other income (expense), net	1,232	4,158	378	600	(1,124)	(573)	52

Loss before income tax provision (benefit) and equity share of net loss of related party	(6,406)	(12,801)	(16,649)	(13,107)	(6,628)	(3,115)	(12,100)
Income tax provision (benefit)	258	500	81	(98)	202	202	1
Equity share of net loss of related party	—	—	—	2,522	1,930	1,699	—

Net loss	$(6,664)	$(13,301)	$(16,730)	$(15,531)	$(8,760)	$(5,016)	$(12,101)

Basic and diluted net loss per share	$(4.19)	$(8.18)	$(9.18)	$(4.50)	$(1.80)	$(1.07)	$(1.70)
Shares used in per share computation	1,589	1,626	1,822	3,455	4,854	4,670	7,125

	December 31,
						September 30,
	1999	2000	2001	2002	2003	2004

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$30,786	$18,798	$5,509	$11,735	$5,609	$1,698
Total assets	51,638	39,215	32,502	31,987	18,796	14,698
Equipment loans — noncurrent portion	3,471	3,077	1,806	1,093	—	—
Stockholders’ equity	19,646	6,222	4,714	12,056	10,066	4,343

Selected Summary Historical Financial Data of Solexa

      The following table sets forth summary historical financial data of Solexa. The information presented below as of December 31, 1999, 2000 and 2001, and for the years ended December 31, 1999 and 2000 is derived from unaudited financial statements of Solexa. The information as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 is derived from Solexa’s audited financial statements included elsewhere in this proxy statement/ prospectus. The information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 is derived from Solexa’s unaudited financial statements included elsewhere in this proxy statement/ prospectus. In the opinion of Solexa’s management, these unaudited financial statements have been prepared on a basis consistent with that of Solexa’s audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. This information is only a summary. You should read it together with Solexa’s historical financial statements and accompanying notes included in this proxy statement/ prospectus. Historical results are not necessarily indicative of future results.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands except per share data)
Statements of Operations Data:
Revenue:
Service income	$—	$—	$—	$—	$7	$—	$72

Operating costs and expenses:
Research and development	302	483	1,918	4,308	5,639	3,889	4,774
General and administrative	73	299	695	1,008	1,087	1,006	2,122

Total operating costs and expenses	375	782	2,613	5,316	6,726	4,895	6,896

Loss from operations	(375)	(782)	(2,613)	(5,316)	(6,719)	(4,895)	(6,824)
Interest and other income (expense), net	9	(4)	104	555	363	287	226

Loss before income tax benefit	(366)	(786)	(2,509)	(4,761)	(6,356)	(4,608)	(6,598)
Income tax benefit	—	—	—	(293)	(707)	—	—

Net loss	(366)	(786)	(2,509)	(4,468)	(5,649)	(4,608)	(6,598)

Dividends	—	—	—	—	—	—	(479)

Net loss attributable to ordinary shareholders	$(366)	$(786)	$(2,509)	$(4,468)	$(5,649)	$(4,608)	$(7,077)

Basic and diluted net loss per share	$(0.28)	$(0.48)	$(0.76)	$(0.61)	$(0.77)	$(0.63)	$(1.08)
Shares used in per share computation	1,307	1,629	3,285	7,338	7,338	7,338	6,565

	December 31,
						September 30,
	1999	2000	2001	2002	2003	2004

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$478	$1,853	$16,853	$13,295	$8,907	$12,244
Total assets	594	2,383	17,913	15,013	10,401	18,226
Shareholders’ equity (deficit)	511	(212)	17,136	14,207	9,606	2,913

      On October 18, 2004, Solexa completed a subsequent issue and sale of additional B preferred shares, raising approximately $0.9 million. The above selected summary historical financial data of Solexa do not reflect the issuance of B preferred shares in October 2004 and related changes to cash balances and shareholders’ equity.

Selected Unaudited Pro Forma Condensed Combined

Financial Data of Lynx and Solexa

      The following selected unaudited pro forma condensed combined financial data was prepared using the purchase method of accounting. For accounting purposes, Solexa is considered to be acquiring Lynx in this transaction. The unaudited pro forma condensed combined statements of operations data combines the historical statements of operations of Lynx and Solexa for the year ended December 31, 2003 and for the nine months ended September 30, 2004, giving effect to the proposed transaction as if it had occurred on January 1, 2003. The unaudited pro forma condensed combined balance sheet data combines the historical balance sheets of Lynx and Solexa as of September 30, 2004, giving effect to the proposed transaction as if it had occurred as of September 30, 2004.

      The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary. The data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Lynx that would have been reported had the proposed transaction been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Lynx. Please also read the section in this proxy statement/ prospectus entitled “Forward Looking Statements” on page 33 for more information on the statements made in this section.

      This selected unaudited pro forma condensed combined financial data should be read in conjunction with the summary selected historical financial data, the unaudited pro forma condensed combined financial statements and accompanying notes contained elsewhere in this proxy statement/ prospectus, Solexa’s historical financial statements and accompanying notes contained elsewhere in this proxy statement/ prospectus and Lynx’s historical consolidated financial statements and accompanying notes incorporated by reference into this proxy statement/ prospectus. See the section entitled “Where You Can Find More Information” on page 181 of this proxy statement/ prospectus.

	Year Ended
	December 31,	Nine Months Ended
Pro Forma Condensed Combined Statements of Operations Data	2003	September 30, 2004

	(In thousands, except per share data)
Net revenues	$17,348	$4,137
Loss from operations	(13,398)	(19,730)
Net loss	(15,584)	(19,453)
Basic and diluted net loss per share	$(0.48)	$(0.56)
Shares used in computation of basic and diluted net loss per share(1)	32,501	34,772

As of
September 30,
Pro Forma Condensed Combined Balance Sheet Data	2004

(In thousands)
Cash, cash equivalents and short-term investments	$14,842
Total assets	41,947
Equipment loans — noncurrent portion	10
Total stockholders’ equity	33,956

(1)	Assumes 27,647,200 new Lynx common shares issued to Solexa shareholders (excluding the 1,852,800 Lynx share equivalents to be issued to Solexa optionholders).

Comparative Per Share Data

      The following table presents historical per share data regarding the net loss and book value of each of Lynx and Solexa and unaudited combined pro forma per share data after giving effect to the transaction as a purchase of Lynx by Solexa. The pro forma net loss per share information gives effect to the proposed transaction for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as if it had occurred on January 1, 2003. The pro forma book value per share information gives effect to the proposed transaction as if it had occurred on December 31, 2003 and September 30, 2004, respectively. The pro forma combined shares consist of 27,647,200 new Lynx common shares to be issued to Solexa shareholders (excluding the 1,852,800 Lynx share equivalents to be issued to Solexa optionholders) added to the shares used in computation of Lynx’s historical basic and diluted net loss per share or historical book value for the applicable period. The Solexa equivalent shares assume 12,960,362 as-converted Solexa ordinary shares (as a result of converting the Solexa B preferred shares and Solexa A ordinary shares into Solexa ordinary shares) and an exchange ratio of 2.1332 new Lynx common shares to be issued in the transaction for each Solexa as-converted ordinary share. Neither Lynx nor Solexa has paid any cash dividends during the periods presented.

      The data has been derived from and should be read in conjunction with the summary selected historical financial data, Solexa’s historical financial statements and accompanying notes contained elsewhere in this proxy statement/ prospectus, the unaudited pro forma condensed combined financial statements contained elsewhere in this proxy statement/ prospectus and Lynx’s historical consolidated financial statements and the accompanying notes incorporated by reference into this proxy statement/ prospectus. The unaudited pro forma per share data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Lynx that would have been reported had the transaction been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of the combined company.

      The Solexa equivalent pro forma per share data is calculated by multiplying the pro forma combined per share amounts by the as-converted exchange ratio of 2.1332 shares of Lynx common stock for each share in Solexa’s share capital.

			Pro Forma

	Historical		Lynx and
			Solexa	Solexa
	Lynx	Solexa	Combined	Equivalent

	(Shares in thousands)
Basic and diluted net loss per common share:
Year ended December 31, 2003	$(1.80)	$(0.77)	$(0.48)	$(1.02)
Nine months ended September 30, 2004	$(1.70)	$(1.08)	$(0.56)	$(1.02)
Shares used in computation of basic and diluted net loss per share:
Year ended December 31, 2003	4,854	7,338	32,501
Nine months ended September 30, 2004	7,125	6,565	34,772
Book value per share as of:
December 31, 2003	$1.62	$1.31	$1.12	$2.39
September 30, 2004	$0.58	$0.29	$0.97	$2.07
Shares used in computation of book value per share:
December 31, 2003	6,199	7,338	33,846
September 30, 2004	7,528	7,338	35,175

Market Price, Exchange Rate and Dividend Data

Market Price Data

      Lynx common stock is quoted on the NASDAQ SmallCap Market and traded under the symbol “LYNX.” The table below sets forth for the periods indicated the high and low bid prices per share of Lynx common stock. For current price information with respect to Lynx common stock, you are urged to consult publicly available sources. No assurance can be given as to future prices of, or markets for, shares of Lynx common stock.

	Lynx
	Common Stock

	High	Low

Fiscal year ending December 31, 2005
January 1 – January 19, 2005	$3.87	$3.25
Fiscal year ending December 31, 2004
Fourth Quarter	$4.10	$2.26
Third Quarter	2.51	1.48
Second Quarter	5.30	1.99
First Quarter	6.86	4.49
Fiscal year ended December 31, 2003
Fourth Quarter	$6.59	$4.02
Third Quarter	7.94	2.80
Second Quarter	4.95	1.73
First Quarter	2.59	1.61
Fiscal year ended December 31, 2002
Fourth Quarter	$5.95	$2.73
Third Quarter	8.61	2.94
Second Quarter	14.77	7.84
First Quarter	32.89	14.14

      There is no established trading market for Solexa shares.

Recent Share Price Data

      On September 27, 2004, the last completed trading day prior to the announcement of the acquisition agreement, the closing sales price of Lynx common stock on the NASDAQ SmallCap Market was $1.86 per share. On January 19, 2005, the closing sales price of Lynx common stock on the NASDAQ SmallCap Market was $3.38 per share. The table below sets forth the implied equivalent value of one share in Solexa’s share capital on the dates indicated, based on the exchange ratios. Changes in the market price of Lynx common stock will not affect the number of shares of Lynx common stock to be received by Solexa’s shareholders.

		Per Share	Per Share
		Equivalent Value on	Equivalent Value on
Solexa Shares	Exchange Ratio	September 27, 2004	January 19, 2005

B preferred share	2.61560	$4.87	$8.84
A ordinary share	2.75326	$5.12	$9.31
Ordinary share	0.88637	$1.65	$3.00

Exchange Rate Data

      Lynx common stock is quoted and trades on the NASDAQ SmallCap Market in U.S. dollars. Fluctuations in the currency exchange rate between the United States dollar and pounds sterling will cause the value of Lynx common stock received by a Solexa shareholder to change. The following table sets forth, for each period indicated, the high and low daily average interbank exchange rates for one United States dollar expressed in pounds sterling and the daily average interbank exchange rate at the end of such period:

	Exchange Rates

	High	Low	Period End	Average

Fiscal year ending December 31, 2005
January 1 – January 19, 2005	0.53970	0.51660	0.53570	0.53117
Fiscal year ending December 31, 2004
Fourth Quarter	0.56350	0.51140	0.51920	0.51920
Third Quarter	0.56460	0.53260	0.55590	0.54977
Second Quarter	0.57200	0.53730	0.55340	0.55323
First Quarter	0.56270	0.52230	0.54770	0.54485
Fiscal year ended December 31, 2003
Fourth Quarter	0.60480	0.56070	0.56250	0.58629
Third Quarter	0.64060	0.59700	0.60010	0.62084
Second Quarter	0.64670	0.59130	0.60650	0.61845
First Quarter	0.64350	0.60310	0.63540	0.62388
Fiscal year ended December 31, 2002
Fourth Quarter	0.64870	0.62230	0.62350	0.63614
Third Quarter	0.65990	0.63010	0.64060	0.64542
Second Quarter	0.70180	0.64990	0.65260	0.68424
First Quarter	0.71200	0.68640	0.70150	0.70078
Fiscal year ended December 31, 2001
Fourth Quarter	0.71030	0.67340	0.68920	0.69298
Third Quarter	0.71780	0.67640	0.67820	0.69554
Second Quarter	0.73080	0.68930	0.70700	0.70331
First Quarter	0.70650	0.66190	0.70610	0.68546
Fiscal year ended December 31, 2000
Fourth Quarter	0.71630	0.66710	0.66990	0.69092
Third Quarter	0.71670	0.65660	0.68360	0.67675
Second Quarter	0.68190	0.62190	0.65860	0.65257
First Quarter	0.64030	0.60320	0.62660	0.62272

      On September 27, 2004, the last trading day prior to the announcement of the acquisition agreement, the exchange rate for one United States dollar expressed in pounds sterling was 0.6030. On January 19, 2005, the exchange rate for one United States dollar expressed in pounds sterling was 0.53570.

      Lynx stockholders and Solexa shareholders are advised to obtain current market quotations for Lynx common stock and current currency exchange rates between the United States dollar and pounds sterling. No assurance can be given as to the market price of Lynx common stock or the currency exchange rate at any time before or after the completion of the transaction. The exchange ratios will not be adjusted to compensate Solexa’s shareholders for decreases in the market price of Lynx common stock or the currency exchange rate, whether they occur before or after the completion of the transaction. Similarly, the exchange ratios will not be adjusted to compensate Lynx for any increases in the market price of Lynx common stock.

Dividends

      To date, Lynx has not paid cash dividends on its common stock and does not intend to pay any cash dividends in the foreseeable future.

      To date, Solexa has not paid cash dividends on its outstanding share capital and does not intend to pay cash dividends in the foreseeable future.

RISK FACTORS

      Lynx stockholders should carefully consider the following factors in evaluating whether to approve the proposals to be voted on at the Lynx annual meeting. Solexa shareholders should carefully consider the following factors in evaluating whether to accept Lynx’s offer. These factors should be considered in conjunction with the other information included in or incorporated by reference into this proxy statement/ prospectus, including the risks discussed in Lynx’s Form 10-Q for the quarter ended September 30, 2004 in Item 2 under “Additional Business Risks” and Item 3 under “Quantitative and Qualitative Disclosures About Market Risk” and Lynx’s Form 10-K for the year ended December 31, 2003, as amended, in Item 1 under “Business Risks” and Item 7A under “Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to the Transaction

The exchange ratios are fixed and will not be adjusted based on fluctuations in Lynx’s stock price. As a result, the specific dollar value of Lynx common stock that Solexa shareholders will receive upon completion of the transaction will depend on the market value of Lynx common stock at that time.

      Lynx’s stock price has been volatile in the past and may continue to be volatile in the future. If the transaction is completed, Lynx will issue, or otherwise allocate for issuance under options to acquire Lynx common stock, a total of 29.5 million shares of Lynx common stock pursuant to the terms of the offer and the option offer. If the offer is accepted and the transaction is completed, each holder of Solexa B preferred shares will be entitled to receive 2.61560 shares of Lynx common stock for each Solexa B preferred share; each holder of Solexa A ordinary shares will be entitled to receive 2.75326 shares of Lynx common stock for each Solexa A ordinary share; and each holder of Solexa ordinary shares will be entitled to receive 0.88637 of a share of Lynx common stock for each Solexa ordinary share. The exchange ratios will not change based on the fluctuations in the market price of Lynx common stock. As a result, the specific dollar value of Lynx common stock that Solexa shareholders will receive upon completion of the transaction will depend on the market value of Lynx common stock at that time. The market price of Lynx common stock upon the completion of the transaction will likely vary from the market price as of the date of this proxy statement/ prospectus and as of the date of the Lynx annual meeting and the date that the offer is made to Solexa’s shareholders. Any reduction in Lynx’s stock price will result in Solexa shareholders receiving less value at the time of the first closing in the transaction from shares of Lynx common stock received. Conversely, any increase in Lynx’s stock price will result in Solexa shareholders receiving greater value at the time of the first closing in the transaction from shares of Lynx common stock received.

      Variations in the market price of Lynx common stock may be caused by a number of factors, including, among others, ability to obtain financing, changes in the businesses, operations or prospects of Lynx and/or Solexa, the timing of the transaction, regulatory considerations and general market, biotechnology industry and economic conditions. Lynx stockholders and Solexa shareholders are urged to obtain recent market quotations for Lynx common stock.

Lynx and Solexa may not realize the benefits they expect from the transaction.

      Lynx and Solexa have entered into the acquisition agreement with the expectation that the transaction will result in certain benefits such as improved prospects as a combined group of raising additional capital and enhanced ability to develop and commercialize products. The integration of Lynx and Solexa will be complex, time consuming and expensive, and may disrupt Lynx’s and Solexa’s businesses. The combined group will need to overcome significant challenges in order to realize any benefits or synergies from the transaction. These challenges include the timely, efficient and successful execution of a number of post-transaction events including those described in the risk factor under “As a result of the transaction, Lynx will be a substantially larger organization, and if management is unable to sufficiently manage the company, the combined group’s operating results will suffer” on page 27.

      Lynx and Solexa may not succeed in addressing these risks or any other problems encountered in connection with the transaction. The inability to successfully integrate the operations, technology and personnel of Lynx and Solexa, or any significant delay in achieving integration, could have a material adverse effect on the combined group after the transaction and, as a result, on the market price of Lynx common stock.

The issuance of shares of Lynx common stock to Solexa shareholders in the transaction will substantially reduce the percentage interests of Lynx stockholders.

      If the transaction is completed, Lynx will issue, or otherwise allocate for issuance under options to acquire Lynx common stock, a total of 29.5 million shares of Lynx common stock pursuant to the terms of the offer and the option offer. Following the completion of the transaction, current Solexa shareholders will, upon issuance, own approximately 80% of the outstanding Lynx common stock, and current Lynx stockholders will own approximately 20% of the outstanding Lynx common stock. The issuance of 29.5 million shares of Lynx common stock will cause a significant reduction in the relative percentage interests of current Lynx stockholders in the earnings, voting, liquidation value, and book and market value of Lynx.

The issuance of shares of Lynx common stock in the proposed financing will substantially reduce the percentage interests of Lynx stockholders and will substantially reduce the interests of Solexa stockholders in the combined group following the completion of the transaction.

      As of January 19, 2005, 7,529,038 shares of Lynx common stock are issued and outstanding. If the transaction is completed and the proposed financing is also completed, Lynx will issue up to 10,000,000 shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) pursuant to the terms of the proposed financing. The issuance of up to 10,000,000 shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock), if any, will cause a significant reduction in the relative percentage interests of current Lynx stockholders and Solexa shareholders in the earnings, voting, liquidation and book and market value of the combined group.

The transaction will not be completed if Lynx fails to acquire at least 90% of each class of the outstanding shares in the share capital of Solexa.

      The offer is subject to a condition that, before the end of the offer period, valid acceptances have been received and not properly withdrawn in respect of at least 90% in nominal value of each class of the outstanding Solexa shares. Lynx has received irrevocable undertakings to accept the offer from certain Solexa shareholders collectively holding 100% of the outstanding Solexa B preferred shares, 100% of the outstanding Solexa A ordinary shares and approximately 82.5% of the outstanding Solexa ordinary shares. Lynx will not be able to effect the compulsory acquisition of all the remaining Solexa ordinary shares under English law if the condition requiring acceptances of at least 90% in nominal value of the Solexa ordinary shares is not satisfied. See the section entitled “Compulsory Acquisition” on page 176.

Some of Lynx’s and Solexa’s officers and directors have conflicts of interest that may influence them to support or approve the transaction.

      Certain officers and directors of Lynx and Solexa will participate in arrangements that provide them with interests in the transaction that are different from those of the stockholders of Lynx and the shareholders of Solexa, including, among others, liability insurance coverage, employment and indemnification arrangements with Lynx. These interests, among others, may influence the officers and directors of Lynx and Solexa to support or approve the transaction. For a more detailed discussion see the section entitled “Interests of Officers, Directors and Affiliates” on page 60.

Following the completion of the transaction, the combined group’s officers and directors will have substantial control over the combined group.

      The combined group’s executive officers, directors and entities affiliated with them, in the aggregate, will beneficially own approximately 78% of the combined group after the transaction. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by its stockholders, including the election of directors and the approval of mergers or other changes in corporate control.

Upon the receipt of Lynx shares in the offer, Solexa’s shareholders will become stockholders in a Delaware corporation, which will change certain shareholder rights and privileges that they hold as shareholders of an English company.

      Lynx is governed by the laws of the U.S., the State of Delaware and by its certificate of incorporation and by-laws. The DGCL extends to stockholders certain rights and privileges that may not exist under English law and, conversely, does not extend certain rights and privileges that Solexa shareholders may have as a member of a company governed by English law. The directors of a Delaware corporation may elect to adopt certain provisions that have the effect of discouraging a third party from acquiring control of Lynx. Such provisions could limit the price that some investors might be willing to pay in the future for Lynx shares. These Delaware provisions may also have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change in control of Lynx, including unsolicited takeover attempts, even though such a transaction may offer Lynx stockholders the opportunity to sell their Lynx shares at a price above the prevailing market price. Some of the rights of various classes of Solexa shares will not survive the completion of the transaction and will not be replicated in the rights of Lynx common stock. For a detailed discussion of the rights of Lynx stockholders versus the rights of holders of Solexa share capital, see the section entitled “Comparison of Rights of Holders of Lynx Common Stock and Solexa Shares” on page 93.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Lynx common stock following the transaction.

      In accordance with United States generally accepted accounting principles, the combined group will account for the transaction using the purchase method of accounting. Also, under United States generally accepted accounting principles, Solexa will be considered the acquiror for the purposes of purchase accounting. The total purchase price will be allocated among Lynx’s net tangible assets and identifiable intangible assets based on their fair values as of the date of completion of the transaction, and any remaining purchase price over those cumulative fair values will be recorded as goodwill. The combined group will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the transaction, which is expected to be approximately US$0.4 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined group may be required to incur material charges relating to the impairment of those assets.

Lynx and Solexa will incur substantial costs whether or not the transaction is completed.

      Lynx and Solexa will incur substantial costs related to the transaction whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees, stamp duty and financial printing costs.

      Lynx currently expects to incur approximately $3.1 million in costs, approximately $1.2 million of which are not contingent on the completion of the transaction. Solexa currently expects to incur approximately $1.2 million in costs, approximately $1.0 million of which are not contingent on the completion of the transaction. Neither Lynx nor Solexa would be required to pay a termination fee if either company were to terminate the acquisition agreement prior to completion of the transaction. The combined group may incur costs, which are not reasonably estimable, in the quarter in which the transaction is completed or following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined group will not incur additional material charges in subsequent quarters to reflect additional costs associated with the transaction. If the benefits of the transaction do not exceed the costs of integrating the businesses of Lynx and Solexa, the combined group’s financial results may be adversely affected.

Depending on the date the transaction is completed, Lynx and/or Solexa may require additional financing prior to the completion of the transaction.

      Depending on the date the transaction is completed, Lynx and/or Solexa may require additional financing in order to fund operations until the transaction is completed. There is no guarantee that sufficient additional financing will be available from either existing Solexa investors or new investors. At present, several of the Solexa institutional investors have expressed preliminary interest in providing additional financing to the combined group. However, their commitment to any such financing, the likely amount raised and the timing of the financing are uncertain. On December 28, 2004, Lynx entered into a loan and security agreement with Silicon Valley Bank, pursuant to which Silicon Valley Bank has agreed to advance to Lynx a loan in the aggregate principal amount of up to $3,000,000.

If the transaction is not completed, Lynx may default under the loan and security agreement with Silicon Valley Bank.

      If the transaction with Solexa is not completed, Lynx may not have sufficient funds to repay the loan from Silicon Valley Bank under the loan and security agreement between Lynx and Silicon Valley Bank when the loan is due and payable. The loan is due on the earlier to occur of (x) fifteen days after the receipt by Lynx of gross proceeds in the amount of $10 million for the issuance of equity in a private placement transaction, or (y) July 31, 2005. If Lynx defaults under the loan and security agreement and the default continues, Silicon Valley Bank has the right to accelerate repayment of the loan and to realize on its security interest, including without limitation, to reclaim and sell the collateral under the loan and security agreement, including but not limited to all of Lynx’s goods, equipment, inventory, contract rights, licenses and intellectual property rights.

Risks Relating to the Combined Group Following the Transaction

The combined group will need to raise additional funding, which may not be available on favorable terms, if at all.

      The combined group will need to raise additional capital through public or private equity or debt financings in order to satisfy its projected capital needs, including the repayment of the existing loan from Silicon Valley Bank, which are estimated to be approximately $35 million over the next twenty-four months, including any funds raised in connection with the proposed financing of up to $10 million contemplated by proposal 2 and the $3 million loan advance from Silicon Valley Bank. The amount of additional capital the combined group would need to raise would depend on many factors, including:

•	the progress and scope of research and development programs;

•	the ability and willingness of Solexa’s existing venture investors to provide additional capital to the combined group;

•	payments received under its customer, license and collaborative agreements;

•	its ability to establish and maintain customer, license and collaborative agreements;

•	the progress of its commercialization efforts with respect to its current commercial services and products it plans to develop and commercialize;

•	the costs associated with obtaining access to biological samples and related information; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

      The combined group cannot be certain that in the future these sources of liquidity will be available when needed and that its actual cash requirements will not be greater than anticipated. If the combined group requires additional capital at a time when investment in biotechnology companies or in the marketplace in general is limited due to the then prevailing market or other conditions, it may not be able to raise such funds at the time that it desires or any time thereafter. If the combined group is unable to obtain this financing on terms favorable to the combined group, it may be unable to execute its business plan and may be required to cease or reduce further development or commercialization of its product, to sell some of all of its technology or assets or to merge with another entity. In addition, if the combined group is unable to obtain such financing, it may not have sufficient funds to repay the loan from Silicon Valley Bank. See the risk factor entitled “If the transaction is not completed, Lynx may default under the loan and security agreement with Silicon Valley Bank” on page 26. The combined group’s business, financial condition and results of operations would be materially adversely affected.

In the event that the combined group raises additional capital through issuance of equity securities or strategic alliance with third parties, its stockholders could experience substantial additional dilution or the combined group may have to relinquish certain technology or product rights.

      If the combined group raises additional capital by issuing equity securities or convertible debt securities, its existing stockholders may incur substantial dilution and any shares so issued will likely have rights, preferences and privileges superior to the rights, preferences and privileges of its outstanding common stock. If the combined group raises additional funds through collaboration, licensing or other arrangements with third parties, it may be required to relinquish rights or grant licenses on unfavorable terms to certain of its technologies or products that it would otherwise seek to develop or commercialize on its own. These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could make it difficult or impossible to implement the combined group’s long-term business plans or could materially adversely affect its business, financial condition and results of operations.

Lynx and Solexa each have a history of net losses, expect to continue to incur net losses and may not achieve or maintain profitability.

      Lynx has incurred net losses each year since its inception in 1992, with an accumulated deficit of approximately $119.8 million as of September 30, 2004. Lynx’s net losses for the years ended December 31, 2002 and December 31, 2003 were approximately $15.5 million and $8.8 million, respectively. Lynx’s net loss for the nine months ended September 30, 2004 was approximately $12.1 million. Ernst & Young LLP, independent registered public accounting firm for Lynx, has noted in its report on Lynx’s consolidated financial statements included in Lynx’s Annual Report on Form 10-K for the year ended December 31, 2003, as amended, that Lynx’s financial condition raises substantial doubt about Lynx’s ability to continue as a going concern. Solexa has incurred net losses each year since its inception in 1998, with an accumulated deficit of approximately $21.0 million as of September 30, 2004. Solexa’s net losses for the years ended December 31, 2002 and December 31, 2003 were approximately $4.5 million and $5.6 million, respectively. Solexa’s net loss attributable to ordinary shareholders for the nine months ended September 30, 2004 was approximately $7.1 million. Net losses may continue for the next several years as the combined group proceeds with the development and commercialization of its technologies. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, in revenues and on the level of expenses. Research and development expenditures and general and administrative costs have exceeded revenues to date, and may increase in the future. The combined group will need to generate significant revenues to achieve profitability, and even if it is successful and achieves profitability, there is no assurance it will be able to sustain profitability.

As a result of the transaction, Lynx will be a substantially larger organization, and if management is unable to sufficiently manage the company, the combined group’s operating results will suffer.

      As a result of the transaction, Lynx will add Solexa’s 52 employees based outside of Cambridge, U.K. to its existing 75 employees based in Hayward, California. The combined group will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, financial controls, policies, standards and benefits and compliance programs. The inability to successfully manage the substantially larger and internationally diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on the combined group after the transaction.

Lynx will have a new management team after the transaction which may not be able to define or execute on Lynx’s business plan.

      Lynx will have a new chief executive officer, John West, who has been the chief executive officer of Solexa since August 2004, and anticipates also hiring a chief financial officer. Solexa’s prior chief executive officer has agreed to continue to work for Solexa through February 2005, but has not committed to provide services after that point. While Mr. West has experience managing private genomics companies and large genomics teams within public U.S. companies, he has not previously been chief executive of a public company in the U.S. Mr. West anticipates dividing his time between Lynx’s operations in California and Solexa’s operations in the United Kingdom for the foreseeable future. There is no assurance that Lynx will be able to successfully recruit an experienced chief financial officer in the near future, and operating results may suffer as a result.

The transaction could cause the combined group to lose key personnel, which could materially affect the combined group’s business and require the combined group to incur substantial costs to recruit replacements for lost personnel.

      As a result of the transaction, current and prospective Solexa and Lynx employees could experience uncertainty about their future roles within the combined group. Any of the combined group’s key personnel could terminate their employment, sometimes without notice, at any time. People key to the operation and management of the combined group are John West, currently chief executive officer of Solexa; Tony Smith, currently chief technology officer of Solexa; and Mary Schramke, currently chief executive officer of Lynx.

      Each of Lynx and Solexa has recently changed its chief executive officer. Effective December 15, 2004, Kevin P. Corcoran resigned from his positions as the president, chief executive officer and a board member of Lynx. Shortly after the public announcement of the transaction, Mr. Corcoran was contacted by another company offering Mr. Corcoran a newly created executive position. Mr. Corcoran’s decision to resign was made after a consideration of the position offered compared to possible positions within the combined group after the transaction when he would no longer be the chief executive officer. On August 9, 2004, Solexa appointed John West as its chief executive officer, and on the same day, Nick McCooke resigned from his position as the chief executive officer and a board member of Solexa. Solexa’s decision to replace its chief executive officer was made by the board of directors of Solexa in January 2004 when it commenced a search for a candidate who had direct experience at senior management level in a life science instrument business and who was U.S.-based and able to lead the development of Solexa in the U.S. In addition, Edward Albini resigned from his position as Lynx’s chief financial officer effective as of February 25, 2004. Mr. Albini’s decision to resign was made based on a consideration of an offer from Novacea Inc. as its vice president and chief financial officer and his position at Lynx as the negotiation between Lynx and Solexa to combine continued. Jen-i Mao, Ph.D. resigned from her position as the vice president, genetic analysis of Lynx effective April 15, 2004 to spend more time with her family. Lynx does not maintain key person life insurance on any of its key employees, and Solexa maintains such insurance coverage on Mr. McCooke, Tony Smith, chief technology officer of Solexa, and Shankar Balasubramanian, a board member and scientific consultant of Solexa. The uncertainty related to employees’ future roles may adversely affect the ability of the combined group to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on the business of the combined group after completion of the transaction.

The combined group’s technologies depend on the successful integration of the cluster technology, which is newly acquired and may not be successfully integrated.

      The combined group’s technologies depend on the successful integration of Lynx’s and Solexa’s technologies, each of which has its own development risks. The cluster technology acquired from Manteia SA is new and the combined group may not be able to successfully integrate it with its existing technologies. The sequence data generated with clusters may not be of the same quality as Lynx currently generates using beads, or the combined group may not be able to achieve the necessary yields to be cost competitive. The combined group may have difficulty integrating the cluster technology into a commercially available instrument. The timelines associated with the development of the cluster technology contain elements of risk and uncertainty and may therefore be extended. Any prolonged delay with the development effort could allow competing technologies to capture significant market share ahead of the combined group.

The combined group intends to implement a new business model after the transaction which is different from Lynx’s existing services business model.

      The new business model that the combined group plans to implement is based primarily on sales of genomic sequencing equipment and future sales of reagents and services to support customers in their use of that equipment. Lynx’s current business model is based on providing genomics discovery services using MPSSTM and supplying customers with DNA sequences and other information that result from experiments. A change in emphasis from Lynx’s current business model may cause Lynx’s current customers to delay, defer or cancel any purchasing decisions with respect to new or existing agreements. To date, Lynx has not been contacted by any current customer with respect to any such delay, deferral or cancellation of any existing agreement. There is no assurance that the combined group will be successful in changing the emphasis of its business model from providing sequencing services to selling equipment, reagents and support services to new or existing customers.

Because the combined group will be changing its business strategy, it is uncertain whether the combined group will be able to commercialize its products or to what extent it will increase its revenues or become profitable.

      It is uncertain whether the combined group can implement its business strategy successfully because the combined group is in the early stages of development. Lynx has set out to develop new genomics sequencing technologies and is now using those technologies to develop new equipment, reagents and services. This strategy is largely untested. If the combined group’s strategy does not result in the development of products that it can commercialize, it will be unable to generate revenue. Although Lynx has developed genomics sequencing machines and both sold machines and provided gene expression services to other companies with its machines, these were based on technology that Lynx previously developed rather than the anticipated new technologies under development. The combined group cannot be certain that any future products will receive commercial acceptance. If the combined group is unable to commercialize products, it may not be able to recover its investment in the product development efforts.

Lynx will need to develop manufacturing capacity by itself or with a partner.

      If Lynx is successful in achieving commercialization and market acceptance for Lynx’s machines, Lynx will need to either build internal manufacturing capacity or contract it to a manufacturing partner. There is no assurance that Lynx will be able to build the capacity internally, nor find a manufacturing partner, to meet both the volume and quality requirements to execute its business plan. Any delay or inability to expand Lynx’s manufacturing capacity, including obtaining the commitment of necessary capital resources, could materially adversely affect its manufacturing ability.

The Lynx and Solexa technology platform is in the early stages of commercialization and is unproven for market acceptance.

      While some of Lynx’s gene expression technology has been commercialized and is currently in use, the combined group anticipates developing additional technologies to generate information about gene expression and genomic sequences that may enable scientists to better understand complex biological processes. The Lynx and Solexa technology platform is still in development, and the combined group may not be able to continue to successfully develop or commercialize the technology platform. The success of commercialization of the technology platform depends on many factors, including:

•	technical performance of the platform in relation to existing technologies;

•	the acceptance of the technology in the market place;

•	the ability to build instrument manufacture capability, or to obtain instruments from a manufacturer; and

•	the ability to manufacture reagents, or obtain licenses to resell reagents.

Lynx currently utilizes a single supplier to purchase PacI, an enzyme used with the MegaClone bead technology.

      PacI is a restriction enzyme used to digest the PCR product that is loaded onto 5-micron beads prior to MPSS sequencing. Lynx currently purchases PacI from New England BioLabs under a supply agreement, the term of which is scheduled to expire on August 15, 2005. Lynx’s reliance on a sole vendor involves several risks, including:

•	the inability to obtain an adequate supply due to manufacturing capacity constraints, a discontinuance of a product by a third-party manufacturer or other supply constraints;

•	the potential lack of leverage in contract negotiations with the sole vendor;

•	reduced control over quality and pricing of components; and

•	delays and long lead times in receiving materials from vendors.

      Lynx does not believe, however, that its business is dependent substantially on PacI or the intellectual property associated with PacI. The Company believes that it would be able to purchase alternative enzymes from other providers without incurring significant additional expenses or time delays should the need arise. In addition, if the Company is able to successfully integrate the cluster technology acquired from Manteia SA with its MPSS technology, it will no longer require PacI or an alternative enzyme. The Company has not yet determined if it will seek to extend or renew its contract with New England BioLabs but believes it could do so without unreasonable effort or expense.

If Lynx fails to adequately protect its proprietary technologies, third parties may be able to use Lynx’s technologies, which could prevent Lynx from competing in the market.

      Lynx’s success depends in part on its ability to obtain patents and maintain adequate protection of the intellectual property related to Lynx’s technologies and products. The patent positions of biotechnology companies, including Lynx, are generally uncertain and involve complex legal and factual questions. Lynx will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that Lynx’s proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Lynx and Solexa have applied and will continue to apply for patents covering their respective technologies, processes and products, as and when Lynx deems appropriate. However, third parties may challenge these applications, or these applications may fail to result in issued patents. Lynx’s existing patents and any future patents Lynx obtains may not be sufficiently broad to prevent others from practicing its technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around Lynx’s patents. In addition, Lynx’s patents may be challenged or invalidated or fail to provide Lynx with any competitive advantage.

      Lynx also relies on trade secret protection for Lynx’s confidential and proprietary information. However, trade secrets are difficult to protect. Lynx protects its proprietary information and processes, in part, with confidentiality agreements with employees, collaborators and consultants. However, third parties may breach these agreements, Lynx may not have adequate remedies for any such breach or Lynx’s trade secrets may still otherwise become known by Lynx’s competitors. In addition, Lynx’s competitors may independently develop substantially equivalent proprietary information.

Litigation or third-party claims of intellectual property infringement could require Lynx to spend substantial time and money and adversely affect Lynx’s ability to develop and commercialize Lynx’s technologies and products.

      Lynx’s commercial success depends in part on Lynx’s ability to avoid infringing patents and proprietary rights of third parties and not breaching any licenses that Lynx has entered into with regard to Lynx’s technologies. Other parties have filed, and in the future are likely to file, patent applications covering genes, gene fragments, proteins, the analysis of gene expression and protein expression and the manufacture and use of DNA chips or microarrays, which are tiny glass or silicon wafers on which tens of thousands of DNA molecules can be arrayed on the surface for subsequent analysis. Lynx intends to continue to apply for patent protection for methods relating to gene expression and protein expression and for the individual disease genes and proteins and drug discovery targets Lynx discovers. If patents covering technologies required by Lynx’s operations are issued to others, Lynx may have to rely on licenses from third parties, which may not be available on commercially reasonable terms, or at all.

      Third parties may accuse Lynx of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to Lynx’s technologies and claim that use of such technologies infringes these patents. Regardless of their merit, such claims could require Lynx to incur substantial costs, including the diversion of management and technical personnel, in defending itself against any such claims or enforcing Lynx’s patents. In the event that a successful claim of infringement is brought against Lynx, Lynx may need to pay damages and obtain one or more licenses from third parties. Lynx may not be able to obtain these licenses at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect Lynx’s ability to develop and commercialize Lynx’s technologies and products and thus prevent Lynx from achieving profitability.

The shares of Lynx common stock may be de-listed from trading on the NASDAQ SmallCap Market due to Lynx’s failure to hold an annual meeting by December 31, 2004 or if Lynx does not satisfy the initial listing requirements for Lynx common stock on the NASDAQ SmallCap Market as a result of NASDAQ’s view that the transaction constitutes a “reverse merger”.

      On January 4, 2005, Lynx received a letter from NASDAQ indicating that its securities are subject to delisting from the NASDAQ SmallCap Market based on Lynx’s failure to hold an annual meeting of stockholders by December 31, 2004 in accordance with the NASDAQ Marketplace Rule 4350(e), and solicit proxies and provide proxy statements to NASDAQ in accordance with the NASDAQ Marketplace Rule 4350(g). Lynx intends to hold an annual meeting of stockholders on March 1, 2005. Lynx requested and was granted a hearing before an independent appeal panel to review this determination. The hearing is scheduled for February 9, 2005 and Lynx common stock will continue to be listed on the NASDAQ SmallCap Market pending the panel’s decision. If the panel does not grant Lynx’s appeal, Lynx common stock may be de-listed from the NASDAQ SmallCap Market.

      In addition, as a result of the change in control of Lynx in connection with the transaction, the NASDAQ staff has indicated to Lynx that it will view the transaction as constituting a “reverse merger” under the

NASDAQ Marketplace Rule 4330(f). As a result, Lynx would be required to satisfy the requirements for initial inclusion on the NASDAQ Stock Market, including the $4.00 per share minimum bid price for the 90 trading days preceding the completion of the transaction, in order for Lynx common stock to remain listed on the NASDAQ SmallCap Market following the completion of the transaction. Lynx does not currently satisfy the minimum bid price requirement and intends to effect a reverse split of its outstanding shares of common stock in order to effect a plan to satisfy these requirements. If Lynx is unable to meet the initial listing requirements of the NASDAQ SmallCap Market, the NASDAQ staff would notify Lynx that Lynx common stock would be de-listed from the NASDAQ SmallCap Market upon the completion of the transaction. Lynx would have an opportunity to appeal this determination and a hearing on the appeal would be required to take place before an independent appeal panel within 45 days after Lynx files an appeal.

      If Lynx common stock is de-listed from the NASDAQ SmallCap Market, it would likely trade on the over-the-counter bulletin board, commonly referred to as the “pink sheets.” This is generally considered to be a less efficient market and would seriously impair the liquidity of Lynx common stock and limit Lynx’s potential to raise future capital through the sale of Lynx common stock, which could materially harm Lynx’s business.

FORWARD LOOKING STATEMENTS

      This proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/ prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to Lynx’s and Solexa’s financial condition, results of operations and businesses and the expected impact of the proposed transaction with Solexa on Lynx’s financial performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this proxy statement/ prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this proxy statement/ prospectus, in Lynx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended, in Item 1 under “Business Risks” as well as in Item 7A “Qualitative and Quantitative Disclosures about Market Risk,” its Quarterly Report on Form 10-Q for the period ended September 30, 2004 in Item 2 under “Additional Business Risks” as well as in Item 3 “Qualitative and Quantitative Disclosures about Market Risk” and the risks detailed from time to time in Lynx’s future SEC reports. Many of the important factors that will determine these results are beyond Lynx’s and Solexa’s ability to control or predict. Lynx stockholders and Solexa shareholders are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of the proxy statement/ prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, Lynx and Solexa do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/ prospectus or to reflect the occurrence of unanticipated events.

ANNUAL MEETING OF LYNX STOCKHOLDERS

When and where is the Lynx annual meeting?

      The Lynx annual meeting will be held on March 1, 2005, at 11:00 a.m., local time, at Lynx’s principal executive offices, located at 25861 Industrial Blvd., Hayward, California 94545. Lynx is sending this proxy statement/ prospectus and the enclosed proxy card to its stockholders because Lynx’s board of directors is soliciting their proxy to vote at the Lynx annual meeting.

What are Lynx stockholders voting on at the Lynx annual meeting?

      There are six matters scheduled for a vote at the Lynx annual meeting:

1. to consider and vote upon a proposal to approve the issuance of Lynx common stock pursuant to the acquisition agreement and the resulting change of control of Lynx;

2. to approve (i) the sale, issuance or potential issuance of shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) for an aggregate consideration of not more than $10,000,000 (excluding amounts receivable by Lynx upon the exercise of any warrants) at a price that may be less than the greater of book or market value of the Lynx common stock, to investors who will likely include affiliates of certain individuals who will be appointed to Lynx’s board of directors on the first closing date, and (ii) the change of control, if any, of Lynx which may occur as a result of such sale, issuance or potential issuance, in all cases to comply with NASDAQ Marketplace Rule 4350;

3. to elect six directors to serve for the ensuing year and until their successors are duly elected or appointed;

4. to approve an amendment to Lynx’s certificate of incorporation to effect a reverse stock split of Lynx’s common stock pursuant to which any whole number of outstanding shares between and including two and four would be combined into one share of Lynx common stock and to authorize Lynx’s board of directors to select such number and file such amendment;

5. to approve an amendment to the Lynx 1992 plan to increase the aggregate number of shares of Lynx common stock authorized for issuance under such plan by 2,000,000 shares if the transaction under the acquisition agreement is completed or 300,000 shares if the transaction is not completed; and

6. to ratify the selection by the Audit Committee of Lynx’s Board of Directors of Ernst & Young LLP as the independent registered public accounting firm of Lynx for its fiscal year ending December 31, 2004.

      At the Lynx annual meeting, Lynx shareholders will be asked to conduct any other business properly bought before the meeting.

Who can vote at the Lynx annual meeting?

      Only Lynx’s stockholders of record at the close of business on January 3, 2005 will be entitled to vote at the Lynx annual meeting. On the record date, there were 7,527,538 shares of Lynx common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Lynx Stockholders’ Name

      If on the record date, the shares of a Lynx stockholder were registered directly in such stockholder’s name with Lynx’s transfer agent, EquiServe Trust Company N.A., then such Lynx stockholder is a stockholder of record. As a stockholder of record, the Lynx stockholder may vote in person at the meeting or vote by proxy. Whether or not a Lynx stockholder plans to attend the meeting, Lynx urges such stockholders to fill out and return the enclosed proxy card to ensure his or vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

      If on the record date, the shares of a Lynx stockholder were held, not in such stockholder’s name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then such Lynx stockholder is the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to such stockholder by that organization. The organization holding such Lynx stockholder’s account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, the Lynx stockholder has the right to direct such stockholder’s broker or other agent on how to vote the shares in such stockholder’s account. These Lynx stockholders are also invited to attend the annual meeting. However, since such Lynx stockholders are not the stockholder of record, they may not vote their shares in person at the meeting unless they request and obtain a valid proxy from their broker or other agent.

How do Lynx stockholders vote?

      Lynx stockholders may either vote “For” all the nominees to Lynx’s Board of Directors or may withhold their vote from any nominees such Lynx stockholder specifies. For each of the other matters to be voted on, Lynx stockholders may vote “For” or “Against” or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Lynx Stockholder’ Name

      If a Lynx stockholder is a stockholder of record, such stockholder may vote in person at the Lynx annual meeting or vote by proxy using the enclosed proxy card. Whether or not such Lynx stockholder plans to attend the meeting, Lynx urges such stockholder to vote by proxy to ensure such stockholder’s vote is counted. A Lynx stockholder may still attend the meeting and vote in person if such stockholder has already voted by proxy.

•	To vote in person, a Lynx stockholder must come to the annual meeting and Lynx will give each stockholder a ballot when he or she arrives.

•	To vote using the proxy card, a Lynx stockholder must complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If a Lynx stockholder returns such stockholder’s signed proxy card to Lynx before the annual meeting, Lynx will vote such stockholder’s shares as he or she directs.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

      If a Lynx stockholder is a beneficial owner of shares registered in the name of a broker, bank, or other agent, such stockholder should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Lynx. A Lynx stockholder shall simply complete and mail the proxy card to ensure that such stockholder’s vote is counted.

      To vote in person at the Lynx annual meeting, a Lynx stockholder must obtain a valid proxy from such stockholder’s broker, bank or other agent. A Lynx stockholder shall follow the instructions from such stockholder’s broker or bank included with these proxy materials, or contact such stockholder’s broker or bank to request a proxy form.

How many votes does a Lynx stockholder have?

      On each matter to be voted upon, a Lynx stockholder has one vote for each share of common stock he or she owns as of the record date.

What if a Lynx stockholder returns a proxy card but does not make specific choices?

      If a Lynx stockholder returns a signed and dated proxy card without marking any voting selections, such stockholder’s shares will be voted: (i) “For” the approval of the issuance of Lynx’s common stock in the transaction and the resulting change of control of Lynx; (ii) “For” the approval of the issuance of shares of

Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) in connection with the proposed financing; (iii) “For” the election of all six nominees for directors; (iv) “For” the approval of the amendment to Lynx’s certificate of incorporation to effect a reverse stock split; (v) “For” the approval of the 2 million share increase in the number of shares of Lynx common stock authorized for issuance under the Lynx 1992 plan if the transaction is completed or the 300,000 share increase if the transaction is not completed; and (vi) “For” the ratification of Ernst & Young LLP as the independent registered public accounting firm of Lynx for its fiscal year ending December 31, 2004. If any other matter is properly presented at the meeting, a Lynx stockholder’s proxy (one of the individuals named on such stockholder’s proxy card) will vote such stockholder’s shares using his or her best judgment.

Who is paying for this proxy solicitation?

      Lynx will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, Lynx’s directors and employees and The Altman Group may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but The Altman Group will be paid its customary fee of approximately $6,000 plus out-of-pocket expenses if it solicits proxies. Lynx will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if a Lynx stockholder receives more than one proxy card?

      If a Lynx stockholder receives more than one proxy card, such stockholder’s shares are registered in more than one name or are registered in different accounts. Such Lynx stockholder must complete, sign and return each proxy card to ensure that all of the shares are voted.

Can a Lynx stockholder change the Lynx stockholder’s vote after submitting the proxy?

      Yes. A Lynx stockholder can revoke such stockholder’s proxy at any time before the final vote at the meeting. A Lynx stockholder who is the record holder of the Lynx shares may revoke such stockholder’s proxy by any one of three ways:

•	submitting another properly completed proxy card with a later date;

•	sending a written notice that such stockholder is revoking the proxy to Lynx’s Secretary at 25861 Industrial Blvd., Hayward, California 94545; or

•	attending the annual meeting and voting in person. Simply attending the meeting will not, by itself, revoke a Lynx stockholder’s proxy.

      If a Lynx stockholder’s shares are held by a broker or bank as a nominee or agent, such stockholder should follow the instructions provided by the Lynx stockholder’s broker or bank.

When are stockholder proposals due for next year’s Lynx annual meeting?

      To be considered for inclusion in the proxy statement for the 2005 annual meeting of Lynx stockholders, a Lynx stockholder’s proposal must be submitted in writing by March 1, 2005 to Lynx’s Secretary at 25861 Industrial Blvd., Hayward, California 94545. In addition, under the Lynx bylaws, if a Lynx stockholder wishes to submit a proposal that is not to be included in Lynx’s 2005 proxy materials or nominate a director, he or she must do so by March 1, 2005. Unless a Lynx stockholder at Lynx’s 2005 annual meeting of stockholders notifies Lynx of such proposals or nominations prior to the meeting and in accordance with Lynx’s bylaws, the chairman of the Lynx annual meeting will have discretionary authority to declare at the Lynx annual meeting that such matters cannot be transacted. Lynx stockholders are also advised to review Lynx’s bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

How are votes counted?

      Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and, with respect to proposals other than the election of directors, “Against” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal except for proposals 1 and 2, and will have the same effect as “Against” votes. For proposals 1 and 2, abstentions will have no effect. Broker non-votes have no effect and will not be counted towards the vote total for any proposal except for proposal 4. For proposal 4, broker non-votes will have the same effect as “Against” votes.

      If a Lynx stockholder’s shares are held by such stockholder’s broker as such stockholder’s nominee, that is, in “street name,” such stockholder will need to obtain a proxy form from the institution that holds the stockholder’s shares and follow the instructions included on that form regarding how to instruct the stockholder’s broker to vote the shares. If a Lynx stockholder does not give instructions to such stockholder’s broker, the broker can vote such shares with respect to discretionary items, but not with respect to non-discretionary items. On non-discretionary items for which a Lynx stockholder does not give such stockholder’s broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

      To be approved, proposal 1, the issuance of Lynx common stock and the resulting change of control of Lynx, must receive a “For” vote from the majority of the total votes cast at the Lynx annual meeting, either in person or by proxy. Abstentions and broker non-votes will have no effect.

      To be approved, proposal 2, the issuance of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) in connection with the proposed financing, must receive a “For” vote from the majority of the total votes cast at the Lynx annual meeting, either in person or by proxy. Abstentions and broker non-votes will have no effect.

      For the election of directors under proposal 3, the six nominees receiving the most “For” votes (among votes properly cast in person or by proxy) will be elected. Only votes “For” or “Withheld” will affect the outcome.

      To be approved, proposal 4, the amendment to Lynx’s certificate of incorporation to effect the reverse stock split, must receive a “For” vote from the majority of shares of Lynx common stock outstanding on the record date. If a Lynx stockholder “Abstains” from voting, it will have the same effect as an “Against” vote. Broker non-votes will have the same effect as an “Against” vote. As of the record date, there were 7,527,538 shares of Lynx common stock outstanding. Therefore, stockholders holding at least 3,763,770 shares of Lynx common stock must vote “For” the amendment to Lynx’s certificate of incorporation.

      To be approved, proposal 5, the 2 million or the 300,000 share increase in the number of shares of Lynx common stock authorized for issuance under the Lynx 1992 plan, must receive a “For” vote from the majority of shares of Lynx common stock present at the Lynx annual meeting, either in person or by proxy. If a Lynx stockholder “Abstains” from voting, it will have the same effect as an “Against” vote. Broker non-votes will have no effect.

      To be approved, proposal 6, the ratification of Ernst & Young LLP as the independent registered public accounting firm of Lynx for its fiscal year ending December 31, 2004, must receive a “For” vote from the majority of shares of Lynx common stock present at the Lynx annual meeting, either in person or by proxy. If a Lynx stockholder “Abstains” from voting, it will have the same effect as an “Against” vote.

What is the quorum requirement?

      A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority of the outstanding shares of Lynx common stock entitled to vote are present at the Lynx annual meeting, either in person or by proxy duly authorized. On the record date, there were 7,527,538 shares of Lynx common stock outstanding and entitled to vote. Thus, 3,763,770 shares of Lynx common stock must be represented by stockholders present at the meeting either in person or by proxy to have a quorum.

      The shares a Lynx stockholder holds will be counted towards the quorum only if he or she submits a valid proxy (or one is submitted on such stockholder’s behalf by such stockholder’s broker, bank or other nominee) or if he or she votes at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the meeting may be adjourned either by the chairman of the meeting or by vote of the holders of a majority of the shares represented at the meeting.

How can Lynx stockholders find out the results of the voting at the Lynx annual meeting?

      Preliminary voting results will be announced at the Lynx annual meeting. Final voting results will be published in Lynx’s quarterly report on Form 10-Q for the quarter during which the Lynx annual meeting occurs.

Will the Lynx annual meeting be adjourned for the purpose of soliciting additional proxies?

      Lynx does not currently intend to seek an adjournment of the Lynx annual meeting. However, adjournments may be made for the purpose of, among other things, soliciting additional proxies. Under Lynx’s bylaws, the Lynx annual meeting may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares represented thereat. When the Lynx annual meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. At the adjourned meeting, Lynx may transact any business which might have been transacted at the original meeting.

CHAPTER TWO — PROPOSAL 1 FOR

THE ANNUAL MEETING OF LYNX STOCKHOLDERS

APPROVAL OF ISSUANCE OF LYNX COMMON STOCK AND

CHANGE OF CONTROL OF LYNX

THE TRANSACTION

Background to the Transaction

      As part of its ongoing business, Lynx has from time to time evaluated opportunities for increasing stockholder value, including strengthening its technology, expanding its research and development capabilities, or entering into business combinations, investments, licensing and development agreements and joint ventures. Lynx has relied on obtaining external financing since the fall of 2001 to continue funding its business, and has had periodic discussions with both financing sources and potential acquirors over that period of time.

      On October 1, 2001, Lynx raised $1,000,000 in a private placement through the sale of shares of Lynx common stock to Takara Shuzo Co.

      In March 2002, as Lynx was experiencing financial difficulties, Craig Taylor, chairman of Lynx’s board of directors, contacted Tom Daniel, a Solexa board member, to consider exploring a strategic combination of the businesses. Nick McCooke, former chief executive officer of Solexa, and Tony Smith, chief technology officer of Solexa, visited Lynx’s offices in Hayward California and met with Norrie Russell, Lynx’s former chief executive officer, Mr. Taylor and several members of Lynx’s senior management, to review Lynx’s technology, business and financial position. At that time Solexa was focused on a “single molecule” approach to generating molecular arrays for subsequent DNA sequencing. During technical discussions with Lynx personnel, it was determined by both parties that Solexa’s single molecule arrays and Lynx’s MPSS sequencing bio-chemistry would be difficult to combine. Therefore, both parties did not see a compelling reason to combine their technical resources to pursue a next generation sequencing instrument.

      On April 29, 2002, Lynx sold 14,600,000 newly issued shares of Lynx common stock to certain investors in a private placement at a purchase price of $1.55 per share and warrants to purchase up to 5,840,000 shares of common stock at an exercise price of $1.94 per share for an aggregate purchase price of approximately $22,630,000.

      In January 2003, Lynx’s board of directors authorized the hiring of Friedman, Billings, Ramsey & Co., Inc. to identify and contact companies interested in a strategic business combination with Lynx.

      In January 2003, Mr. Daniel and Mark Carthy, both Solexa board members, visited the Lynx offices to receive an update on Lynx’s technology development and financial condition, but concluded that no subsequent developments had occurred that altered the conclusion reached after the visit in March 2002.

      In March 2003, Kevin Corcoran, former chief executive officer of Lynx, was contacted by the chief executive officer of a third party to explore a possible business combination. On March 26, 2003, Mr. Corcoran and Dr. Tom Vasicek, Lynx’s vice president of business development, visited the offices of the third party and provided its management with an introduction to Lynx’s technologies. In April 2003, the third party informed Lynx that it was no longer interested in pursuing a business combination with Lynx and discussions were discontinued.

      In May 2003, Lynx’s former chief financial officer, Edward Albini, and Dr. Vasicek visited the offices of another third party to discuss a possible business combination. After review, the third party decided that it was no longer interested in pursuing a business combination with Lynx. Discussions were discontinued.

      On September 25, 2003, Lynx sold 744,000 newly issued shares of common stock to certain investors in a private placement at approximately $4.03 per share and issued warrants to purchase 186,000 shares of common stock at an exercise price of approximately $9.91 per share.

      In October 2003, Messrs. Corcoran and McCooke began discussing the opportunity of a joint purchase of the DNA cluster technology and associated assets of Manteia SA, or the “cluster technology,” with Serono

SA, the majority shareholder of Manteia SA. This discussion led to a reappraisal of the benefits of a strategic combination between Lynx and Solexa because it was the common view of the companies that the use of the DNA cluster technology would allow the technologies and capabilities of the two companies to be successfully combined.

      In December 2003, Messrs. Corcoran and Albini visited Solexa’s offices outside of Cambridge, U.K., where they met with Mr. McCooke, Dr. Smith and Leigh Palmer, financial controller and company secretary of Solexa, to review the potential technology and financial impacts of a strategic combination of the companies.

      On December 9, 2003, the Solexa board of directors held a meeting at which Mr. McCooke reported that Manteia SA was effectively in the process of administration and that Manteia SA was selling its assets with bids due on such sale by the end of January 2004. Mr. McCooke also reported that discussions had taken place with Lynx relating to the accelerated development of a sequencing system. The Solexa board of directors appointed a sub-committee consisting of Tim Rink, chairman of Solexa’s board of directors, Mr. McCooke and any two investor directors to consider these issues and to act on behalf of Solexa’s board of directors until the following board meeting.

      On December 31, 2003, Lynx sold 800,000 newly issued shares of common stock to certain investors in a private placement of $5.00 per share and issued warrants to purchase 200,000 shares of common stock at an exercise price of $6.25 per share.

      In January 2004, Dr. Rink visited the Lynx offices and met with Messrs. Corcoran and Taylor to receive an update on Lynx’s technology development and financial condition.

      Between January and March 2004, Lynx and Solexa focused on the terms of their joint bid for the cluster technology, as well as the associated technology sharing agreement.

      On January 27, 2004, Solexa’s board of directors held a meeting at which Mr. McCooke provided an update of the position regarding the potential purchase of Manteia technology assets. Following analysis of various options, Solexa’s board of directors approved a joint bid agreement between Solexa and Lynx for submission by January 30, 2004.

      During a special meeting of Lynx’s board of directors held on January 29, 2004, Mr. Corcoran reviewed with the board the Manteia cluster technology and various scenarios of how Lynx could acquire this technology. The board decided in favor of pursuing the acquisition of the Manteia technology jointly with Solexa.

      On February 19, 2004, Messrs. Corcoran and McCooke met with Serono SA’s business development personnel in their Geneva offices to discuss terms associated with the purchase of the Manteia technology. Legal counsel present at the meeting and representing Solexa were CMS Cameron McKenna and CMS von Erlach Klainguti Stettler Wille.

      On February 26, 2004, the Solexa board of directors held a meeting via conference call at which a resolution was passed to proceed with the acquisition of the cluster technology assets of Manteia for a purchase price of $4 million to be satisfied by payment of $2 million in cash by Solexa and issuance of $2 million worth of Lynx common stock.

      On February 26, 2004, Lynx’s board of directors held a meeting at which a resolution was passed to proceed with the acquisition of the cluster technology assets of Manteia for a purchase price of $4 million to be satisfied by payment of $2 million in cash by Solexa and issuance of $2 million worth of Lynx common stock.

      On March 10, 2004, Lynx sold 788,235 newly issued shares of common stock to certain investors in a private placement at $5.10 per share and issued warrants to purchase 181,295 shares of common stock at an exercise price of $6.25 per share.

      On March 22, 2004, Lynx and Solexa closed their acquisition of the cluster technology and entered into a technology sharing agreement. A significant element of the technology sharing agreement was a standstill provision whereby if one of the companies was acquired by a third party prior to March 22, 2005, the other party would have the right to sole ownership of the cluster technology.

      At the meeting of Solexa’s board of directors on April 27, 2004, Mr. McCooke reported that he and Michelle Doig, Solexa’s strategic consultant, had visited Mr. Corcoran at Lynx the previous week. Mr. McCooke presented some draft joint financials to Solexa’s board of directors. After some discussion it was concluded that the figures should be further refined for presentation at the next meeting.

      It was confirmed that the sub-committee involved in the Manteia negotiations appointed on December 9, 2003 had continued authority to negotiate on behalf of Solexa’s board of directors with regard to a possible transaction with Lynx.

      On April 30, 2004, Hermann Hauser, a representative of Amadeus Capital Partners Ltd., an investor of Solexa, visited the Lynx offices to receive an update from Messrs. Corcoran and Taylor on Lynx’s technology development and financial condition.

      In May 2004, Genghis Lloyd-Harris and Steve Allen, both board members of Solexa, visited the Lynx offices to receive an update from Mr. Corcoran on Lynx’s technology development and financial condition.

      On May 27, 2004, Lynx received a term sheet from a potential investor with respect the proposed issuance of $1 million of convertible debentures and equity credit facility of up to $7 million and warrants to purchase up to 400,000 shares of Lynx common stock. Lynx continued to negotiate the terms of the proposed transaction with the potential investor through late June 2004, but decided to pursue an alternative bridge financing with Solexa.

      On June 4, 2004, Mr. Carthy, with the approval of Solexa’s board of directors, provided a preliminary term sheet to Mr. Taylor, outlining the proposed terms of a transaction between Solexa and Lynx. Mr. Taylor communicated the proposed term sheet to Lynx’s board of directors and the board resolved to continue negotiations with Solexa in parallel with discussions regarding additional external financing for Lynx.

      On July 10, 2004, Mr. Taylor informed Dr. Rink that, while Lynx continued to be interested in a transaction with Solexa, it intended to conduct a round of external financing to meet its immediate needs for working capital, based on several term sheets received from interested parties in early July.

      On July 14, 2004, Mr. Corcoran informed Lynx’s board members that no discussions with potential external financing sources had been successful. The board authorized Mr. Corcoran to engage an investment bank to assist in negotiations with Solexa, and after meeting with several potential investment banks, on July 15, 2004, Lynx engaged Seven Hills to assist in its negotiations with Solexa.

      During the period of July 19 to August 12, 2004, Lynx and Solexa and their representatives continued to negotiate the proposed terms of a transaction. During the period, Solexa closed its B preferred financing, raising approximately $14 million.

      On August 2, 2004, Mr. Taylor met with Mr. Lloyd-Harris in London to discuss the proposed transaction.

      From August 9 to 12, 2004, Mr. Corcoran and a representative from Seven Hills traveled to Solexa’s headquarters to negotiate the final terms of the agreement with Messrs. West and Lloyd-Harris.

      On August 12, 2004, the respective boards of directors of Lynx and Solexa approved a final term sheet regarding the transaction. In connection with the term sheet, the companies executed a secured bridge loan agreement whereby Solexa would provide up to $2.5 million to Lynx over the next several months during negotiations of the final acquisition agreement. In addition, the companies entered into mutual confidentiality and exclusivity agreements.

      During the period from August 16 to September 24, 2004, Lynx conducted due diligence on Solexa with the assistance of its U.S. legal counsel, Cooley Godward, its U.K. legal counsel, Bird & Bird, and its financial advisor, Seven Hills. Solexa conducted due diligence on Lynx with the assistance of its U.S. legal counsel, Heller Ehrman. Lynx and Solexa exchanged technology, business and financial information.

      From August 23 to 26, 2004, Messrs. West, Palmer and Smith and two other Solexa research and development managers traveled to Lynx’s headquarters in Hayward, California to conduct technology and business due diligence on Lynx.

      From September 6 to 9, 2004, Mr. Corcoran and representatives from Seven Hills traveled to Solexa’s headquarters to conduct business and financial due diligence on Solexa.

      On September 10, 2004, Solexa held a regularly scheduled board meeting at which Mr. West reviewed Solexa’s diligence findings and rationale for the transaction, and provided an update on the negotiations with Lynx. The board authorized a subcommittee of Dr. Lloyd-Harris, Messrs. West, Carthy, Daniel and Dr. Hauser to continue negotiations with Lynx.

      On September 14, 2004, Lynx’s board of directors held a special telephonic meeting at which Cooley Godward LLP reported on the terms of the proposed transaction. In addition, representatives from Seven Hills reviewed with Lynx’s board of directors a preliminary financial analysis of the transaction.

      From September 21 to 23, 2004, Lynx and Solexa representatives met at the office of Heller Ehrman White & McAuliffe LLP, in Menlo Park, California to continue negotiations on the definitive agreement.

      On September 23, 2004, Solexa’s board of directors held a special meeting via conference call to consider the acquisition agreement and the related transactions. At this meeting, Solexa’s management gave the board an overview of the proposed transaction. Following this presentation, the board members discussed the proposed transaction and Solexa’s alternatives, including: (i) continuing as a stand-alone entity, which had the advantage of avoiding the transaction costs and integration challenges of a combination but was considered less attractive than the proposed transaction because it was believed it would take longer to develop a commercial product via this alternative; (ii) seeking to acquire another company, but no suitable target with the required capabilities was identified; (iii) seeking to engage in one or more joint ventures, which would allow access to required capabilities without the transaction costs and integration challenges of a combination, but no suitable potential joint venture partner with the required capabilities was identified; and (iv) seeking to complete an initial public offering as an alternative means of funding Solexa as a stand-alone entity, but the board concluded that this alternative was unlikely to provide a means of funding Solexa in the near term because of the limited opportunity for initial public offerings then available to early stage technology companies in the United Kingdom. The board further reviewed the transaction in view of the joint purchase of the DNA cluster technology by Lynx and Solexa and noted that the cluster technology provided a technology platform that could be combined with technology and technical capabilities from both companies, which significantly increased the likelihood of successful development of a commercial product by the combined group. The board concluded that the technological impediment to a combination of Lynx and Solexa had been overcome and therefore voted to approve the acquisition agreement and the transactions contemplated thereby.

      On September 27, 2004, Lynx’s board of directors held a special meeting via conference call to consider the acquisition agreement and the related transactions. At this meeting, Cooley Godward LLP gave the board an overview of the terms of the proposed transaction, which had been included in a board package circulated to the board members prior to the meeting. In the meeting, Seven Hills provided an update on its financial analysis of the transaction and rendered its oral opinion, which was subsequently confirmed in writing, that, as of September 27, 2004 and based upon and subject to assumptions made, matters considered and limits of review set forth in Seven Hills’ written opinion, the consideration to be paid by Lynx pursuant to the acquisition agreement was fair from a financial point of view to Lynx. Following receipt of the fairness opinion, the board members discussed the transaction and Lynx’s lack of more suitable alternatives. The board also re-evaluated Lynx’s prior conclusion regarding the incompatibility of Solexa’s single molecule arrays with Lynx’s MPSS sequencing bio-chemistry in view of the joint acquisition of the cluster technology in March 2004. The board concluded that the joint acquisition had made successful integration of the two companies’ technologies possible and therefore voted to approve the acquisition agreement and the transactions contemplated thereby. Sydney Brenner, a director of Lynx, did not attend the special meeting.

      On September 28, 2004, Lynx and Solexa each executed the acquisition agreement, and issued a joint press release after the NASDAQ SmallCap Market closed announcing the signing of the acquisition agreement. In addition, certain officers, directors and shareholders of Solexa entered into company support agreements with Lynx and certain officers, directors and stockholders of Lynx entered into parent support agreements with Solexa.

      In October 2004, the management of Lynx and Solexa jointly reviewed the funding requirement of Lynx and the combined group prior to the completion of the transactions both in the short term and the longer term. As a result of this review, on October 26, 2004, Lynx’s board of directors unanimously found it to be advisable and in the best interests of Lynx to seek stockholder approval for one or more capital raising transaction in an aggregate amount of not more than $10,000,000 through the sale, issuance or potential issuance of up to 10,000,000 shares of Lynx common stock, to be completed prior to the completion of the transaction but in no event later than 3 months following approval by Lynx’s stockholders.

Lynx’s Reasons for the Transaction

      In reaching its decision to approve the acquisition agreement and proceed with the transaction with Solexa, Lynx’s board of directors consulted with Lynx’s management, and financial and legal advisors regarding the strategic, operational and financial aspects of the transaction. In the course of reaching its decision to approve the acquisition agreement, Lynx’s board of directors considered a variety of factors, including:

•	Lynx’s promising gene expression technologies, which, when combined with Solexa’s technology and consolidated ownership of the Manteia assets, make the prospects for Solexa and Lynx to develop and commercialize a product more promising than for Lynx as a stand-alone business;

•	the complementary nature of Lynx’s and Solexa’s products and expertise, including Solexa’s expertise with surface chemistry and enzymology, both critical for the successful commercialization of the cluster technology, and Lynx’s expertise with imaging and reagent delivery instrumentation, as demonstrated by the development of its third generation MPSS sequencing instrument;

•	the improved prospect as a combined group of raising additional capital in the future from both existing and new investors, including venture capital firms who had invested in Solexa;

•	Lynx’s continued difficulties in raising sufficient external capital to fund further operations and continued research and development activities;

•	Solexa’s existing cash balance and ability to provide Lynx with bridge financing in the near-term;

•	the lack of reasonably available alternatives for Lynx to enhance stockholder value, including any potential business combination with another third party;

•	the low likelihood that stockholders would receive any value in a bankruptcy situation for Lynx;

•	the results of Lynx’s technology due diligence review of Solexa;

•	the oral opinion of Seven Hills, subsequently confirmed in writing that, as of September 27, 2004, and based upon and subject to assumptions made, matters considered and limits of review set forth in the opinion, the consideration to be paid by Lynx pursuant to the acquisition agreement was fair from a financial point of view to Lynx;

•	the fact that Lynx’s stockholders would have the opportunity to vote in respect of the acquisition agreement;

•	the terms of the acquisition agreement, including:

•	the restrictions on the ability of Solexa to solicit offers for alternative business transactions;

•	the ability of a party to terminate the acquisition agreement if the other party alters its recommendation in favor of the transaction without paying a termination fee;

•	the representations and warranties of Lynx and Solexa; and

•	the covenants that require each of Solexa and Lynx to use its reasonable best efforts to obtain a waiver of any change of control or acceleration benefits payable to applicable stockholders or employees, other than the acceleration of the Solexa options in the option offer, and the resulting minimization of transaction costs.

      In its review of the proposed transaction, Lynx’s board of directors considered the potential adverse impact of other factors, including:

•	the possibility that the parties fail to complete the transaction;

•	the need for substantial near-term and future external financing of the combined group in order to reach commercialization of their products;

•	the limitations imposed on the conduct of Lynx, including restrictions on alternative business transactions prior to the completion of the proposed transaction;

•	the risks described under the section of this proxy statement/ prospectus entitled “Risk Factors” on page 23, including the challenges of combining the technologies and employees of the two companies;

•	the risks associated with the diversion of management resources and the impact of the transaction on employees, collaboration partners and customers;

•	the risk that the potential benefits sought in the transaction might not be realized, including that the cluster technology may not be reduced to practice; that the processing requirements for the sequencing instruments may be too difficult to develop in the required time; and that the combined group may not be able to raise sufficient capital;

•	the substantial expenses to be incurred in connection with the transaction, including costs of integrating the businesses and transaction expenses arising from the transaction and the impact of those expenses if the transaction is not completed; and

•	the risk that key management and technical personnel might not remain employed by the combined group and key customers might terminate their relationships with the combined group.

      Lynx’s board of directors viewed Solexa primarily as a technology development company and therefore did not consider its history of losses or lack of market products as a factor in its decision to combine the companies.

      The above discussion of the material factors is not intended to be exhaustive, but does set forth the principal factors considered by Lynx’s board of directors. After due consideration, Lynx’s board of directors concluded that the potential benefits of the transaction outweighed the risks associated with the transaction. In view of the wide variety of factors considered by Lynx’s board of directors in connection with the evaluation of the transaction and the complexity of these matters, Lynx’s board of directors did not consider it practical to quantify, rank or otherwise assign relative weights to the foregoing factors, and it did not attempt to do so. Rather, Lynx’s board of directors made its recommendation based on the totality of the information presented to it, and the investigation conducted by it. Lynx’s board of directors considered all these factors and determined that these factors, as a whole, supported the conclusions and recommendations described below.

      This summary of the reasoning of Lynx’s board of directors, as well as certain information presented in this section, is forward-looking in nature. This information should be read in light of the factors discussed under the section entitled “Forward Looking Statements” on page 33.

Recommendation of Lynx’s Board of Directors

      After careful consideration, Lynx’s board of directors determined that the proposed transaction is fair to, and in the best interests of, Lynx and its stockholders. Lynx’s board of directors recommends that Lynx stockholders vote FOR the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx.

      In considering the recommendation of Lynx’s board of directors with respect to the issuance of shares pursuant to the transaction and the change of control resulting from such issuance, Lynx stockholders should be aware that certain directors and officers of Lynx have interests in the offer that are different from, or are in addition to, the interests of Lynx’s stockholders generally. See the section entitled “Interests of Directors, Officers and Affiliates” on page 60.

Solexa’s Reasons for the Transaction

      In reaching its decision to approve the acquisition agreement, Solexa’s board of directors consulted with Solexa’s management and legal advisors regarding the strategic, operational and financial aspects of the transaction. The management team of Solexa performed analyses of the technology, products, business, financial performance and condition, competitive environment, and prospects of each Lynx and Solexa as separate entities and on a combined basis for Solexa’s board of directors. In reaching its decision to approve the acquisition agreement, Solexa’s board of directors also considered the interests that certain directors and officers of Solexa have in the offer. See the section entitled “Interests of Directors, Officers and Affiliates” on page 60.

      In the course of reaching its decision to approve the acquisition agreement, Solexa’s board of directors considered a variety of factors, including but not limited to, the following:

•	the strategic value of unifying the businesses and product pipelines of Lynx and Solexa, specifically, the provision by Lynx of a team to develop an instrument and related software, a production laboratory and data system with which to validate the systems being developed by Solexa, and a base for marketing in the U.S., all of which will enable the combined group to develop and commercialize an enhanced product line in a more competitive timeframe than Solexa could on a stand-alone basis;

•	the advantages of the strength of the combined intellectual property portfolio, coupled with the ability to collaborate fully on the development of the jointly owned cluster technology;

•	the benefits of integrating the skilled technical teams of both companies and pooling collaborative and customer relationships;

•	access to Lynx’s production laboratory and instrumentation hardware and software;

•	the acquisition of an established domestic base for production and marketing in the U.S.;

•	the strategic alternatives available to Solexa as set forth on page 42 and the board’s conclusion that they are not as suitable as the proposed transaction;

•	the increased opportunities of career development for Solexa’s employees in a larger international organization;

•	the fact that the Lynx common stock to be received by Solexa’s shareholders in the transaction would provide Solexa’s shareholders liquidity for such shareholders’ investment in Solexa;

•	the ability of Solexa’s shareholders to continue to participate in the growth of the business conducted by Lynx and Solexa after the completion of the offer and to benefit from any appreciation in value of Lynx common stock that may occur; and

•	the qualification of the offer as a tax-free transaction for United States federal income tax purposes (except for tax resulting from any cash received for fractional shares by the holders of shares in the capital of Solexa).

      In its review of the proposed transaction, Solexa’s board of directors also considered the potential adverse impact of other factors, including, but not limited to, the following:

•	the possibility that the parties fail to complete the transaction and that the potential benefits sought in the transaction discussed above might not be realized;

•	the risks described under the section entitled “Risk Factors” on page 23, including the challenges of combining the technologies of the two companies;

•	the risks associated with the diversion of management resources;

•	the substantial expenses to be incurred in connection with the transaction, including costs of integrating the business and transaction expenses arising from the transaction and the impact of these expenses if the transaction is not completed;

•	the current cash reserves and the cash burn rate of Lynx and the consequent funding requirements of the combined group;

•	the risk that key management and technical personnel employed by Lynx leave before or after the transaction is completed; and

•	the exposure of employees and consultants to uncertainty as new roles and organizational structures are considered and implemented.

      The foregoing discussion of the information and factors considered by Solexa’s board of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with the evaluation of the offer and the complexity of these matters, Solexa’s board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, Solexa’s board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of Solexa’s board of directors, but rather Solexa’s board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of Solexa’s senior management and legal advisor. In considering the factors described above, individual members of Solexa’s board of directors may have given different weight to different factors.

      There can be no assurance that the potential synergies or opportunities considered by Solexa’s board of directors will be achieved through completion of the transaction. See the section entitled “Risk Factors” beginning on page 23.

Recommendation of Solexa’s Board of Directors

      After careful consideration, Solexa’s board of directors determined that the acquisition agreement and the transactions contemplated thereby, including the offer, are in the best interests of Solexa. Solexa’s board of directors recommends that Solexa shareholders accept the offer.

      In considering the recommendation of Solexa’s board of directors with respect to the offer, Solexa shareholders should be aware that certain directors and officers of Solexa have interests in the offer that are different from, or are in addition to, the interests of Solexa’s shareholders generally. See the section entitled “Interests of Directors, Officers and Affiliates” on page 60.

Opinion of Lynx’s Financial Advisor

      Lynx’s board of directors engaged Seven Hills to act as Lynx’s financial advisor and to render a fairness opinion in connection with the proposed combination of Lynx and Solexa. On September 27, 2004, Seven Hills delivered its opinion to Lynx’s board of directors, which was subsequently confirmed in writing, that, based upon and subject to the assumptions made, matters considered and limits of review set forth in Seven Hills’ written opinion, the consideration to be paid by Lynx pursuant to the acquisition agreement was fair from a financial point of view to Lynx.

      The full text of Seven Hills’ written opinion is included as Annex B to this proxy statement/ prospectus. Lynx stockholders should read the opinion carefully and in its entirety. The following description of Seven Hills’ opinion is a summary of all material portions of the written opinion and is qualified in its entirety by the written opinion.

      Seven Hills provided its opinion for the information and assistance of Lynx’s board of directors in connection with its consideration of the transaction. The opinion does not constitute a recommendation as to how any holder of Lynx common stock should vote with respect to the transaction or any other matter. The opinion addresses only the fairness to Lynx from a financial point of view of the consideration to be paid by Lynx pursuant to the acquisition agreement. It does not address the relative merits of the transaction as compared to any alternative business transaction that might be available to Lynx. Further, it does not address the underlying decision by Lynx to engage in the transaction. Lynx did not impose any limitations on Seven Hills with respect to the investigations made or procedures followed in rendering its opinion.

      In connection with rendering its opinion, Seven Hills, among other things:

•	reviewed certain publicly available financial statements and other information of Lynx;

•	reviewed Lynx’s internal cash flow information and projections, prepared by Lynx management;

•	reviewed certain internal financial statements and other financial and operating data concerning Lynx and Solexa, prepared by the managements of Lynx and Solexa, respectively;

•	reviewed certain financial projections concerning Lynx, Solexa and the combined group, including the impact of the transaction on projected revenues and profitability, prepared by the managements of Lynx and Solexa;

•	discussed the past and current operations and financial condition and the prospects of Lynx, Solexa and the combined group with the managements of Lynx and Solexa;

•	reviewed and discussed with the managements of Lynx and Solexa their strategic and financial rationales for the transaction;

•	participated in discussions and negotiations among the managements and representatives of Lynx and Solexa;

•	reviewed the reported historical prices and trading activity for Lynx common stock;

•	reviewed certain financial information of selected comparable publicly-traded genomic systems companies;

•	reviewed certain financial information of selected public early-stage genomics companies;

•	reviewed certain financial information of selected recent acquisitions of genomic and medical systems companies;

•	compared relative contributions of Lynx, Solexa and the combined group regarding certain financial and other operating information;

•	reviewed the valuations, to the extent publicly available, of recent financings for comparable private companies;

•	reviewed the acquisition agreement, the loan agreement dated August 12, 2004 between Lynx and Solexa and certain other related documents; and

•	performed such other analyses and considered such other factors as Seven Hills deemed appropriate.

      Seven Hills relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by Seven Hills and assumed such accuracy and completeness for purposes of rendering its opinion, and did not assume any responsibility for independent verification of such information. Seven Hills relied upon the assurances of management of Lynx that management was not aware of any facts that would have made such information inaccurate or misleading. With respect to the projections and information relating to the strategic, financial and operational costs and benefits resulting from the transaction, Seven Hills assumed that such projections and information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Lynx, Solexa and the combined group, and that Lynx, Solexa and the combined group would perform substantially in accordance with such projections. With respect to financial projections reviewed by Seven Hills concerning Solexa on a standalone basis, Seven Hills noted that such projections were prepared by prior management of Solexa and that current management of Solexa had informed Seven Hills that such projections did not necessarily reflect management’s current estimates with respect to the future financial performance of Solexa on a standalone basis.

      Seven Hills did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets or liabilities (contingent or otherwise) of Lynx or Solexa, nor was Seven Hills furnished with any such evaluations or appraisals. Seven Hills did not evaluate the solvency or fair value of Lynx or Solexa under any state or federal laws relating to bankruptcy, insolvency or similar matters. Seven Hills noted, however, that Lynx’s internal cash flow information indicates that it would have exhausted its available cash reserves in September 2004 but for loans from Solexa pursuant to the loan agreement and that in the absence of the transaction and continued financing from Solexa, a bankruptcy or similar reorganization of Lynx was a significant possibility.

      Seven Hills assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the transaction will be obtained or that the absence of such consents and approvals will not have a material adverse effect on Lynx, Solexa or the contemplated benefits of the transaction. Seven Hills relied, without verification, on the description of the pro forma capitalization of the combined group as of the effective time of the transaction provided to Seven Hills by the managements of Lynx and Solexa. Seven Hills also assumed the transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. Seven Hills further assumed that the transaction will be completed in accordance with the terms described in the acquisition agreement and other documents furnished to Seven Hills, without waiver, modification or amendment of any material term, condition or agreement therein, and that all of the outstanding preferred shares, ordinary shares and options to acquire ordinary shares of Solexa will be acquired by Lynx pursuant to the acquisition agreement. Seven Hills’ opinion does not address the proposed reverse stock split or dilution resulting from any future financing, including the proposed issuance of up to $10 million in Lynx common stock and warrants. Seven Hills noted that it is not a legal, tax or regulatory expert and that it relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of Lynx’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the transaction.

      Seven Hills’ opinion only addresses the fairness to Lynx from a financial point of view of the consideration to be paid by Lynx pursuant to the acquisition agreement. Seven Hills’ opinion does not address the relative merits of the transaction as compared to any alternative business transaction that might be available to the Company. Seven Hills was not requested to, and Seven Hills did not, solicit alternative offers for Lynx or its assets nor did it investigate any alternative transaction that may have been available to Lynx. Seven Hills’ opinion does not address the terms of any contemplated financing, whether or not associated with the transaction. Further, Seven Hills did not express any opinion on the ability of Lynx, Solexa or the combined group to attract financing in the future, including significant financing which the management of Solexa has indicated may be required in the first quarter of 2005.

      The following represents a brief summary of the material financial analyses performed by Seven Hills in connection with rendering its opinion to Lynx’s board of directors. This summary, however, does not purport to be a complete description of the financial analyses performed by Seven Hills, nor does the order of analyses described represent the relative importance or weight given to those analyses by Seven Hills. Some of the summaries of financial analyses performed by Seven Hills include information presented in tabular format. In order to fully understand the financial analyses performed by Seven Hills, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Seven Hills. With respect to the analyses of selected public companies and selected transactions described below, none of the companies or transactions reviewed is identical or directly comparable with Lynx or the transaction.

      Lynx stockholders should compare the implied valuations from the following analyses to the total consideration of $52.9 million to be offered by Lynx in the transaction as of September 27, 2004, the date of Seven Hill’s fairness opinion.

      Discounted Cash Flow Analysis — Solexa Standalone. Using a discounted cash flow analysis, Seven Hills calculated implied equity values for a “Solexa — Management Case” and a “Solexa — Adjusted Case” based on financial forecasts for calendar years 2005 through 2009. The “Solexa — Management Case” was prepared by prior management of Solexa during Solexa’s B preferred financing round in July 2004. Seven Hills derived the “Solexa — Adjusted Case” from the “Solexa — Management Case” to illustrate what the impact on Solexa’s valuation could be if Solexa did not achieve the “Solexa — Management Case” projections.

      Given Lynx’s and Solexa’s need to further develop and commercialize their anticipated technologies, there is a potential that there may be unanticipated delays, thus delaying revenues. Based on the current stage of Lynx’s and Solexa’s technology development, Seven Hills viewed a one year delay for the “Solexa — Adjusted Case” as a reasonable scenario. In addition, Seven Hills observed that the “Solexa — Management Case” projections for operating profits were higher than the average of comparable companies selected, so the average operating margins of those companies was selected for use in the “Solexa — Adjusted Case.”

      Seven Hills used multiples of 2.0x-4.0x 2009 revenues and 20.0x-30.0x 2009 net income (tax-affected at 38%), based on comparable public companies, to derive terminal values for the “Solexa — Management Case” and the “Solexa — Adjusted Case” and discounted these and the projected annual cash flows at rates reflecting venture return hurdle rates of 30%-50%.

      The “Solexa — Management Case” resulted in values ranging from $39 million to $164 million based on 2009 revenues, and $95 million to $298 million based on 2009 net income. The “Solexa — Adjusted Case” resulted in values ranging from $10 million to $76 million based on 2009 revenues, and $11 million to $56 million based on 2009 net income.

      Discounted Cash Flow Analysis — Incremental Business. Using a discounted cash flow analysis, Seven Hills calculated implied equity values for an “Incremental Business — Management Case” and an “Incremental Business — Adjusted Case” based on financial forecasts for calendar years 2005 through 2009. Seven Hills derived the “Incremental Business — Management Case” by subtracting a “Lynx — Management Case” prepared by management of Lynx from a “Combined Company — Management Case” prepared by current management of Solexa. Seven Hills derived the “Incremental Business — Adjusted Case” by subtracting a “Lynx — Adjusted Case” based on the “Lynx — Management Case” from a “Combined Company — Adjusted Case” based on the “Combined Company — Management Case,” in each case assuming projected revenues were delayed by one year and operating margins were limited to the average of selected comparable companies.

      Seven Hills used multiples of 2.0x-4.0x 2009 revenues and 20.0x-30.0x 2009 net income (tax-affected at 38%), based on comparable public companies, to derive terminal values for the “Incremental Business — Management Case” and the “Incremental Business — Adjusted Case” and discounted these and the projected cash flows at rates reflecting venture return hurdle rates of 30%-50%.

      The “Incremental Business — Management Case” resulted in values ranging from $36 million to $139 million based on 2009 revenues, and $68 million to $205 million based on 2009 net income. The “Incremental Business — Adjusted Case” resulted in values ranging from $13 million to $77 million based on 2009 revenues, and $32 million to $114 million based on 2009 net income.

      Discounted Future Value Analysis. Using a discounted future value analysis, Seven Hills calculated implied equity values for a “Solexa — Adjusted Case” based on financial forecasts for calendar years 2005 through 2009. Seven Hills did not use an “Incremental Business” or “Combined Company” analysis since the “Discounted Future Value Analysis” only reflects the terminal value portion of a “Discounted Cash Flow” analysis and disregards the five years of interim cash flows. By applying a “Discounted Future Value Analysis” to the “Incremental Business” or “Combined Company” scenarios, the valuation would disregard the incremental cash flow savings and only capture the incremental terminal value, which would be an incomplete valuation.

      Seven Hills used multiples of 2.0x-4.0x 2009 revenues and 20.0x-30.0x 2009 net income (tax-affected at 38%), based on comparable public companies, to derive terminal values for the “Solexa — Adjusted Case” and discounted these and the projected cash flows at rates reflecting venture return hurdle rates of 30%-50%.

      The “Solexa — Adjusted Case” resulted in values ranging from $24 million to $90 million based on 2009 revenues, and $24 million to $71 million based on 2009 net income.

      Contribution Analysis. Using a contribution analysis, Seven Hills calculated the relative contributions to the combined group of Lynx on a standalone basis and Solexa on a standalone basis. Using publicly available information for Lynx as well as financial information provided by the management of each of Lynx and Solexa, Seven Hills compared the relative contribution of each of Lynx and Solexa to the pro forma revenues of the combined group for calendar years 2007, 2008 and 2009 and to the pro forma net income of the combined group for calendar year 2009. Seven Hills also reviewed the relative contribution of each of Lynx and Solexa to the pro forma total cash of the combined group, projected at the completion of the transaction, and total assets of the combined group as of June 30, 2004. In its contribution analysis, Seven Hills used “Management Case” projections prepared by prior management of Solexa during Solexa’s B preferred financing round in July 2004. The following table sets forth the results of Seven Hills’ contribution analysis.

Valuation Metric	Lynx	Solexa

2007 Revenues	25%	75%
2008 Revenues	25%	75%
2009 Revenues	25%	75%
2009 Net Income	13%	87%
Cash at Completion of the Transaction	0%	100%
Total Assets at June 30, 2004	48%	52%

      Seven Hills also calculated the relative contributions to the combined group of Lynx on a standalone basis and the incremental business. Using publicly available information for Lynx as well as financial information provided by the management of each of Lynx and Solexa, Seven Hills compared the relative contribution of each of Lynx and the incremental business to the pro forma revenues of the combined group for calendar years 2005, 2006, 2007, 2008 and 2009 and to the pro forma net income of the combined group for calendar year 2009. In its contribution analysis, Seven Hills used “Management Case” projections prepared by prior management of Solexa during Solexa’s B preferred financing round in July 2004. The following table sets forth the results of Seven Hills’ analysis.

		Incremental
Valuation Metric	Lynx	Business

2005 Revenues	100%	0%
2006 Revenues	29%	71%
2007 Revenues	27%	73%
2008 Revenues	25%	75%
2009 Revenues	29%	71%
2009 Net Income	18%	82%

      Comparable Company Financing Analysis. Seven Hills performed a comparable company financing analysis to review recent private financing valuations of Solexa and three other comparable genomic sequencing equipment companies: 454 Life Sciences Corporation, Helicos BioSciences Corporation and NimbleGen Systems, Inc. The comparable company financing valuation ranged from $37 million to $81 million.

      Technology Values of Publicly Traded Companies. Seven Hills reviewed implied technology values of publicly traded genomics companies with under $10 million in annual revenues, over $10 million in negative operating income over the past 12 months and over $100 million in market capitalization. Seven Hills calculated the equity market capitalization, subtracting two years of projected cash needs from the cash balance, and adding remaining net debt. Many investors in life sciences companies recognize that early stage, growing companies require cash in the near term in order to continue their product development before achieving profitability. Seven Hills calculated the projected cash needs based on the assumption that the companies will consume cash over the next two years at the same rate as they had during the prior twelve months. By distinguishing excess cash from the cash projected to be consumed, the former was then attributed to the company as part of its technology or market equity value. The companies analyzed were:

•	Aclara Biosciences, Inc.

•	Curagen Corporation

•	Human Genome Sciences, Inc.

•	Inspire Pharmaceuticals, Inc.

•	Medarex, Inc.

•	Nuvelo, Inc.

      The technology valuations of these publicly traded companies ranged from $81 million to $1.75 billion.

      Seven Hills believes that the six genomic systems and equipment companies listed above have operations similar to Lynx and Solexa but noted that none have the same management, composition, size or combination of businesses as Lynx and Solexa. Solexa is not currently a publicly traded company. Consequently, there is an inherent limitation of using publicly traded companies to determine a valuation for Solexa. However, by selecting the six companies with technologies and in stages of growth similar to Solexa, Seven Hills sought to identify the most relevant examples regarding the potential value of Solexa relative to the value to be issued by Lynx in the transaction. Further, Seven Hills did not include every company that could be a participant in this industry or in any specific sectors of this industry.

      Technology Values in Precedent Transactions. Seven Hills reviewed implied technology values in precedent transactions involving acquisitions of genomic and medical systems companies with under $5 million of annual revenues prior to the transaction. Transactions involving a target company that was in a different segment of genomics than Solexa were excluded.

Target	Acquiror

Cryogen Inc.	American Medical Systems Holdings, Inc.
Dendron GmbH	Micro Therapeutics, Inc.
Cobra Therapeutics	M.L. Laboratories plc
Oncormed, Inc.	Gene Logic Inc.
InControl. Inc.	Guidant Corporation
Seragen, Inc.	Ligand Pharmaceuticals Incorporated
EndoVascular Technologies, Inc.	Guidant Corporation

      The technology values in these precedent transactions ranged from $32 million to $160 million.

      No company or transaction listed above is identical to Lynx or Solexa or the transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Lynx, Solexa and the transaction are being compared.

      Comparable Public Companies. Based on information for nine publicly traded genomic systems and equipment companies Seven Hills calculated multiples of enterprise value (defined as market capitalization plus debt and minority interest less cash and cash equivalents) to the last twelve month (LTM) revenues, and the stock price to LTM net income. Seven Hills then used these multiples to generate the projected 2009 revenue and net income multiples for its discounted cash flow and discounted future value analyses. Seven Hills selected companies with over $10 million in last twelve months revenue and a market capitalization over $75 million which develop and provide technology and equipment for DNA expression and related genetic analysis (rather than companies that produce pharmaceutical products or provide services). Seven Hills chose $10 million in last twelve months revenue and market capitalizations over $75 million as the criteria to identify companies whose current size, financial performance and valuations (in addition to their technology and business models) are comparable to managements’ projected size and financial performance of Lynx/ Solexa in 2008 and 2009. Seven Hills selected the years of 2008 and 2009 as periods when managements’ Lynx/ Solexa projections reflect revenue growth rates and profitability typical of public genomic equipment companies. The nine companies were:

•	Applied Biosystems, Inc.

•	Affymetrix, Inc.

•	Caliper Life Sciences, Inc.

•	Ciphergen Biosystems, Inc.

•	Illumina, Inc.

•	Luminex Corporation

•	Molecular Devices Corporation

•	Nanogen, Inc.

•	Third Wave Technologies, Inc.

      Seven Hills believes that the nine genomic systems and equipment companies listed above have operations similar to Lynx and Solexa but noted that none have the same management, composition, size or combination of businesses as Lynx and Solexa. Further, Seven Hills did not include every company that could be a participant in this industry or in any specific sectors of this industry.

      The preparation of a fairness opinion is a complex process, involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances, and is not necessarily susceptible to partial analysis. Seven Hills believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying Seven Hills’ opinion. In arriving at its fairness determination, Seven Hills considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Seven Hills made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analysis.

      In performing its analyses, Seven Hills made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Lynx and Solexa. The analyses performed by Seven Hills are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable. Further, these analyses and estimates are inherently subject to substantial uncertainty and do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Seven Hills did not express an opinion as to the price at which the common stock of Lynx will trade at any time in the future, including upon completion of the transaction. Seven Hills’ opinion was necessarily based on economic, market and other conditions in effect on, and the information made available to Seven Hills as of, the date of the opinion, and subsequent developments may affect Seven Hills’ opinion, although Seven Hills does not have any obligation to update, revise or reaffirm its opinion.

      As described above, Seven Hills’ opinion was only one of the factors that Lynx’s board of directors took into consideration in making its determination to approve the acquisition agreement and the transaction.

      Seven Hills is a nationally recognized investment banking firm. As part of its investment banking services, Seven Hills is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, private placements and other purposes. Seven Hills was retained by Lynx’s board of directors based on Seven Hills’ experience as a financial advisor in mergers and acquisitions as well as Seven Hills’ familiarity with life sciences companies.

      In connection with the financial advisory services rendered by Seven Hills, Lynx has agreed to pay Seven Hills a retainer fee of $50,000 and a transaction fee of $500,000 plus one percent of the consideration to be paid by Lynx, and financing received by Lynx, in the transaction. Lynx also agreed to pay Seven Hills a fee of $250,000 in connection with its opinion, which fee will be credited against the transaction fee. Lynx has agreed to reimburse Seven Hills for its reasonable out-of-pocket expenses and to indemnify Seven Hills and related persons against specified liabilities relating to or arising out of services performed by Seven Hills. Seven Hills may provide investment banking services to Lynx, Solexa or the combined group in the future, for which services Seven Hills may receive compensation.

Contracts, Arrangements, Understandings or Relationships between Lynx and Solexa

      On March 22, 2004, Lynx and Solexa entered into an asset purchase agreement pursuant to which they jointly acquired from Manteia SA the rights to the cluster technology. In addition, Lynx and Solexa entered into a colony technology sharing agreement for the purpose of managing the ownership and development of the cluster technology. A significant element of the colony technology sharing agreement is a standstill provision whereby neither Lynx or Solexa would independently develop the technology without consent of the other party prior to September 22, 2004. Furthermore if either party was acquired by a third party prior to March 22, 2005, the other party to the technology sharing agreement would have the right to sole ownership of the Manteia DNA cluster assets.

      On October 25, 2004, Lynx and Solexa entered into a deed to amend the colony technology sharing agreement between Lynx and Solexa dated March 22, 2004. Under the terms of the deed and pursuant to the terms of a loan agreement dated August 12, 2004, in the event that the first closing does not take place and the transaction is, therefore, not completed, Lynx shall transfer all such right, title and interest as it has in the cluster technology to Solexa in consideration for the grant of a worldwide, perpetual and non-exclusive license of the cluster technology. Any intellectual property created as a development to the cluster technology is expressed to be owned by Solexa, except developments or modifications of the cluster technology created by Lynx that can be exploited without infringing the intellectual property rights in the cluster technology. Lynx grants to Solexa a worldwide, perpetual and non-exclusive license for the use, commercialization and sale of such severable developments. In the event that Lynx or its licensees sell any products, Lynx is obliged under the deed to pay Solexa royalties at a rate of 11.5%. In the event that Solexa or its licensees sell any products, Solexa is obliged under the deed to pay Lynx royalties at a rate of 3%.

      On October 28, 2004, Lynx and Solexa entered into a master development agreement pursuant to which Lynx will provide certain product design and development services to Solexa in connection with the development and commercialization of Solexa’s products. Under the master development agreement, Solexa will pay to Lynx up to an aggregate amount of $500,000 in consideration for Lynx’s product design and development services. The master development agreement will remain in effect until the earlier of the closing of the transaction or December 31, 2004; provided, however, that the agreement may be terminated prior to December 31, 2004 with or without cause by either party upon 10 days prior written notice.

      On August 12, 2004, Lynx and Solexa entered into a loan agreement pursuant to which Lynx has received from Solexa loan advances totaling $2.5 million upon completion of certain milestones, the last $500,000 of which was received on October 15, 2004. On September 28, 2004, as part of the transaction, Lynx and Solexa entered into a side letter regarding the loan agreement primarily to continue a number of terms from the original loan agreement that would have expired upon execution of the acquisition agreement.

      On August 12, 2004, in connection with the execution of the term sheet relating to the transaction, Lynx and Solexa entered into a mutual confidentiality agreement, which survives until August 12, 2006.

      Under the terms of the acquisition agreement, Lynx and Solexa have agreed to negotiate in good faith and use their respective reasonable best efforts to enter into a proposed arrangement whereby Solexa would compensate Lynx in return for undertaking certain research activities connected with the development of the Manteia DNA cluster assets.

Material U.S. Federal Income Tax Consequences

      The following is a summary of certain material United States federal income tax consequences of the offer and ownership and disposition of Lynx shares following the transaction that are generally applicable to Solexa shareholders. It is based on current provisions of the Code, existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as at the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary does not address all of the tax consequences that may be relevant to particular persons in light of their personal circumstances, or to certain types of persons that may be subject to special tax treatment, including but not limited to:

•	banks and other financial institutions;

•	partnerships or other pass-through entities as determined for United States federal income tax purposes;

•	real estate investment trusts and regulated investment companies;

•	certain former citizens or residents of the United States;

•	controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	insurance companies;

•	tax-exempt organizations, plans or accounts;

•	brokers, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings and persons who do not hold their Solexa shares as capital assets;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons subject to the alternative minimum tax;

•	persons who hold or will hold their Solexa shares or Lynx shares received, as part of a “straddle,” “hedge,” “integrated” or “conversion” transaction;

•	persons subject to the “wash sale” rules in the Code;

•	persons that own or have owned (or who are deemed to have owned) 10% or more (by voting power or value) of the shares of Solexa or Lynx; and

•	persons who acquired their Solexa shares upon the exercise of employee share options, employee share purchase rights or otherwise in connection with their provision of services.

      In addition, this summary does not include any description of the tax laws of any state, local or foreign government that may be applicable to a particular person and does not consider any aspects of United States federal tax law other than income taxation.

      For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Solexa shares or Lynx shares, as the case may be, that is not, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a United States trust on August 19, 1996 and validly elected to continue to be treated as a United States trust).

      For purposes of this discussion, a “U.S. holder” is, for United States income tax purposes, an individual, trust, or corporation that is a beneficial owner of Solexa shares or Lynx shares, as the case may be, who is not a non-U.S. Holder.

      The United States federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for United States federal income tax purposes) that holds the Solexa shares or Lynx shares generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

      HOLDERS OF SOLEXA SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO THEM OF THE OFFER AND OF THE OWNERSHIP AND DISPOSAL OF THE LYNX SHARES, AND THE TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

(A) Consequences to U.S. Holders

      Consequences of the Transaction. As a condition to the first closing of the transaction, Cooley Godward will provide an opinion to Lynx and Heller Ehrman will provide an opinion to Solexa that the transaction will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based upon representations and covenants made by Lynx and Solexa, as applicable, including representations in certificates of officers of Lynx and Solexa, as applicable, to be delivered to tax counsel before completion of the offer, and upon certain assumptions, including that no consideration other than Lynx shares is paid to holders of Solexa shares in exchange for their Solexa shares in connection with the offer. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the transaction could differ materially from those summarized below. The opinions represent only the best judgment of counsel concerning the tax consequences of the transaction. Such opinions neither bind the Internal Revenue Service nor preclude the Internal Revenue Service or the courts from adopting a contrary position. No ruling has been or will be requested from the Internal Revenue Service in connection with the transaction. Accordingly, it is possible that the transaction may not qualify as a reorganization, in which case the tax consequences of the transaction could differ materially from those summarized below.

      Assuming the transaction qualifies as a reorganization, for United States federal income tax purposes:

•	Except as discussed below with respect to fractional shares, a U.S. holder of shares of Solexa shares will not recognize any gain or loss in the exchange of Solexa shares for Lynx shares.

•	If a U.S. holder of Solexa shares receives cash instead of fractional Lynx shares, such U.S. holder will be required to recognize capital gain or loss, measured by the difference between the amount of cash received instead of that fraction of a share and the portion of the tax basis of that holder’s Solexa shares allocable to that fraction of a Lynx share. This gain or loss will be long-term capital gain or loss if the holder has held the Solexa shares exchanged for that fraction of a Lynx share for more than one year at the time the Solexa shares are accepted in the offer. The deductibility of capital losses is subject to limitations for both individuals and corporations.

•	A U.S. holder of Solexa shares will have a tax basis in the Lynx shares received in the offer equal to (1) the tax basis in the Solexa shares surrendered by that holder in the offer, reduced by (2) any tax basis in the Solexa shares that is allocable to a fraction of a Lynx share for which cash is received.

•	A U.S. holder’s holding period for Lynx shares received in the offer will include the holding period for Solexa shares surrendered in the offer.

      In the event that the exchange of Solexa shares for Lynx shares in the offer fails to qualify as a reorganization, then such exchange would be taxable to U.S. holders. Subject to the discussion below regarding “passive foreign investment companies,” if the offer is taxable:

•	Each U.S. holder of Solexa shares participating in the offer or the transaction, as applicable, will recognize capital gain or loss, equal to the fair market value of the Lynx shares (together with any cash instead of fractional Lynx shares) received by the U.S. holder less the U.S. holder’s tax basis in the Solexa shares surrendered. This gain or loss will be long-term capital gain or loss if the holder held the Solexa shares for more than one year at the completion of the offer.

•	A U.S. holder of Solexa shares will have a tax basis in the Lynx shares received in the offer equal to the fair market value of the shares received as of the date the offer is completed.

•	A U.S. holder’s holding period for Lynx shares received in the offer will begin the day after the offer is completed.

      If Solexa were a passive foreign investment company, or a “PFIC,” and if the transaction were a taxable transaction, then materially different federal income tax consequences could arise for a U.S. holder than described above, including, without limitation, treatment of gain recognized in the transaction as ordinary income rather than capital gain and imposition of an interest charge on the taxes due in respect of gain attributable to the years that Solexa was treated as a PFIC with respect to such U.S. holder. A foreign corporation generally is a PFIC if in any taxable year either (a) 75% or more of its gross income consists of passive income, or (b) 50% or more of the value of its assets is attributable to assets that produce, or are held for the production of, passive income. Subject to certain limited exceptions, if a foreign corporation is a PFIC under either of these tests in a particular year, shares of the corporation held by a U.S. holder in that year are treated as PFIC shares for that year and all subsequent years in the U.S. holder’s holding period even if the corporation fails to meet either test in a subsequent year. Certain exceptions apply, including if the U.S. holder makes a timely election to treat the foreign corporation as a “qualified electing fund.”

      Based on a review of its interest income compared to its revenues as disclosed in its audited financial statements for all periods from inception to December 31, 2003 and in its unaudited financial statements for the nine months ended September 30, 2004, Solexa believes it is or has been a PFIC. As a result no assurance can be provided that a U.S. holder would not be subject to the special tax treatment described above if the transaction is taxable and the U.S. holder did not make an election to treat Solexa as a qualified electing fund. The PFIC rules are very complex and, as noted, could have significant adverse effects on the taxation of gain recognized by a U.S. holder. U.S. holders are strongly urged to consult their own tax advisers concerning the application of these rules under their particular circumstances.

      Ownership of Lynx Shares. The gross amount of any distribution with respect to Lynx shares generally will be included in a U.S. holder’s ordinary income as dividends to the extent that Lynx has current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The current maximum federal income tax rate applicable to dividends paid by U.S. corporations to most non-corporate taxpayers is 15%, provided certain holding period requirements are met. Corporate U.S. holders generally will be eligible for the dividends received deduction with respect to amounts treated as a dividend, provided certain holding period requirements are met. The dividends received deduction is subject to certain limitations, however, and the benefit of such deduction may be reduced by the corporate alternative minimum tax. Accordingly, corporate U.S. holders should consult their own tax advisors regarding the availability of, and limitations on, the dividends received deduction. Any distributions in excess of Lynx’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the Lynx shares and thereafter as capital gain.

      Disposal of Lynx Shares. Generally, upon the sale or exchange of Lynx shares, a U.S. holder will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted tax basis in such Lynx shares. For non-corporate U.S. holders, the maximum U.S. federal income tax rate applicable to such gain if such U.S. holder’s holding period for such Lynx shares exceeds one year and therefore qualifies as long-term capital gain is 15%. The deductibility of capital losses is subject to limitations.

(B) Consequences to Non-U.S. Holders of the Transaction

      Consequences of Exchange. Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a non-U.S. holder generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Lynx shares in exchange for such holder’s Solexa shares and cash in exchange for a fractional share of Lynx common stock pursuant to the offer unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the offer is completed (but is not treated as a United States resident, and therefore a U.S. holder, under U.S. tax residency rules), and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a United States trade or business of the non-U.S. holder (and, in some circumstances, the gain is attributable to a fixed base (in the case of an individual) or a permanent establishment in the United States of the non-U.S. holder under an applicable income tax treaty).

      If the transaction qualifies as a reorganization, then gain or loss recognized by a non-U.S. holder referred to in either of the foregoing two exceptions would be limited to the gain or loss arising in respect of cash received in lieu of fractional shares as if the shareholder were a U.S. holder, as described above. If the transaction does not qualify as a reorganization, then gain or loss recognized by a non-U.S. holder described in either of the exceptions would be the entire amount of gain or loss realized in the transaction as if the shareholder were a U.S. holder, as described above.

      If the first exception applies, the non-U.S. holder generally will be subject to United States federal income tax at a rate of 30% on the amount by which his or her United States-source capital gains exceed his or her United States-source capital losses. If the second exception applies, the non-U.S. holder will generally be subject to United States federal income tax on the net gain in the same manner as a U.S. holder. In addition, a non-U.S. holder that is treated as a corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the United States federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

      Ownership of Lynx Shares. Dividends, if any, paid to a non-U.S. holder generally will be subject to withholding of U.S. federal tax at a rate of 30% unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by timely providing Lynx with a properly completed and duly executed Internal Revenue Service Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty; or (b) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder timely provides Lynx with an appropriate statement to that effect on a properly completed and duly executed Internal Revenue Service Form W-8ECI (or suitable successor form). If the second exception applies, the non-U.S. holder will be required to pay United States federal income tax on the dividends on a net income basis generally in the same manner as a U.S. holder, subject to any different treatment prescribed by an applicable tax treaty. In addition, a non-U.S. holder that is treated as a corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% of its effectively connected income as discussed above.

      Disposal of Lynx Shares. Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a non-U.S. holder generally will not be subject to federal income tax

(or any withholding thereof) on any gain realized by such holder upon a sale, exchange, redemption or other disposal of Lynx shares, unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year (but not treated as a United States resident, and therefore a U.S. holder, under U.S. tax residency rules), and certain other conditions are met;

•	the gain is effectively connected with the conduct of a United States trade or business of the non-U.S. holder (and, in some circumstances, the gain is attributable to a fixed base (in the case of an individual)) or a permanent establishment in the United States of the non-U.S. holder under an applicable income tax treaty; or

•	Lynx is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and, in the event that the Lynx shares are considered to be “regularly traded,” the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of such sale or exchange more than five percent of the Lynx shares.

      If the first exception applies, the non-U.S. holder generally will be subject to United States federal income tax at a rate of 30% on the amount by which his or her United States-source capital gains exceed his or her United States-source capital losses. If the second or third exception applies, the non-U.S. holder will generally be subject to United States federal income tax on the net gain derived from the sale, exchange or other disposal of the Lynx shares in the same manner as a U.S. holder. In addition, a non-U.S. holder that is treated as a corporation for United States federal income tax purposes may be subject to a 30% branch profits tax on effectively connected income as discussed above. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the United States federal income tax treatment of any such gain may be modified in the manner specified by the treaty. Lynx believes that it is not currently (and is not likely to become) a United States real property holding corporation.

(C) Backup Withholding Tax and Information Reporting Requirements

      When required, Lynx or its paying agent will report to the U.S. Internal Revenue Service the amount of proceeds paid for the Solexa shares and any dividends paid on Lynx shares in each calendar year, and the amount of United States federal income tax withheld, if any, with respect to these payments.

      U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a rate of 28% on the gross amount of any proceeds or dividends received.

      Non-U.S. holders who have provided certification as to their non-United States status or who have otherwise established an exemption will generally not be subject to backup withholding tax or information reporting if neither Lynx nor its agent has actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

      Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the Internal Revenue Service.

Regulatory Matters; Hart-Scott-Rodino Act and Antitrust

      The transaction is not presently believed to be subject to the requirements of the HSR Act, which prevents transactions meeting certain size tests, and not otherwise exempt, from being completed until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC and the related waiting period expires or is terminated early. Among other grounds for rendering the transaction non-reportable, Solexa’s status as a foreign issuer, without either substantial U.S. assets or sales, should enable the parties to establish that the transaction is presently exempt from HSR filing requirements.

      Although it is not anticipated that circumstances will change in such a way that prior to closing HSR filings would be required, it is possible that a change could occur and thereby trigger filing requirements. If that were to occur, the parties would, at that time, be required to file notifications with the DOJ and the FTC and wait for the termination or expiration of the waiting period before closing the transaction. The initial waiting period under the HSR Act is 30 days, beginning on the date that both parties complete their filings. The waiting period can be terminated early by action of both the Antitrust Division of the DOJ and by the FTC. Either agency can extend the waiting period by issuing a Request for Additional Information or second request. Such a request extends the waiting period until 30 days after each of the parties has substantially complied with the second request.

      Whether or not the parties are subject to the notice and waiting period requirements of the HSR Act, and if so, even if the waiting period has been terminated or expired, the DOJ or the FTC, as well as a foreign regulatory agency or government, state or private person, may challenge the transaction at any time before or after its completion. The parties cannot assure you that the DOJ or the FTC will not try to prevent the transaction or seek to impose restrictions or conditions on Lynx as a condition of not challenging the transaction. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the transaction, or lessen the anticipated benefits of the transaction.

Accounting Treatment

      Because Solexa’s shareholders will own approximately 80% of the shares of Lynx common stock after the acquisition, Solexa’s designees to the combined company’s board of directors will represent a majority of the combined company’s directors and Solexa’s senior management will represent a majority of the senior management of the combined company, Solexa is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Lynx will be recorded, as of the completion of the transaction, at their respective fair values and added to those of Solexa. Reported results of operations of the combined group issued after completion of the transaction will reflect those of Solexa, to which the operations of Lynx will be added from the date of the completion of the transaction. The operating results of the combined group will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets. Additionally, historical financial condition and results of operations shown for comparative purposes in periodic filings subsequent to the completion of the transaction will reflect those of Solexa. Furthermore, pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and other Intangible Assets,” goodwill arising from the transaction will be subject to at least an annual assessment for impairment. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not been made. However, for purposes of disclosing unaudited pro forma information in this proxy statement/ prospectus, a preliminary determination has been made of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon completion of the transaction.

Restrictions on Ability to Sell Lynx Common Stock

      Several Lynx stockholders entered into parent support agreements under which they have agreed not to, directly or indirectly, for a period ending on the earlier to occur of 180 days following the first closing date and the termination of the acquisition agreement, sell or transfer any shares of Lynx common stock held and to be acquired by them during that period. Several Solexa shareholders and optionholders entered into company support agreements under which they have agreed not to, directly or indirectly, for a period ending on the earlier to occur of 180 days following the first closing date and the termination of the acquisition agreement, sell or transfer any Solexa shares held by them or any shares of Lynx common stock or Solexa shares acquired by them during that time. For a description of the Lynx stockholders and the Solexa shareholders and optionholders that entered into the support agreements, see the section entitled “Reciprocal Support Agreements” on page 76. In addition, by accepting the offer and/or the option offer, Solexa shareholders and optionholders will be deemed to have agreed not to, for a period ending 180 days following the first closing date, sell or transfer any Lynx common stock acquired by them in the offer and/or the option offer.

      The shares of Lynx common stock to be issued to Solexa shareholders and holders of Solexa options in connection with the transaction will be registered under the Securities Act. Subject to the restrictions described above, these shares will be freely transferable under the Securities Act, except for shares of Lynx common stock issued to any person who is deemed to be an “affiliate” of Solexa. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of Solexa, and may include some of the officers and directors, as well as its principal shareholders. Solexa affiliates may not sell their shares of Lynx common stock acquired in connection with the transaction except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act, which principally limits the volume of securities that can be sold in a three month period or (3) any other applicable exemption under the Securities Act. Lynx’s registration statement on Form S-4, of which this proxy statement/ prospectus is a part, does not cover the resale of shares of Lynx common stock to be received by affiliates of Solexa in the transaction.

      Lynx has agreed to file a resale registration statement covering the resale of shares of Lynx common stock received by the Solexa shareholders who have entered into the company support documents and who may be deemed to be affiliates of Solexa in the transaction until such time as less than 25% of Lynx common stock received by these Solexa shareholders is held by them.

Interests of Directors, Officers and Affiliates

      In considering the recommendation of Lynx’s board of directors that Lynx stockholders vote in favor of the issuance of Lynx common stock and the resulting change of control of Lynx, Lynx stockholders should be aware that some Lynx executive officers and directors may have interests in the transaction that may be different from, or in addition to, their interests as stockholders of Lynx. These interests include that Lynx will maintain an extension of coverage of Lynx’s director and officer insurance with effect from the first closing date, for the benefit of those Lynx directors and officers who are covered by such policies at the first closing date, with respect to matters occurring prior to the first closing date for six years after the first closing date. However, Lynx will not be required to maintain such liability insurance policy to the extent that the annual cost of maintaining such a policy exceeds 125% of the premium paid by Lynx for such insurance for the year ended December 31, 2003. Lynx’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

      In considering the recommendation of Solexa’s board of directors that Solexa shareholders accept the offer, Solexa shareholders should be aware that some executive officers and directors of Solexa may have interests in the transaction that may be different from, or in addition to, the other Solexa shareholders. These interests include the following:

•	Board Seats. John West, chief executive officer of Solexa, Steve Allen, Mark Carthy, Tom Daniel, Hermann Hauser and Genghis Lloyd-Harris, each a director of Solexa, will be appointed to Lynx’s board of directors on the first closing date.

•	Option Grants to New Directors. Under the Lynx 1992 plan, directors are eligible to receive nonstatutory stock options. The above directors may receive option grants to purchase Lynx common stock under the Lynx 1992 plan following the completion of the transaction as determined by Lynx’s board of directors pursuant to the provisions of the Lynx 1992 plan.

•	Employment Arrangement with John West. Lynx and Mr. West intend to enter into an employment agreement prior to the completion of the transaction pursuant to which Mr. West will be employed as the chief executive officer of Lynx as of the first closing date on terms substantially similar to Mr. West’s current employment agreement with Solexa. Mr. West currently receives an annual salary of $275,000, a fee of $25,000 for serving on Solexa’s board of directors and an additional $2,700 per month to compensate him for his housing expenses. Mr. West will also be entitled to receive an annual bonus in the amount of $100,000 for the period ending December 31, 2005. The 2005 bonus is to be paid proportionately upon achievement of the milestones to be set forth in a business plan to be developed by Mr. West for fiscal year 2005 and approved by the board of directors of Solexa. In addition, Mr. West is entitled to a special bonus as follows:

•	if at any time prior to August 9, 2006, there occurs an initial closing of any collaboration or other strategic alliance or partnership, the terms of which provide for at least $4,000,000 of committed cash investment in or payment to Solexa, Solexa shall pay to Mr. West an aggregate lump sum bonus equal to the greater of: (i) 1% of the aggregate amount proposed to be paid in such transaction (without regard to any commissions or other transaction expenses paid by Solexa, such payment to include upfront payments, payments in respect of intellectual property, good services and the premium for any equity investment above the price of last financing round or market price of the company if a public company, unless such investments fall within the sub-bullet point below); or (ii) $100,000; or

•	if at any time prior to August 9, 2007, there occurs a closing of any financing, subject to specified exceptions, the terms of which provide for the sale by Solexa of equity securities (including rights, options, or warrants to purchase equity securities, or securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for equity securities) at a price per share that is at least 10% greater than the price per share of equity securities issued in a Solexa interim financing and attracting gross proceeds of at least $6 million and a share price 10% greater than most recent issuance by Solexa, Solexa shall pay to Mr. West an aggregate lump sum bonus equal to the greater of: (i) 1% of the difference between the aggregate consolidated valuation of Solexa as of the closing of the immediately preceding financing and the aggregate consolidated valuation of Solexa immediately prior to the closing of such subsequent financing (without regard to any commissions or other transaction expenses paid by Solexa); or (ii) $100,000.

Finally, Solexa has agreed to indemnify Mr. West for any losses incurred by Mr. West in connection with Mr. West’s prior employment.

•	Option Grants to John West. Lynx has also agreed that, following the first closing date, Mr. West will be granted an option to purchase shares of Lynx common stock to bring his total as-converted ownership to four percent of Lynx common stock (on an as-converted basis). These options will vest over a period not to exceed five years, at an exercise price to be determined by Lynx’s board of directors. If Lynx closes a financing prior to August 29, 2005, and such financing causes the aggregate amount of shares underlying Mr. West’s options to fall below four percent of the total outstanding capital stock of Lynx, then Lynx will immediately grant to Mr. West an option that will bring the aggregate amount of shares underlying all options held by Mr. West to equal to four percent of the outstanding capital stock of Lynx. Any such option will have an exercise price to be determined by Lynx’s board of directors and will vest over a period not to exceed five years.

•	Service Arrangement with Nick McCooke. Solexa entered into a service agreement on June 24, 2004 with Nick McCooke, the former chief executive officer of Solexa, pursuant to which Solexa will become obliged to pay Mr. McCooke the sum of £125,000 in two tranches. Half of this amount will be paid to Mr. McCooke on the first closing date and the other half of this amount will be paid to Mr. McCooke on the earlier to occur of the termination of his employment with Solexa or the date that is six months following the first closing date. In addition, Solexa has agreed that, upon Mr. McCooke’s termination of employment on February 28, 2005, Mr. McCooke will be entitled to (1) six months salary and (2) £12,500 or six months continuation of his benefits. In addition, Solexa will pay up to £2,000 of Mr. McCooke’s legal fees in connection with the preparation of his service and compromise agreements.

•	Option Offer. Under the option offer, directors and officers of Solexa who hold Solexa options may elect: (x) to exercise their Solexa options and exchange the Solexa ordinary shares received upon the exercise into shares of Lynx common stock or (y) to exchange such Solexa options for options to acquire shares of Lynx common stock, which options will remain subject to the original vesting schedule and other applicable terms and conditions. If an exchange of options is elected, the number of shares subject to the option and the option exercise price will be adjusted according to the ordinary share exchange ratio of 0.88637 of a share of Lynx common stock for each Solexa ordinary share. In connection with the transaction, all outstanding Solexa options will in the event of a compulsory acquisition become fully vested and exercisable pursuant to the terms of the applicable Solexa plans.

•	Director and Officer Indemnification and Insurance. Lynx has agreed to, or to cause Solexa to, indemnify and hold harmless the present and former officers, directors and employees and agents of Solexa in respect of acts or omissions occurring on or prior to the first closing date or arising out of the transactions contemplated by the acquisition agreement to the extent permitted under Solexa’s articles of association and indemnification agreements in effect on the date of the acquisition agreement. In addition, for a period of six years after the first closing date, Lynx will use its reasonable best efforts to cause to be maintained an extension of coverage of Solexa’s policies of director’s and officer’s insurance with effect from the first closing date, for the benefit of those Solexa directors and officers who are covered by such policies at the first closing date, with respect to matters occurring prior to the first closing date. However, Lynx will not be required to maintain such liability insurance policy to the extent that the annual cost of maintaining such a policy exceeds 125% of the premium paid by Solexa for such insurance for the year ended December 31, 2003.

•	Resale Registration Rights. Lynx has agreed to file a resale registration statement covering the resale of shares of Lynx common stock received by a number of Solexa shareholders who may be deemed to be affiliates of Solexa in the transaction until such time as less than 25% of Lynx common stock received by these Solexa shareholders is held by them. These Solexa shareholders include Tim Rink, Shankar Balasubramanian, Mr. McCooke and Mr. West, each a director of Solexa, and several entities that are affiliated with Messers. Carthy, Lloyd-Harris, Daniel and Hauser, each a director of Solexa.

•	Proposed Financing. Entities affiliated with Messers. Carthy, Daniel and Hauser, each a director of Solexa, and the entity where Dr. Lloyd-Harris is an employee may participate in the proposed financing if it is approved by the Lynx stockholders, and as a result may receive shares of Lynx common stock or debt securities or warrants convertible into or exercisable for Lynx common stock. For a description of the terms, conditions and effect of the proposed financing, see the section entitled “Chapter Three — Proposal 2 for the Annual Meeting of Stockholders” on page 125.

•	Affiliate Sales. It is anticipated that the trading volume of Lynx common stock will increase following the transaction, which may facilitate the sale of an increased number of shares under Rule 144 of the Securities Act for affiliates of Solexa following the transaction.

      Solexa’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation to Solexa’s shareholders that they accept the offer.

Listing of Lynx Common Stock on the NASDAQ SmallCap Market

      It is a condition to the offer that the shares of Lynx common stock to be issued in the transaction be approved for listing on the NASDAQ SmallCap Market, subject to official notice of issuance. This condition can be waived, in writing, by mutual agreement of Lynx and Solexa.

      The NASDAQ staff has indicated to Lynx that it will view the transaction as constituting a “Reverse Merger” under the NASDAQ Marketplace Rule 4330(f). As a result, Lynx will need to file an application with the NASDAQ for initial inclusion of Lynx common stock for listing on the NASDAQ Stock Market following the completion of the transaction. Lynx will be required to satisfy all the requirements for initial inclusion on the NASDAQ Stock Market, including a $4.00 per share minimum bid price for the 90 trading days preceding the completion of the transaction. Lynx does not currently satisfy the minimum bid price requirement and intends to effect a reverse split of its outstanding shares of common stock in order to effect a plan to meet the minimum bid price requirement. The proposed amendment to Lynx’s certificate of incorporation will be voted by Lynx’s stockholders at the Lynx annual meeting. For a description of the reverse stock split proposal, see the section entitled “Proposal 4 for the Annual Meeting of Lynx Stockholder —

Approval of Amendment to Lynx’s Certificate of Incorporation to Effect a Reverse Stock Split of Lynx Common Stock” on page 136. No assurance can be given that a listing of Lynx common stock will be obtained on the NASDAQ.

Directors and Management of Lynx Following the Transaction

Directors

      The acquisition agreement provides that, on the first closing date, Lynx’s board of directors shall consist of Craig C. Taylor, Genghis Lloyd-Harris, Tom Daniel, Hermann Hauser, Mark Carthy and John West. In addition, one or more other directors who shall be mutually acceptable to Lynx’s board of directors and Solexa’s board of directors shall be appointed to Lynx’s board of directors on the first closing date. The acquisition agreement further provides that Lynx and Solexa will ensure that the composition of Lynx’s board of directors upon such appointment comply with the rules and regulation of the NASDAQ and the SEC. Lynx and Solexa have agreed to appoint Steve Allen to Lynx’s board of directors on the first closing date.

      The following is a brief biography of each person who is expected to serve as director of Lynx upon the first closing date:

		Principal Occupation/
Name	Age	Position to be Held with Lynx

Craig C. Taylor	54	Director
John West	47	Chief Executive Officer, Director
Steve Allen	46	Director
Mark Carthy	44	Director
Genghis Lloyd-Harris	47	Director
Tom Daniel	39	Director
Hermann Hauser	55	Director

      Craig C. Taylor was elected Chairman of the board of directors of Lynx in December 2000, has served as a director of Lynx since March 1994 and served as Acting Chief Financial Officer of Lynx from July 1994 to April 1997. He has been active in venture capital since 1977, when he joined Asset Management Company, a venture capital firm. He is a general partner of AMC Partners 89 L.P., which serves as the general partner of Asset Management Associates 1989 L.P., a private venture capital partnership. He currently serves as a director of Pharmacyclics, Inc., a biotechnology company, and several private companies.

      John West has served as a director of Solexa since August 2004. In August 2004, Mr. West was appointed Chief Executive Officer of Solexa. From January 2001 to July 2004, Mr. West was Vice President at Applied Biosystems, Inc. where he was last responsible for the company’s instrument and reagent products for DNA sequencing, gene expression, genotyping, PCR and DNA synthesis. From January 1999 to January 2001, Mr. West was the Marketing Director for Microfluidics at Coventor, Inc. (fka Microcosm Technologies, Inc.). From 1996 to June 1998, Mr. West was the President of Princeton Instruments, Inc. and from June 1990 to 1996 he was a General Manager at Princeton Instruments, Inc. Prior to Princeton Instruments, Inc., Mr. West was the President and founder of BioAutomation, Inc. Mr. West received BS and MS degrees in engineering from MIT and an MBA in Finance from the Wharton School at the University of Pennsylvania.

      Steve Allen has served as a director of Solexa since January 2004. Dr. Allen joined Mettler-Toledo Intl. Inc. in 2000 as Head of Automated Chemistry, in which role he has been responsible for the acquisition and integration of a series of companies focused on drug discovery tools. From 1999 to 2000, Dr. Allen was Vice President of European Operations for Perkin-Elmer Instruments and from 1983 to 1999, Dr. Allen held a series of senior management positions in the United Kingdom and United States for PE Corporation (now Applera Corp), including General Manager of a spectroscopy business and Vice President of Product Development, Dr. Allen received his BSc and PhD in Chemistry from Nottingham University.

      Mark Carthy has served as a director of Solexa since 2001. In October 2000, Mr. Carthy joined Oxford Bioscience Partners, a venture capital investment firm. From 1998 to 2000, Mr. Carthy was an advisor to

Kummell Investments Limited, an investment firm affiliated with Morningside Group. Prior to Morningside, Mr. Carthy was Chief Business Officer of Cubist Pharmaceuticals, Inc., where he was responsible for finance, business development and business operations and Senior Director of Business Development at Vertex Pharmaceuticals Incorporated. Mr. Carthy received his BE in chemical engineering from University College Dublin, Ireland, an MS in chemical engineering from University of Missouri and an MBA from Harvard Business School. Mr. Carthy currently serves as a director of a number of biotechnology companies including Astex Technology, ImpactRx, Scion Pharmaceuticals, and Cyberkinetics Neurotechnology Systems, Inc.

      Tom Daniel has served as a director of Solexa since September 2001. In 1998, Mr. Daniel joined Schroder Ventures Life Sciences, a venture capital firm, in London. From 1995 to 1998, Mr. Daniel was with Domain Associates, a U.S. venture capital group focused on life sciences. From 1994 to 1995, Mr. Daniel worked for Charles River Ventures, a U.S. venture capital group, where he focused on biotechnology investments. Mr. Daniel received an MBA (with Honors) from Harvard Business School, was a member of a genetics research team at UNC, Chapel Hill from 1983 to 1984, and received a degree in Biological Sciences from Oxford University. Mr. Daniel serves or has served as a director of Oxagen, PowderMed, Solexa and Third Wave Technologies (NASDAQ: TWTI) and has been responsible for nine other Schroder Ventures Life Sciences investments.

      Hermann Hauser, PhD, has founded, co-founded and backed over 20 information technology companies, including Acorn Computer Group and Virata (now GlobespanVirata). While working at Olivetti as Vice President, Research, he established Olivetti’s global network of research laboratories. In 1997, he co-founded Amadeus Capital Partners Ltd., a venture capital company specializing in high-technology investments. He has served as a Director of Amadeus since that time. Dr. Hauser received an MA in Physics from Vienna University and a PhD in Physics from the University of Cambridge. He is a Fellow of the Institute of Physics and of the Royal Academy of Engineering, an honorary Fellow of King’s College, Cambridge and in 2001 was awarded an honorary CBE for “innovative service to the UK enterprise sector.”

      Genghis Lloyd-Harris, MD, PhD, MBA has served as a director of Solexa since June 2004. In April 2004, Dr. Lloyd-Harris joined Abingworth Management, a venture capital firm in the U.K. From 1996 to 2004, Dr. Lloyd-Harris was a biotechnology equity research analyst at Credit Suisse First Boston in the European Equity Research Group, based in London. From 1989 to 1996, Dr. Lloyd-Harris worked for Credit Suisse First Boston’s Health Care Group in the Investment Banking Division in New York and London. From 1981 to 1987, Dr Lloyd-Harris was a pediatrician in Melbourne, Australia. Dr. Lloyd-Harris received a Medical Degree from the University of Liverpool in the U.K., a Ph.D in Clinical Pharmacology from the University of Melbourne, Australia, and an MBA from Harvard Business School.

Management

      Effective as of the first closing date, Mr. West will serve as the chief executive officer of Lynx. As described in the section entitled “Interests of Directors, Officers and Affiliates” on page 60, Lynx has reached an understanding with Mr. West regarding Mr. West’s employment and compensation following the first closing date.

THE ACQUISITION AGREEMENT

      The following is a description of the material aspects of the acquisition agreement. While we believe that the following description covers the material terms of the acquisition agreement, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire document, including the acquisition agreement attached to this proxy statement/ prospectus as Annex A, for a more complete understanding of the transaction. The following description is subject to, and is qualified in its entirety by reference to, the acquisition agreement.

Structure of the Transaction

The Offer

      Lynx will issue, or otherwise allocate for issuance under options to acquire Lynx common stock, a total of 29.5 million shares of Lynx common stock pursuant to the terms of the offer and the option offer as set forth in the acquisition agreement. If the offer is accepted and the transaction is completed, each holder of Solexa B preferred shares will be entitled to receive 2.61560 shares of Lynx common stock for each Solexa B preferred share held; each holder of Solexa A ordinary shares will be entitled to receive 2.75326 shares of Lynx common stock for each Solexa A ordinary share held; and each holder of Solexa ordinary shares will be entitled to receive 0.88637 of a share of Lynx common stock for each Solexa ordinary share held. Lynx stockholders will continue to own their existing Lynx shares.

Option Offer

      Lynx will commence an option offer to each holder of the Solexa options either concurrently with the commencement of the offer or as soon as reasonably practicable after, but in no event later than four weeks following, the commencement of the offer. In connection with the transaction, all outstanding Solexa options will, in the event of a compulsory acquisition, become fully vested and exercisable pursuant to the terms of the applicable Solexa plans. For details of the compulsory acquisition, see the section entitled “Compulsory Acquisition” on page 176.

      Under the option offer, each outstanding Solexa option under the Solexa plans shall, at the election of the holder of each Solexa option either (x) be exercised in accordance with rules of the relevant Solexa plans and such Solexa ordinary shares received upon the exercise be exchanged for shares of Lynx common stock on the same terms as those contained in the offer; or (y) be exchanged for an option to acquire, on the same terms and conditions as were applicable under the relevant Solexa plans in effect immediately prior to the first closing date, including the same vesting schedule and other applicable terms and conditions, a number of shares of Lynx common stock equal to the number of Solexa ordinary shares issuable upon the exercise of each such Solexa option prior to the first closing date multiplied by the Solexa ordinary share exchange ratio. In the event that a Solexa optionholder does not elect either to exercise or exchange his or her options, and following the implementation of the compulsory acquisition procedure by Lynx to acquire any remaining Solexa ordinary shares, the options will terminate and cease to be outstanding within one month following notification to Solexa optionholders of such compulsory acquisition procedure. Upon the option exchange, the exercise price for each such share of Lynx common stock shall (i) be converted into U.S. dollars based on the exchange rate on the business day immediately prior to the relevant date of exchange and, (ii) shall equal the per share exercise price of the applicable Solexa option divided by the Solexa ordinary share exchange ratio of 0.88637. The number of shares of Lynx common stock upon the exercise of any Solexa option after the first closing date shall be rounded down to the nearest whole share. Any election by a holder of Solexa options pursuant to the option offer will be conditional upon the exchange by Lynx of Solexa shares pursuant to the offer on the first closing date.

Effective Time of the Transaction

      The obligation of Lynx to first issue shares of Lynx common stock in exchange for the outstanding Solexa share capital pursuant to the offer shall be subject only to (i) the valid acceptances of the offer (and not, where permitted, withdrawn) by holders of at least 90% in nominal value of each class of the outstanding Solexa shares, and (ii) the satisfaction or waiver of the other conditions to the offer.

The Transaction Consideration and Exchange of Securities

General

      In the transaction, the consideration to be offered by Lynx to the holders of Solexa shares in the offer shall be as follows:

•	each holder of Solexa B preferred share(s) shall be entitled to receive 2.61560 shares of Lynx common stock for each B preferred share held;

•	each holder of Solexa A ordinary share(s) shall be entitled to receive 2.75326 shares of Lynx common stock for each Solexa A ordinary share held; and

•	each holder of Solexa ordinary share(s) shall be entitled to receive 0.88637 of a share of Lynx common stock for each Solexa ordinary share held;

provided, however, that the maximum number of shares of Lynx common stock to be issued by Lynx (x) pursuant to the offers, (y) in connection with the compulsory acquisition, to the extent applicable, and (z) upon exercise (whenever exercised) of options to acquire Lynx common stock received in exchange for Solexa options pursuant to the option offer, is 29.5 million.

      In the event that the total number of shares of Lynx common stock issued or allocated for issuance pursuant to (x), (y) and (z) above shall be less than 29.5 million, then an additional number of shares of Lynx common stock shall be issued on a pro rata basis to the holders of Solexa shares and Solexa options so that the total number of shares issued or allocated for issuance shall be equal to 29.5 million.

No Fractional Shares

      No fraction of a share of Lynx common stock will be issued upon completion of the offer, but in lieu thereof each accepting shareholder or optionholder, in the case of optionholders exercising Solexa options pursuant to the option offer, and who would otherwise be entitled to receive a fraction of a share of Lynx common stock in the offer or option offer, as appropriate, shall receive from Lynx an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the closing price of one (1) share of Lynx common stock, as reported on the NASDAQ SmallCap Market, for the last trading day immediately prior to the first closing date.

Representations and Warranties

      The acquisition agreement contains customary representations and warranties of Solexa relating to, among other things:

•	corporate capital structure, executives, organization and qualification;

•	financial statements;

•	absence of material changes or events;

•	tax matters;

•	litigation matters;

•	property and environmental matters;

•	intellectual property rights and agreements;

•	assets, debts and inventory;

•	contracts with connected persons;

•	employment arrangements and employee benefits;

•	statutory and legal requirements;

•	records and registers and memorandum of association and articles of association;

•	insurance matters;

•	group structure;

•	agreements and capital commitments;

•	borrowings and facilities;

•	government grants;

•	internal accounting controls; and

•	authority and enforceability and no conflicts.

      The acquisition agreement contains customary representations and warranties of Lynx relating to, among other things:

•	subsidiaries;

•	corporate organization and qualifications;

•	authorization and enforcement;

•	no conflicts;

•	capitalization;

•	SEC reports and financial statements;

•	absence of material changes or events;

•	litigation matters;

•	compliance with laws;

•	title to assets;

•	Form S-3 eligibility;

•	listing and maintenance requirements;

•	registration rights;

•	disclosure matters;

•	intellectual property matters;

•	insurance matters;

•	regulatory permits;

•	transactions with affiliates and employees;

•	internal accounting controls;

•	employee benefit plans and employee benefits;

•	tax matters;

•	material contracts;

•	financial advisor and opinion of financial advisor; and

•	absence of restrictions on the offer and takeover statutes.

      The representations and warranties made by the parties to the acquisition agreement will not survive the effective date of the transaction, but their accuracy forms the basis of certain conditions to the offer as well as the right of either Lynx or Solexa to terminate the acquisition agreement.

Conduct of Business Prior to Completion of the Transaction

      Both Lynx and Solexa have agreed that they will conduct their businesses in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws, rules and regulations.

      Both Lynx and Solexa have also agreed that, prior to the earlier of the first closing date or the termination of the acquisition agreement without the prior written consent of the other, they will refrain from doing, among other things, any of the following:

•	(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of their capital stock, (ii) adjust, split, combine or reclassify any of their capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock, subject to limited exceptions;

•	issue, deliver, sell, pledge, grant options over or otherwise encumber any of their share capital, any other voting securities or any securities convertible into, or any rights, warrants or options, subject to certain limited exceptions;

•	amend their charter or organizational documents;

•	mortgage or otherwise encumber or subject to any material lien or, except in the ordinary course of business, sell, lease, license, transfer or otherwise dispose of any material properties or assets;

•	incur, assume, guarantee or become obligated with respect to any indebtedness, or incur, assume, guarantee or become obligated with respect to any other material obligations;

•	make any material tax election or take any material tax position or change their fiscal year or accounting methods, policies or practices or settle or compromise any material income tax liability, subject to limited exceptions;

•	make any loan, advance or capital contributions to or investment in any person or entity;

•	pay, discharge or satisfy any claims, liabilities or obligations, other than in the ordinary course of business;

•	grant to any current or former director, officer or employee any increase in compensation or benefits, severance or termination or adopt any new severance plan or amend or modify in any respect any severance plan, agreement or arrangement, subject to limited exceptions;

•	adopt or amend any plan or enter into any employment, deferred compensation, severance or termination agreement or arrangement with or for the benefit of any current or former director, officer, or employee;

•	waive any stock repurchase right, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any stock plan;

•	hire or offer to hire any employee or independent contractors subject to limited exceptions;

•	transfer or license or otherwise extend, amend or modify any rights to intellectual property, subject to limited exceptions;

•	enter into any contract or commitment with aggregate commitments in excess of $50,000;

•	take or agree or commit to take any action that would make any representation or warranty inaccurate in any material respect;

•	commence or settle any litigation, other than to enforce their rights under the acquisition agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

      Lynx has also agreed that it will refrain from making or agreeing to make any new capital expenditure or acquisition of assets or property or other acquisitions or commitments in excess of $15,000 individually or $50,000 in the aggregate in any one calendar month or otherwise agree to acquire any material assets or property other than in the ordinary course of business consistent with past practice, without the prior written consent of Solexa.

Lynx’s Board of Directors Following the Transaction

      Lynx will take all actions necessary such that, on the first closing date, Lynx’s board of directors shall consist of Craig C. Taylor, Genghis Lloyd-Harris, Tom Daniel, Hermann Hauser, Mark Carthy and John West. In addition, one or more other directors who shall be mutually acceptable to Lynx’s board of directors and Solexa’s board of directors shall be appointed to Lynx’s board of directors on the first closing date. The acquisition agreement further provides that Lynx and Solexa will ensure that the composition of Lynx’s board of directors upon such appointment complies with the rules and regulation of the NASDAQ and the SEC. Lynx and Solexa have agreed to appoint Steve Allen to Lynx’s board of directors on the first closing date.

Other Agreements

      Lynx and Solexa have each agreed:

•	that Lynx will use its reasonable best efforts to, within 20 business days after execution of the acquisition agreement, file a registration statement with the SEC in which this proxy statement/ prospectus is to be included, to cooperate with each other, and each other’s counsel and independent registered public accounting firms in the preparation and filing of this proxy statement/ prospectus, and to promptly notify one another upon the receipt of any comments from the SEC with respect to this proxy statement/ prospectus;

•	that Lynx will promptly take all steps necessary to hold and convene a stockholders meeting, and use its reasonable best efforts to solicit from its stockholders proxies in favor of the share issuance, the change-of-control of Lynx in connection with the transaction and the amendment to the Lynx 1992 plan;

•	that Lynx will promptly engage a person authorized by the Financial Services Authority for the purposes approving the offer documents;

•	that Lynx will use its commercially reasonable efforts to file a post-effective amendment to the registration statement on Form S-3 registering the resale of Lynx shares by those Solexa shareholders who have executed the company support agreements and may be deemed to be affiliates of Solexa under the Securities Act;

•	to negotiate in good faith and use their respective reasonable best efforts to modify the Colony Technology Sharing Agreement dated March 22, 2004 and enter into a proposed OEM arrangement between Lynx and Solexa;

•	to appoint a joint remuneration planning committee consisting of Craig Taylor and the members of Solexa’s existing remuneration committee to negotiate and execute an employment agreement with John West;

•	to provide access to its books and records to the other party and its directors, officers, employees and other representatives, and comply with its obligations under the existing confidentiality agreement between the parties;

•	to consult with each other and agree on any press release or public statements about the transaction;

•	to use reasonable best efforts to comply with all legal requirements with respect to the transaction, to make all filings reasonably determined by the parties to be required by any governmental entity in connection with the transaction, and to fully cooperate with one other to identify the detailed steps and procedures necessary or desirable to effect the transactions contemplated by the acquisition agreement;

•	up until the time the transaction becomes effective, provide prompt notice to the other party when it becomes aware that any of its representations or warranties have become untrue or inaccurate, or that it has failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the acquisition agreement;

•	that Lynx will use reasonable efforts to cause Lynx common stock issued in the transaction or issuable upon the exercise of converted Solexa’s stock options to be approved for listing on the NASDAQ SmallCap Market;

•	that Lynx, so far as it is eligible to do so, delivers a notice promptly following the first closing date to those holders of Solexa shares who did not accept the offer that Lynx intends to acquire the remaining Solexa shares in accordance with Sections 428 through 430F of the Companies Act;

•	that Lynx’s board of directors shall adopt a resolution so that the acquisition of Lynx securities by Solexa “insiders” shall be exempt transactions for the purposes of Section 16 of the Exchange Act;

•	that Lynx and Solexa shall use their respective reasonable best efforts to obtain the waiver of any change of control or acceleration benefits that would otherwise be triggered by the completion of the transactions contemplated by the acquisition agreement;

•	to use commercially reasonable efforts to take or cause to be taken any action necessary for the transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code, report the transaction as a reorganization within the meaning of such section, and cooperate and use commercially reasonable efforts in order for each party to obtain tax opinions from their respective counsel; and

•	that Lynx will take all actions necessary such that on the first closing date, Lynx’s board of directors shall consist of Craig C. Taylor, Genghis Lloyd-Harris, Tom Daniel, Hermann Hauser, Mark Carthy and John West. In addition, on the first closing date, one or more other directors who shall be mutually acceptable to Lynx’s board of directors and Solexa’s board of directors will be appointed to Lynx’s board of directors. Lynx and Solexa have agreed to appoint Steve Allen to Lynx’s board of directors on the first closing date.

No Solicitation

      In the acquisition agreement, each party agrees that, except in circumstances described below, it shall not, and shall not permit or authorize any of its subsidiaries or any of its or its subsidiaries’ respective officers, directors, employees or agents, to:

•	initiate, continue, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, either party involving any person other than the other party, which we refer to as the “acquisition proposal;” or

•	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal or enter into any agreement or understanding with any other person or entity with the intent to effect any acquisition proposal.

      If Lynx or Solexa (or their respective officers or directors) receives or becomes aware of the receipt of any acquisition proposal, or any request for nonpublic information or inquiry which the party reasonably believes could lead to an acquisition proposal that is superior to the transactions contemplated by the acquisition agreement, the recipient party shall notify the other party promptly, orally and in writing, of the material terms and conditions of the acquisition proposal, and the identity of the person or group making the proposal. The recipient of the proposal shall also keep the other party promptly informed in all material respects of the status and details of the proposal.

      If either Lynx or Solexa receives an acquisition proposal that its board of directors determines in good faith (after consultation with outside counsel and, in the case of Lynx, its financial advisor) constitutes or is reasonably likely to lead to a superior offer, it may then take the following actions, but only if (a) such party has not otherwise breached its obligations with respect to that acquisition proposal, and (b) its board of directors believes in good faith, following consultation with outside legal counsel, that the failure to take such action would lead to a breach of the board of directors’ fiduciary duty:

•	furnish nonpublic information to the third party making the acquisition proposal, provided that it receives from the third party a confidentiality agreement, with terms no less favorable than those terms contained in the confidentiality agreement between Lynx and Solexa; and

•	engage in discussions or negotiations with the third party with respect to the acquisition proposal.

      In response to the receipt of a superior offer, the board of directors of a party may change its recommendation in favor of the transaction if all of the following conditions are met:

•	the first closing shall not have occurred;

•	it shall have, at least four business days prior to changing its recommendation, provided to the other party written notice stating that it intends to change its recommendation; and

•	its board of directors believes in good faith, after consultation with its outside legal counsel, that, in light of the superior offer, failure to change its recommendation in favor of the transaction would result in a breach of the board of directors’ fiduciary obligations to its stockholders.

      A “superior offer” with respect to a party, means any bona fide acquisition proposal (1) to acquire, directly or indirectly, at least a majority of the shares of either party then outstanding, or all or substantially all of the assets of either party, (2) that contains terms and conditions that either board of directors reasonably determines in good faith (after consultation with its financial advisor in the case of Lynx) to be more favorable from a financial point of view to such party’s stockholders than the transactions contemplated by the acquisition agreement, (3) that either board of directors reasonably determines in its good faith judgment (after consultation with its financial advisor, in the case of Lynx, and its legal counsel) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), and (4) that does not contain any “due diligence” condition for which any financing upon which it is conditioned is committed.

      A change in the recommendation of Lynx’s board of directors shall not affect Lynx’s obligation to continue the offer and to convene the Lynx annual meeting. Lynx shall not submit to a vote to its stockholders any transaction contemplated by an acquisition proposal, or propose to do so, prior to or at the Lynx annual meeting.

Conditions to the Offer

      The first closing will not take place until the holders of at least 90% in nominal value of each class of the outstanding Solexa shares shall have accepted the offer.

      The first closing is also subject to the fulfillment, or waiver by Lynx, of several conditions, including the following:

•	Solexa shall have received each of the consents, waivers and approvals designated as required consents under the acquisition agreement;

•	all representations and warranties of Solexa set forth in the acquisition agreement shall have been true and correct in all material respects as of the date of the acquisition agreement and shall be true and correct as of the first closing date, except where the failure to be true and correct would not reasonably be expected to have a material adverse effect on Solexa;

•	Solexa shall have performed in all material respects its obligations and complied in all material respects with its agreements and covenants to be performed or complied with under the acquisition agreement prior to the expiration of the offer;

•	Lynx’s registration statement, of which this proxy statement/ prospectus is a part, shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Lynx common stock to be issued in the offer shall have been approved for listing on the NASDAQ, subject to official notice of issuance;

•	Lynx shall have obtained the approval of Lynx’s stockholders of (1) the issuance of shares of Lynx common stock in connection with the transaction, (2) the change-of-control of Lynx in connection with the transactions contemplated by the acquisition agreement, and (3) an amendment to Lynx’s 1992 plan to increase the number of shares reserved for issuance thereunder by 2 million shares;

•	there shall not have been pending or overtly threatened in writing, any suit or action by a governmental entity against Lynx or Solexa (1) seeking to prohibit or impose any material limitations on Lynx’s ownership or operation of all or a material portion of Lynx’s or Solexa’s businesses or assets, or to compel Lynx or its subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of Solexa or Lynx and its subsidiaries, in each case taken as a whole, (2) challenging the acquisition by Lynx of any Solexa shares under the offer, seeking to restrain or prohibit the making or completion of the transaction or the performance of any of the other transactions contemplated by the acquisition agreement, the support agreements, or seeking to obtain from the Solexa or Lynx any damages that are material in relation to Lynx and Solexa, taken as a whole, (3) seeking to impose material limitations on the ability of Lynx, or render Lynx unable, to exchange, pay for or purchase some or all of the Solexa shares pursuant to the offer, (4) seeking to impose material limitations on the ability of Lynx to effectively exercise full rights of ownership of the Solexa shares, including, without limitation, the right to vote the Solexa shares purchased by it on all matters properly presented to Solexa’s shareholders, (5) seeking to oblige Solexa, Lynx or any of Lynx’s subsidiaries to pay material damages in connection with the transaction, or (6) which otherwise is reasonably likely to have a material adverse effect on Solexa and Lynx, taken together as a whole;

•	there shall not be any law, statute, rule, regulation, ordinance, judgment, order, decree or injunction enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a governmental entity, to the offer, or any other action taken by any governmental entity, that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in (1)-(6) in the immediately preceding bullet point;

•	Solexa’s board of directors shall not have and shall not have resolved to change its recommendation to Solexa’s shareholders to accept the offer;

•	Solexa shall have had cash and cash equivalent balances of at least £5,000,000 on December 1, 2004, which include specified advances and payments made by Solexa to Lynx and fees and expenses incurred and paid by Solexa in connection with the transaction. On December 1, 2004, Solexa had cash and cash equivalent balances of £5.8 million;

•	there shall not have occurred an event having a material adverse effect with respect to Solexa; and

•	the acquisition agreement shall not have been terminated.

      In addition, the first closing is subject to the fulfillment or waiver by Solexa of several conditions, including the following:

•	Lynx shall have received each of the consents, waivers and approvals designated as required consents under the acquisition agreement;

•	all representations and warranties of Lynx set forth in the acquisition agreement shall have been true and correct in all material respects as of the date of the acquisition agreement and shall be true and correct as of the first closing date, except where the failure to be true and correct would not reasonably be expected to have a material adverse effect on Lynx;

•	Lynx shall have performed in all material respects its obligations and complied in all material respects with its agreements and covenants to be performed or complied with under the acquisition agreement prior to the expiration of the offer;

•	Seven Hills shall not have withdrawn or modified its fairness opinion delivered to Lynx’s board of directors in a manner adverse to Lynx or Solexa;

•	Lynx shall have obtained the approval of Lynx’s stockholders of (1) the issuance of shares of Lynx common stock in connection with the transaction, (2) the change-of-control of Lynx in connection with the transactions contemplated by acquisition agreement, and (3) an amendment to Lynx’s 1992 plan to increase the number of shares reserved for issuance thereunder by 2 million shares;

•	there shall not have been pending or overtly threatened in writing, any suit or action by a governmental entity against Lynx or Solexa (1) seeking to prohibit or impose any material limitations on Lynx’s ownership or operation of all or a material portion of Lynx’s or Solexa’s businesses or assets, or to compel Lynx or its subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of Solexa or Lynx and its subsidiaries, in each case taken as a whole, (2) challenging the acquisition by Lynx of any Solexa shares under the offer, seeking to restrain or prohibit the making or completion of the transaction or the performance of any of the other transactions contemplated by the acquisition agreement, the support agreements, or seeking to obtain from the Solexa or Lynx any damages that are material in relation to Lynx and Solexa, taken as a whole, (3) seeking to impose material limitations on the ability of Lynx, or render Lynx unable, to exchange, pay for or purchase some or all of the Solexa shares pursuant to the offer, (4) seeking to impose material limitations on the ability of Lynx to effectively exercise full rights of ownership of the Solexa shares, including, without limitation, the right to vote the Solexa shares purchased by it on all matters properly presented to Solexa’s shareholders, (5) seeking to oblige Solexa, Lynx or any of Lynx’s subsidiaries to pay material damages in connection with the transaction, or (6) which otherwise is reasonably likely to have a material adverse effect on Solexa and Lynx, taken together as a whole;

•	there shall not be any law, statute, rule, regulation, ordinance, judgment, order, decree or injunction enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a governmental entity, to the offer, or any other action taken by any governmental entity, that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in (1)-(6) in the immediately preceding bullet point;

•	Lynx’s board of directors shall not have and shall not have resolved to change its recommendation to Lynx’s stockholders to approve the matters set forth in the fifth bullet point above and each of the other proposals that Lynx and Solexa shall deem reasonably necessary for the purpose of effecting the transaction;

•	Solexa shall have received confirmation from the U.K. Inland Revenue that the sale of the Solexa shares in exchange for shares of Lynx common stock will qualify for roll-over relief from capital gains tax under applicable English law;

•	Lynx shall be eligible to register the shares of Lynx common stock for resale using Form S-3;

•	there shall not have occurred a dissolution, liquidation or termination of existence of Lynx or the failure of Lynx to pay its debts as they mature on a reasonably timely basis or any similar occurrence;

•	there shall not have occurred an event having a material adverse effect with respect to Lynx;

•	Solexa shall have received an opinion of Solexa’s corporate counsel and Lynx shall have received an opinion of Lynx’s corporate counsel, each to the effect that the offer will qualify as a “reorganization” for United States federal income tax purposes; and

•	the acquisition agreement shall not have been terminated.

      A “material adverse effect” with respect to Lynx or Solexa, as the case may be, means any change, effect, event, occurrence, state of facts or development (i) that is, or is reasonably likely to be, materially adverse to the value, condition (financial or otherwise), business or results of operations of Solexa or Lynx (and in the case of Lynx, taken together with the Subsidiaries of Lynx), as the case may be, or (ii) that will, or is reasonably likely to, impair the ability of any party hereto to perform its obligations under the acquisition agreement or prevent or materially delay consummation of any of the transactions contemplated by this acquisition agreement. However, no adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the United States or the United Kingdom economy as a whole that is not unique to Lynx or Solexa, as the case may be, and that does not disproportionately affect Lynx or Solexa, as the case may be, shall be deemed in itself to constitute, or shall be taken into account in determining, whether there has been or will be a material adverse effect.

Termination of the Acquisition Agreement

      The acquisition agreement may be terminated and the offer may be abandoned at any time before the first closing date under several circumstances, including:

•	by mutual written consent of Lynx and Solexa;

•	by either Lynx or Solexa if the offer shall have expired, terminated or been withdrawn in accordance with the terms of the acquisition agreement without Lynx having exchanged any Solexa shares pursuant to the offer, unless a principal cause of such expiration, termination or withdrawal is a breach by the party seeking to terminate the acquisition agreement;

•	by either Lynx or Solexa if the first closing has not taken place on or before March 31, 2005, unless a principal cause of the first closing not having taken place is a breach by the party seeking to terminate the acquisition agreement;

•	by either Lynx or Solexa if there shall be any law or regulation that makes completion of the transaction illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Lynx or Solexa from consummating the offer is entered and such judgment, injunction, order or decree shall become final and non-appealable;

•	by Lynx if Solexa’s board of directors shall have changed, or shall have resolved to change, its recommendation to Solexa’s shareholders that they accept the offer;

•	by Solexa if Lynx’s board of directors shall have changed, or shall have resolved to change, its recommendation to Lynx’s stockholders that they approve (i) the issuance of shares of Lynx common stock in connection with the transaction, (ii) the change-of-control of Lynx in connection with the transactions contemplated by acquisition agreement, (iii) an amendment to the Lynx 1992 plan to increase the number of shares authorized for issuance by 2 million shares, and (iv) each of the other proposals that Lynx and Solexa shall deem reasonably necessary for the purposes of effecting the transaction;

•	by either Lynx or Solexa if the Lynx annual meeting shall have been duly convened and the Lynx stockholder approval of the matters set forth in (i)-(iii) of the preceding bullet point shall not have been obtained;

•	by Lynx if an event or circumstance shall have occurred that makes it impossible for Solexa’s representations and warranties to be true and correct in all material respects, or for Solexa to perform its obligations and comply with its agreements and covenants in all material respects under the acquisition agreement, or if there shall have been a breach by Solexa causing the above and such breach is not cured within 30 days following receipt of written notice from Lynx;

•	by Solexa if an event or circumstance shall have occurred that makes it impossible for Lynx’s representations and warranties to be true and correct in all material respects, for Lynx to perform its obligations and comply with its agreements and covenants in all material respects under the acquisition agreement, or for Lynx to obtain the requisite stockholder approval, or if there shall have been a breach by Lynx causing the above and such breach is not cured within 30 days following receipt of written notice from Solexa;

•	by either Lynx or Solexa if a material adverse effect with respect to the other party shall have occurred and such material adverse effect is not cured within 45 days following receipt of notice of such material adverse effect;

•	by Solexa upon the withdrawal or modification of the fairness opinion of Lynx’s financial advisor in a manner adverse to Lynx or Solexa; and

•	by Solexa upon the dissolution, liquidation or termination of existence of Lynx, the failure of Lynx to pay its debts as they mature on a reasonably timely basis, the appointment of a custodian or receiver of any material part of Lynx’s property, the institution by or against Lynx or any indorser or guarantor of any note of any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally or the making by Lynx or any indorser or guarantor of any note of an assignment or trust mortgage for the benefit of creditors, or a declaration of intent by Lynx to effect any of the foregoing, unless the above is the direct result of Solexa’s failure to perform its obligations under certain agreements with Lynx.

Transaction Expenses

      Whether or not the transaction is completed, all fees and expenses incurred in connection with the acquisition agreement and the transactions contemplated thereby will be paid by the party incurring the fees or expenses.

Indemnification and Insurance

      For six years after the first closing date, Lynx has agreed to indemnify and hold harmless the present and former officers, directors, employees and agents of Solexa in respect of acts or omissions occurring on or prior to the first closing date or arising out of or pertaining to the transactions contemplated by the acquisition agreement to the extent provided under Solexa’s articles of association in effect on the date hereof and indemnification agreements existing on the date hereof; and shall pay any expenses of such parties, as incurred, in advance of the final disposition of any such action or proceeding, provided that such indemnification shall not be provided in violation of applicable laws. Lynx has agreed not to amend the indemnification provisions in Solexa’s articles of association in a manner inconsistent with the above provisions for the six-year period referred to above.

      For six years after the first closing date, Lynx will use its reasonable best efforts to cause to be maintained an extension of coverage of each of Lynx’s and Solexa’s policies of directors and officers liability insurance maintained by Lynx and Solexa, respectively, at the first closing date, for the benefit of those persons who are covered by such policies at the first closing date, with respect to matters occurring prior to the first closing date. However, Lynx shall not be required to cause to be maintained such liability insurance policies to the extent that the annual cost of maintaining such policies exceeds 125% of the premium paid by each of Lynx and Solexa in respect of such insurance for the year ended December 31, 2003.

Amendment and Waiver

      Subject to applicable law, any provision of the acquisition agreement may be amended or waived prior to the first closing date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Lynx and Solexa, or in the case of a waiver, by the party against whom the waiver is to be effective.

AGREEMENTS RELATED TO THE TRANSACTION

Reciprocal Support Agreements

Parent Support Agreements

      On September 28, 2004, Solexa entered into parent support agreements with several executive officers and directors of Lynx and their affiliated entity, namely, Kevin P. Corcoran, Kathy A. San Roman, Thomas J. Vasicek, Craig C. Taylor, Asset Management Associates 1989 L.P., Leroy Hood, James C. Kitch, James V. Mitchell, David C. U’Prichard and Richard P. Woychik. We refer to these Lynx stockholders as the “Lynx supporting stockholders.” Under the parent support agreements, the Lynx supporting stockholders have agreed to vote all of the outstanding shares of Lynx common stock they hold in favor of the approval of the issuance of common stock in connection with the offer, the change of control of Lynx in connection with the transaction, each of the other proposals to be acted at the Lynx annual meeting in accordance with the acquisition agreement and any other matters that could reasonably be expected to facilitate the transaction.

      In addition, the Lynx supporting stockholders agree not to, directly or indirectly, transfer (except as may be specifically required by court order), sell, transfer, pledge, hypothecate or otherwise dispose of or encumber, for a period ending on the earlier to occur of 180 days following the first closing date and the termination of the acquisition agreement, any shares of Lynx common stock they then hold and to be acquired by them during that period. This restriction is subject to limited exceptions, such as transfers to family members and affiliates of the Lynx supporting stockholders.

      As of January 19, 2005, the Lynx supporting shareholders collectively owned approximately 3% of the outstanding shares of Lynx common stock on that date.

Company Support Documents

      On September 28, 2004, Lynx entered into company support agreements with a number of Solexa shareholders and optionholders, namely, (i) entities affiliated with Abingworth Bioventures, which are Abingworth Bioventures II SICAV, Abingworth Bioventures II A LP, Abingworth Bioventures III A LP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP; (ii) entities affiliated with Amadeus Capital Partners, which are Amadeus II ‘A’, Amadeus II ‘B’, Amadeus II ‘C’, Amadeus II ‘D’ GmbH & Co KG and Amadeus II Affiliates Fund LP; (iii) entities affiliated with Oxford Bioscience Partners, which are Oxford Bioscience Partners IV L.P. and mRNA Fund II LP; (iv) entities affiliated with Schroder Venture Partners, which are Schroder Ventures International Life Sciences Fund II Strategic Partners L.P., Schroder Ventures International Life Sciences Fund II L.P.1, Schroder Ventures International Life Sciences Fund II L.P.2, Schroder Ventures International Life Sciences II L.P.3, Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme and SV (Nominee) Limited as Nominee to Schroder Ventures Investments Limited; and (iv) four individuals, namely, Tim Rink, Shankar Balasubramanian, Nick McCooke and John West. We refer to these Solexa shareholders as the “Solexa supporting shareholders.” On October 28, 2004, Abingworth Bioventures II SICAV, Tim Rink, Shankar Balasubramanian and Nick McCooke each executed an irrevocable undertaking subject to English law replacing the irrevocable undertaking given by each of them in their company support agreements.

      Under the company support documents, each Solexa supporting shareholder has agreed to accept or procure acceptance of the offer and/or make an election under the option offer in accordance with their respective terms within ten business days of the offer being made by Lynx. Each Solexa supporting shareholder has also agreed to vote all the shares in Solexa’s share capital held by him or it in favor of, to the extent necessary, the delivery of a selling notice to invoke the compulsory transfer to Lynx of the remaining share capital of Solexa, and any other matters that could reasonably be expected to facilitate the transaction.

      In addition, the institutional Solexa supporting shareholders who entered into the company support agreements have agreed not to convert any Solexa B preferred shares and Solexa A ordinary shares they hold into Solexa ordinary shares and have waived their pre-emption and rights of first refusal under Solexa’s articles of association with respect to the proposed transaction. The irrevocable undertaking by Nick McCooke, the former chief executive officer and a shareholder in Solexa, provides that if acceptances in respect of 100% of the outstanding share capital of Solexa have been received by Lynx on or before the first closing date, Mr. McCooke shall be entitled to withdraw consent in respect of one Solexa ordinary share to enable Lynx to invoke the compulsory acquisition procedure described in the section entitled “Compulsory Acquisition” on page 176.

      Under the company support documents, the Solexa supporting shareholders agree not to, directly or indirectly, transfer (except as may be specifically required by court order), sell, transfer, pledge, hypothecate or otherwise dispose of or encumber, for a period ending on the earlier to occur of 180 days following the first closing date and the termination of the acquisition agreement, any Solexa shares they then hold and any Solexa shares and shares of Lynx common stock to be acquired by them during that period. This restriction is subject to limited exceptions, such as transfers to the family members or affiliates of the Solexa supporting shareholders.

      Lynx has agreed to file a resale registration statement covering the resale of shares of Lynx common stock received by the Solexa supporting shareholders who may be deemed to be affiliates of Solexa in the transaction until such time as less than 25% of Lynx common stock received by the Solexa supporting shareholders is held by them.

      As of January 19, 2005, the Solexa supporting shareholders collectively owned 11,439,709 outstanding shares in Solexa’s share capital representing 100% of Solexa B preferred shares, 100% of Solexa A ordinary shares and approximately 82.5% of Solexa ordinary shares on that date.

Other Agreements

Employment Arrangement with John West

      Lynx and Mr. West have reached an understanding regarding Mr. West’s employment as Lynx’s chief executive officer effective as of the first closing date under economic terms substantially similar to those in Mr. West’s employment agreement with Solexa. For details of the proposed employment terms of Mr. West, see the section entitled “Interests of Directors, Officers and Affiliates” on page 60.

Amendment to Colony Technology Sharing Agreement

      On October 25, 2004, Lynx and Solexa entered into a deed to amend the technology sharing agreement between Lynx and Solexa dated March 22, 2004. Under the terms of the deed and pursuant to the terms of a loan agreement dated August 12, 2004, in the event that the first closing does not take place and the transaction is, therefore, not completed, Lynx shall transfer all such right, title and interest as it has in the cluster technology to Solexa in consideration for the grant of a worldwide, perpetual and non-exclusive license of the cluster technology. Any intellectual property created as a development to the cluster technology is expressed to be owned by Solexa, except developments or modifications of the cluster technology created by Lynx that can be exploited without infringing the intellectual property rights in the cluster technology. Lynx grants to Solexa a worldwide, perpetual and non-exclusive license for the use, commercialization and sale of such severable developments. In the event that Lynx or its licensees sell any products, Lynx is obliged under the deed to pay Solexa royalties at a rate of 11.5%. In the event that Solexa or its licensees sell any products, Solexa is obliged under the deed to pay Lynx royalties at a rate of 3%.

Loan Agreement and Side Letter

      On August 12, 2004, Lynx and Solexa entered into a loan agreement pursuant to which Lynx issued Solexa four promissory notes each bearing an interest rate of 10% in the aggregate principal amount of $2,500,000. Under the loan agreement and as a result of the issuance of the promissory notes, certain royalty rates contained in the technology sharing agreement were reduced and Lynx was obligated to make certain instruments available to Solexa.

      On September 28, 2004, Lynx and Solexa entered into a side letter regarding the loan agreement pursuant to which they agreed that, should the acquisition agreement be terminated prior to consummation of the offer, among other things, the royalty rates in the technology sharing agreement shall be reduced or eliminated depending on the cause of the termination of the acquisition agreement.

      The entire outstanding principal and accrued interest thereon will be payable on the earlier of (i) an event of default under the promissory notes, (ii) the first anniversary of the expiration of the exclusivity period provided for in the letter agreement between Lynx and Solexa, (iii) the first anniversary of the date on which the acquisition agreement shall have been terminated prior to the consummation of the offer, or (iv) December 31, 2005.

Master Development Agreement

      On October 28, 2004, Lynx and Solexa entered into a master development agreement pursuant to which Lynx will provide certain product design and development services to Solexa in connection with the development and commercialization of Solexa’s products. Under the master development agreement, Solexa will pay to Lynx up to an aggregate amount of $500,000 in consideration for Lynx’s product design and development services. The master development agreement will remain in effect until the earlier of the closing of the transaction or December 31, 2004; provided, however, that the agreement may be terminated prior to December 31, 2004 with or without cause by either party upon 10 days prior written notice.

INFORMATION ABOUT SOLEXA

Solexa’s Business

      Solexa Limited, a private company registered in England and Wales, maintains its corporate headquarters at Chesterford Research Park, Little Chesterford, Nr. Saffron Walden, Essex CB10 1XL, Great Britain. Solexa is developing systems for the comprehensive and economical analysis of individual genomes that consist of instruments, consumable items such as reagents, and software. Solexa anticipates that these systems will be used by its future customers in a wide range of applications from basic research through development and implementation and across various industries including, among others, personalized medicine, agriculture, food manufacturing, fermentation and biodefense.

      Present methods of genome analysis generally provide insufficient information for the intended purpose at too great a cost. This has been a constraint in achieving progress in understanding the genetic components of common human diseases and the variable response of individuals to drugs intended to treat these diseases. Solexa’s systems are designed to generate very large amounts of information about individual genomes, including virtually the entire genomic sequence, at an economical price.

      In contrast to existing technologies, Solexa’s systems are based on several major technological breakthroughs that allow genomic DNA to be “read” directly at a very high speed and with minimal sample preparation. Both of these elements add significantly to reducing costs.

      Solexa maintains a website at www.solexa.com; however, information on Solexa’s website is not a part of this proxy statement/ prospectus.

Selected Historical Financial Data of Solexa

      The following table sets forth historical financial data of Solexa. The information presented below as of December 31, 1999, 2000 and 2001, and for the years ended December 31, 1999 and 2000 is derived from unaudited financial statements of Solexa. The information as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 is derived from Solexa’s audited financial statements included elsewhere in this proxy statement/ prospectus. The information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 is derived from Solexa’s unaudited financial statements included elsewhere in this proxy statement/ prospectus. In the opinion of Solexa’s management, these unaudited financial statements have been prepared on a basis consistent with that of Solexa’s audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. This information is only a summary. You should read it together with Solexa’s historical financial statements and accompanying notes included in this proxy statement/ prospectus. Historical results are not necessarily indicative of future results.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands except per share data)
Statements of Operations Data:
Revenue:
Service income	$—	$—	$—	$—	$7	$—	$72

Operating costs and expenses:
Research and development	302	483	1,918	4,308	5,639	3,889	4,774
General and administrative	73	299	695	1,008	1,087	1,006	2,122

Total operating costs and expenses	375	782	2,613	5,316	6,726	4,895	6,896

Loss from operations	(375)	(782)	(2,613)	(5,316)	(6,719)	(4,895)	(6,824)
Interest and other income (expense), net	9	(4)	104	555	363	287	226

Loss before income tax benefit	(366)	(786)	(2,509)	(4,761)	(6,356)	(4,608)	(6,598)
Income tax benefit	—	—	—	(293)	(707)	—	—

Net loss	(366)	(786)	(2,509)	(4,468)	(5,649)	(4,608)	(6,598)

Dividends	—	—	—	—	—	—	(479)

Net loss attributable to ordinary shareholders	$(366)	$(786)	$(2,509)	$(4,468)	$(5,649)	$(4,608)	$(7,077)

Basic and diluted net loss per share	$(0.28)	$(0.48)	$(0.76)	$(0.61)	$(0.77)	$(0.63)	$(1.08)
Shares used in per share computation	1,307	1,629	3,285	7,338	7,338	7,338	6,565

	December 31,
						September 30,
	1999	2000	2001	2002	2003	2004

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$478	$1,853	$16,853	$13,295	$8,907	$12,244
Total assets	594	2,383	17,913	15,013	10,401	18,226
Shareholders’ equity (deficit)	511	(212)	17,136	14,207	9,606	2,913

      On October 18, 2004, Solexa completed a subsequent issue and sale of additional B preferred shares, raising approximately $0.9 million. The above selected historical financial data of Solexa do not reflect the issuance of B preferred shares in October 2004 and related changes to cash balances and shareholders’ equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

      Solexa is developing systems, including hardware, software and consumables, for the comprehensive and economical analysis of individual genomes. These systems are intended to provide improved insight into genetic contribution to disease and individual response to pharmaceutical interventions than existing technologies. It is expected that these systems will initially be sold to the genomics research community and later be used directly in healthcare applications.

      Solexa was founded in September 1998 to build on technology and ideas created by its two founders based in the Department of Chemistry at the University of Cambridge, U.K. From 1998 to 2000, Solexa sponsored research conducted in the laboratories of its founders. Solexa owns intellectual property developed by the founders as a consequence of agreements with them and also with the University of Cambridge. This first phase of development was supported by seed funding totaling $1.0 million. Towards the end of 2000, Solexa established its own operations in a science park south of Cambridge, U.K. and began to build a technology development team.

      In September 2001, Solexa raised $17.6 million in a Series A financing from a consortium of U.K. and U.S. based venture capital firms to develop a demonstration version of the technology.

      In March 2004, Solexa and Lynx Therapeutics jointly acquired technology from Manteia SA. Solexa paid $2 million in cash for its share of the purchase price.

      In July 2004, Solexa raised $13.5 million in a Series B financing.

      To date Solexa has not generated any revenues from commercial product sales and it expects to incur operating losses over the next two years. Research and development expenses are expected to increase in the near term as Solexa ramps up its effort to develop a commercial product for launch, targeted for the end of calendar 2005.

      As of September 30, 2004, Solexa had $12.2 million in cash and cash equivalents. Solexa raised a further $0.9 million in October 2004 under its B preferred financing.

Accounting Treatment

      As an English company, Solexa normally reports its results according to accounting principles generally accepted in the U.K. and in pounds sterling. For the purposes of this proxy statement/ prospectus, its financial statements have been converted to U.S. generally accepted accounting principles and reported in U.S. dollars. Some of the differences reported between periods will reflect differences in the currency translation rates applied in each period.

Results of Operations

Comparison of Nine Months Ended September 30, 2004 with Nine Months Ended September 30, 2003

      There were no revenues from product sales in either period. Service revenue increased by $72,000 from nil to $72,000. These service revenues were generated from the provision of scientific analyses. Research and development expenses increased by $885,000, or 23%, from $3,889,000 to $4,774,000, largely as a result of an increased number of scientists working in research and development. General and administrative expenses increased by $1,116,000, or 111%, from $1,006,000 to $2,122,000. This increase was largely due to increases in fees paid to external professional advisors in the amount of $413,000, the introduction of a business development function and increases in staff and facility costs. There was a decrease in interest earned on balances of cash and cash equivalents of $61,000, or 21%, from $287,000 to $226,000, largely due to a decreased average cash balance until the Series B funding at the end of July 2004.

Comparison of Year Ended December 31, 2003 with Year Ended December 31, 2002

      There were no revenues from product sales in either period. Service revenue increased by $7,000 from nil to $7,000. The service revenue was generated from the provision of scientific analyses. Research and development expenses increased by $1,331,000, or 31%, from $4,308,000 to $5,639,000. This increase was largely as a result of an increased number of scientists working in R&D as the project expanded. General and administrative expenses increased by $79,000, or 8%, from $1,008,000 to $1,087,000. R&D tax credits of $293,000 were received in 2002 and $707,000 in 2003. There was a decrease in interest earned on balances of cash and cash equivalents of $187,000, or 34%, from $555,000 to $368,000. This decrease was largely due to a decreased average cash balance.

      Solexa has one project — to develop systems for the comprehensive and economical analysis of individual genomes. Consequently all the research and development costs to date have been incurred on that project, and are set out within the “Statements of Operations Data” on page 80. This project is currently in the development stage. It is estimated that this project will cost between $30 million to $40 million to complete and that the net cash inflows for the project are expected to commence in 2007 or 2008. The main risk associated with this project is that Solexa may encounter significant technical difficulties in further development of its product, which could delay the launch of the product from this project. A serious delay to the launch of the product could have a negative impact on the commercial performance of the product in the market and would likely require a significantly greater amount of funding. If such funding were not obtainable, Solexa would need to reduce its operating costs while seeking alternative funding through collaborations or a trade sale.

Comparison of Year Ended December 31, 2002 with Year Ended December 31, 2001

      There were no revenues from product or service sales in either period. Research and development expenses increased by $2,390,000, or 125%, from $1,918,000 to $4,308,000. This increase was largely as a result of a significant increase in the number of scientists working in R&D as the project expanded. General and administrative expenses increased by $313,000, or 45%, from $695,000 to $1,008,000. No R&D tax credit was received in 2001 as the company did not qualify because, at that time, one shareholder controlled more than 50% of the voting share capital of the Company. An R&D tax credit of $293,000 was received in 2002. There was a increase in interest earned on balances of cash and cash equivalents of $333,000, or 150%, from $222,000 to $555,000. This increase was largely due to a increased average cash balance arising from the Series A fundraising that closed in September 2001. In 2001 there was an interest expense of $116,000 arising upon the conversion of a convertible loan at the time of the Series A closing.

Liquidity and Capital Resources

      Since its inception, Solexa has not generated any significant revenues and has incurred significant losses. Solexa has relied primarily on the proceeds from sales of equity securities to finance its operations and internal growth with additional funding from interest on cash balances and research and development tax credits. As of September 30, 2004, Solexa had an accumulated deficit of $21.0 million.

      At September 30, 2004, Solexa had cash and cash equivalents of $12.2 million as compared to $9.9 million at September 30, 2003. On July 30, 2004, Solexa completed the issuance and sale of its B preferred shares, raising net proceeds of approximately $13.5 million. On October 18, 2004, Solexa completed a subsequent issue and sale of additional B preferred shares, raising approximately $0.9 million. With the funds raised in July and October 2004, Solexa’s management believes that its current cash and cash equivalents will be sufficient to enable it to meet its projected operating and capital requirements through at least the end of December 2005. Solexa will require further funding to complete the development and commercialization of its technology before it is able to generate profits. The terms on which such funding may be available, if at all, will be dependent upon the results of ongoing research and development activities.

      If it becomes clear that further funding may not be secured, Solexa would need to reduce its research and development and other operating costs while seeking alternative funding through collaborations or a trade sale.

      Net cash used in operating activities increased $2.0 million from $4.0 million in the nine months ended September 30, 2003 to $6.0 million in the nine months ended September 30, 2004. This increase was due to increased operating losses. Net cash used in operating activities increased by $0.5 million from $4.4 million in the year ended December 31, 2002 to $4.9 million in the year ended December 31, 2003. This increase was due to increased research and development expenditures. Net cash used in operating activities increased by $2.6 million from $1.8 million in the year ended December 31, 2001 to $4.4 million in the year ended December 31, 2002. This increase was due to increased research and development expenditures.

      Net cash used in investing activities increased $3.7 million from $0.5 million in the nine months ended September 30, 2003 to $4.2 million in the nine months ended September 30, 2004. This increase is largely attributed to the joint purchase with Lynx of technology from Manteia SA. Solexa’s contribution to the purchase price was $2 million in cash. In addition, Solexa advanced $2 million to Lynx under the terms of a loan agreement in August 2004. Net cash used in investing activities decreased by $127,000 from $571,000 in the year ended December 31, 2002 to $444,000 in the year ended December 31, 2003. This reduction is as a result of lower capital expenditure on plant and equipment. Net cash used in investing activities decreased by $20,000 from $591,000 in the year ended December 31, 2001 to $571,000 in the year ended December 31, 2002. This reduction is as a result of lower capital expenditure on plant and equipment.

      Net cash provided by financing activities increased by $13.4 million from nil in the nine months ended September 30, 2003 to $13.4 million in the nine months ended September 30, 2004. This increase was a result of the issuance of Series B preferred shares. Net cash used in financing activities increased by $15,000 from nil in the year ended December 31, 2002 to $15,000 in the year ended December 31, 2003. This increase was a result of finance lease payments. $17.7 million was received from financing activities in the year ended December 31, 2001 due to the issue and sale of Series A preference shares.

      As of September 30, 2004, Solexa had no long-term debt instruments. As of September 30, 2004, Solexa had contractual obligations relating to its facilities and equipment leases as follows:

Payments Due by Period in Thousands

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	After 3 Years

Capital lease obligations	$35	$24	$11	None
Operating lease obligations	$250	$250	$0	None

Disclosure about Market Risk

      Solexa’s exposure to market risk is limited to interest rate sensitivity, which is affected by changes in the general level of U.K. interest rates, particularly because Solexa places monies on short-term deposits with Barclays Bank PLC, and currency translation risks. The primary objective of Solexa’s investment activities is to preserve principal while at the same time maximizing the income Solexa receives without increasing risk. Solexa’s short-term deposits are for periods up to a month and the interest rate is fixed in advance and will reflect the market rates prevailing at the time the deposit is made. Solexa believes an immediate 10% change in interest rates would not be material to its financial condition or results of operations. Solexa does not have any foreign currency or derivative financial instruments. Solexa’s financial statements as expressed in U.S. dollars are subject to fluctuations because of movements in the rate of exchange between the pound sterling, Solexa’s functional currency, and the U.S. dollar, the currency in which Solexa’s financial statements are presented. When Solexa converts the presentation of its financial statements from pounds sterling to U.S. dollars, Solexa uses pounds sterling to United States dollars currency exchange rate quoted on www.oanda.com on the date of such financial statements.

Security Ownership of Certain Beneficial Owners and Management of Solexa

Security Ownership of Certain Beneficial Owners and Management of Solexa Prior to the Transaction

      The following table sets forth certain information regarding beneficial ownership of the shares in Solexa’s share capital as of December 28, 2004 by: (i) each shareholder who is known by Solexa to own beneficially more than five percent of the capital stock of Solexa; (ii) each executive officer named below; (iii) each director of Solexa; and (iv) all of Solexa’s current directors and executive officers as a group. Unless otherwise indicated, the address of each shareholder who is known by Solexa to own beneficially more than five percent of the capital stock of Solexa is: c/o Solexa Limited, Chesterford Research Park, Little Chesterford, Nr Saffron Walden, Essex CB10 1XL, Great Britain.

	Beneficial Ownership

	Number of Shares Owned of Each Class			% Ownership of Each Class(1)

	B	A		B	A
	Preferred	Ordinary	Ordinary	Preferred	Ordinary	Ordinary
Name of Beneficial Owner	Shares	Shares	Shares	Shares	Shares	Shares

Entities affiliated with Abingworth Management Limited(2)	1,092,061	1,688,889	1,656,096	24.57%	33.33%	70.83%
38 Jermyn Street
London SW1Y 6DN
Great Britain
Entities affiliated with Amadeus Capital Partners Limited(3)	2,222,222	422,224		50.00%	8.33%
Mount Pleasant House, 2
Mount Pleasant
Huntingdon Road
Cambridge CB3 ORN
Great Britain
Entities affiliated with OBP Management IV L.P.(4)	573,502	1,266,667		12.90%	25.00%
222 Berkeley St., Suite 1650
Boston, Massachusetts 02116
Entities affiliated with Schroder Venture Managers Inc.(5)	556,659	1,688,889		12.52%	33.33%
Church Street
Hamilton HM 11
Bermuda
Nick McCooke(6)			240,000			9.38%
Simon Bennett(7)			50,000			2.09%
John Milton(8)			69,300			2.88%
Harold Swerdlow(9)			66,350			2.76%
Leigh Palmer(10)			40,650			1.71%
John West(11)			696,981			22.96%
Tim Rink(12)			90,000			3.7%
Tony Smith(13)			200,000			7.88%
Shankar Balasubramanian			212,500			9.09%
Hermann Hauser(14)	2,222,222	422,224		50.00%	8.33%
c/o Amadeus Capital
Partners Limited
Mount Pleasant House, 2
Mount Pleasant
Huntington Road, Cambridge
CB3 ORN
Great Britain

	Beneficial Ownership

	Number of Shares Owned of Each Class			% Ownership of Each Class(1)

	B	A		B	A
	Preferred	Ordinary	Ordinary	Preferred	Ordinary	Ordinary
Name of Beneficial Owner	Shares	Shares	Shares	Shares	Shares	Shares

Mark Carthy(15)	537,502	1,266,667		12.90%	25.00%
c/o OBP Management IV L.P.
222 Berkeley St., Suite 1650
Boston, Massachusetts 02116
Tom Daniel(16)	556,659	1,688,889		12.52%	33.33%
c/o Schroder Venture Managers Inc.
Church Street
Hamilton HM 11
Bermuda
Genghis Lloyd-Harris						*
Steve Allen(17)			20,000			*
Clive Brown(18)			48,050			2.01%
All directors and officers as a group (15 persons)(19)	4,444,444	5,066,669	3,389,927	100%	100%	83.42%

*	Less than one percent.

(1)	Percentage of beneficial ownership is based on 4,444,444 Solexa B preferred shares, 5,066,669 Solexa A ordinary shares and 2,338,138 Solexa ordinary shares outstanding as of December 28, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares in the share capital of Solexa subject to options currently exercisable or exercisable within 60 days of December 28, 2004, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of beneficial ownership of any other person.

(2)	Includes 277,778 Solexa B preferred shares, 844,444 Solexa A ordinary shares and 1,656,096 Solexa ordinary shares held by Abingworth Bioventures II SICAV; 277,778 Solexa B preferred shares held by Abingworth Bioventures IIA LP; 269,325 Solexa B preferred shares and 423,911 Solexa A ordinary shares held by Abingworth Bioventures III A LP; 164,407 Solexa B preferred shares and 258,772 Solexa A ordinary shares held by Abingworth Bioventures III B LP; 98,481 Solexa B preferred shares and 155,006 Solexa A ordinary shares held by Abingworth Bioventures III C LP; and 4,292 Solexa B preferred shares and 6,756 Solexa A ordinary shares held by Abingworth Bioventures III Executives LP. Abingworth Management Limited is the investment adviser to Abingworth Bioventures II SICAV and the investment manager of all other Abingworth investing entities. Abingworth Management Limited is a wholly owned subsidiary of Abingworth Management Holdings Limited. The shareholders of Abingworth Management Holdings Limited are David Leathers and Stephen Bunting. Mr. Leathers, Mr. Bunting and Jonathan MacQuitty are members of Abingworth Management Limited’s investment committee. Each of these individuals disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein.

(3)	Includes 1,000,000 Solexa B preferred shares and 190,000 Solexa A ordinary shares held by Amadeus II A LP; 666,667 Solexa B preferred shares and 126,667 Solexa A ordinary shares held by Amadeus II B LP; 466,667 Solexa B preferred shares and 88,667 Solexa A ordinary shares held by Amadeus II CLP; 22,222 Solexa B preferred shares and 4,223 Solexa A ordinary shares held by Amadeus II D GmbH & Co KG; and 66,666 Solexa B preferred shares and 12,667 Solexa A ordinary shares held by Amadeus II Affiliates LP.

(4)	Includes 567,805 Solexa B preferred shares and 1,254,085 Solexa A ordinary shares held by Oxford Bioscience Partners IV L.P. and 5,697 Solexa B preferred shares and 12,582 Solexa A ordinary shares held by mRNA Fund II L.P.

(5)	Includes 326,152 Solexa B preferred shares and 989,535 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.1; 138,906 Solexa B preferred shares and 421,439 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.2; 37,018 Solexa B preferred shares and 112,311 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.3; 5,032 Solexa B preferred shares and 15,266 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Strategic Partners L.P.; 9,379 Solexa B preferred shares and 28,458 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme; and 40,172 Solexa B preferred shares and 121,880 Solexa A ordinary shares held by SV (nominees) Limited as Nominee to Schroder Ventures Investments Limited. Schroder Venture Managers Limited is the fund manager for each of the above-mentioned Schroder entities. The investment committee of Schroder Venture Managers Limited consists of Nicola Walker, Gary Carr, Deborah Speight, Douglas Mello and Peter Everson, all of whom share voting and dispositive power over the shares. Each of these individuals disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein.

(6)	Includes 220,000 Solexa ordinary shares issuable upon exercise of stock options held by Mr. McCooke that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004. Mr. McCooke resigned his position as Chief Executive Officer of Solexa on August 9, 2004.

(7)	Includes 50,000 Solexa ordinary shares issuable upon exercise of stock options held by Dr. Bennett that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(8)	Includes 69,300 Solexa ordinary shares issuable upon exercise of stock options held by Dr. Milton that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(9)	Includes 66,350 Solexa ordinary shares issuable upon exercise of stock options held by Dr. Swerdlow that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(10)	Includes 40,650 Solexa ordinary shares issuable upon exercise of stock options held by Mr. Palmer that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(11)	Includes 696,981 Solexa ordinary shares issuable upon exercise of stock options held by Mr. West that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(12)	Includes 50,000 Solexa ordinary shares issuable upon exercise of stock options held by Dr. Rink that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(13)	Includes 200,000 Solexa ordinary shares issuable upon exercise of stock options held by Dr. Smith that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(14)	Includes 1,000,000 Solexa B preferred shares and 190,000 Solexa A ordinary shares held by Amadeus II A LP; 666,667 Solexa B preferred shares and 126,667 Solexa A ordinary shares held by Amadeus II B LP; 466,667 Solexa B preferred shares and 88,667 Solexa A ordinary shares held by Amadeus II CLP;

22,222 Solexa B preferred shares and 4,223 Solexa A ordinary shares held by Amadeus II D GmbH & Co KG; and 66,666 Solexa B preferred shares and 12,667 Solexa A ordinary shares held by Amadeus II Affiliates LP. Dr. Hauser shares the power to vote and control the disposition of shares held by Amadeus II A LP, Amadeus II B LP, Amadeus II C LP, Amadeus II D GmbH & Co KG and Amadeus II Affiliates LP. Dr. Hauser disclaims beneficial ownership of such shares, except to the extent of his pro-rata interest therein.

(15)	Includes 567,805 Solexa B preferred shares and 1,254,085 Solexa A ordinary shares held by Oxford Bioscience Partners IV L.P. and 5,697 Solexa B preferred shares and 12,582 Solexa A ordinary shares held by mRNA Fund II L.P. Mr. Carthy is a General Partner of OBP Management IV L.P., which is the general partner of Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. Mr. Carthy may be deemed to share voting and investment power of the shares held by Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. Mr. Carthy disclaims beneficial ownership of such shares, except to the extent of his pro-rata interest therein.

(16)	Includes 326,152 Solexa B preferred shares and 989,535 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.1; 138,906 Solexa B preferred shares and 421,439 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.2; 37,018 Solexa B preferred shares and 112,311 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.3; 5,032 Solexa B preferred shares and 15,266 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Strategic Partners L.P.; 9,379 Solexa B preferred shares and 28,458 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme; and 40,172 Solexa B preferred shares and 121,880 Solexa A ordinary shares held by SV (nominees) Limited as Nominee to Schroder Ventures Investments Limited. Mr. Daniel, a director of Solexa, is a Venture Partner of Schroder Ventures Life Sciences Advisers (UK) Limited which is an advisor to Schroder Venture Managers, Inc., the General Partner of the entities known collectively as Schroder Ventures International Life Sciences Fund II. Mr. Daniel has no beneficial ownership of the shares owned by Schroder Ventures International Life Sciences Fund II, except to the extent of his pro-rata interest therein.

(17)	Includes 20,000 Solexa ordinary shares issuable upon exercise of stock options held by Mr. Allen that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(18)	Includes 48,050 Solexa ordinary shares issuable upon exercise of stock options held by Mr. Brown that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(19)	Includes 4,444,444 Solexa B preferred shares (including Solexa B preferred shares held by entities affiliated with certain directors), 5,066,669 Solexa A ordinary shares (including Solexa A ordinary shares held by entities affiliated with certain directors), 1,928,596 Solexa ordinary shares (including Solexa ordinary shares held by entities affiliated with certain directors) and 1,461,331 Solexa ordinary shares issuable upon exercise of stock options that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

Security Ownership of Certain Beneficial Owners and Management of Solexa and Director Nominees of Lynx Following the Completion of the Transaction

      The following table sets forth certain information regarding the amount and percentage of the beneficial ownership of Lynx’s common stock, giving effect to the transaction, by: (i) each Solexa shareholder who is known by Solexa to own beneficially more than five percent of the capital stock of Solexa as of December 28, 2004; (ii) each director of Solexa and each director of Solexa who is a nominee for director of Lynx to be appointed on the first closing date; and (iii) all of Solexa’s current directors and executive officers as a group.

	Beneficial Ownership

	Number and Class	Percent of
Name of Beneficial Owner	of Shares	Class(1)

Entities affiliated with Abingworth Management Limited(2)	8,974,259	25.51%
38 Jermyn Street
London SW1Y 6DN
Great Britain
Entities affiliated with Amadeus Capital Partners Limited(3)	6,974,936	19.83%
Mount Pleasant House, 2 Mount Pleasant
Huntingdon Road
Cambridge CB3 ORN
Great Britain
Entities affiliated with OBP Management IV L.P.(4)	4,987,515	14.18%
222 Berkeley St., St. 1650
Boston, Massachusetts 02116
Entities affiliate with Schroder Venture Managers Inc.(5)	6,105,948	17.36%
c/o Church Street
Hamilton HM 11
Bermuda
Nick McCooke(6)	212,729	*
John West(7)	617,783	1.73%
Tim Rink(8)	79,773	*
Tony Smith(9)	177,274	*
Shankar Balasubramanian	188,354	*
Hermann Hauser(10)	6,974,936	19.83%
c/o Amadeus Capital Partners Limited
Mount Pleasant House, 2 Mount Pleasant
Huntington Road, Cambridge CB3 ORN
Great Britain
Mark Carthy(11)	4,987,515	14.18%
c/o OBP Management IV L.P.
222 Berkeley St., Suite 1650
Boston, Massachusetts 02116
Tom Daniel(12)	6,105,948	17.36%
c/o Schroder Venture Managers Inc.
Church Street
Hamilton HM 11
Bermuda
Genghis Lloyd-Harris		*
Steve Allen(13)	17,727	*
All directors and officers as a group (13 persons)(14)	28,336,299	78.22%

*	Less than one percent.

(1)	Percentage of beneficial ownership is based on 7,527,538 shares of Lynx common stock outstanding on December 28, 2004 plus 27,647,200 shares of common stock to be issued in this transaction (excluding the 1,852,800 Lynx share equivalents to be issued to Solexa optionholders), and 4,444,444 Solexa B preferred shares, 5,066,669 Solexa A ordinary shares and 2,338,138 Solexa ordinary shares outstanding as of December 28, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares in the share capital of Solexa subject to options currently exercisable or exercisable within 60 days of December 28, 2004, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of beneficial ownership of any other person. At the closing date of the transaction, each Solexa B preferred share will be converted into 2.61560 shares of Lynx common stock, each Solexa A ordinary share will be converted into 2.75326 shares of Lynx common stock and each Solexa ordinary share will be converted into 0.88637 of a share of Lynx common stock.

(2)	Includes 277,778 Solexa B preferred shares, 844,444 Solexa A ordinary shares and 1,656,096 Solexa ordinary shares held by Abingworth Bioventures II SICAV; 277,778 Solexa B preferred shares held by Abingworth Bioventures IIA LP; 269,325 Solexa B preferred shares and 423,911 Solexa A ordinary shares held by Abingworth Bioventures III A LP; 164,407 Solexa B preferred shares and 258,772 Solexa A ordinary shares held by Abingworth Bioventures III B LP; 98,481 Solexa B preferred shares and 155,006 Solexa A ordinary shares held by Abingworth Bioventures III C LP; and 4,292 Solexa B preferred shares and 6,756 Solexa A ordinary shares held by Abingworth Bioventures III Executives LP.

(3)	Includes 1,000,000 Solexa B preferred shares and 190,000 Solexa A ordinary shares held by Amadeus II A LP; 666,667 Solexa B preferred shares and 126,667 Solexa A ordinary shares held by Amadeus II B LP; 466,667 Solexa B preferred shares and 88,667 Solexa A ordinary shares held by Amadeus II CLP; 22,222 Solexa B preferred shares and 4,223 Solexa A ordinary shares held by Amadeus II D GmbH & Co KG; and 66,666 Solexa B preferred shares and 12,667 Solexa A ordinary shares held by Amadeus II Affiliates LP.

(4)	Includes 567,805 Solexa B preferred shares and 1,254,085 Solexa A ordinary shares held by Oxford Bioscience Partners IV L.P. and 5,697 Solexa B preferred shares and 12,582 Solexa A ordinary shares held by mRNA Fund II L.P.

(5)	Includes 326,152 Solexa B preferred shares and 989,535 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.1; 138,906 Solexa B preferred shares and 421,439 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.2; 37,018 Solexa B preferred shares and 112,311 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.3; 5,032 Solexa B preferred shares and 15,266 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Strategic Partners L.P.; 9,379 Solexa B preferred shares and 28,458 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme; and 40,172 Solexa B preferred shares and 121,880 Solexa A ordinary shares held by SV (nominees) Limited as Nominee to Schroder Ventures Investments Limited.

(6)	Includes 220,000 Solexa ordinary shares issuable upon exercise of stock options held by Mr. McCooke that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004. Mr. McCooke resigned his position as Chief Executive Officer of Solexa on August 9, 2004.

(7)	Includes 696,981 Solexa ordinary shares issuable upon exercise of stock options held by Mr. West that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(8)	Includes 50,000 Solexa ordinary shares issuable upon exercise of stock options held by Dr. Rink that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(9)	Includes 200,000 Solexa ordinary shares issuable upon exercise of stock options held by Dr. Smith that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(10)	Includes 1,000,000 Solexa B preferred shares and 190,000 Solexa A ordinary shares held by Amadeus II A LP; 666,667 Solexa B preferred shares and 126,667 Solexa A ordinary shares held by Amadeus II B LP; 466,667 Solexa B preferred shares and 88,667 Solexa A ordinary shares held by Amadeus II CLP; 22,222 Solexa B preferred shares and 4,223 Solexa A ordinary shares held by Amadeus II D GmbH & Co KG; and 66,666 Solexa B preferred shares and 12,667 Solexa A ordinary shares held by Amadeus II Affiliates LP. Dr. Hauser shares the power to vote and control the disposition of shares held by Amadeus II A LP; Amadeus II B LP, Amadeus II C LP, Amadeus II D GmbH & Co KG and Amadeus II Affiliates LP. Dr. Hauser disclaims beneficial ownership of such shares, except to the extent of his pro-rata interest therein.

(11)	Includes 567,805 Solexa B preferred shares and 1,254,085 Solexa A ordinary shares held by Oxford Bioscience Partners IV L.P. and 5,697 Solexa B preferred shares and 12,582 Solexa A ordinary shares held by mRNA Fund II L.P. Mr. Carthy is a General Partner of OBP Management IV L.P., which is the general partner of Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. Mr. Carthy may be deemed to share voting and investment power of the shares held by Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. Mr. Carthy disclaims beneficial ownership of such shares, except to the extent of his pro-rata interest therein.

(12)	Includes 326,152 Solexa B preferred shares and 989,535 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.1; 138,906 Solexa B preferred shares and 421,439 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.2; 37,018 Solexa B preferred shares and 112,311 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II L.P.3; 5,032 Solexa B preferred shares and 15,266 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Strategic Partners L.P.; 9,379 Solexa B preferred shares and 28,458 Solexa A ordinary shares held by Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme; and 40,172 Solexa B preferred shares and 121,880 Solexa A ordinary shares held by SV (nominees) Limited as Nominee to Schroder Ventures Investments Limited. Mr. Daniel, a director of Solexa, is a Venture Partner of Schroder Ventures Life Sciences Advisers (UK) Limited which is an advisor to Schroder Venture Managers, Inc., the General Partner of the entities known collectively as Schroder Ventures International Life Sciences Fund II. Mr. Daniel has no beneficial ownership of the shares owned by Schroder Ventures International Life Sciences Fund II, except to the extent of his pro-rata interest therein.

(13)	Includes 20,000 Solexa ordinary shares issuable upon exercise of stock options held by Mr. Allen that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

(14)	Includes 4,444,444 Solexa B preferred shares (including Solexa B preferred shares held by entities affiliated with certain directors), 5,066,669 Solexa A ordinary shares (including Solexa A ordinary shares held by entities affiliated with certain directors), 1,928,596 Solexa ordinary shares (including Solexa ordinary shares held by entities affiliated with certain directors) and 1,461,331 Solexa ordinary shares issuable upon exercise of stock options that are exercisable within 60 days of December 28, 2004 provided that the offer is completed and that a compulsory acquisition right in favor of Lynx has arisen pursuant to the Companies Act 1985 within 60 days of December 28, 2004.

      Solexa and John West have entered into an executive employment agreement. Pursuant to this agreement, if Solexa closes a financing prior to August 29, 2005, and such financing causes the aggregate amount of shares underlying Mr. West’s options to fall below five percent of the total outstanding capital stock of Solexa, then Solexa will immediately grant to Mr. West an option that will bring the aggregate amount of shares underling all options held by Mr. West to equal five percent of the outstanding share capital of Solexa. In addition, if Solexa and Lynx complete the transactions contemplated by the acquisition agreement prior to August 29, 2005, and the transaction causes the aggregate amount of shares underlying Mr. West’s options to fall below four percent of the total outstanding capital stock of the combined group, Mr. West is entitled to receive an option that will bring the aggregate amount of shares underlying all options held by Mr. West to equal four percent of the outstanding capital stock of Lynx. This agreement between Solexa and Mr. West is expected to be superceded by an employment agreement to be entered into between Lynx and Mr. West prior to, and effective upon, the first closing date. See the section entitled “Interests of Directors, Officers and Affiliates” on page 60.

Solexa Equity Compensation Plan Information

      The following table provides certain information with respect to all of Solexa’s equity compensation plans in effect as of December 31, 2003:

	(a)	(b)	(c)
			Number of Solexa
	Number of		Ordinary Shares
	Solexa Ordinary		Remaining Available for
	Shares to be	Weighted-	Future Issuance under
	Issued Upon	average Exercise	Equity Compensation
	Exercise of	Price of	Plans (excluding shares
	Outstanding	Outstanding	reflected in column
Plan Category(1)	Options	Options	(a)(2))

Equity compensation plans approved by security holders:
Solexa Share Option Plan for Consultants	224,875	$1.390	N/A
Solexa Limited Enterprise Management Incentive Plan	641,083	$1.428	N/A
Solexa Unapproved Company Share Option Scheme	186,825	$1.543	N/A

Total	1,052,783		257,592

(1)	All equity compensation plans of Solexa, namely, Solexa Share Option Plan for Consultants, the Solexa Limited Enterprise Management Incentive Plan and the Solexa Unapproved Company Share Option Scheme, were adopted with the approval of Solexa’s security holders.

(2)	The Solexa ordinary shares remaining available for future issuance are held in a general pool and are designated as granted under any one of the Solexa plans by Solexa’s board of directors on the date of grant. As a result, it is not possible at this time to determine or indicate the number of Solexa ordinary shares remaining available for future issuance under each individual Solexa plan.

DESCRIPTION OF LYNX CAPITAL STOCK

      The authorized capital stock of Lynx currently consists of 62,000,000 shares, 60,000,000 of which shall be common stock, par value $0.01 per share and 2,000,000 of which shall be preferred stock, par value $0.01. As of January 19, 2005, 7,529,038 shares of Lynx common stock were outstanding. Lynx currently has no preferred stock outstanding.

Common Stock

      The holders of shares of Lynx common stock are entitled to one vote per share on all matters to be voted on by Lynx stockholders. Except as otherwise provided by law, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon Lynx. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

      The holders of shares of Lynx common stock are entitled to receive, if, as and when declared by Lynx’s board of directors, dividends at the rate determined by Lynx’s board of directors at any regular or special meeting, subject to payment of dividends on outstanding shares of Lynx preferred stock, if any. In the event of dissolution, liquidation or winding up of Lynx, after distribution to the holders of Lynx preferred stock of amounts to which they may be preferentially entitled, if any, the holders of Lynx common stock are entitled to share ratably in the assets of Lynx legally available for distribution to Lynx’s stockholders. The holders of Lynx common stock have no preemptive, subscription, conversion or redemption rights, and Lynx common stock is not subject to any sinking fund provisions or liability to further calls or to assessments by Lynx.

Preferred Stock

      Lynx’s board of directors currently has authority by resolution to issue up to 2,000,000 shares of preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations or restrictions thereof, without any further vote or action by the stockholders. Thus, any series may, if so determined by Lynx’s board of directors, have disproportionately high voting rights or class voting rights, be convertible into or exchangeable for Lynx common stock or another security of Lynx, be redeemable, carry the right to specified participating dividends (which may be fixed or adjustable and which may be cumulative) and have such other relative rights, preferences and limitations as Lynx’s board of directors shall determine. Issuance of authorized but unissued shares of Lynx common stock or Lynx preferred stock (including issuance upon conversion of any convertible preferred stock) could cause a dilution of the book value of Lynx common stock and (in the case of Lynx common stock and Lynx preferred stock with voting rights) would dilute the voting power of the then-current voting stockholders of Lynx. In addition, the issuance of Lynx preferred stock, while providing desired flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Lynx, thereby delaying, deferring or preventing a change in control of Lynx.

Transfer Agent and Registrar

      The transfer agent and registrar for Lynx common stock is EquiServe Trust Company, N.A.

Listing

      Lynx common stock is currently listed on the NASDAQ SmallCap Market under the symbol “LYNX.” For a description of the application for initial listing of Lynx common stock upon the completion of the transaction, see the section entitled “Listing of Lynx Common Stock on the NASDAQ SmallCap Market” on page 62.

COMPARISON OF RIGHTS OF HOLDERS OF LYNX COMMON STOCK AND SOLEXA SHARES

      Lynx is incorporated in the State of Delaware, United States and the rights of Lynx stockholders are currently governed by the DGCL and by Lynx’s certificate of incorporation and Lynx’s bylaws. Solexa is registered in England and Wales and the rights of Solexa shareholders are currently governed by English law, Solexa’s articles of association and the shareholders’ agreement between Solexa and its shareholders. After the completion of the transaction, shareholders of Solexa will become stockholders of Lynx, and will become subject to the certificate of incorporation and the bylaws of Lynx.

      The following is a summary of the material differences between the rights of Lynx stockholders and the rights of Solexa shareholders. While Lynx and Solexa believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Lynx stockholders and Solexa shareholders and it is qualified in its entirety by reference to Delaware law, English law, and the various documents of Lynx and Solexa referenced in this summary. You should carefully read this entire proxy statement/ prospectus and the other documents referenced in this proxy statement/ prospectus for a more complete understanding of the differences between being a stockholder of Lynx and being a shareholder of Solexa. Lynx has filed with the SEC certain documents referred to herein and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” on page 181.

Lynx	Solexa

Capitalization	The authorized capital stock of Lynx consists of 60,000,000 shares of common stock, par value of $0.01 per share, and 2,000,000 shares of preferred stock, par value of $0.01 per share.

As of January 19, 2005, there were approximately 7,529,038 shares of Lynx common stock outstanding held of record by approximately 1,600 persons. Lynx currently has no preferred stock outstanding. Lynx’s shares of common stock are listed on the NASDAQ SmallCap Market under the symbol “LYNX.”	The authorized share capital of Solexa consists of £34,849.07 divided into 4,444,444 B preferred shares, 5,066,669 A ordinary shares and 4,428,513 ordinary shares each with a nominal value of £0.0025 each.

As of January 19, 2005, the issued share capital of Solexa was 4,444,444 B preferred shares, 5,066,669 A ordinary shares and 2,338,138 ordinary shares. As of January 19, 2005, there were 19 holders of Solexa B preferred shares, 18 holders of Solexa A ordinary shares, and 10 holders of Solexa ordinary shares.

Number of Directors	Delaware law provides that a corporation must have at least one director and that the number of directors shall be fixed by or in the manner provided in the bylaws. Lynx’s bylaws provide that the authorized number of directors shall consist of not less than six and no more than nine directors. The current number of directors of Lynx is fixed at nine.	Under the Companies Act, a private English company must have at least one director. Subject to this, a company’s articles of association may specify a minimum or maximum number of directors.

Solexa’s articles of association provide that, unless determined otherwise by ordinary resolution of Solexa’s shareholders in a general meeting, the number of directors (other than alternate directors) shall be not more than nine. Solexa currently has nine directors.

Lynx	Solexa

Election and Term of Directors	Lynx’s bylaws provide that, except in the event of vacancies, directors are elected at each annual meeting for a term of one year.	Under Solexa’s articles of association, Solexa’s board of directors can appoint further directors, subject to the maximum of nine.

Shareholders are able to requisition a general meeting and can propose the election of a new director by ordinary resolution.

Under the terms of the shareholders’ agreement between Solexa’s shareholders and Solexa, certain investor and founder shareholders have additional rights to appoint directors to the Solexa board.

Pursuant to the shareholders’ agreement, each Solexa shareholder undertakes to procure that without the prior written consent of the holders of at least 66% of the B preferred and A ordinary shares taken together, Solexa shall not, inter alia, permit the appointment of directors, other than an investor appointed director.

Removal of Directors	Under Delaware law, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of the corporation whose board is classified, stockholders may effect such removal only for cause, unless otherwise provided in the certificate of incorporation. Lynx’s bylaws provide that any director may be removed with or without cause at a special meeting of stockholders called for that purpose.	Under the Companies Act, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company’s articles of association or service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and certain procedural requirements under the Companies Act are followed.

(Clear days do not include the date of service of the notice nor the date of the general meeting.)

Solexa’s articles of association provide that Solexa, by a majority of the remaining directors by notice in writing, may remove a director before the expiration of the director’s term and may appoint another director instead (subject to a maximum number of nine directors). Solexa’s articles of association also provide that the office of a director shall be vacated if: (a) the director becomes prohibited by law from being a director; (b) the director becomes bankrupt or makes any general

	Lynx	Solexa

arrangement with the director’s creditors; (c) by a court order; (d) the director resigns; (e) the director has been absent from meetings of the board of directors held during a 6 months period without permission of the other directors and the director’s alternate director (if any) has not attended such meetings and the directors resolve that the director’s office be vacated; or (f) if the director is removed from office by written notice signed by a majority of the director’s co-directors.

Under the terms of the shareholders’ agreement the shareholders who have additional rights to appoint directors to Solexa’s board, also have the right to remove and replace those directors by written notice to Solexa which takes effect on delivery of the notice to the registered office or at any board meeting.

Vacancies on the Board of Directors	Delaware law and Lynx’s bylaws provide that vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum.	Under English law, shareholders may, by ordinary resolution and by giving notice of not less than 14 and not more than 35 clear days before the meeting to the company of their intention, appoint a person to be a director:

• to fill a vacancy; or

• to become an additional director, subject to any maximum provided in the company’s articles of association.

Solexa’s board of directors has the power to appoint a director by a majority of the remaining directors subject to a maximum of nine directors.

Stockholder Action by Written Consent	Delaware law and Lynx’s bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.	Under English law, the consent in writing of all shareholders of a private company is required in order to approve, without a meeting, a matter requiring shareholder approval.

Lynx	Solexa

Amendment to Organizational Documents	Under Delaware law and Lynx’s certificate of incorporation, the certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a class.

Lynx’s bylaws provide that Lynx reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner prescribed by statute, and all rights conferred upon the stockholders in the certificate of incorporation are granted subject to this right.

Delaware law provides that a corporation’s stockholders entitled to vote have the power to amend bylaws, although the corporation’s certificate of incorporation may give the board of directors the power to amend bylaws as well.

Lynx’s certificate of incorporation provides that the board of directors may amend, supplement or repeal the bylaws. Lynx’s bylaws provide that any repeal or modification of the bylaws shall be prospective and shall not affect the right under the bylaws in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of Lynx. Other than provisions relating to the prospective effect of any amendment, the bylaws may be amended or appealed and new bylaws be adopted by the stockholders entitled to vote.	Under English law, shareholders have the power to amend:

• the objects, or purpose, clause in a company’s memorandum of association; and

• subject to any specific conditions contained in the memorandum, any provisions of the company’s articles of association,

by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the court to cancel the amendments within 21 days of the passing of the resolution.

The shareholders’ agreement governs part of the relationship between Solexa and its shareholders and can only be amended by unanimous consent. In the event of any conflict between the shareholders’ agreement and Solexa’s articles of association, the shareholders’ agreement shall prevail as between the shareholders and the shareholders shall procure such amendment to the memorandum or articles of association as is reasonably necessary to remove such conflict.

In addition to the above, pursuant to the shareholders’ agreement, each of Solexa’s shareholders undertakes to procure that without the prior written consent of the holders of at least 66% of the B preferred and A ordinary shares (taken together) Solexa shall not, inter alia, propose to amend nor effect amendments to the memorandum and articles of association.

Under English law, the board of directors is not authorized to change the memorandum or articles of association.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by extraordinary

Lynx	Solexa

resolution of the classes affected in separate class meetings.

General Meeting of Stockholders	Delaware law and Lynx’s bylaws provide that the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors.	The Companies Act requires an annual general meeting to be held in each year and not more than 15 months to elapse between the date of one annual general meeting and that of the next.

The Companies Act allows a private company to opt to elect to dispense with the holding of annual general meetings. Solexa has not done so.

Special Meeting of Stockholders	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Lynx’s bylaws provide that special meetings of the stockholders may only be called by the board of directors pursuant to a resolution adopted by the majority of the total number of authorized directors.	Under English law, an extraordinary general meeting of shareholders may be called by:

• the board of directors;

• if there are not sufficient directors within the U.K. to call a general meeting, any director or member of the company; or

• shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at general meetings.

“Extraordinary resolutions” are relatively unusual and are confined to matters out of the ordinary course of business, such as the variation of rights attached to any class of shares in a company.

“Special resolutions” generally involve proposals to change the name of the company or amend its memorandum or articles of association.

All other proposals relating to the ordinary course of the company’s business, such as the election of directors, increasing the authorized share capital, granting directors authority to allot shares and, if required, transactions such as mergers, acquisitions and disposals, are the subject of an “ordinary resolution.”

	Lynx	Solexa

Notice of Stockholder Meetings	Under Delaware law and Lynx’s bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.	The notice requirements for an ordinary resolution, an extraordinary resolution and a special resolution are as follows:

• ordinary resolution — 14 clear days’ notice;

• extraordinary resolution — 14 clear days’ notice; and

• special resolution — 21 clear days’ notice.

Notwithstanding the foregoing notice requirements, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. In addition, certain matters (such as the removal of directors) require special notice, which is 28 clear days’ notice.

In addition, general meetings may be called upon shorter notice if:

• in the case of an annual general meeting, all the shareholders who are permitted to attend and vote agree to the shorter notice period; or

• in the case of an extraordinary general meeting, a majority in number of the shareholders and shareholders holding at least 95% by nominal value of the shares which can be voted at the meeting so agree.

(See also Special Meeting of Stockholders above).

Delivery and Notice Requirements of Stockholder Nominations and Proposals	Lynx’s bylaws provide that for a stockholder proposal to be brought properly before an annual meeting, the stockholder must notify the corporate secretary of Lynx not less than 120 days in advance of the date of Lynx’s proxy statement is released to stockholders in connection with the previous year’s annual meeting of stockholders. However, in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, then notice must be received a reasonable time before the solicitation is made.	(See Special Meetings of Stockholder and Notice of Stockholder Meetings above)

Lynx	Solexa

Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by the regulations promulgated under the Exchange Act. The notice must specify certain information as set forth in Lynx’s bylaws.

Lynx’s bylaws further provide that nomination of persons for election to Lynx’s board of directors may be made at a meeting of stockholders by or at the direction of the board of directors or by any stockholder of Lynx entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in the preceding paragraph and specifies certain information as set forth in Lynx’s bylaws.

Proxy	Under Delaware law and pursuant to Lynx’s bylaws, at any meeting of the stockholders of Lynx, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.	Under Solexa’s articles of association, an instrument appointing a proxy must be in writing and must be signed by the appointer, or his attorney or, if a corporation, by an officer or attorney duly authorized. The proxy instrument must be deposited at the company’s registered office not less than 48 hours before a poll.

Under Solexa’s articles of association, a proxy can vote both on a poll and on a show of hands.

Preemptive rights	Under Delaware law, absent express provision in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Lynx’s certificate of incorporation does not provide that stockholders possess any preemptive right to subscribe to additional issuances of its capital stock.	Under English law the directors of a company can only allot shares with the prior authorization of the shareholders. This authorization can only be granted for up to a maximum of five years at a time. The directors can only be authorized to allot shares up to the maximum authorized share capital of the company.

Under the Companies Act, the issue for cash of:

• equity securities, being those which, with respect to dividends or capital, carry a right to participate beyond a specified amount; or

• rights to subscribe for, or convert, into equity securities;

Lynx	Solexa

must be offered first to the existing equity shareholders in proportion to the respective nominal value of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting, or the articles of association provide otherwise.

Solexa’s articles of association provide, in addition, that except in the case of a transfer permitted by the articles of association, any person proposing to transfer any shares in the company shall be required, before effecting such transfer, to give notice to the company. All such shares shall by notice in writing be offered by the company to all existing members (other than the holder of the shares) to be sold to the acceptors of the offer in proportion to their existing holdings of shares.

Pursuant to the shareholders’ agreement, each Solexa shareholder undertakes to procure that without the prior written consent of the holders of at least 66% of the B preferred and A ordinary shares taken together, Solexa shall not, inter alia, allot or issue any share capital.

Dividends	Under Delaware law, a corporation may pay dividends out of surplus or net profits for the current or preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation’s outstanding stock of all classes having a preference upon distribution of assets.

Lynx has never paid cash dividends on its common stock.	An English company may pay dividends on its ordinary shares, subject to the prior rights of holders of preferred shares, only out of its distributable profits, broadly defined as accumulated, realized profits less accumulated, realized losses, and not out of share capital, which includes share premiums, which are equal to the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares. Amounts credited to the share premium account, however, may be used to pay up unissued shares which may then be distributed to shareholders in proportion to their holdings as bonus shares.

Solexa’s articles of association provides for B preferred shareholders to be paid a fixed dividend in priority to A ordinary shareholders and ordinary shareholders at a rate of eight percent per annum and for any unpaid B preferred dividend to accrue.

Lynx	Solexa

After provision has been made for the B preferred shareholder dividends to be paid in each financial year, Solexa’s articles of association provide for A ordinary shareholders to be paid a dividend of eight percent per annum in priority to the ordinary shareholders and for any unpaid A ordinary shareholder dividend to accrue.

Solexa’s articles of association provide for the ordinary shareholders to be paid a dividend after the necessary provisions have been made for the B preferred and A ordinary shareholders if the directors resolve to do so.

In addition to the above, pursuant to the shareholders’ agreement each of Solexa’s shareholders undertakes to procure that without the prior written consent of the holders of at least 66% of the B preferred and A ordinary shares (taken together) Solexa shall not, inter alia, propose or make any dividend.

To date, Solexa has not paid cash dividends on its outstanding share capital and does not intend to pay cash dividends in the foreseeable future.

Liability of Director and Officer	Delaware law permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

• any breach of the director’s duty of loyalty to the corporation or its stockholders;

• acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

• intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

• any transaction from which the director derives an improper personal benefit.	English law does not permit a company to exempt any director, officer of the company or any person employed by the company as an auditor, from any liability arising from negligence, default, breach of duty or breach of trust against the company.

Lynx	Solexa

Lynx’s certificate of incorporation provides a director shall not be liable to Lynx or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Indemnification of Directors and Officers	Lynx’s bylaws provide that Lynx shall indemnify its directors and executive officers to the fullest extent not prohibited by Delaware law or other applicable law, though the extent of indemnification may be modified through individual contracts. Lynx shall not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors, or (iii) such indemnification is provided by Lynx, in its sole discretion, pursuant to Delaware law.

Lynx’s bylaws provide that Lynx may indemnify its other officers, employees and agents as set forth in Delaware law.

Expenses incurred by directors and executive officers in connection with proceedings shall be paid by Lynx as incurred and before final disposition of the proceedings upon receipt of an undertaking by or on behalf of such person to repay the amount if it is determined ultimately that such person is not entitled to be indemnified by Lynx. No advance of expenses shall be made to an executive officer if the board of directors reasonably and promptly determines that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of Lynx.
Delaware law and Lynx’s bylaws provide that Lynx has the power to purchase insurance on behalf of any person required or permitted to be indemnified pursuant to the bylaws.	English law does not permit a company to indemnify:

• a director or officer of the company; or

• any person employed by the company as an auditor;

against any liability arising from negligence, default, breach of duty or breach of trust against the company, except that indemnification is allowed for liabilities incurred in proceedings in which:

• judgment is entered in favor of the director or officer, or the director or officer is acquitted; or

• the director or officer is held liable, but the court finds that he/she acted honestly and reasonably and that relief should be granted.

The Companies Act enables companies to purchase and maintain insurance for directors and officers against liabilities arising from negligence, default, breach of duty or breach of trust against the company.

Solexa’s articles of association do provide that:

• every director, auditor, secretary or other officer of the company shall be indemnified against all liability incurred in the execution of his duties; and

• the company may purchase insurance against any such liability.

See also Liability of Directors and Officers above.

Lynx	Solexa

Voting Rights	Delaware law and Lynx’s bylaws provide that each stockholder is entitled to one vote for each share of capital stock held by such stockholder.	Under English law, unless the articles of association provide otherwise, a shareholder entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds; provided, however, that any group of five ordinary shareholders (or a lesser number if provided in the articles of association) and any shareholder representing at least 10% of the total voting rights (or a lower percentage if provided in the articles of association) has the statutory right to demand a vote by a poll, which means that each ordinary shareholder would be entitled to one vote for each ordinary share held by the shareholder.

Solexa’s articles of association provide that the following, present in person or by proxy and entitled to vote, may demand a poll (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll): (a) the chairman of a meeting, (b) any shareholder, (c) shareholders representing at least 1/10 of the total voting rights of all shareholders having a right to vote at the meeting, or (d) shareholders holding shares conferring a right to vote at the meeting and for which an aggregate sum has been paid up equal to at least 1/10 of the total sum paid up on all the shares conferring such right.

Under English law, the voting rights of shareholders are regulated by a company’s articles of association. In addition, ordinary resolutions may, if a poll is not demanded, be decided on a show of hands and must be approved by at least a majority of the shareholders present and voting at a meeting. If a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting. Both special and extraordinary resolutions require the affirmative vote of at least 75% of the votes cast at the meeting. Proxies may vote on a poll vote.

Lynx	Solexa

Solexa’s articles of association further provide that:

• Every B preferred shareholder present in person or proxy (or if a corporation by duly authorized representative or proxy) shall have;

  • one vote on a show of hands; and

  • on a poll, every B preferred shareholder present shall have one vote for each ordinary share into which the B preferred shares held by such holder are convertible in accordance with Article 2.2(d) of Solexa’s articles of association.

• Every A ordinary shareholder present in person or by proxy (or if a corporation by duly authorized representative or proxy) shall have;

  • one vote on a show of hands; and

  • on a poll, one vote for each A ordinary share held by him; and

• Every holder of ordinary shares present in person or by proxy (or if a corporation by duly authorized representative or by proxy) shall have;

  • one vote on a show of hands; and

  • on a poll, one vote for each ordinary share held by him.

Solexa’s articles of association specify a quorum of two shareholders, present in person or by proxy or represented by a duly authorized representative and entitled to vote.

Solexa’s shareholders’ agreement restricts the shareholders’ voting rights by providing that, without a written consent from at least 66% of the B preferred and A ordinary shareholders (taken together), the shareholders will exercise their voting rights to procure that the company does not effect or propose certain matters.

Lynx	Solexa

Appraisal Rights	Delaware law provides that stockholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares.

Unless a corporation’s certificate of incorporation provide otherwise, dissenters do not have rights of appraisal with respect to a merger or consolidation by a corporation, if the shares of the corporation are either:

• listed on a national securities exchange;

• designated as a national market system security on an interdealer quotation system by the NASD; or

• held by at least 2,000 stockholders of record;

unless the stockholders receive in exchange for their shares anything other than cash in lieu of fractional shares, shares of the surviving corporation, shares of any other corporation that are publicly listed or held by more than 2,000 stockholders, or a combination of the foregoing.

Stockholders of a corporation surviving a merger do not have appraisal rights if no vote of the stockholders of the surviving corporation is required to approve the merger.

Appraisal rights are not available to Lynx stockholders with respect to the transaction.	Under English law, shareholders do not generally have appraisal rights, as the concept is understood under Delaware law, and Solexa’s articles of association do not contain any appraisal rights.

Under a scheme of reconstruction under Section 110 of the Insolvency Act 1986 of England and Wales, a shareholder can require the liquidator to abstain from carrying the reconstruction resolution into effect, or to purchase such shareholder’s interest at a price agreed or determined by arbitration.

Additionally, any shareholder who complains that the affairs of the company are being conducted, or that the directors’ powers are being exercised, in a manner unfairly prejudicial to such shareholder or some part of the shareholders (including such shareholder), or in disregard of such shareholder’s proper interests as a shareholder, may apply to the High Court in England for relief. If the High Court finds the complaint to be justified, it may exercise its discretion as to the appropriate remedy, which may include an order for the purchase of the shares on such terms, including as to price, as the High Court may determine.

Under the Companies Act, a group of shareholders may be able to bring a derivative action in the name of the company against other shareholders if they consider that wrongdoing has occurred against the company.

Certain Business Combination Restrictions	Delaware law provides that if a person acquires 15% or more of the voting stock of a Delaware corporation such person is an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock. The statute contains certain exceptions to this prohibition. If, for	Under the Companies Act, the company must obtain prior shareholder consent to any transaction of substantial value between the company and any director or person connected with any director.

Pursuant to the shareholders’ agreement, each Solexa shareholder undertakes to procure that without the prior written consent of the holders of at least 66% of

Lynx	Solexa

example, the board of directors approves the acquisition of stock or the transaction prior to the time that the person becomes an interested stockholder, or if the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or if the transaction is approved by the board of directors and by the affirmative vote at a meeting of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder, then the three year prohibition concerning a business combination is not applicable.

A Delaware corporation can elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Lynx has not made that election.	the B preferred and A ordinary shares taken together, Solexa shall not, inter alia, acquire or dispose of the whole or part of the undertaking of another person or of Solexa, or negotiate the disposal of shares in Solexa, except when such a disposal is a company building merger as such term is described in Company Building Merger below.

Stock Class Rights	Under Delaware law, any change to the rights of holders of the shares of common stock of Lynx would require an amendment to Lynx’s certificate of incorporation.

Delaware law provides that the holders of shares of a class or series shall be entitled to vote as a class upon a proposed amendment if the amendment will increase or decrease the authorized shares of the class or series; increase or decrease the par value of the shares of the class or series; alter or change the powers, preferences or special rights of the shares of the class or series so as to affect them adversely.
Under Lynx’s certificate of incorporation, Lynx has the right to issue shares of common stock as well as shares of preferred stock.

The shares of authorized common stock shall be identical in all respects and have equal rights and privileges. Without action by the stockholders, such shares of common stock may be issued by Lynx	Solexa’s shareholders’ agreement provides that without a written consent from at least 66% of the B preferred and A ordinary shareholders (taken together) the shareholders will exercise their voting rights to procure that the company does not effect or propose certain matters.

(See also Amendment of Governing Instruments above in relation to the need for class consent in certain circumstances.)

	Lynx	Solexa

from time to time for such consideration as may be fixed by the board of directors; provided, however, that such consideration shall not be less than par value. Any and all shares so issued, the full consideration for which has been paid or delivered, shall be deemed fully paid stock non-assessable.

The board of directors shall have the authority to issue the shares of the preferred stock from time to time on such terms and conditions as it may determine, and to divide the preferred stock into one or more classes or series and in connection with the creation of any such class or series to fix by the resolution or resolutions providing for the issue of shares thereof the designations, powers, preferences and relative participating, optional or other special rights of such class or series, and the qualifications, limitations, or restrictions thereof, to the full extent now or hereafter permitted by law. The number of authorized shares of preferred stock may be increased or decreased (but not below the number then outstanding) by the affirmative vote of the holders of a majority of the common stock.

Rights of Purchase and Redemption	Under Delaware law, any corporation may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption, provided that if a corporation redeems its stock, immediately following any such redemption, the corporation must have outstanding one or more shares of one or more classes which shares together must have full voting power.	Under English law, a company may issue redeemable shares if authorized by its articles of association, subject to any conditions stated therein.

However, at any time, a corporation may purchase or redeem any of its shares which are entitled upon any distribution of assets to a preference over another class of its stock if these shares will be retired upon acquisition or redemption, thereby reducing the capital of the corporation.

The NASDAQ requires that publicity be	A company may purchase its own shares, including any redeemable shares, if the purchase is authorized by its memorandum and articles of association and has been approved by a special resolution.
A company may redeem or repurchase shares only if the shares are fully paid and if any payment in respect of the redemption is otherwise than out of

Lynx	Solexa

given and prior notice be sent to the NASDAQ of any material information which would reasonably be expected to affect the value of the securities or influence investors decisions, such as redemption of the securities. The NASDAQ rules provide that upon receipt of such notice trading may be suspended.	distributable profits or the proceeds of a fresh issue of shares.

Solexa’s articles of association authorize the issue of redeemable shares, subject to the Companies Act and with the sanction of a special resolution, and the purchase of its own shares, subject to and in accordance with the Companies Act and to any rights conferred on the holders of any class of shares.

Pursuant to the shareholders’ agreement each of Solexa’s shareholders undertakes to procure that without the prior written consent of the holders of at least 66% of the B preferred and A ordinary shares (taken together) Solexa shall not, inter alia redeem any shares.

Stockholder Vote on Certain Transactions	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

• the approval of the board of directors; and

• approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Lynx’s certificate of incorporation does not require a vote of a larger portion of the stock.

Under the rules of the NASDAQ, acquisitions involving the following require shareholder approval:

• any director, officer or substantial shareholder of the issuer has a five percent or greater interest (or such persons collectively have a 10% or greater interest), in the company or assets to be	The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

• the approval at a special meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

• the approval of the court.

Solexa’s shareholders’ agreement provides that without a written consent from at least 66% of the B preferred and A ordinary shareholders (taken together) the shareholders will exercise their voting rights to procure that the company does not effect or propose certain matters.

Lynx	Solexa

acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of five percent or more; or

• where, due to the issuance of additional shares of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash:

 • the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities; or

• the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such stock or securities.

Right of Inspection	Delaware law allows any stockholder to inspect the corporation’s stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts of those materials during normal business hours; provided, however, that, the stockholder makes a written request under oath stating the purpose of such stockholder’s inspection, and the inspection is for a purpose reasonably related to the person’s interest as a stockholder.

Lynx’s bylaws provide that as long as there are 100 or more holders of record of Lynx shares, the board of directors shall cause an annual report to be sent to each stockholder not later than 120 days after the close of Lynx’s fiscal year and at least 15 days prior to the next annual meeting of stockholders.	Except when disclosed under the provisions of the Companies Act, the register, index of names of shareholders and certain other registers of an English company may be inspected during business hours:

• without payment, by its shareholders; or

• for a small fee by any other person.

In such cases, the documents may be copied for a small fee.

Standard of Conduct for Directors	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well- informed basis and in a manner they	Under English law, a director has a fiduciary duty to act in a company’s best interest. This duty includes obligations:

• not to create an actual or potential conflict between the director’s duty to the company and duties to any other person or the director’s personal interests; and

Lynx	Solexa

reasonably believe to be in the best interest of the stockholders.	• to exercise the director’s powers only in accordance with the memorandum and articles of association of the company. In addition, a director must exercise reasonable care and skill.

Stockholder Suits	Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

• state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

• allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

• state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.	While English law only permits a shareholder to initiate a derivative action on behalf of the company in limited circumstances, the Companies Act permits a shareholder whose name is on the register of shareholders of the company to apply for a court order:

• when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

• when any act or omission of the company is or would be so prejudicial.

A court has wide discretion in granting relief, and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company, or on behalf of other shareholders.

Anti-Takeover Measures	Under Delaware law, directors generally have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.

Nevertheless, a Delaware court will generally apply a policy of judicial deference to board of directors’ decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

• they had reasonable grounds for believing that there was a danger to corporate	Under English law, directors of a company have a fiduciary duty to take only those actions which are in the interests of the company. Generally, anti-takeover measures are not actions which fall within this category.

Pursuant to the shareholders’ agreement each of Solexa’s shareholders undertakes to procure that without the prior written consent of the holders of at least 66% of the B preferred and A ordinary shares (taken together) Solexa shall not, inter alia, acquire or dispose of the whole or part of any undertaking or merge nor propose to

	Lynx	Solexa

	policy and effectiveness from an acquisition proposal; and • the board action taken was reasonable in relation to the threat posed.	do so other than in specific circumstances.

Disclosure of Interests	Acquirors of common stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than five percent of the outstanding common stock of Lynx must, within ten days after such acquisition file a Schedule 13 with the SEC disclosing specified information.	All companies registered in England and Wales are required to maintain a register of directors’ interests which can be inspected during business hours at the company’s registered office by any member (without payment) and by any member of the public for a small fee.

Directors’ other directorships must be disclosed in the annual return.

Limitations On Enforceability Of Civil Liabilities Under U.S. Federal Securities Laws	Lynx is a U.S. company incorporated under the laws of Delaware. U.S. investors generally can initiate lawsuits in the United States against Lynx and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in U.S. courts.

Directors and officers of Lynx are governed by rules under the Exchange Act that may require directors and officers to forfeit to Lynx any “short swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of Lynx equity securities.	Solexa is an English company located in the United Kingdom. Most of the officers of Solexa are residents of the United Kingdom and not the United States. A large portion of the assets of Solexa and its directors and officers are located outside of the United States. As a result, U.S. investors may find it difficult, in a lawsuit based on the civil liability provisions of the U.S. federal securities laws, to:

• effect service within the United States upon Solexa and the directors and officers of Solexa located outside the United States;

• enforce in U.S. courts or outside the United States judgments obtained against those persons in U.S. courts;

• enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States; and

• enforce against those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

Reporting	Under the Exchange Act proxy rules, Lynx must comply with notice and disclosure	As a foreign private limited company, Solexa is not subject to the Exchange Act

	Lynx	Solexa

requirements relating to the solicitation of proxies for stockholder meetings.

As a U.S. public company, Lynx must file with the SEC, among other reports and notices:

• an annual report on Form 10-K within 90 days after the end of each fiscal year;

• quarterly reports on Form 10-Q within 45 days after the end of each of the first three fiscal quarters of each year; and

• current reports on Form 8-K within 4 business days after the occurrence of important corporate events.	proxy rules. However, Solexa is governed by the Companies Act.

Under English law, Solexa must deliver, inter alia, the following documents to Companies House for filing by the registrar of companies for England and Wales:

• annual accounts and report, ten months after the end of the relevant accounting period;

• an annual return, within 28 days after the date to which it is made up;

• forms 288 noting the resignation and appointment of directors and secretary, within 14 days of the date of the change;

• auditors’ notice of resignation, within 14 days of the company’s receipt of such notice;

• copies of all special and extraordinary resolutions passed by the company, within 15 days of the date the resolution was passed;

• a form 123 on any increase in the share capital of the company; and

• a form 88(2) on the allotment of shares in the capital of the company.

Return of Assets	Lynx currently only has common stock outstanding. In the event of dissolution, liquidation or winding up of Lynx, the holders of Lynx common stock are entitled to share ratably in the assets of Lynx legally available for distribution to Lynx’s stockholders.	Solexa’s articles of association provide that on a return of assets and in specified circumstances, the holders of B preferred shares shall be entitled to be paid out of the surplus assets of Solexa remaining after payment of its liabilities, an amount equal to the greater of 1.5 times the subscription price paid for each B preferred shares and the amount to be received if the B preferred shares were converted into ordinary shares at the then current B preferred conversion rate (in each case plus any arrears of dividends). Thereafter, the holders of A ordinary shares would be entitled in priority to the holders of ordinary shares to be paid an amount equal to the greater of the subscription price paid

	Lynx	Solexa

for each of the A ordinary shares and the amount that they would receive if they converted their shares into ordinary shares on a one to one basis (in each case plus any arrears of dividends). Thereafter, the holders of ordinary shares shall be entitled to be paid either in proportion to the amount paid up on subscription or, if the B preferred shares and A ordinary shares have been converted into ordinary shares, then on a pro-rata basis between all the ordinary shares.

Company Building Merger	There are no equivalent provisions under Lynx’s certificate of incorporation and bylaws.	Upon a company building merger, whereby the shareholders of Solexa would receive at least 40% of the nominal share capital and at least 40% of the voting control in the surviving or succeeding entity, then firstly, at the election of at least 66% of the holders of B preferred shares, the holders of B preferred shares shall either receive such number of securities in the surviving entity as is determined by multiplying the subscription price paid for the B preferred shares plus arrears of dividends accrued on or after January 1, 2005 by the number of outstanding B preferred shares and by 1.25 and dividing the result by the per share price of the equity securities issued in such company building merger, or have their B preferred shares converted into such number of ordinary shares equal to the B preferred conversion rate multiplied by 1.25. Thereafter, at the election of 51% of the A ordinary shareholders, the holders of A ordinary shares shall either receive such number of securities in the surviving entity as is determined by multiplying the subscription price paid for the A ordinary shares plus arrears of dividends accrued on or after January 1, 2005 by the number of outstanding A ordinary shares and dividing the result by the per share price of the equity securities issued in such company building merger, or have their A ordinary shares converted into ordinary shares at a rate of one ordinary share per each A ordinary shares held. Thereafter, the remaining equity securities of the surviving entity shall be distributed to the ordinary shareholders pro-rata.

	Lynx	Solexa

Conversion	Holders of Lynx common stock do not have conversion rights under Lynx’s certificate of incorporation and bylaws.	Solexa’s articles of association provide that the holders of the B preferred shares and A ordinary shares shall have certain rights as regards conversion. The holders of B preferred shares and A ordinary shares have provided an undertaking in the company support agreement not to convert such shares into ordinary shares.

Shareholder Redemption of Shares	Holders of Lynx common stock do not have redemption rights under Lynx’s certificate of incorporation and bylaws.	As regards redemption, on or after July 31, 2010 or in the event of any repudiatory breach by Solexa of the articles of association and/or shareholders’ agreement, any holder of B preferred shares may request in writing that the company redeem such shares for either a cash amount equivalent to the greater of either the subscription paid by that shareholder or the fair value of the B preferred shares being redeemed, in either case plus arrears of dividends.

Compulsory Transfer of Shares	There are no equivalent provisions under the Delaware law or in Lynx’s certificate of incorporation and bylaws.	Solexa’s articles of association provide that a Solexa shareholder’s shares can be compulsorily transferred in accordance with the pre-emption on transfer procedure described in Pre-emptive Rights above in the following circumstances:

• if another person becomes entitled to an individual shareholder’s shares due to bankruptcy;

• in respect of a corporate shareholder, if a liquidator, administrator or administrative receiver is appointed over it or a material part of its assets;

• if a share remains registered in the name of a deceased shareholder for longer than one year after the shareholder’s death;

• in respect of a corporate shareholder, if there is a change of control of the shareholder and if required by the directors; or

• if a drag-along right occurs. See Enforced Participation in a Sale of Shares to a Third Party below.

In addition to the above circumstances, a

	Lynx	Solexa

director or employee of or consultant to Solexa (with specific limited exceptions) who ceases to hold that position or a former director or employee of or consultant to Solexa who acquires shares after the termination of his employment by way of exercise of options acquired during the period of his employment will be required to sell his shares.

Voluntary Participation in a Sale of Shares to a Third Party	There are no equivalent provisions under Lynx’s certificate of incorporation and bylaws.	Solexa’s articles of association provide that in the event that a shareholder is proposing to transfer more than 10% in nominal amount of the ordinary shares held by that shareholder or any B preferred or A ordinary shares (other than in circumstances where a transfer notice has been given in accordance with the articles of association and the transferor is permitted to transfer some or all of his shares to a third party), then, as a condition to the transfer of such shares, such purchaser shall offer to buy an equivalent proportion from certain specific other shareholders depending on the class of shares being transferred.

Enforced Participation in a Sale of Shares to a Third Party	There are no equivalent provisions under Lynx’s certificate of incorporation and bylaws.	If the holders of at least 66% of the B preferred and A ordinary shareholders (taken together as one class) intend to sell their shares to a purchaser who has made a bona fide offer at arm’s length terms for the entire issued share capital, then Solexa must give notice to all other shareholders that their shares are to be compulsorily purchased on the same terms as those offered to the 66% of B preferred and A ordinary shareholders and the other shareholders must sell their shares on those same terms.
Under the Companies Act, where an offeror has acquired, or contracted to acquire no less than 90% in nominal value of the shares or class of shares to which the offer relates, they can seek to compulsorily acquire all the remaining shares of the relevant class.

Anti-Dilution Provisions	There are no equivalent provisions under Lynx’s certificate of incorporation and bylaws.	In the event that Solexa shall issue any additional shares without consideration or for a consideration, per share, less than the B preferred conversion price in effect on the date of such issue, then the B Preferred conversion price shall be

	Lynx	Solexa

adjusted in accordance with a specified formula.

Access to Financial Information	See “Rights of Inspection” above.	Under the shareholders’ agreement, Solexa agrees to prepare monthly management accounts. Each of the holders of B preferred shares and A ordinary shares, and the directors appointed by them, are entitled to examine the books and accounts of Solexa upon reasonable notice.

Certain other Restrictions on Share Transfers	Holders of Lynx common stock are not currently subject to any restrictions on share transfers under Lynx’s certificate of incorporation and bylaws. However, Lynx’s bylaws provide that Lynx shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of Lynx to restrict the transfer of shares of stock of Lynx of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.	The shareholders’ agreement provides that those shareholders who held their shares prior to July 30, 2004 will not agree to any transfer, mortgage, charge or other disposal of the whole or part of their individual interest in, or grant any options or other rights over, any shares except (i) with the written consent of at least 66% of the B preferred and A ordinary shareholders (taken together as one class); or (ii) where required to do so by Solexa’s articles of association or the shareholders’ agreement.

In addition to the above, the shareholders who held their shares prior to July 30, 2004 agree that they will not effect any such disposal to any person who is not a party to the shareholders’ agreement without first obtaining an undertaking from the transferee to be bound by the terms of the shareholders’ agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined financial statements give effect to the proposed transaction between Solexa and Lynx. Because Solexa’s shareholders will own approximately 80% of the shares of Lynx common stock after the acquisition, Solexa’s designees to the combined company’s board of directors will represent a majority of the combined company’s directors and Solexa’s senior management will represent a majority of the senior management of the combined company, Solexa is deemed to be the acquiring company for accounting purposes. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of Lynx, while the historical results of Solexa are reflected in the results of the combined company. The transaction will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Lynx that exist as of the date of completion of the transaction.

      The unaudited pro forma condensed combined balance sheet as of September 30, 2004 gives effect to the proposed transaction as if it occurred on September 30, 2004 and combines the historical balance sheets of Solexa and Lynx at September 30, 2004. The Solexa balance sheet information was derived from its unaudited September 30, 2004 balance sheet included herein. The Lynx consolidated balance sheet information was derived from its unaudited September 30, 2004 consolidated balance sheet included in its Report on Form 10-Q for the quarter ended September 30, 2004 incorporated herein by reference.

      The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003 is presented as if the transaction was consummated on January 1, 2003 and combines the historical results of Solexa and Lynx for the year ended December 31, 2003. The historical results of Solexa were derived from its audited December 31, 2003 statement of operations included herein. The historical results of Lynx were derived from its consolidated statement of operations included in its Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 2003 incorporated herein by reference.

      The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2004 is presented as if the transaction was consummated on January 1, 2003 and combines the historical results of Solexa and Lynx for the nine months ended September 30, 2004. The historical results of Solexa were derived from its unaudited September 30, 2004 statement of operations included herein. The historical results of Lynx for the nine months ended September 30, 2004 were derived from its consolidated statement of operations included in its Report on Form 10-Q for the quarter ended September 30, 2004 incorporated herein by reference.

      The unaudited pro forma condensed combined financial statements have been prepared by Solexa and Lynx management for illustrative purposes only and are not necessarily indicative of the condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had Solexa and Lynx been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Solexa for the year ended December 31, 2003 included herein and the unaudited condensed consolidated financial statements of Solexa for the nine months ended September 30, 2004 included herein, the historical consolidated financial statements of Lynx included in its Annual Report on Form 10-K, as amended, for its year ended December 31, 2003 incorporated herein by reference and the unaudited condensed historical consolidated financial statements of Lynx included in its Form 10-Q for its quarter ended September 30, 2004 incorporated herein by reference.

      Further, the unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities resulting from integration planning, as management of Solexa and Lynx are in the process of making these assessments and estimates of these costs are not currently known. Management currently does not expect to record any significant liabilities related to integration planning or to incur significant restructuring charges as a result of the proposed transaction. Also, since the final intrinsic value associated with deferred stock compensation will be calculated at the closing date of the proposed transaction, the amount allocated to this item could change materially depending on the price of Lynx common stock or the number of Lynx unvested options outstanding as of the time of the closing of the proposed transaction.

      All intercompany balances and transactions between Solexa and Lynx, consisting primarily of a loan from Solexa to Lynx, as of the dates and for the periods of these pro forma condensed combined financial statements have been eliminated in the unaudited pro forma condensed combined financial statements. Certain reclassification adjustments have been made to conform Solexa’s historical reported balances to Lynx’s financial statement basis of presentation.

      These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Amounts preliminarily allocated to intangible assets with definite lives may change, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. In addition to the receipt of the final valuation, the impact of future integration activities, the timing of completion of the transaction and other changes in Lynx’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

OF SOLEXA LIMITED AND LYNX THERAPEUTICS, INC.
As of September 30, 2004

		Lynx	Pro Forma		Pro Forma
	Solexa	Therapeutics	Adjustments		Combined

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$12,244	$1,625	$900	a	$14,769
Restricted cash	—	73	—		73
Accounts receivable	144	733	—		877
Inventory	—	965	—		965
Other current assets	1,015	326	(13	)o	525
			(803	)j	—

Total current assets	13,403	3,722	84		17,209
Property and equipment, net	936	8,393	—		9,329
Intangible assets, net	1,887	2,327	2,400	c	4,287
			(2,327	)d
Goodwill	—	—	10,866	b	10,866
Other non-current assets	—	256	—		256
Note receivable from Lynx	2,000	—	(2,000	)o	—

	$18,226	$14,698	$9,023		$41,947

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$677	$884	$—		$1,561
Accrued compensation	136	359	—		495
Accrued professional fees	—	718	—		718
Deferred revenues	—	759	(759	)e	—
Equipment loans — current portion	21	197	—		218
Other accrued liabilities	876	94	397	j	1,354
			(13	)o

Total current liabilities	1,710	3,011	(375)		4,346
Deferred revenues	—	4,437	(1,709	)e	2,728
Note payable to Solexa	—	2,000	(2,000	)o	—
Equipment loans, less current portion	10	—	—		10
Other non-current liabilities	—	907	—		907
“B” redeemable convertible preferred shares	13,593	—	900	a	—
			(14,493	)k
Stockholders’ equity:
“A” convertible ordinary shares	19	—	(19	)k	—
Common stock	—	124,100	(124,100	)f	352
			276	g
			76	k
Ordinary shares	9	—	(9	)k	—
Additional paid-in capital	21,382	—	15,607	g	52,122
			688	h
			14,445	k
Deferred compensation	—	—	(21	)i	(21)
Accumulated other comprehensive income	2,456	17	(17	)f	2,456
Accumulated deficit	(20,953)	(119,774)	119,774	f	(20,953)

Total stockholders’ equity	2,913	4,343	26,700		33,956

	$18,226	$14,698	$9,023		$41,947

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS
OF SOLEXA LIMITED AND LYNX THERAPEUTICS, INC.
For the Year Ended December 31, 2003

		Lynx	Pro Forma		Pro Forma
	Solexa	Therapeutics	Adjustments		Combined

	(In thousands, except per share amounts)
Net revenues:
Technology access and services fees	$7	$15,840	$—		$15,847
License fees from related party	—	760	(760	)l	—
Collaborative research and other	—	1,501	—		1,501

Total revenues	7	18,101	(760)		17,348

Operating costs and expenses:
Cost of services fees and other	—	4,362	—		4,362
Research and development	5,639	12,178	405	m	18,222
General and administrative	1,087	6,773	10	i	7,870
Restructuring charge for workforce reduction	—	292	—		292

Total operating costs and expenses	6,726	23,605	415		30,746

Loss from operations	(6,719)	(5,504)	(1,175)		(13,398)
Interest income (expense), net	363	(158)	—		205
Other income (expense), net	—	(966)	—		(966)

Net loss before provision for (benefit from) income taxes and equity in net loss of related party	(6,356)	(6,628)	(1,175)		(14,159)
Provision for (benefit from) income taxes	(707)	202	—		(505)
Equity in net loss of related party	—	1,930	—		1,930

Net loss	$(5,649)	$(8,760)	$(1,175)		$(15,584)

Basic and diluted net loss per share	$(0.77)	$(1.80)			$(0.48)

Shares used in computation of basic and diluted net loss per share	7,338	4,854	27,647	q	32,501

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS
OF SOLEXA LIMITED AND LYNX THERAPEUTICS, INC.
For the Nine Months Ended September 30, 2004

		Lynx	Pro Forma		Pro Forma
	Solexa	Therapeutics	Adjustments		Combined

	(In thousands, except per share amounts)
Net revenues:
Technology access and services fees	$72	$3,948	$—		$4,020
License fees from related party	—	570	(570	)l	—
Collaborative research and other	—	117	—		117

Total revenues	72	4,635	(570)		4,137

Operating costs and expenses:
Cost of services fees and other	—	3,885	—		3,885
Research and development	4,774	7,397	304	m	12,475
General and administrative	2,122	5,387	8	i	7,389
			(128	)n
Restructuring charge for workforce reduction	—	118	—		118

Total operating costs and expenses	6,896	16,787	184		23,867

Loss from operations	(6,824)	(12,152)	(754)		(19,730)
Interest income (expense), net	226	(38)	(13	)o	188
Other income (expense), net	—	90	13	o	90

Net loss before provision for income taxes	(6,598)	(12,100)	(754)		(19,452)
Provision for income taxes	—	1	—		1

Net loss	(6,598)	(12,101)	(754)		(19,453)
Dividends on Solexa A and B shares	479	—	(479	)p	—

Net loss attributable to common stockholders	(7,077)	(12,101)	(275)		(19,453)

Basic and diluted net loss per share	$(1.08)	$(1.70)			$(0.56)

Shares used in computation of basic and diluted net loss per share	6,565	7,125	27,647	q	34,772

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

      On September 28, 2004, Solexa and Lynx announced a definitive agreement pursuant to which Lynx will issue 27.6 million shares of its common stock in exchange for all of Solexa’s outstanding “B” redeemable convertible preferred shares, “A” convertible ordinary shares and ordinary shares and may issue options to purchase 1.9 million shares of Lynx common stock in exchange for all outstanding Solexa share options, for a total of 29.5 million shares of Lynx common stock. Because Solexa shareholders will own approximately 80% of the shares of Lynx after the transaction, Solexa’s designees to the combined company’s board of directors will represent a majority of the combined company’s board of directors and Solexa’s senior management will represent a majority of the senior management of the combined company, Solexa is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States.

      As of September 30, 2004, Lynx had 7,527,538 shares of common stock outstanding. Based on the average of the closing prices for a range of trading days (September 24, 2004 through September 30, 2004, inclusive) around and including the announcement date of the proposed transaction, the fair value of the outstanding Lynx shares is $2.11 per share or approximately $15.9 million. The total preliminary estimated purchase price of $19.8 million includes the estimated fair value of the Lynx common stock of approximately $15.9 million, the estimated fair value of Lynx outstanding stock options of approximately $0.7 million, the estimated fair value of a loan from Solexa to Lynx of approximately $2.0 million and estimated direct transaction costs of approximately $1.2 million.

      The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary because the proposed transaction has not yet been completed. The actual purchase price will be based on the Lynx shares and options to purchase Lynx shares outstanding on the closing date of the transaction. The final allocation of the purchase price will be based on Lynx’s assets and liabilities on the closing date.

      The preliminary estimated total purchase price of the proposed transaction is as follows (in thousands):

Lynx common stock	$15,883
Estimated fair value of options assumed	688
Loan from Solexa to Lynx	2,000
Estimated direct transaction costs	1,200

Total preliminary estimated purchase price	$19,771

      Under the purchase method of accounting, the total preliminary estimated purchase price as shown in the table above is allocated to the Lynx net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the completion of the transaction. Management of Solexa and Lynx has allocated the preliminary estimated purchase price based on preliminary estimates based on various factors as described in the introduction to these unaudited pro forma condensed combined

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

financial statements. The allocation of the preliminary estimated purchase price, the estimated useful lives and related first-year amortization associated with certain assets is as follows (in thousands):

			Estimated
		First Year	Useful Life
	Amount	Amortization	(Years)

Preliminary estimated purchase price allocation:
Net tangible assets (net of liabilities)	$6,484	$—	—
Patents and developed core technology	2,400	405	4-10 years
Goodwill	10,866	—	—
Deferred compensation related to Lynx options	21	—	—

Total preliminary estimated purchase price	$19,771	$405

      Management evaluated Lynx’s projects currently under development and determined that no value was attributable to in-process research and development.

      Patents and developed core technology relate to all of Lynx’s products and services that have reached technological feasibility. Developed core technology represents a combination of Lynx’s processes, patents and trade secrets developed through years of experience in the development and application of novel genomics analysis solutions. This proprietary knowledge base can be leveraged by Lynx to develop new technology and improved products and manufacturing processes. Lynx expects to amortize the patents and developed core technology on a straight-line basis over estimated lives of four to ten years.

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management determines that the value of goodwill has become impaired, Lynx will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2.	Pro Forma Adjustments

      Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Lynx’s net tangible and identifiable intangible assets to a preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets and deferred stock compensation, to eliminate intercompany balances and transactions and to reflect the issuance of additional Series B redeemable convertible preferred shares by Solexa in October 2004.

      Certain reclassifications have been made to conform Solexa’s historical reported balances to Lynx’s financial statement basis of presentation.

      The unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities resulting from integration planning, as management of Solexa and Lynx are in the process of making these assessments, and estimates of these costs are not currently known. Management currently does not expect to record any significant liabilities related to integration planning as a result of the proposed transaction.

      In addition, management currently does not expect to incur significant restructuring charges upon completion of the proposed transaction for costs associated with exiting activities of Solexa.

      The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a) To reflect Solexa’s issuance of 277,778 Series B preferred shares for net proceeds of $0.9 million in October 2004

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

(b) To record the preliminary estimate of goodwill determined in the preliminary purchase price allocation

(c) To record the preliminary estimate of the fair value of patents and developed core technology determined in the preliminary purchase price allocation

(d) To eliminate the existing intangible assets of Lynx

(e) To record the fair value of Solexa’s legal performance obligations under Lynx’s existing contracts and to eliminate any remaining deferred revenue

(f) To eliminate Lynx’s historical common stock, accumulated deficit and accumulated other comprehensive income

(g) To record the estimated fair value of Lynx common stock to be issued in the transaction

(h) To record the estimated fair value of Lynx stock options

(i) To record the intrinsic value (and related amortization expense) of unvested outstanding stock options of Lynx employees

(j) To reflect Solexa’s estimated direct costs related to the proposed transaction as part of the purchase price

(k) To reflect the conversion of all outstanding Solexa shares to Lynx common stock and adjust common stock to reflect the par value of shares outstanding

(l) To eliminate amortization of deferred revenue. See entry (e)

(m) To record amortization expense associated with intangible assets resulting from the preliminary purchase price allocation

(n) To reverse amortization expense related to Lynx’s pre-transaction intangible assets

(o) To eliminate the intercompany loan from Solexa to Lynx and related interest amounts

(p) To reverse dividends on Solexa “A” and “B” shares

(q) Pro forma combined basic and diluted net loss per share is based on the weighted average shares outstanding of Lynx plus 27.6 million common shares issued in the proposed transaction

3.	Non-recurring Expenses

      Lynx will incur certain non-recurring expenses in connection with the transaction. These expenses, which are not reflected in the accompanying unaudited pro forma condensed combined financial statements, are currently estimated as follows (in thousands):

Financial advisors’ fee	$1,600
Accounting and legal fees	670
Stamp tax	575
Printing and distribution costs	200
Other	55

$3,100

CHAPTER THREE — PROPOSAL 2 FOR THE ANNUAL MEETING OF

STOCKHOLDERS

APPROVAL OF ISSUANCE OF LYNX COMMON STOCK IN CONNECTION WITH

THE PROPOSED FINANCING

General

      On October 26, 2004, Lynx’s board of directors unanimously found it to be advisable and in the best interests of Lynx to seek stockholder approval for (i) the sale, issuance or potential issuance, in connection with one or more capital raising transactions raising an aggregate consideration of not more than $10,000,000 (excluding amounts receivable by Lynx upon exercise of any warrants issued pursuant to any such capital raising transaction), of up to 10,000,000 shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt or warrants convertible into or exercisable for Lynx common stock) to investors who will likely include affiliates of certain individuals who will be appointed to Lynx’s board of directors on the first closing date, upon such terms as Lynx’s board of directors, or a committee thereof, may deem to be in the best interests of Lynx and its stockholders, and at an effective price of not less than 80% of the last closing price of the Lynx common stock as reported on the NASDAQ SmallCap Market prior to the pricing of the securities to be issued pursuant to any such capital raising transaction and (ii) the change of control, if any, of Lynx which may occur as a result of such sale, issuance or potential issuance in order to comply with the requirements of NASDAQ Marketplace Rule 4350. Any such capital raising transaction would occur, if at all, on or prior to the first closing date, but no later than 3 months after Lynx receives the Lynx stockholders’ approval of the proposal. The securities issued pursuant to any such capital raising transaction may consist of (1) shares of Lynx common stock, (2) securities convertible into or exercisable for shares of Lynx common stock, including convertible debt or warrants, or (3) “units” consisting of combinations of two or more of such securities.

      Lynx is seeking stockholder approval for the potential issuance of securities pursuant to a capital raising transaction in order to comply with the requirements of NASDAQ Marketplace Rule 4350. NASDAQ Marketplace Rule 4350(i)(1)(A) requires stockholder approval prior to the issuance of securities to officers or directors of the issuer at a price below the book or market value of the common stock. Each of the potential investors is a Solexa shareholder and is affiliated with certain individuals who will be appointed to Lynx’s board of directors on the first closing date as follows: certain entities affiliated with Abingworth Management Limited where Dr. Lloyd-Harris is an employee; certain entities affiliates with OBP Management IV L.P. are affiliated with Mr. Carthy; certain entities affiliated with Schroder Venture Managers are affiliated with Mr. Daniel; and certain entities affiliated with Amadeus Capital Partners Limited are affiliated with Dr. Hauser. Lynx is seeking stockholder approval to ensure compliance with the rule and allow participation by entities affiliated with each of Abingworth Management Limited, OBP Management IV L.P., Schroder Venture Managers and Amadeus Capital Partners Limited. For a description of the number and percent of outstanding shares of Lynx common stock that such Solexa shareholders will own following the completion of the offer as well as information regarding such Solexa shareholders’ affiliation with certain director nominees who will be appointed to Lynx’s board of directors following the first closing date, see the section entitled “Information About Solexa — Security Ownership of Certain Beneficial Owners and Management of Solexa” on page 84.

      NASDAQ Marketplace Rule 4350(i)(1)(D) requires stockholder approval prior to the sale or issuance or potential issuance of shares of common stock (or of securities convertible into or exercisable for shares of common stock) in a transaction other than a public offering (as defined by NASDAQ), where the number of shares of common stock issued or to be issued is equal to 20% or more of a company’s outstanding common stock or 20% or more of the voting power of the company outstanding before the issuance, and where the effective sale price of the common stock is less than the greater of the book or market value of the common stock. The effective price of Lynx common stock to be sold and issued in the proposed financing will be not less than 80% of the last closing price of the Lynx common stock as reported on the NASDAQ SmallCap Market prior to the pricing of such securities and, as such, the proposed financing may require stockholder consent pursuant to NASDAQ Marketplace Rule 4350(i)(1)(D).

      Lynx is also seeking stockholder approval for the potential change of control of Lynx which may occur as a result of the proposed financing in order to comply with the requirements of NASDAQ Marketplace Rule 4350(i)(1)(B). NASDAQ Marketplace Rule 4350(i)(1)(B) requires stockholder approval prior to the sale or issuance of shares of common stock (or of securities convertible into or exercisable for shares of common stock) in a transaction which results in a change of control (as defined by NASDAQ) of Lynx. At present, several of Solexa’s shareholders, who are affiliated with certain individuals who will be appointed to Lynx’s board of directors on the first closing date, have expressed preliminary interest in participating in the proposed financing. Following the completion of the offer, these shareholders will hold a substantial percentage of the outstanding shares of Lynx. If such shareholders participate in the proposed financing, one or more of such shareholders may acquire, or have the right to acquire, 20% or more of the common stock or voting power of Lynx. For a description of the potential change in control, see the section entitled “Potential Change of Control of Lynx in Connection with the Proposed Financing” on page 127.

      NASDAQ requires that any company that solicits stockholder approval for purposes of complying with the requirements of NASDAQ Marketplace Rule 4350 in connection with the potential issuance of securities where the specific terms of such securities have not been determined at the time of such solicitation, specify in the proxy statement used to solicit such stockholder approval (1) the maximum aggregate consideration that may be received by such company in connection with the potential issuance of such securities, (2) if such securities are going to be sold and issued at a price that is less than the trading price of the common stock on the date of the pricing of such securities, the maximum amount of such discount, (3) the maximum number of shares issued or issuable, (4) the purpose of the transaction and (5) the period of time during which the potential issuance of such securities may be made by such company.

      While Lynx will need to raise capital to continue to finance its operations, Lynx’s board of directors has not yet determined the specific terms of any securities that Lynx would issue in connection with the capital raising transaction. Lynx’s board of directors anticipates, however, that the terms of any such securities would be such that the issuance of such securities would be subject to NASDAQ Marketplace Rule 4350. In order to comply with NASDAQ Marketplace Rule 4350, Lynx is seeking stockholder approval for this proposal so that Lynx’s board of directors, or a committee thereof, will have the flexibility to effect the capital raising transaction at such time as they deem it to be in the best interests of Lynx and its stockholders without delays arising from the need to obtain stockholder approval at such time. Such a delay could jeopardize Lynx’s ability to maintain its business and operations.

      Approval of this proposal will, subject to the limitations set forth in the proposal, give Lynx’s board of directors, or a committee thereof, discretion to determine the amount, type and terms of securities to be issued by Lynx in the proposed financing and the identity of the investor to whom such securities will be issued. Subject to the limitations set forth in this proposal, Lynx’s board of directors, or a committee thereof, will have discretion to determine any applicable dividend or interest rates, conversion or exercise prices, voting rights, redemption prices and other terms to the proposed financing. If securities convertible into or exercisable for Lynx common stock are issued, then stockholder approval of this proposal also will constitute approval of the issuance of shares of Lynx common stock upon exercise of such securities, and no additional approval will be solicited. In no event will the number of shares of Lynx common stock issued by Lynx in connection with any and all capital raising transactions subject to this proposal and the number of shares of Lynx common stock subject to securities that are convertible into or exercisable for shares of Lynx common stock and that are issued by Lynx in connection with any and all of such capital raising transactions, exceed 10,000,000 shares of Lynx common stock in the aggregate.

      The maximum aggregate consideration that may be received by Lynx in connection with the potential issuance of securities pursuant to any and all capital raising transactions subject to this proposal shall not exceed $10,000,000 (excluding amounts receivable by Lynx upon exercise of any warrants issued pursuant to such capital raising transactions). In the event that the price of Lynx common stock to be sold and issued pursuant to any such capital raising transaction is less than the last closing price of Lynx common stock as reported by NASDAQ SmallCap Market prior to the time of issuance, the discount from such last closing price shall in no event exceed 20%. The actual discount, if any, will be determined by Lynx’s board of directors, or a committee thereof, and will depend upon market conditions and negotiations between Lynx and the investors at the time of such capital raising transaction. In the case of any securities issued pursuant to any such capital raising transaction that are convertible into or exercisable for Lynx common stock, the limitations described above in this paragraph with respect to any pricing discount will apply to the exercise price or the conversion price of any such securities. If the securities issued pursuant to any such capital raising transaction are “units” consisting of Lynx common stock or debt convertible into shares of Lynx common stock, on the one hand, and warrants exercisable for shares of Lynx common stock, on the other hand, the mere issuance of such warrants as part of such “units” will not be deemed to constitute a discount from the price of the Lynx common stock or the conversion price of such convertible debt.

      Any capital raising transaction subject to this proposal would likely result in a significant increase in the number of shares of Lynx common stock outstanding, and, as a result, current stockholders would own a smaller percentage of the outstanding Lynx common stock and, accordingly, a smaller percentage interest in the voting power, liquidation value and book value of Lynx. The sale or resale of any Lynx common stock issued pursuant to such capital raising transaction could cause the market price of the Lynx common stock to decline.

      The foregoing description of the reasons for the financing are included for informational purposes to Lynx stockholders in connection with this proxy solicitation and do not constitute an offer to sell or a solicitation of an offer to buy any securities of Lynx. Lynx cannot guarantee that any financing will be completed (or, if so, what the terms or timing may be) and, accordingly, cannot be certain that it will receive any proceeds from any potential financing. The types of securities to be sold and issued in the financing and the terms thereof, including, among other things, any applicable dividend or interest rates, conversion or exercise prices, voting rights, redemption prices, will be subject to market conditions and negotiations with investors.

Potential Change in Control of Lynx in Connection with the Proposed Financing

      NASDAQ Marketplace Rule 4350(i)(1)(B) requires stockholder approval prior to the sale or issuance of shares of common stock (or of securities convertible into or exercisable for shares of common stock) in a transaction which results in a change of control (as defined by NASDAQ) of Lynx. Under the NASDAQ rules, a change of control of Lynx will generally occur when an investor or group of investors acquires, or obtains the right to acquire, 20% or more of the common stock (or securities convertible into or exercisable for common stock) or the voting power of an issuer on a post-transaction basis.

      At present, certain entities that are affiliated with certain individuals who will be appointed to Lynx’s board of directors on the first closing date, have expressed preliminary interest in participating in the proposed financing. These entities are (i) entities affiliated with Abingworth Management Limited, which are Abingworth Bioventures II SICAV, Abingworth Bioventures II A LP, Abingworth Bioventures III A LP, Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP; (ii) entities affiliated with Amadeus Capital Partners, which are Amadeus II ‘A’, Amadeus II ‘B’, Amadeus II ‘C’, Amadeus II ‘D’ GmbH & Co KG and Amadeus II Affiliates Fund LP; (iii) entities affiliated with OBP Management IV L.P., which are Oxford Bioscience Partners IV L.P. and mRNA Fund II LP; and (iv) entities affiliated with Schroder Venture Managers Inc., which are Schroder Ventures International Life Sciences Fund II Strategic Partners L.P., Schroder Ventures International Life Sciences Fund II L.P.1, Schroder Ventures International Life Sciences Fund II L.P.2, Schroder Ventures International Life Sciences II L.P.3, Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme and SV (Nominee) Limited as Nominee to Schroder Ventures Investments Limited. While there can be no assurance that any such entity will actually participate in any such financing, Lynx is requesting that its stockholders approve the proposed financing to ensure compliance with the rule and allow participation by the foregoing entities affiliated with each of Abingworth Management Limited, OBP Management IV L.P., Schroder Venture Managers and Amadeus Capital Partners Limited. Following the completion of the offer, these Solexa shareholders will hold a substantial percentage of the outstanding shares of Lynx. If such shareholders participate in the proposed financing, one or more of such shareholders may acquire, or have the right to acquire, 20% or more of the common stock or voting power of Lynx. Accordingly, Lynx is seeking stockholder approval to ensure compliance with this aspect of NASDAQ Marketplace Rule 4350. For a description of the number and percent of outstanding shares of Lynx common stock that such shareholders will own following the consummation of the offer as well as information regarding such shareholders’ affiliation with certain individuals who will be appointed to Lynx’s board of directors following the first closing date, see the section entitled “Information About Solexa — Security Ownership of Certain Beneficial Owners and Management of Solexa” on page 84.

Use of Proceeds

      The funds that may be raised are expected to be used for general corporate purposes, more specifically, the research, development and market launch of a new instrument and biochemistry platform to be sold to customers for use in their own research laboratories.

Manner of Offering

      Lynx has not made any selling or underwriting arrangements to complete a capital raising transaction. Lynx anticipates that any securities sold and issued in a capital raising transaction would not be registered under the Securities Act, but would be accompanied by resale registration rights.

Timing

      If Lynx’s stockholders approve this proposal, the NASDAQ rules would permit Lynx to complete the capital raising transactions subject to this proposal at any time on or prior to the first closing date, but no later than 3 months after Lynx receives the Lynx stockholder approval of the proposal. Approval of proposal 1, the proposal to approve the issuance of Lynx common stock and the resulting change of control of Lynx, is not contingent on Lynx stockholder approval of this proposal 2; however, if Lynx’s stockholders do not approve proposal 1, the investors may determine in their sole discretion not to proceed with the capital raising transaction under this proposal 2, even though proposal 2 is approved by Lynx’s stockholders.

Overall Effect of the Proposal

      If the proposal is approved by the stockholders, Lynx, in compliance with the NASDAQ rules, could complete the sale or issuance of up to 10,000,000 shares of its common stock (including shares issuable upon conversion or exercise of convertible debt or warrants exercisable for or convertible into Lynx common stock) in one or more capital raising transactions at a discount to market price and to book value of the Lynx common stock, in an offering that is not a “public offering” as defined by NASDAQ and in a transaction involving investors who will likely include affiliates of certain individuals who will be appointed to Lynx’s board of directors on the first closing date that may result in a change of control of Lynx. This approval would not limit Lynx’s ability to do a public offering, as defined by NASDAQ, or to issue or sell a number of shares of Lynx common stock (including shares issuable upon conversion or exercise of convertible debt, warrants or other securities exercisable for or convertible into Lynx common stock) that is less than 20% of the outstanding shares on terms that might or might not be similar to those in this proposal.

      The issuance of Lynx’s common stock in capital raising transactions subject to this proposal is not intended to have an anti-takeover effect and is not part of a plan by management to institute anti-takeover measures. Except for the transactions contemplated by the acquisition agreement, Lynx does not have knowledge of any effort to accumulate Lynx’s securities or to obtain control of Lynx by means of a merger, tender offer, solicitation in opposition to management or otherwise.

Advantages and Disadvantages of the Proposal

      If Lynx is able to complete one or more capital raising transactions as described, it will be able to continue to operate beyond March 2005. However, issuing a large number of additional shares of Lynx common stock will dilute the percentage of Lynx common stock owned by all existing stockholders, decrease the percentage interest of all existing stockholders in the voting power, liquidation value and book value of Lynx and increase the number of voting shares necessary to meet the voting requirements imposed by state law with respect to a merger, tender offer, proxy contest or other business combination involving Lynx. Such increase in the number of voting shares would also increase the costs associated with launching or obtaining approval of any such merger, tender offer, proxy contest or other business combination involving Lynx.

Required Vote

      To be approved by the stockholders, the proposal to approve the issuance of the Lynx securities and the potential change of control must receive the affirmative votes of a majority of the votes cast, in person or by proxy, at the meeting. Abstentions and broker non-votes will have no effect.

Management and Lynx’s board of directors Recommend a Vote in Favor of Proposal 2.

CHAPTER FOUR — OTHER INFORMATION FOR

THE ANNUAL MEETING OF LYNX STOCKHOLDERS

PROPOSAL 3 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS

ELECTION OF DIRECTORS

      There are six nominees for the nine director positions presently authorized pursuant to the terms of Lynx’s bylaws. Sydney Brenner and Richard Woychik have informed Lynx’s board of directors that, for personal reasons, they do not intend to stand for re-election and their terms will expire at the Lynx annual meeting. Effective December 15, 2004, Kevin P. Corcoran resigned from his positions as the president, chief executive officer and a member of the board of directors of Lynx. Lynx’s board of directors intends to reduce the number of director positions from nine to six effective at the Lynx annual meeting.

      Proxies may not be voted for a greater number of persons than the number of nominees named. Each director shall be elected at the annual meeting of Lynx stockholders and will hold office until the next annual meeting of stockholders and until his or her successor is elected or qualified or until the director’s death, resignation or removal. Each nominee listed below is currently a director of Lynx who was previously elected by the stockholders. It is Lynx’s policy to invite all directors to attend the Annual Meeting. All Lynx’s directors except for Sydney Brenner, Richard Woychik and Leroy Hood attended the 2003 annual meeting of stockholders.

      Directors are elected by a plurality of the votes properly cast in person or by proxy. The six nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, the shares of a Lynx stockholder will be voted for the election of such substitute nominee as Lynx’s management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

Nominees

      The following is a brief biography of each nominee for director:

		Principal Occupation/
Name	Age	Position Held with Lynx

Craig C. Taylor(1)(2)(3)	54	Chairman of the board of directors
Leroy Hood, M.D., Ph.D.	66	Director
James C. Kitch(2)(3)	57	Director
Marc D. Kozin(1)(3)	43	Director
James V. Mitchell	53	Director
David C. U’Prichard, Ph.D.(1)	56	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

      Craig C. Taylor was elected Chairman of the board of directors of Lynx in December 2000, has served as a director of Lynx since March 1994 and served as Acting Chief Financial Officer from July 1994 to April 1997. He has been active in venture capital since 1977, when he joined Asset Management Company, a venture capital firm. He is a general partner of AMC Partners 89 L.P., which serves as the general partner of Asset Management Associates 1989 L.P., a private venture capital partnership. He currently serves as a director of Pharmacyclics, Inc., a biotechnology company, and several private companies.

      Leroy Hood, M.D., Ph.D., has served as a director of Lynx since May 2000. In December 1999, he founded the Institute for Systems Biology, a private nonprofit research institute, and currently serves as the

President and a director. From 1992 to 1999, he was the chair of the Molecular Biotechnology Department at the University of Washington and the William Gates III Professor of Biomedical Sciences. Dr. Hood received an M.D. from John Hopkins Medical School and a Ph.D. from the California Institute of Technology. He has been a member of the National Academy of Sciences and the American Academy of Arts and Sciences since 1982. He currently serves as a director of Paradigm Genetics, a biotechnology company.

      James C. Kitch has served as a director of Lynx since February 1993 and as Secretary of Lynx from February 1992 to December 1997. Since 1979, Mr. Kitch has been a partner at Cooley Godward LLP, a law firm, which has provided legal services to Lynx.

      Marc D. Kozin has served as a director of Lynx since July 2002. Since 1996, Mr. Kozin has served as President of the North American practice for L.E.K. Consulting LLC, a business consulting company. In this position, he leads L.E.K.’s life science strategic planning services. Mr. Kozin received a B.A. in Economics from Duke University and an M.B.A. from The Wharton School, University of Pennsylvania. He also serves as a member of the Board of Governors at New England Medical Center.

      James V. Mitchell has served as a director of Lynx since March 2003. Mr. Mitchell co-founded Meier Mitchell & Company, a company active in the venture lending area, in 1984 and sold the company in 1999. He subsequently served as President of GATX Ventures, a wholly-owned subsidiary of GATX Financial and Vice President of GATX Financial, a specialized finance and leasing company that acquired Meier Mitchell & Company, until October 2002. Mr. Mitchell received a B.A. in Economics from the University of California at Santa Barbara and an M.B.A. from The Wharton School, University of Pennsylvania.

      David C. U’Prichard, Ph.D., has served as a director of Lynx since March 2001. Dr. U’Prichard currently serves as the President of Druid Consulting LLC, a pharmaceutical and biotechnology consulting company, and as a Venture Partner at Apax Partners Ltd., a private equity fund company. From September 1999 to March 2003, he served as the Chief Executive Officer of 3-Dimensional Pharmaceuticals, Inc., a pharmaceutical company. From 1997 until 1999, he served as the President, Research and Development, for SmithKline Beecham Pharmaceuticals, a pharmaceutical company. Prior to joining SmithKline Beecham, from 1994 to 1997, Dr. U’Prichard served as International Research Director of Zeneca Pharmaceuticals, Inc., and, from 1991 to 1994, he managed research groups in the U.S. and U.K. at ICI Pharmaceuticals, Inc. and Zeneca, both of which are pharmaceutical companies. Dr. U’Prichard received a B.Sc. in Pharmacology from the University of Glasgow and a Ph.D. in Pharmacology from the University of Kansas. He currently serves as a director of Invitrogen Corp., a biotechnology company, Guilford Pharmaceuticals Corp., a pharmaceutical company and several private companies.

Management and Lynx’s board of directors Recommend a Vote in Favor of Each Named Nominee.

Appointment of Directors Following the Transaction

      The acquisition agreement provides that Lynx’s board of directors will take all actions necessary such that, on the first closing date, Lynx’s board of directors shall consist of Craig C. Taylor, Genghis Lloyd-Harris, Tom Daniel, Hermann Hauser, Mark Carthy and John West. In addition, Lynx and Solexa have agreed that Steve Allen and one or more other directors who shall be acceptable to Lynx’s board of directors and Solexa’s board of directors shall be appointed to Lynx’s board of directors on the first closing date. For details of such persons who are expected to be appointed to Lynx’s board of directors, see section entitled “Directors and Management of Lynx Following the Transaction” on page 63.

Independence of the Board of Directors

      As required under the NASDAQ Stock Market listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Lynx’s board of directors consults with Lynx’s counsel to ensure that the board of directors’ determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NASDAQ, as in effect time to time.

      Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Lynx, its senior management and its independent auditors, Lynx’s board of directors affirmatively has determined that all of Lynx’s directors are independent within the meaning of the applicable NASDAQ listing standards, except for Mr. Corcoran, Lynx’s former President and Chief Executive Officer.

Information Regarding the Board of Directors and Its Committees

      As required under new NASDAQ listing standards, Lynx’s independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, c/o Lynx Therapeutics, Inc. at 25861 Industrial Blvd., Hayward, California 94545. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation or Governance and Nominating Committee.

      Lynx’s board of directors has three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

      The Audit Committee of Lynx’s board of directors oversees Lynx’s corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on Lynx’s engagement team as required by law; reviews the financial statements to be included in Lynx’s annual report on Form 10-K and quarterly reports on Form 10-Q; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of the accounting firm’s review of Lynx’s quarterly financial statements.

      Three directors comprise the Audit Committee: Messrs. Taylor and Kozin and Dr. U’Prichard. The Audit Committee met four times during 2003. The Audit Committee has adopted an amended and restated Audit Committee charter in October 2004 that is attached as Annex E to this proxy statement/ prospectus.

      Lynx’s board of directors annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of Lynx’s Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). Lynx currently does not have an audit committee financial expert as defined in Item 401(h) of Regulation S-K. At this time, the board of directors believes that the interests of Lynx’s stockholders can be adequately served for the time being by the current members but intends to add such an expert to the board of directors once a suitable candidate can be identified and recruited.

Compensation Committee

      The Compensation Committee of Lynx’s board of directors reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of Lynx’s executive officers and other senior management; reviews and approves the compensation and other terms of employment of Lynx’s Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; and administers the Company’s stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs. The Compensation Committee also serves as the Stock Option Committee for the Lynx 1992 plan for employees of Lynx and in that capacity approves employee stock option grants.

      The Compensation Committee is currently composed of two non-employee directors: Messrs. Taylor and Kitch. The Compensation Committee acted by unanimous consent once during 2003. All members of the Compensation Committee are “independent,” as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards.

Nominating and Corporate Governance Committee

      The Nominating and Corporate Governance Committee of Lynx’s board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of Lynx (consistent with criteria approved by the board of directors), reviewing and evaluating incumbent directors, or recommending to the board of directors for selection candidates for election to the board of directors, making recommendations to the board of directors regarding the membership of the committees of the board of directors, assessing the performance of the board of directors, and developing a set of corporate governance principles for Lynx. Lynx’s Nominating and Corporate Governance Committee Charter can be found on Lynx’s website at www.lynxgen.com. Three directors comprise the Nominating and Corporate Governance Committee: Messrs. Kitch, Kozin and Taylor. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Nominating and Corporate Governance Committee was formed in October 2004.

      The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Lynx, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Lynx’s stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board of directors, the operating requirements of Lynx and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board of directors and Lynx, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors’ overall service to Lynx during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board of directors. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the board of directors by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than five percent of Lynx’s voting stock.

      The Nominating and Corporate Governance Committee will consider director candidates recommended by Lynx stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the board of directors may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, California 94545, attention: Nominating and Corporate Governance Committee at least 120 days prior to the anniversary date of the mailing of Lynx’s proxy statement for the last annual meeting of Stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of Lynx’s stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Meetings of the Board of Directors

      During the fiscal year ended December 31, 2003, Lynx’s board of directors held nine meetings. All directors except Dr. Hood and Dr. Brenner attended at least 75% of the aggregate of the meetings of the board of directors held during the period. In addition, all of the committee members, except Mr. Kozin, attended at least 75% of the aggregate of the meetings of the committees on which they served during the same period.

Stockholder Communications with the Board of Directors

      Lynx’s board of directors has adopted a formal process by which Lynx stockholders may communicate with the board or any of its directors. Lynx stockholders who wish to communicate with Lynx’s board of directors may do so by sending a letter to Corporate Secretary, Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, California 94545. All communications will be compiled by the Corporate Secretary of Lynx and submitted to the board of directors or the individual directors on a periodic basis. These communications will be reviewed by one or more employees of Lynx designated by the board of directors, who will determine whether they should be presented to the board. The purpose of the screening is to allow Lynx’s board of directors to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). The screening procedures have been approved by a majority of the independent directors of the board.

Employee Communications with the Board of Directors

      Each employee of Lynx has a responsibility to promptly report any suspected misconduct, illegal activities or fraud, including any questionable accounting, internal accounting controls, and auditing matters, or other violations of federal and state laws. To facilitate the reporting of employee complaints regarding suspected violations, the Audit Committee of Lynx’s board of directors has adopted a Whistleblower Policy and has established procedures for (i) the submission by employees of suspected violations and (ii) the receipt, retention and treatment of these complaints.

Code of Conduct

      Lynx’s written Code of Conduct applies to all of Lynx’s officers, directors and employees, including its executive officers. The Code of Conduct is available on Lynx’s website at www.lynxgen.com. If Lynx makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, Lynx will promptly disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS1

      The Audit Committee oversees Lynx’s financial reporting process on behalf of Lynx’s board of directors. Lynx’s management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements for fiscal year 2003 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

      The Audit Committee discussed with Lynx’s independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of Lynx’s accounting principles and such other matters as are required to be discussed with the Audit Committee by the Statement on Auditing Standards No. 61 (Communication With Audit Committees), as amended. In addition, the Audit Committee discussed with the independent registered public accounting firm its independence from management and Lynx. The Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussion With Audit Committees), as amended, and considered the compatibility of nonaudit services with the independent registered public accounting firm’s independence.

      The Audit Committee discussed with Lynx’s independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, its evaluations of Lynx’s internal controls and the overall quality of Lynx’s financial reporting.

      In reliance on the reviews and discussions referred to above, the Audit Committee recommended to Lynx’s board of directors, and the Board of Directors approved, that the audited financial statements be included in Lynx’s Annual Report on Form 10-K for the year ended December 31, 2003, as amended, for filing with the SEC. The Audit Committee has selected and the Board of Directors has approved, subject to stockholder ratification, Ernst & Young LLP as Lynx’s independent registered public accounting firm for the year ending December 31, 2004.

From the members of the Audit Committee:

Craig C. Taylor
Marc D. Kozin
David C. U’ Prichard, Ph.D.

      1 The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of Lynx under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

PROPOSAL 4 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS

APPROVAL OF AMENDMENT TO LYNX’S CERTIFICATE

OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT
OF LYNX COMMON STOCK

Overview

      Lynx’s board of directors has approved a proposal to amend Lynx’s certificate of incorporation to effect a reverse stock split of all outstanding shares of Lynx common stock at an exchange ratio ranging from one-to-two to one-to-four. Lynx’s board of directors has recommended that this proposal be presented to Lynx stockholders for approval. Lynx stockholders are now being asked to vote upon amendments to Lynx’s certificate of incorporation to effect this reverse stock split whereby a number of outstanding shares of Lynx common stock between and including two and four, such number consisting only of whole shares, will be combined into one share of Lynx common stock. Pending stockholder approval, Lynx’s board of directors will have the sole discretion pursuant to Section 242(c) of the DGCL to elect, as it determines to be in the best interests of Lynx and its stockholders, whether or not to effect a reverse stock split, and if so, the number of shares of Lynx common stock between and including two and four that will be combined into one share of Lynx common stock, at any time before the first anniversary of this annual meeting of stockholders. Lynx’s board of directors believes that stockholder approval of amendments granting Lynx’s board of directors this discretion, rather than approval of a specified exchange ratio, provides Lynx’s board of directors with maximum flexibility to react to then-current market conditions and, therefore, is in the best interests of Lynx and its stockholders.

      The text of the forms of proposed amendments to Lynx’s certificate of incorporation is attached to this proxy statement/ prospectus as Annex C. By approving these amendments, stockholders will approve a series of amendments to Lynx’s certificate of incorporation pursuant to which any whole number of outstanding shares between and including two and four would be combined into one share of Lynx common stock, and authorize Lynx’s board of directors to file only one such amendment, as determined by Lynx’s board of directors in the manner described herein, and to abandon each amendment not selected by Lynx’s board of directors. Lynx’s board of directors may also elect not to do any reverse split.

      If approved by Lynx’s stockholders, and following such approval, Lynx’s board of directors determines that effecting a reverse stock split is in the best interests of Lynx and its stockholders, the reverse stock split will become effective upon filing one such amendment with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by Lynx’s board of directors within the limits set forth in this proposal to be combined into one share of Lynx common stock.

      If Lynx’s board of directors elects to effect a reverse stock split following stockholder approval, the number of issued and outstanding shares of common stock would be reduced in accordance with an exchange ratio determined by Lynx’s board of directors within the limits set forth in this proposal. Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will hold the same percentage of Lynx outstanding common stock immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split. Currently, Lynx is authorized to issue up to a total of 62,000,000 shares of capital stock, consisting of 2,000,000 shares of preferred stock and 60,000,000 shares of common stock. The amendment would not change the number of total authorized shares of Lynx capital stock. Thus, immediately following the reverse stock split, the total number of authorized shares of capital stock would remain at 62,000,000, consisting of 2,000,000 shares of preferred stock and 60,000,000 shares of common stock. The par value of Lynx common stock and preferred stock would remain unchanged at $0.01 per share, as well. Based on the number of issued and outstanding shares of common stock as of January 19, 2005, a total of approximately 52,471,000 shares of common stock would be authorized but unissued and a total of approximately 2,446,000 shares of Lynx common stock would be unissued but reserved for issuance pursuant to outstanding warrants issued by Lynx, the Lynx 1992 plan and the Lynx 1998 Employee Stock Purchase Plan immediately prior to the reverse stock split, leaving approximately 50,025,000 shares of Lynx common stock unissued and not reserved, all of which are calculated without giving effect to shares of common stock to be issued in connection with the proposed offer and transaction described in proposal 1 hereof. Given the fact that the number of Lynx common shares to be issued in the proposed financing and the exchange ratio of the reverse stock split are not determinable until upon the closing of the proposed financing and the reverse stock split, Lynx cannot ascertain the exact number of shares of Lynx common stock that will be outstanding after the reverse stock split, the transaction and the proposed financing. It is estimated that a total between approximately 37,413,000 and 48,706,000 shares of Lynx common stock would be authorized but unissued after the completion of the reverse stock split, the transaction and the proposed financing, assuming the issuance of 10 million shares in the proposed financing and an exchange ratio of one-to-two and one-to-four, respectively, leaving between 35,263,000 and 47,632,000 shares of Lynx common stock unissued and not reserved, respectively. Lynx’s board of directors does not have any definite plans with regard to the authorized but unissued shares of common stock of Lynx following the reverse stock split other than in connection with the proposed transaction with Solexa as further described in proposal 1 and the proposed financing described in proposal 2 hereof. The authorized but unissued shares of common stock of Lynx following the reverse stock split may also be used for fundraising purposes through the sale and issuance of Lynx capital stock.

Reasons for the Reverse Stock Split

      Lynx’s board of directors believes that a reverse stock split may be desirable for a number of reasons. First, Lynx’s board of directors believes that a reverse stock split will allow Lynx to avoid having Lynx common stock delisted from the NASDAQ SmallCap Market as a result of the proposed transaction with Solexa. As more fully described in the section entitled “Listing of Lynx Common Stock on the NASDAQ SmallCap Market” on page 62, the NASDAQ staff has indicated to Lynx that the transaction, if completed, would constitute a “reverse merger” under the NASDAQ Marketplace Rule 4330(f). As a result, Lynx must apply for initial inclusion of its common stock for listing on the NASDAQ SmallCap Market following the transaction. In order to satisfy the NASDAQ initial listing requirements, including a $4.00 per share price minimum bid price for the 90 trading days preceding the completion of the transaction, Lynx’s board of directors has deemed it advisable to amend Lynx’s certificate of incorporation to effect a reverse stock split. Second, Lynx’s board of directors believes that a reverse stock split could improve the marketability and liquidity of Lynx common stock. Third, Lynx’s board of directors believes that a reverse stock split is desirable in order to increase Lynx common stock price in the near term while Lynx continues to progress towards achieving its business objectives.

      Lynx common stock is quoted on the NASDAQ SmallCap Market. In order for Lynx common stock to continue to be quoted on the NASDAQ SmallCap Market following the transaction, Lynx must satisfy certain initial listing standards established by NASDAQ. Among other things, if the closing bid price of Lynx common stock does not reach $4.00 per share, NASDAQ may delist Lynx common stock from trading on the NASDAQ SmallCap Market. If Lynx common stock were to be delisted, Lynx common stock would trade on the OTC Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. Such alternative markets are generally considered to be less efficient than, and not as broad as, the NASDAQ SmallCap Market.

      Lynx’s board of directors expects that a reverse stock split of Lynx common stock will increase the market price of Lynx common stock so that Lynx is in compliance with the NASDAQ minimum bid price listing standard. However, the effect of a reverse split upon the market price of Lynx common stock cannot be predicted with any certainty, and the history of similar stock split combinations for companies in like circumstances is varied. It is possible that the per share price of Lynx common stock after the reverse split will not rise in proportion to the reduction in the number of shares of Lynx common stock outstanding resulting from the reverse stock split, and there can be no assurance that the market price per post-reverse split share will either exceed or remain in excess of the $4.00 minimum bid price for a sustained period of time. The market price of Lynx common stock may be based also on other factors that may be unrelated to the number of shares outstanding, including Lynx’s future performance. In addition, there can be no assurance that Lynx will not be delisted due to a failure to meet other initial listing requirements even if the market price per post-reverse split share of Lynx common stock is in excess of $4.00. Notwithstanding the foregoing, Lynx’s board of directors believes that the proposed reverse stock split, when implemented within the proposed exchange ratio range, will result in the market price of Lynx common stock rising to the level necessary to satisfy the $4.00 minimum bid price requirement.

      Lynx’s board of directors also believes that the increased market price of Lynx common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of Lynx common stock and will encourage interest and trading in Lynx common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Lynx common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of Lynx common stock may be adversely affected by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split. Lynx’s board of directors is hopeful, however, that the anticipated higher market price will reduce, to some extent, the negative effects on the liquidity and marketability of the common stock inherent in some of the policies and practices of institutional investors and brokerage houses described above.

      Lynx’s board of directors is hopeful that the price of Lynx common stock will increase as a result of improvements in Lynx’s business. Lynx’s board of directors believes that the market price of Lynx common stock will increase to the extent Lynx is able to achieve commercial success over time. Nevertheless, Lynx’s board of directors believes that a reverse stock split is desirable because of the anticipated higher market price of Lynx common stock resulting from such action.

Board Discretion to Implement the Reverse Stock Split

      If the reverse stock split is approved by Lynx’s stockholders, it will be effected, if at all, only upon a determination by Lynx’s board of directors that a reverse stock split (with an exchange ratio determined by Lynx’s board of directors as described above) is in the best interests of Lynx and its stockholders. The determination by Lynx’s board of directors as to whether the reverse split will be effected, if at all, will be based upon certain factors, including meeting the initial listing requirements for the NASDAQ SmallCap Market, existing and expected marketability and liquidity of Lynx common stock, prevailing market conditions and the likely effect on the market price of Lynx common stock. If Lynx’s board of directors determines to effect the reverse stock split, Lynx’s board of directors will consider certain factors in selecting the specific exchange ratio, including the overall market conditions at the time and the recent trading history of Lynx common stock.

      Notwithstanding approval of the reverse stock split by the stockholders, Lynx’s board of directors may, in its sole discretion, abandon all of the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split prior to the one-year anniversary of this annual meeting of stockholders, as permitted under Section 242(c) of the DGCL. If Lynx’s board of directors fails to implement any of the reverse stock splits prior to the one-year anniversary of this annual meeting of stockholders, stockholder approval again would be required prior to implementing any reverse stock split.

Effects of the Reverse Stock Split

      After the effective date of the proposed reverse stock split, each stockholder will own a reduced number of shares of Lynx common stock. However, the proposed reverse stock split will affect all of Lynx stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Lynx, except to the extent that the reverse stock split results in any of Lynx stockholders owning a fractional share as described below. Proportionate voting rights and other rights and preferences of the holders of Lynx common stock will not be affected by the proposed reverse stock split (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of two percent of the voting power of the outstanding shares of common stock immediately prior to the reverse stock split would continue to hold two percent of the voting power of the outstanding shares of common stock immediately after the reverse stock split. The number of stockholders of record will not be affected by the proposed reverse stock split (except to the extent that any stockholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split).

      Although the proposed reverse stock split will not affect the rights of stockholders or any stockholder’s proportionate equity interest in Lynx, subject to the treatment of fractional shares, the number of authorized shares of common stock will not be reduced. This will increase significantly the ability of Lynx’s board of directors to issue authorized and unissued shares without further stockholder action. The issuance in the future of such additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of common stock. The effective increase in the number of authorized but unissued shares of common stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of Lynx’s certificate of incorporation or bylaws.

      The proposed reverse stock split will reduce the number of shares of common stock available for issuance under the Lynx 1992 plan and the 1998 Employee Stock Purchase Plan in proportion to the exchange ratio selected by Lynx’s board of directors within the limits set forth in this proposal. Lynx also has certain outstanding stock options and warrants to purchase shares of Lynx common stock. Under the terms of the outstanding stock options and warrants, the proposed reverse stock split will effect a reduction in the number of shares of common stock issuable upon exercise of such stock options and warrants in proportion to the exchange ratio of the reverse stock split and will effect a proportionate increase in the exercise price of such outstanding stock options and warrants. In connection with the proposed reverse stock split, the number of shares of common stock issuable upon exercise or conversion of outstanding stock options and warrants will be rounded to the nearest whole share and no cash payment will be made in respect of such rounding.

      If the proposed reverse stock split is implemented, it will increase the number of stockholders of Lynx who own “odd lots” of less than 100 shares of Lynx common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock.

      Lynx common stock is currently registered under Section 12(g) of the Exchange Act, and Lynx is subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Exchange Act. Subject to NASDAQ’s consent, if the proposed reverse stock split is implemented, Lynx common stock will continue to be reported on the NASDAQ SmallCap Market under the symbol “LYNX” (although NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

      The proposed reverse stock split will not affect the par value of Lynx common stock. As a result, on the effective date of the reverse stock split, the stated capital on Lynx balance sheet attributable to the common stock will be reduced in proportion to the exchange ratio selected by Lynx’s board of directors in the manner described above, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of Lynx common stock will be increased because there will be fewer shares of Lynx common stock outstanding.

Effective Date

      The proposed reverse stock split would become effective as of 5:00 p.m. Eastern Time on the date of filing of a certificate of amendment to Lynx’s certificate of incorporation with the office of the Secretary of State of the State of Delaware. Except as explained below with respect to fractional shares, on the effective date, shares of common stock issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of common stock in accordance with reverse stock split ratio determined by Lynx’s board of directors within the limits set forth in this proposal.

Payment For Fractional Shares

      No fractional shares of common stock will be issued as a result of the proposed reverse stock split. Instead, stockholders who otherwise would be entitled to receive fractional shares, upon surrender to the exchange agent of such certificates representing such fractional shares, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing sales price of Lynx common stock on the effective date as reported on the NASDAQ SmallCap Market by (ii) the number of shares of Lynx common stock held by such stockholder that would otherwise have been exchanged for such fractional share interest.

Exchange of Stock Certificates

      As soon as practicable after the effective date, stockholders will be notified that the reverse split has been effected. Lynx’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. We refer to such person as the “exchange agent” in this proposal 4. Holders of pre-reverse split shares will be asked to surrender to the exchange agent certificates representing pre-reverse split shares in exchange for certificates representing post-reverse split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Lynx. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Stockholders should not destroy any stock certificate and should not submit any certificates until requested to do so.

Accounting Consequences

      The par value per share of Lynx common stock would remain unchanged at $0.01 per share after the reverse stock split. As a result, on the effective date of the reverse split, the stated capital on Lynx’s balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of the reverse stock split, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of Lynx common stock outstanding. Lynx does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

No Appraisal Rights

      Under the DGCL, Lynx’s stockholders are not entitled to appraisal rights with respect to the proposed amendments to Lynx’s certificate of incorporation to effect the reverse stock split, and Lynx will not independently provide Lynx’s stockholders with any such rights.

Material Federal U.S. Income Tax Consequences of the Reverse Stock Split

      The following is a summary of important tax considerations of the proposed reverse stock split. It addresses only stockholders who hold the pre-reverse split shares and post-reverse split shares as capital assets. It does not purport to be complete and does not address stockholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, mutual funds, foreign stockholders, stockholders who hold the pre-reverse split shares as part of a straddle, hedge or conversion transaction or other risk reduction strategy, stockholders who hold the pre-reverse split shares as qualified small business stock within the meaning of Section 1202 of the Code, stockholders who are subject to the alternative minimum tax provisions of the Code and stockholders who acquired their pre-reverse split shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon current law, which may change, possibly even retroactively. It does not address tax considerations under state, local, foreign and other laws. Furthermore, Lynx has not obtained a ruling from the Internal Revenue Service or an opinion of legal or tax counsel with respect to the consequences of the reverse stock split. Each stockholder is advised to consult such stockholder’s tax advisor as to such stockholder’s own situation.

      The reverse stock split is intended to constitute a reorganization within the meaning of Section 368 of the Code. Assuming the reverse split qualifies as a reorganization, a stockholder generally will not recognize gain or loss on the reverse stock split, except (as discussed below) to the extent of cash, if any, received in lieu of a fractional share interest in the post-reverse split shares. The aggregate tax basis of the post-reverse split shares received will be equal to the aggregate tax basis of the pre-reverse split shares exchanged therefor (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-reverse split shares received will include the holding period of the pre-reverse split shares exchanged.

      A holder of the pre-reverse split shares who receives cash in lieu of a fractional share interest in the post-reverse split shares will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-reverse split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-reverse split shares were held for one year or less and long term if held more than one year. It is assumed for this purpose that cash will be paid in lieu of fractional shares only as a mechanical rounding off of fractions resulting from the exchange rather than separately bargained-for consideration. It is also assumed that the reverse split is not being undertaken to increase any shareholder’s proportionate ownership of Lynx.

      No gain or loss will be recognized by Lynx as a result of the reverse stock split.

Management and Lynx’s board of directors Recommend a Vote in Favor of Proposal 4.

PROPOSAL 5 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS

APPROVAL OF 2 MILLION OR 300,000 SHARE INCREASE IN SHARES ISSUABLE

UNDER THE 1992 STOCK OPTION PLAN, AS AMENDED

      In July 1992, Lynx’s board of directors adopted, and the stockholders of Lynx subsequently approved, the Lynx 1992 plan. In May 1996, Lynx’s stockholders approved an amendment to the Lynx 1992 plan extending the term of the Lynx 1992 plan until March 2006. As a result of a series of amendments, as of December 28, 2004, there were 1,071,052 shares of Lynx common stock authorized for issuance under the Lynx 1992 plan. At December 28, 2004, options covering an aggregate of 731,654 shares, less exercised and canceled shares, of Lynx common stock had been granted under the Lynx 1992 plan, and only 605 shares of Lynx common stock (plus any shares that might in the future be returned to the Lynx 1992 plan as a result of cancellations or expiration of options) remained available for future grants under the Lynx 1992 plan.

      In October 2004, the board of directors approved an amendment to the Lynx 1992 plan, subject to stockholder approval, to increase the total number of shares of Lynx common stock authorized for issuance under the Lynx 1992 plan from 1,071,052 to 3,071,052 shares if the transaction is completed and to 1,371,052 shares if the transaction is not completed. The board of directors adopted this amendment to ensure that Lynx can continue to grant stock options at levels determined appropriate by the board of directors. The amendment is necessary in order to permit Lynx to continue utilizing stock options and other equity awards as part of Lynx’s compensation strategy for all employees and consultants, including those who will join Lynx from Solexa after the transaction. The amendment will enable Lynx to continue the purposes of the Lynx 1992 plan by providing additional incentives to attract and retain qualified and competent employees after the transaction. If Lynx’s stockholders do not approve the amendment, Lynx will not have enough reserves to make grants to the new employees who will join Lynx after the transaction or to continue to make grants to its existing employees even if the transaction is not completed. In addition, the Lynx stockholder approval of proposal 5 is a condition to closing the transaction, which condition is waivable by Solexa in its sole discretion.

      During the last fiscal year, Lynx granted options under the Lynx 1992 plan: (i) to its executive officers and directors to purchase 158,750 shares of common stock at exercise prices ranging from $2.09 to $4.03 per share; and (ii) to all employees and consultants as a group (excluding executive officers) to purchase 84,000 shares of common stock at exercise prices ranging from $2.09 to $3.80 per share.

      Stockholders are requested in this proposal 5 to approve the amendment to the Lynx 1992 plan. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the amendment to the Lynx 1992 plan. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Management and Lynx’s board of directors Recommend a Vote in Favor of Proposal 5.

      The essential features of the Lynx 1992 plan are outlined below:

General

      The Lynx 1992 plan provides for the grant of both incentive and nonstatutory stock options. Incentive stock options granted under the Lynx 1992 plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. Nonstatutory stock options granted under the Lynx 1992 plan are not intended to qualify as incentive stock options under the Code. See the section entitled “Federal Income Tax Information” on page 145 for a discussion of the tax treatment of options.

Purpose

      Lynx’s board of directors adopted the Lynx 1992 plan to provide a means by which selected employees (including officers), directors and consultants of Lynx and its affiliates may be given an opportunity to purchase stock in Lynx, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of Lynx and its affiliates. All of the approximately 86 current employees, directors and consultants of Lynx and its affiliates are eligible to participate in the Lynx 1992 plan.

Administration

      Lynx’s board of directors administers the Lynx 1992 plan. Subject to the provisions of the Lynx 1992 plan, Lynx’s board of directors has the power to construe and interpret the Lynx 1992 plan and to determine the persons to whom, and the dates on which, options will be granted, the number of shares of Lynx common stock to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration and other terms of the option.

      Lynx’s board of directors has the power to delegate administration of the Lynx 1992 plan to a committee composed of one or more members of the board. In the discretion of the board of directors, a committee may consist solely of two or more outside directors in accordance with Section 162(m) of the Code or solely of two or more non-employee directors in accordance with Rule 16b-3 of the Exchange Act. The board may abolish such committee at any time and revest in the board the administration of the Lynx 1992 plan. The board has delegated administration of the Lynx 1992 plan to the Compensation Committee of the board of directors. As used herein with respect to the Lynx 1992 plan, the “board” refers to the Compensation Committee as well as to the board of directors itself.

      The regulations under Section 162(m) of the Code require that the directors who serve as members of the committee must be “outside directors.” The Lynx 1992 plan provides that, in the board’s discretion, directors serving on the committee may be “outside directors” within the meaning of Section 162(m) of the Code. This limitation would exclude from the committee directors who are (i) current employees of Lynx or an affiliate, (ii) former employees of Lynx or an affiliate receiving compensation for past services (other than benefits under a tax-qualified pension plan), (iii) current or former officers of Lynx or an affiliate, (iv) directors currently receiving direct or indirect remuneration from Lynx or an affiliate in any capacity (other than director) and (v) any other person who is otherwise considered an “outside director” for purposes of Section 162(m) of the Code. The definition of an “outside director” under Section 162(m) is generally narrower than the definition of a “non-employee director” under Rule 16b-3 of the Exchange Act.

Eligibility

      Incentive stock options may be granted under the Lynx 1992 plan only to employees (including officers) of Lynx and its affiliates. Employees (including officers), directors and consultants of both Lynx and its affiliates are eligible to receive nonstatutory stock options under the Lynx 1992 plan.

      No incentive stock option may be granted under the Lynx 1992 plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Lynx or any affiliate of Lynx, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Lynx common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year (under the Lynx 1992 plan and all other such plans of Lynx and its affiliates) may not exceed $100,000. No employee may be granted options under the Lynx 1992 plan covering more than 142,857 shares of Lynx common stock during any calendar year. This limitation is referred to as the “Section 162(m) limitation.”

Stock Subject to the Lynx 1992 plan

      Subject to this proposal 5, an aggregate of 3,071,052 shares of Lynx common stock is authorized for issuance under the Lynx 1992 plan if the transaction is completed and an aggregate of 1,371,052 shares of Lynx common stock is authorized for issuance if the transaction is not completed. If options granted under the Lynx 1992 plan expire or otherwise terminate without being exercised, the shares of Lynx common stock not acquired pursuant to such options again become available for issuance under the Lynx 1992 plan. If any common stock acquired pursuant to the exercise of an option is repurchased by Lynx under an unvested share repurchase option provided under the Lynx 1992 plan for any reason, the stock repurchased by Lynx under such repurchase option will not revert to and again become available for issuance under the Lynx 1992 plan.

Terms of Options

      The following is a description of the permissible terms of options under the Lynx 1992 plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

      Exercise Price; Payment. The exercise price of incentive stock options under the Lynx 1992 plan may not be less than the fair market value of Lynx common stock on the date of grant, and in some cases (see the section entitled “Eligibility” above on page 142), may not be less than 110% of such fair market value. The exercise price of nonstatutory options under the Lynx 1992 plan may not be less than 85% of the fair market value of Lynx common stock the date of grant. At January 19, 2005, the closing price of Lynx common stock as reported on the NASDAQ SmallCap Market was $3.38 per share.

      The exercise price of options granted under the Lynx 1992 plan must be paid either (i) in cash at the time the option is exercised or (ii) at the discretion of the board of directors at the time of grant of the option by delivery of other shares of Lynx common stock, pursuant to a deferred payment arrangement or in any other form of legal consideration acceptable to the board of directors.

      Option Exercise. Options granted under the Lynx 1992 plan may become exercisable, or vest, in cumulative increments as determined by the board of directors. Shares covered by currently outstanding options under the Lynx 1992 plan typically vest over five years during the optionholder’s employment by, or service as a director or consultant to, Lynx or an affiliate of Lynx, which we refer to collectively as “service.” Shares covered by options granted in the future under the Lynx 1992 plan may be subject to different vesting terms. The board of directors has the authority to accelerate the time during which an option may be exercised. In addition, options granted under the Lynx 1992 plan may permit exercise prior to vesting. However, any unvested shares acquired under such an early exercise arrangement will be subject to repurchase by Lynx, generally at the exercise price, should the optionholder’s service terminate before vesting. To the extent provided by the terms of an option, an optionholder may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing Lynx to withhold a portion of the stock otherwise issuable to the optionholder, by delivering already-owned stock of Lynx, or by a combination of these means.

      Term. The maximum term of options under the Lynx 1992 plan is ten years, except that in certain cases (see “Eligibility” above) the maximum term is five years. Options under the Lynx 1992 plan terminate three months after termination of the optionholder’s service with Lynx or any affiliate of Lynx, unless (a) such termination is due to the optionholder’s permanent and total disability (as defined in the Code), in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (b) the optionholder dies before the optionholder’s service has terminated or the optionholder dies within the period, if any, specified in the option agreement after the termination of the optionholder’s service for a reason other than death, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the optionholder’s death) within 12 months of the optionholder’s death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (c) the option by its terms specifically provides otherwise. An optionholder may designate who may exercise the option following the optionholder’s death. Individual options by their terms may provide for exercise within a longer period of time following termination of service. The option term generally is extended in the event that exercise of the option within these periods is prohibited. An optionholder’s option agreement may provide that if the exercise of the option following the termination of the optionholder’s service would be prohibited because of the issuance of stock would violate the registration requirements under the Securities Act, then the option will terminate on the earlier of (i) the expiration of the term of the option or (ii) three months after the termination of the optionholder’s service during which the exercise of the option would not be in violation of such registration requirements.

Adjustment Provisions

      Transactions not involving receipt of consideration, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares or change in corporate structure, may change the class(es) and number of shares of Lynx common stock subject to the Lynx 1992 plan and outstanding options. In such an event, the Lynx 1992 plan will be appropriately adjusted as to the maximum number and/or class of securities issuable under the Lynx 1992 plan, the maximum number and/or class of securities for which any one person may be granted options per calendar year pursuant to the Section 162(m) limitation, and the number and/or class of securities and the price per share in effect under each outstanding option.

Effect of Certain Corporate Events

      In the event of a sale of all or substantially all of the assets of Lynx, in the event of a certain specified type of merger, consolidation or reverse merger, or a “corporate transaction,” any surviving or acquiring corporation shall assume any options outstanding under the Lynx 1992 plan or substitute similar options for those outstanding under the Lynx 1992 plan. If any surviving or acquiring corporation elects not to assume options outstanding under the Lynx 1992 plan, or to substitute similar options, then with respect to optionholders whose service with Lynx or any of its affiliates has not terminated, the vesting shall be accelerated in full and the options will terminate if not exercised at or prior to the effective date of the corporate transaction.

      The acceleration of an option in the event of a corporate transaction may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Lynx.

Duration, Amendment and Termination

      Lynx’s board of directors may suspend or terminate the Lynx 1992 plan without stockholder approval or ratification at any time. Unless sooner terminated, the Lynx 1992 plan will terminate on March 11, 2006.

      Lynx’s board of directors may also amend the Lynx 1992 plan at any time or from time to time. However, no amendment will be effective unless approved by the stockholders of Lynx within 12 months before or after its adoption by the board of directors to the extent stockholder approval is necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 promulgated under the Exchange Act, or any NASDAQ or other securities exchange listing requirements. The board of directors may in its sole discretion submit any other amendment to the Lynx 1992 plan for stockholder approval.

Restrictions on Transfer

      The optionholder may not transfer an incentive stock option other than by will or by the laws of descent and distribution. During the lifetime of an optionholder, an incentive stock option may be exercised only by the optionholder. A nonstatutory stock option is transferable to the extent provided in the option agreement. If the option agreement for a nonstatutory stock option does not provide for transferability, then the nonstatutory stock option is not transferable except by will or by the laws of descent and distribution and is exercisable during the lifetime of the optionholder only by the optionholder. In addition, shares subject to repurchase by Lynx under an early exercise stock purchase agreement may be subject to restrictions on transfer that the board of directors deems appropriate.

Federal Income Tax Information

      Incentive Stock Options. Incentive stock options under the Lynx 1992 plan are intended to be eligible for the favorable federal income tax treatment accorded “incentive stock options” under the Code.

      There generally are no federal income tax consequences to the optionholder or Lynx by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionholder’s alternative minimum tax liability, if any.

      If an optionholder holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the optionholder upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss.

      Generally, if the optionholder disposes of the stock before the expiration of either of these holding periods, which we refer to as a “disqualifying disposition,” then at the time of disposition the optionholder will realize taxable ordinary income equal to the lesser of (i) the excess of the stock’s fair market value on the date of exercise over the exercise price, or (ii) the optionholder’s actual gain, if any, on the purchase and sale. The optionholder’s additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

      To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition, Lynx will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

      Nonstatutory Stock Options. Nonstatutory stock options granted under the Lynx 1992 plan generally have the following federal income tax consequences:

      There are no tax consequences to the optionholder or Lynx by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder normally will recognize taxable ordinary income equal to the excess, if any, of the stock’s fair market value on the date of exercise over the option exercise price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. With respect to employees, Lynx is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Lynx will generally be entitled to an income tax deduction equal to the taxable ordinary income realized by the optionholder.

      Upon disposition of the stock, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option (or vesting of the stock). Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

      Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock options, when combined with all other types of compensation received by a covered employee from Lynx, may cause this limitation to be exceeded in any particular year.

      Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation if the option is granted by a compensation committee comprised solely of “outside directors” and the plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the option is no less than the fair market value of the stock on the date of grant.

Equity Compensation Plan Information

      The following table provides certain information with respect to all of Lynx’s equity compensation plans in effect as of December 31, 2003:

Number of
	Securities to Be	Weighted-	Number of Securities
	Issued upon	Average Exercise	Remaining Available for
	Exercise of	Price of	Future Issuance Under
	Outstanding	Outstanding	Equity Compensation
	Options,	Options,	Plans (Excluding
	Warrants	Warrants	Securities Reflected in
Plan Category(1)	and Rights	and Rights	Column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders:
1992 Stock Option Plan	524,103	$39.38	208,156
1998 Employee Stock Purchase Plan	N/A	N/A	75,010

Total	524,103	$39.38	283,166

(1)	All of the equity compensation plans of Lynx that were in effect as of December 31, 2003 were adopted with the approval of Lynx’s security holders.

PROPOSAL 6 FOR THE ANNUAL MEETING OF LYNX STOCKHOLDERS

RATIFICATION OF SELECTION OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

      The Audit Committee of the Board of Directors has selected Ernst & Young LLP as Lynx’s independent registered public accounting firm for the fiscal year ending December 31, 2004 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Lynx annual meeting. Ernst & Young LLP has audited Lynx’s financial statements since Lynx’s inception in 1992. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

      Neither Lynx’s bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as Lynx’s independent registered public accounting firm. However, the Audit Committee of the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the board of directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the board of directors in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Lynx and its stockholders.

      The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted towards the tabulation of votes cast on proposals presented to stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Auditors’ Fees

      The following table represents aggregate fees billed to Lynx for fiscal years ended December 31, 2003 and December 31, 2002, by Ernst & Young LLP, Lynx’s independent registered public accounting firm (amounts in thousands).

	Fiscal Year Ended
	December 31,

	2003	2002

Audit Fees	$224,160	$186,936
Audit-Related Fees	36,500	—
Tax Fees	31,320	31,000
All Other Fees	7,144	8,456

Total Fees	$299,124	$226,392

      Audit Fees: this category includes fees for the audit of Lynx’s annual financial statements, review of the financial statements included in Lynx’s quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

      Audit-Related Fees: this category consists of assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audit or review of Lynx’s financial statements and are not reported above under “Audit Fees.”

      Tax Fees: this category consists of professional services rendered by Ernst & Young LLP for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

      All Other Fees: this category consists of fees for professional services rendered by Ernst & Young LLP in connection with research and consultations regarding a foreign joint venture and reorganization of Lynx GmbH.

      All of the fees described above were approved by the Audit Committee. The Audit Committee has determined the rendering of non-audit services by Ernst & Young LLP is compatible with maintaining their independence.

Pre-Approval Policies and Procedures

      The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Lynx’s independent registered public accounting firm, Ernst & Young LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee’s approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

Management and Lynx’s board of directors Recommend a Vote in Favor of Proposal 6.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF LYNX

      The following table sets forth certain information regarding beneficial ownership of Lynx common stock as of December 28, 2004 by: (i) each stockholder who is known by us to own beneficially more than five percent of the common stock; (ii) each executive officers named in the Summary Compensation Table on page 152, which we refer to as the “named executive officers;” (iii) each director of Lynx; and (iv) all of Lynx’s current directors and executive officers as a group.

	Beneficial Ownership(1)

	Number of		Percent of
Name of Beneficial Owner	Shares		Total

H.G. Wellington & Co., Inc.	563,864		7.5%
Suite 1702, 14 Wall Street
New York, NY 10005
Barclays Global Investors, NA	451,019		6.0%
Barclays PLC
45 Fremont St. 17th Fl.
San Francisco, CA 94105
Craig C. Taylor	75,293	(2)	1.0%
Sydney Brenner, M.B., D. Phil	52,116	(3)	*
Kevin P. Corcoran	32,998	(4)	*
Kathy A. San Roman	27,897	(5)	*
Mary J. Schramke	5,000	(6)	*
Thomas J. Vasicek, Ph.D.	19,624	(7)	*
James C. Kitch	8,652	(8)	*
Leroy Hood, M.D., Ph.D.	6,162	(9)	*
David C. U’Prichard, Ph.D.	5,191	(10)	*
James V. Mitchell	4,860	(11)	*
Marc D. Kozin	4,126	(12)	*
Richard P. Woychik, Ph.D.	—		*
All directors and officers as a group (12 persons)	241,919	(13)	3.2%

*	Less than one percent.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting or investment power with respect to securities. Information as to H.G. Wellington & Co., Inc. is based upon a report on Form 13F filed by H.G. Wellington & Co., Inc. with the SEC on August 3, 2004, which indicated that H.G. Wellington & Co., Inc. had sole voting and investment power with respect to 563,864 shares of common stock. Information as to Barclays is based upon a report on Form 13F filed by Barclays PLC with the SEC on November 12, 2004, which indicates that Barclays PLC and Barclays Global Investors, NA had sole voting and investment power with respect to 189,000 and 262,019 shares of common stock, respectively. Information as to Lynx’s directors and officers are supplied by the officers and the directors. Except as otherwise noted, and subject to community property laws where applicable, Lynx believes that each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such stockholder. Percentage of beneficial ownership is based on 7,527,538 shares of common stock outstanding as of December 28, 2004, except as otherwise noted in the footnotes. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 28, 2004, are deemed outstanding for computing the percentage of beneficial ownership of the person holding such options but are not deemed outstanding for computing the percentage of beneficial ownership of any other person.

(2)	Includes 16,606 shares of common stock, 4,403 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of December 28, 2004, and 2,270 shares of common stock issuable upon exercise of warrants held by Mr. Taylor. Also includes 52,014 shares of common stock held by Asset Management Associates 1989 L.P. Mr. Taylor, the Chairman of the board of directors of Lynx, is a general partner of AMC Partners 89, which is the general partner of Asset Management Associates 1989 L.P. Mr. Taylor shares the power to vote and control the disposition of shares held by Asset Management Associates 1989 L.P. and, therefore, may be deemed to be the beneficial owner of such shares. Mr. Taylor disclaims beneficial ownership of such shares, except to the extent of his pro-rata interest therein.

(3)	Includes 19,259 shares of common stock issuable upon exercise of stock options held by Dr. Brenner that are exercisable within 60 days of December 28, 2004.

(4)	Includes 28,355 shares of common stock issuable upon exercise of stock options held by Mr. Corcoran that are exercisable within 60 days of December 28, 2004. Mr. Corcoran resigned from his positions as the President and Chief Executive Officer of Lynx effective December 15, 2004.

(5)	Includes 27,897 shares of common stock issuable upon exercise of stock options held by Ms. San Roman that are exercisable within 60 days of December 28, 2004.

(6)	Includes 5,000 shares of common stock issuable upon exercise of stock options held by Dr. Schramke that are exercisable within 60 days of December 28, 2004.

(7)	Includes 18,898 shares of common stock issuable upon exercise of stock options held by Dr. Vasicek that are exercisable within 60 days of December 28, 2004.

(8)	Includes 2,568 shares of common stock, 5,176 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of December 28, 2004, and 908 shares of common stock issuable upon exercise of a warrant held by Mr. Kitch. Mr. Kitch holds these options for the benefit of Cooley Godward LLP. He shares the power to vote and control the disposition of such shares and, therefore, may be deemed to be the beneficial owner of such shares. Mr. Kitch disclaims beneficial ownership of such shares, except to the extent of his pro-rata interest therein.

(9)	Includes 5,177 shares of common stock issuable upon exercise of stock options held by Dr. Hood that are exercisable within 60 days of December 28, 2004.

(10)	Includes 5,177 shares of common stock issuable upon exercise of stock options held by Dr. U’Prichard that are exercisable within 60 days of December 28, 2004.

(11)	Includes 4,860 shares of common stock issuable upon exercise of stock options held by Mr. Mitchell that are exercisable within 60 days of December 28, 2004.

(12)	Includes 4,126 shares of common stock issuable upon exercise of stock options held by Mr. Kozin that are exercisable within 60 days of December 28, 2004.

(13)	Includes 110,413 shares of common stock (including shares of common stock held by entities affiliated with certain directors), 128,328 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of December 28, 2004 and 3,178 shares of common stock issuable upon exercise of warrants held by current directors and officers. See Notes 2 through 12 above.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires Lynx’s directors and executive officers, and persons who own more than 10 percent of a registered class of Lynx’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Lynx. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Lynx with copies of all Section 16(a) forms they file.

      To Lynx’s knowledge, based solely on a review of the copies of such reports furnished to Lynx and written representations that no other reports were required, during the fiscal year ended December 31 2003, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

Compensation of Directors

      Lynx does not compensate directors for service as directors. Non-employee directors are eligible to participate in the Lynx 1992 plan. Options granted to non-employee directors under the Lynx 1992 plan are discretionary and intended by Lynx not to qualify as incentive stock options under the Code.

      The following table sets forth options granted to Lynx’s directors during the last fiscal year. The exercise price is equal to the fair market value of the common stock on the last market trading day prior to the date of grant (based on the closing sales price reported on the NASDAQ SmallCap Market). As of December 28, 2004, no options had been exercised by non-employee directors under the Lynx 1992 plan.

		Number of
		Securities	Exercise
		Underlying	Price Per
		Options	Share
Name	Date of Grant	Granted (#)	($/sh)

Sydney Brenner, M.B., D. Phil	05/21/2003	1,250	$4.03
Leroy Hood, M.D., Ph.D.	05/21/2003	1,250	$4.03
James C. Kitch	05/21/2003	1,250	$4.03
Craig C. Taylor	05/21/2003	1,250	$4.03
Marc D. Kozin	05/21/2003	1,250	$4.03
James V. Mitchell	03/20/2003	5,000	$2.09
David C. U’Prichard, Ph.D.	05/21/2003	1,250	$4.03

      In June 2001, Dr. Brenner entered into a consulting agreement with Lynx. Pursuant to the agreement, Dr. Brenner performs consulting services of at least eight to 16 hours per month in consideration of his standard consulting fee. In 2003, Dr. Brenner received no consulting fees for services performed for Lynx.

Compensation of Executive Officers

      The following table sets forth certain compensation paid by Lynx during the calendar years ended December 31, 2003, 2002 and 2001, to Lynx’s (i) Chief Executive Officer and (ii) other four most highly compensated executive officers whose compensation exceeded $100,000 at December 31, 2003:

Summary Compensation Table

						Long-Term Compensation Awards
		Annual Compensation
						Restricted	Securities
				Other Annual		Stock	Underlying	All Other
		Salary	Bonus	Compensation		Awards	Options	Compensation
Name and Principal Position	Year	($)	($)	($)		($)	(#)	($)

Kevin P. Corcoran(2)	2003	$245,713	—	$750	(1)	—	40,000	—
Former President and Chief	2002	$220,544	—	$750	(1)	—	5,000	—
Executive Officer	2001	$176,654	—	$750	(1)	—	—	—
Edward C. Albini(3)	2003	$246,184	—	$750	(1)	—	30,000	—
Former Chief	2002	$221,552	—	$750	(1)	—	7,142	—
Financial Officer	2001	$205,185	—	$750	(1)	—	—	—
Jen-i Mao, Ph.D.	2003	$173,879	—	$750	(1)	—	25,000	—
Former Vice President,	2002	$179,879	—	$25,750	(1)(4)	—	2,142	—
Genetic Analysis	2001	$179,723	—	$50,750	(1)(4)	—	—	—
Kathy A. San Roman	2003	$154,619	—	$750	(1)	—	25,000	—
Vice President, Human	2002	$159,032	—	$750	(1)	—	5,000	—
Resources & Administration	2001	$157,500	—	$750	(1)	—	—	—
and Acting Chief Financial Officer
Thomas J. Vasicek, Ph.D.	2003	$216,257	—	$21,720	(1)(5)	—	25,000	—
Vice President, Business	2002	$108,416	—	$15,750	(1)(6)	—	17,142	—
Development	2001	—	—	—		—	—	—

(1)	Includes contributions of $750 made by Lynx to its 401(k) Plan on behalf of such employee.

(2)	Mr. Corcoran resigned as President and Chief Executive Officer of Lynx effective as of December 15, 2004.

(3)	Mr. Albini resigned as Chief Financial Officer of Lynx effective as of February 25, 2004.

(4)	Pursuant to Dr. Mao’s offer of employment with Lynx, $25,000 and $50,000 of her loan in the aggregate amount of $100,000 were forgiven in June 2001 and 2002, respectively. Dr. Mao resigned as Vice President, Genetic Analysis of Lynx effective as of April 15, 2004.

(5)	Includes sales commissions received by Dr. Vasicek.

(6)	Includes a sign-on bonus received by Dr. Vasicek when he joined Lynx in June 2002.

      Except as disclosed above, Lynx did not pay any compensation characterized as long-term compensation, including restricted stock awards issued at a price below fair market value or long-term incentive plan payouts, during the year ended December 31, 2003 to any of the named executive officers.

Stock Option Grants and Exercises

      Lynx grants options to its executive officers under the Lynx 1992 plan. As of January 19, 2005, options to purchase a total of 727,833 shares were outstanding under the Lynx 1992 plan, and options to purchase 2,926 shares remained available for grant thereunder.

      The following table sets forth, for each of the named executive officers, certain information regarding options granted to, exercised by and held during the fiscal year ended December 31, 2003.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	% of Total			Annual Rates of Stock
	Securities	Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term (2)
	Options	Employees	Price Per	Expiration
Name	Granted(#)	in 2003(1)	Share($/sh)	Date	5%($)	10%($)

Kevin P. Corcoran(3)	40,000	16.48%	$2.09	03/20/13	$52,576	$133,237
Edward C. Albini(4)	30,000	12.36%	$2.09	03/20/13	$39,432	$99,928
Jen-i Mao, Ph.D.(5)	25,000	10.30%	$2.09	03/20/13	$32,860	$83,273
Kathy A. San Roman	25,000	10.30%	$2.09	03/20/13	$32,860	$83,273
Thomas J. Vasicek, Ph.D.	25,000	10.30%	$2.09	03/20/13	$32,860	$83,273

(1)	Based on options for an aggregate of 242,750 shares granted to Lynx’s employees and directors during the year ended December 31, 2003, including the named executive officers.

(2)	The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of the term for the appreciated stock price. The assumed annual rates of appreciation are for illustrative purposes only.

(3)	Mr. Corcoran resigned as President and Chief Executive Officer of Lynx effective as of December 15, 2004.

(4)	Mr. Albini resigned as Chief Financial Officer of Lynx effective as of February 25, 2004.

(5)	Dr. Mao resigned as Vice President, Genetic Analysis of Lynx effective as of April 15, 2004.

      The following table sets forth certain information concerning the number of options exercised by the named executive officers during the year ended December 31, 2003, and the number of shares covered by both exercisable and unexercisable stock options held by the named executive officers.

Aggregated Option Exercises in the Year Ended December 31, 2003 and Option Values

					Value of Unexercised
			Number of Unexercised		In-the-Money Options at
	Shares		Options at Year-End		Year End
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Kevin P. Corcoran(1)	—	—	13,745	39,132	$25,680	$145,520
Edward C. Albini(2)	—	—	21,353	32,930	$19,260	$109,140
Jen-i Mao, Ph.D.(3)	—	—	18,713	22,714	$16,050	$90,950
Kathy A. San Roman	—	—	16,069	26,296	$16,071	$90,950
Thomas J. Vasicek, Ph.D.	—	—	5,142	37,000	—	$107,000

(1)	Mr. Corcoran resigned from his positions as the President and Chief Executive Officer of Lynx effective December 15, 2004.

(2)	Mr. Albini resigned from his position as Chief Financial Officer of Lynx effective February 25, 2004.

(3)	Dr. Mao resign for his position as Vice President, Genetic Analysis of Lynx effective as of April 15, 2004.

Employment, Severance and Change of Control Agreements

      In March 2003, Lynx entered into an employment agreement with Edward C. Albini, Lynx’s former Chief Financial Officer and Secretary, providing for an annual compensation of $250,000. In the event Mr. Albini’s employment is terminated without cause by Lynx, or by any successor or acquiring entity, upon or after certain change of control events, Mr. Albini shall be eligible to receive severance compensation equal to three months of his base salary. The severance shall be the only severance, benefit or cash compensation, other than accrued wages, to which Mr. Albini shall be entitled from Lynx in the event of a termination without cause. In the event, however, that a successor or acquiring entity is obligated to pay such severance to Mr. Albini, such severance shall be in addition to any equity compensation or benefits for which Mr. Albini may be eligible under the Lynx 1992 plan. Mr. Albini resigned as Chief Financial Officer and Secretary of Lynx effective as of February 25, 2004.

      In March 2003, Lynx entered into an employment agreement with Kathy A. San Roman, Lynx’s Vice President, Human Resources and Administration, providing for an annual compensation of $160,000. In the event Ms. San Roman’s employment is terminated without cause by Lynx, or by any successor or acquiring entity, upon or after certain change of control events, Ms. San Roman shall be eligible to receive severance compensation equal to three months of her base salary. The severance shall be the only severance, benefit or cash compensation, other than accrued wages, to which Ms. San Roman shall be entitled from Lynx in the event of a termination without cause. In the event, however, that a successor or acquiring entity is obligated to pay such severance to Ms. San Roman, such severance shall be in addition to any equity compensation or benefits for which Ms. San Roman may be eligible under the Lynx 1992 plan.

      In March 2003, Lynx granted stock options under the Lynx 1992 plan to Kevin C. Corcoran, Edward C. Albini, Thomas J. Vasicek, Ph.D., Jen-i Mao, Ph.D. and Kathy A. San Roman to purchase 40,000, 30,000, 25,000, 25,000 and 25,000 shares of common stock, respectively. If within thirteen months following a change of control, each optionholder’s continuous service is terminated (i) due to an involuntary termination without cause or (ii) due to a voluntary termination with good reason, then the vesting and exercisability of the shares subject to such option shall be accelerated in full.

      In June 2002, Lynx entered into an employment agreement with Kevin P. Corcoran, Lynx’s President and Chief Executive Officer, providing for an annual compensation of $250,000. In the event Mr. Corcoran’s employment is terminated without cause by Lynx, or by any successor or acquiring entity, upon or after certain change of control events, Mr. Corcoran shall be eligible to receive severance compensation: (a) if the termination occurs on or prior to the first year anniversary of the effective date of the agreement, equal to six months of his base salary; and (b) if the termination occurs after the first year anniversary of the effective date of the agreement, equal to three months of his base salary. The severance shall be the only severance, benefit or cash compensation, other than accrued wages, to which Mr. Corcoran shall be entitled from Lynx in the event of a termination without cause. In the event, however, that a successor or acquiring entity is obligated to pay such severance to Mr. Corcoran, such severance shall be in addition to any equity compensation or benefits for which Mr. Corcoran may be eligible under the Lynx 1992 plan. Mr. Corcoran resigned from his positions as the President and Chief Executive Officer of Lynx effective December 15, 2004.

      In June 2002, Lynx entered into an employment agreement with Thomas J. Vasicek, Ph.D., Lynx’s Vice President, Business Development, providing for (i) an initial annual compensation of $200,000; (ii) subject to certain performance-based criteria, a potential annualized base salary increase to $240,000; and (iii) subject to the achievement of certain milestones, a possible cash bonus equal to one percent of the cash proceeds received by Lynx from certain third-party transactions. Also under the terms of the agreement, Dr. Vasicek was granted an option to purchase 17,142 shares of common stock at an exercise price of $8.05 per share, subject to a five-year vesting schedule. In the event Dr. Vasicek’s employment is terminated without cause by Lynx, or by any successor or acquiring entity, upon or after certain change of control events, Dr. Vasicek shall be eligible to receive severance compensation: (a) if the termination occurs on or prior to the first year anniversary of Dr. Vasicek’s hire date, equal to six months of his base salary; and (b) if the termination occurs after the first year anniversary of Dr. Vasicek’s hire date, equal to three months of his base salary. The severance shall be the only severance, benefit or cash compensation, other than accrued wages, to which Dr. Vasicek shall be entitled from Lynx in the event of a termination without cause. In the event, however, that a successor or acquiring entity is obligated to pay such severance to Dr. Vasicek, such severance shall be in addition to any equity compensation or benefits for which Dr. Vasicek may be eligible under the Lynx 1992 plan.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

ON EXECUTIVE COMPENSATION(2)

General

      Lynx became a public reporting company in December l993, and the Compensation Committee of the board was established in March l994. Accordingly, the Compensation Committee has made the primary compensation determinations for Lynx’s officers, including the establishment of base salaries, consideration of bonuses and stock option grants. The current members of the Compensation Committee are Messrs. Taylor and Kitch. The Compensation Committee has provided the following with respect to the compensation of executive officers during the year ended December 31, 2003.

Compensation Philosophy

      Lynx and its Compensation Committee believe that the compensation of all employees, including executive officers, must be sufficient to attract and retain highly qualified personnel and that Lynx must align compensation with short-term and long-term business strategies and performance goals. The current compensation philosophy is to emphasize stockholder value linked with incentives such as stock options over salary increases. The basic elements of executive officer compensation are as follows:

      Salary. To insure that its compensation practices remain competitive, Lynx compares its compensation of executives with that of executives of other companies of similar industry, size and geographic location. Salary increases are generally granted on an annual basis and are based on both individual performance and the standard percentage of salary increases granted to other employees.

      Bonuses. During 2003, the Compensation Committee did not consider bonuses when establishing executive compensation, focusing instead on base salary and long-term incentives as the primary compensation vehicles appropriate to the stages of Lynx’s development. As part of its general compensation philosophy, however, Lynx believes that executive performance may be maximized via a system of annual incentive awards, and Lynx may consider such awards in the future.

      Long-term Incentives. Lynx believes that equity ownership provides significant motivation to executive officers to maximize value for Lynx’s stockholders. The Compensation Committee grants stock options to executive officers and other key employees based on a variety of factors, including the financial performance of Lynx and assessment of personal performance. Through stock option grants, executives receive significant equity incentives to build long-term stockholder value. The exercise price of options generally is 100% of the fair market value as quoted on the NASDAQ SmallCap Market on the last market trading day prior to the day of determination. Employees receive value from these grants only if the common stock appreciates in the long term.

      The size of option grants is generally intended to reflect the executive officer’s position with Lynx and his or her contributions to Lynx, including his or her success in achieving his or her individual performance criteria. Lynx’s option program generally uses a five-year vesting period to encourage key employees to continue in the employ of Lynx. During 2003, options granted to executive officers vesting in equal monthly installments from the date of grant over a five-year period. All stock options granted to executive officers in 2003 were granted at a fair market value on the date of grant.

Chief Executive Officer Compensation

      Mr. Corcoran’s compensation was established in accordance with the criteria described above and pursuant to the terms of his employment agreement. Mr. Corcoran received an annual compensation of

      2 The material in this report is not “soliciting material”, is not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of Lynx under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

$245,713. In March 2003, Mr. Corcoran received an option to purchase 40,000 shares of common stock at an exercise price of $2.09. The Compensation Committee set Mr. Corcoran’s total annual compensation at a level it believed was competitive with that of other chief executive officers at other companies in the biotechnology industry, although at the middle of the range. In addition, Mr. Corcoran’s stock option grant was at a level and subject to terms that the Compensation Committee believed would properly motivate and retain Mr. Corcoran as the President and Chief Executive Officer of Lynx. In awarding stock options, the Compensation Committee considers Mr. Corcoran’s performance, overall contribution to Lynx, retention, the number of unvested options and the total number of options to be granted.

Federal Tax Considerations

      Section 162(m) of the Code limits Lynx to a deduction for federal income tax purposes of not more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. The board of directors has not yet established a policy for determining which forms of incentive compensation awarded to executive officers shall be designed to qualify as performance based compensation.

From the members of the Compensation Committee:

Craig C. Taylor
James C. Kitch

Compensation Committee Interlocks and Insider Participation

      Lynx’s Compensation Committee was established in March 1994 and is currently composed of two non-employee directors: Messrs. Taylor and Kitch. Mr. Taylor served as Acting Chief Financial Officer of Lynx from July 1994 to April 1997, and Mr. Kitch served as Secretary of Lynx from February 1992 to December 1997. There were no officers or employees of Lynx who participated in deliberations of the Compensation Committee concerning executive officer compensation during the year ended December 31, 2003. No executive officer of Lynx has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Lynx’s board of directors or Compensation Committee.

PERFORMANCE MEASUREMENT COMPARISON(3)

      The following graph shows the initial stockholder return of an investment of $100 in cash on December 30, 1998 for: (i) the common stock of Lynx; (ii) the NASDAQ Stock Market; and (iii) the S&P Biotechnology Index. All values assume reinvestment of the full amount of all dividends and are calculated as of December 31 of each year.

Comparison of 5 Year Cumulative Total Return*

Among Lynx Therapeutics, Inc., the NASDAQ Stock Market (U.S.) Index
and the S & P Biotechnology Index

*	$100 invested on 12/31/98 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

      3 The graph is not “soliciting material”, is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

CERTAIN LYNX TRANSACTIONS

      For legal services rendered during the calendar year ended December 31, 2003, Lynx paid approximately $322,000 to Cooley Godward LLP, Lynx’s counsel, of which Mr. Kitch, a director of Lynx, is a partner.

      For business development consulting services and expenses during the calendar year ended December 31, 2003, Lynx paid approximately $204,000 to L.E.K. Consulting LLC, of which, Mr. Kozin, a director of Lynx, is President of their North American practice.

      In June 2001, Dr. Brenner entered into a consulting agreement with Lynx. Pursuant to the agreement, Dr. Brenner performs consulting services of at least eight to 16 hours per month in consideration of his standard consulting fee. In 2003, Dr. Brenner received no consulting fees for services performed for Lynx.

      For genomics discovery services performed during the calendar year ended December 31, 2003, Lynx received approximately $248,000 from the Institute for Systems Biology, of which, Dr. Hood, a director of Lynx, is President and Director.

      Lynx’s bylaws provide that Lynx will indemnify its directors and executive officers and may indemnify Lynx’s other officers, employees and other agents to the fullest extent permitted by Delaware law. Lynx is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person whom Lynx is required or permitted to indemnify. Pursuant to this provision, Lynx have entered into indemnity agreements with each of its directors and executive officers, as well as certain employees.

HOUSEHOLDING OF PROXY MATERIALS

      The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

      This year, a number of brokers with account holders who are Lynx stockholders will be “householding” Lynx’s proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a Lynx stockholder has received notice from such stockholder’s broker that the broker will be “householding” communications to such stockholder’s address, “householding” will continue until the broker is notified otherwise or until such stockholder revokes such stockholder’s consent. If, at any time, a Lynx stockholder no longer wishes to participate in “householding” and would prefer to receive a separate proxy statement and annual report, such stockholder shall notify such stockholder’s broker, direct a written request to: Investor Relations, Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, CA 94545 or contact Kathy San Roman at (510) 670-9300. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker.

OTHER MATTERS

      Lynx’s board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

      A copy of Lynx’s Annual Report to the SEC on Form 10-K for the fiscal year ended December 31, 2003, as amended, is available without charge upon written request to: Investor Relations, Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, California 94545.

CHAPTER FIVE — INFORMATION FOR SOLEXA SHAREHOLDERS

      THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, and if you are in the U.K., we recommend that you seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the Financial Services and Markets Act 2000. If you are outside the U.K. you should immediately consult another appropriately authorized independent financial adviser.

      The distribution of this document in jurisdictions other than the U.K. may be restricted by law. If you are a Solexa shareholder and are not located in the U.K., you should seek professional advice about these restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

      The contents of this document and the form of acceptance, which have been prepared by and are the sole responsibility of Lynx Therapeutics, Inc., have been approved by Gargoyle Partners LLP (regulated in the U.K. by the Financial Services Authority) solely for the purposes of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, which we refer to as the “2000 Act.” Section 21 of the 2000 Act imposes a restriction on the communication of “financial promotions” (which would include this proxy statement/ prospectus forming part of the registration statement on Form S-4) by unauthorised persons. A person must not, in the course of business, communicate an invitation or inducement to engage in investment activity in the United Kingdom unless that person is either an “authorised person” (as defined in the 2000 Act) or the content of the communication is approved by an authorised person. Gargoyle Partners LLP is an authorised person and, in this capacity, has approved this proxy statement/ prospectus solely for purposes of distribution of the proxy statement/ prospectus in the United Kingdom. Gargoyle Partners LLP has informed Lynx Therapeutics, Inc. that it is satisfied that it has taken reasonable steps to ensure that the document is clear, fair and not misleading in accordance with the Conduct of Business Rules promulgated by the U.K. Financial Services Authority pursuant to the 2000 Act. Gargoyle Partners LLP is acting for Lynx Therapeutics, Inc. and no one else in connection with the offer and will not be responsible to any other person for providing the protections afforded to clients by Gargoyle Partners LLP or for providing advice in relation to the offer.

LETTER FROM THE CHAIRMAN OF SOLEXA LIMITED

Solexa Limited,

Chesterford Research Park,
Chesterford Park,
Little Chesterford,
Nr Saffron Walden,
Essex CB10 1XL
Great Britain

January 28, 2005

To Solexa Shareholders and, for information only, to holders of Solexa Options

Dear Solexa Shareholder,

OFFER BY LYNX THERAPEUTICS, INC. FOR SOLEXA LIMITED

Introduction

      It was announced on 28 September 2004 that Solexa and Lynx had reached agreement on the terms of a recommended transaction.

      I am writing on behalf of Solexa’s board of directors to explain the background to the proposed transaction and the reasons why your board of directors considers the terms of the Offer to be in the best interests of Solexa and unanimously recommends that you accept the Offer.

      This letter, together with the letter from the Chairman of Lynx and the attached registration statement on Form S-4, constitutes the “document.” Defined terms used in this letter are defined in Appendix II to the letter from the Chairman of Lynx. The terms of the Offer and further information on Lynx and Solexa and their respective financial positions are set out in this document.

      The transaction also has the support and recommendation of Lynx’s board of directors. A document addressed to Lynx’s stockholders is being sent to Lynx’s stockholders asking them to vote at the Lynx Stockholders’ Meeting. The Offer is conditional upon, amongst other things, the Lynx Stockholder Approvals.

Summary of the Terms of the Offer

      The transaction is to be effected through an Offer being made by Lynx to acquire, subject to the conditions and further terms set out in Appendix I to the letter from the Chairman of Lynx and the accompanying Form of Acceptance, all of the outstanding Solexa Shares, and through an Option Offer for each outstanding Solexa Option.

      The formal Offer is set out in the letter from the Chairman of Lynx.

      Lynx will issue, or otherwise allocate for issue under options to acquire Lynx common stock, a total of 29.5 million shares of Lynx Common Stock pursuant to the terms of the Offer and the Option Offer. The 29.5 million shares of Lynx Common Stock will comprise (a) the Lynx Common Stock issued in exchange for all of the outstanding Solexa Shares (including those Solexa Ordinary Shares issued upon the exercise of the Solexa Options); and (b) the Lynx Common Stock to be issued upon exercise (whenever exercised) of options to acquire Lynx Common Stock received in exchange for Solexa Options.

      Following the completion of the transaction, Solexa Shareholders will become holders of Lynx Common Stock, and Solexa will become a wholly-owned subsidiary of Lynx. Based on the number of shares of Lynx Common Stock outstanding as of January 19, 2005 and the shares of Lynx common stock to be issued or otherwise allocated for issuance, following the completion of the transaction and upon such issue, the current shareholders and optionholders of Solexa will own approximately 80% of the outstanding Lynx Common

Stock in the aggregate and the current Lynx stockholders will own approximately 20% of the outstanding Lynx Common Stock in the aggregate.

      On January 19, 2005, the closing sales price of Lynx Common Stock on the NASDAQ SmallCap Market was $3.38 per share. This valued the entire issued share capital of Solexa at that date at approximately $93.45 million.

Background to and Reasons for Recommending the Offer

      The background to the transaction can be found beginning on page 39 of the registration statement and Solexa’s board of directors’ reasons for its recommendation can be found beginning on page 45 of the registration statement.

Action to be Taken to Accept the Offer

      The procedure for acceptance of the Offer is set out in paragraph 6 of the letter from the Chairman of Lynx.

Taxation

      Your attention is drawn to the paragraph headed “Material U.K. Tax Consequences of the Transaction” in Appendix III to the letter from the Chairman of Lynx. If you are in any doubt as to your own tax position, you should immediately consult an independent financial advisor.

Option Offer

      In connection with the transaction, all outstanding Solexa Options will, in the event of a compulsory acquisition, become fully vested and exercisable pursuant to the terms of the applicable Solexa Plans. For details of the compulsory acquisition, see the section entitled “Compulsory Acquisition” on page 176.”

      Under the Option Offer to be made by Lynx, holders of Solexa Options will be able to elect to exercise their Solexa Options and thereby be deemed to accept the Offer (while it remains open for acceptance) in respect of the Solexa Shares they receive on exercise. However, it may not be in the interests of all Solexa Option holders to exercise their Solexa Options, depending on the relevant option exercise price and the value of Lynx Common Stock.

      Alternatively, holders of Solexa Options will be able to elect to roll their Solexa Options over into options to purchase Lynx Common Stock, which options will remain subject to the original vesting schedule and other applicable terms and conditions. Under the Option Offer, if holders of Solexa Options do not elect to exercise their Solexa Options or to roll their Solexa Options over into options to purchase shares of Lynx Common Stock, and if the compulsory acquisition procedure is implemented by Lynx to acquire any remaining Ordinary Shares, the Solexa Options will terminate and cease to be outstanding within one month following notification to Solexa optionholders of such compulsory acquisition procedure. The terms of the Option Offer and the details of compulsory acquisition are summarized on Appendix III to the letter from the Chairman of Lynx. Lynx will write to Solexa Option holders in more detail on this subject in due course.

Further Information

      Your attention is also drawn to the terms of the Offer and other information on Lynx and Solexa contained in this document and the additional information for Solexa Shareholders set out in Appendix III to the letter from the Chairman of Lynx.

Irrevocable Undertakings

      Lynx has received signed Company Support Agreements, containing irrevocable undertakings to accept the Offer, from certain Solexa Shareholders holding such number of Solexa Shares equal to 100% of the outstanding Solexa B Preferred Shares, 100% of the Solexa A Ordinary Shares and approximately 82.5% of the outstanding Solexa Ordinary Shares. Certain members and former members of Solexa’s board of directors have signed such Company Support Agreements. They are Nick McCooke, Tim Rink, Shankar Balasubramanian, and the Chief Executive Officer, John West. Their respective holdings equal approximately 2.3% of the total current issued share capital in Solexa. On October 28, 2004, Abingworth Bioventures II SICAV, Tim Rink, Shankar Balasubramanian and Nick McCooke each executed an irrevocable undertaking subject to English law replacing the irrevocable undertaking given by each of them in their Company Support Agreements.

Recommendation

      Solexa’s board of directors consider the terms of the Offer to be in the best interests of Solexa. Accordingly, Solexa’s board of directors unanimously recommends all Solexa Shareholders accept the Offer.

Yours faithfully

Tim Rink
Chairman

LETTER FROM THE CHAIRMAN OF LYNX THERAPEUTICS, INC.

LYNX THERAPEUTICS, INC.

Registered office:

25861 Industrial Boulevard
Hayward
CA 94545

January 28, 2005

To Solexa Shareholders and, for information only, to holders of Solexa options

Dear Solexa Shareholder,

OFFER BY LYNX THERAPEUTICS, INC. FOR SOLEXA LIMITED

1. Introduction

      1.1 On 28 September 2004, Lynx and Solexa entered into an Acquisition Agreement pursuant to which Lynx agreed to make an Offer for the whole of the issued share capital of Solexa. Solexa’s board of directors has approved the terms of the Offer and recommended that Solexa’s shareholders accept the Offer. This letter contains the Offer. A Form of Acceptance for completion by you, if you wish to accept the Offer, is enclosed with this letter.

      1.2 Lynx is required to prepare and file with the United States Securities and Exchange Commission a registration statement to register the offer and sale of Lynx Common Stock to be issued or otherwise allocated for issue pursuant to the Offer and the Option Offer. The registration statement also includes the proxy statement for the Lynx Stockholders’ Meeting which will be convened for the purposes of obtaining the Lynx Stockholder Approvals.

      1.3 The registration statement was declared effective on January 24, 2005 under the Securities Act. A copy of the registration statement, including the proxy statement that has today been sent to the stockholders of Lynx, accompanies this letter.

      1.4 All capitalised terms herein are defined in Appendix II.

2. The Offer

      2.1 Lynx hereby offers to acquire all the Solexa Shares, on the terms and subject to the conditions set out in Appendix I attached hereto and in the Form of Acceptance.

      2.2 The Solexa Shares will be acquired fully paid and free from all liens, charges and Encumbrances and together with all rights attaching to them as at the date of Completion. The right to receive all accrued dividend rights and entitlements attaching to the Solexa Shares (whether or not declared, due or owing) including any debts due by Solexa in respect thereof will be transferred to Lynx.

      2.3 The Offer is conditional upon satisfaction or, where permitted, waiver of each of the Conditions set out in Part A of Appendix I and is subject to the further terms set out in Part B of Appendix I.

3. Consideration

      3.1 The consideration for the sale of the B Preferred Shares will be satisfied by the issue and allotment by Lynx at Completion to the B Preferred Shareholders of:

2.61560 shares of Lynx Common Stock for every B Preferred Share

      3.2 The consideration for the sale of the A Ordinary Shares will be satisfied by the issue and allotment by Lynx at Completion to the A Ordinary Shareholders of:

2.75326 shares of Lynx Common Stock for every A Ordinary Share

      3.3 The consideration for the sale of the Ordinary Shares will be satisfied by the issue and allotment by Lynx to the Ordinary Shareholders of a total of:

0.88637 of a share of Lynx Common Stock for every Ordinary Share

      3.4 In the event that the total number of shares of Lynx Common Stock issued or allocated for issuance pursuant to the Offer and the Option Offer shall be less than 29.5 million, then an additional number of shares of Lynx Common Stock shall be issued on a pro rata basis to the holders of Solexa Shares and Solexa Options so that the total number of shares issued or allocated for issuance shall be equal to 29.5 million.

      3.5 Lynx Common Stock issued in respect of fractional entitlements will not be allotted to Solexa Shareholders on Completion but in lieu thereof each accepting Solexa Shareholder will receive from Lynx an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the closing price of one share of Lynx Common Stock, as reported on the NASDAQ SmallCap Market, for the last trading day immediately prior to Completion.

4. Consideration Shares

      4.1 The Consideration Shares will be allotted, credited as fully paid, and will rank pari passu in all respects with Lynx Common Stock in issue at the date of their allotment.

      4.2 Lynx will use all reasonable endeavours to ensure that all the Consideration Shares are listed on the NASDAQ SmallCap Market on or as soon as reasonably practicable after their allotment.

      4.3 The Consideration Shares may not, directly or indirectly, be sold or transferred by a Solexa Shareholder for 180 days following the first issue of Consideration Shares by Lynx.

5. Payment of Consideration

      5.1 Any share certificates in respect of Consideration Shares to be issued by Lynx to Solexa Shareholders who validly accept the Offer, and whose acceptances are complete in all respects, will be delivered as soon as practicable following Completion (and, in any event, within 10 days of Completion) to Solexa. Solexa will be responsible for distributing such documents to Solexa’s shareholders in accordance with the completed instructions in the Form of Acceptance.

      5.2 All documents and remittances sent by or to Solexa’s shareholders will be sent at their risk and no acknowledgement of receipt will be given by Lynx. If the Offer is withdrawn or terminates in accordance with its terms, the Form of Acceptance, share certificate(s) and/or other document(s) of title will be sent by post within seven days of the Offer being withdrawn or terminating to the address set out in the Form of Acceptance or, if none is set out, to Solexa (who will be responsible for distributing such documents to the relevant Solexa Shareholders).

6. Procedure for Acceptance

      6.1 To accept the Offer, you must complete and sign the accompanying Form of Acceptance in accordance with the instructions contained in it which form part of the terms of the Offer.

      6.2 The Form of Acceptance, duly completed in all respects, should be returned, together with the relevant share certificate(s) and/or other document(s) of title, to Leigh Palmer, Solexa Limited, Chesterford Research Park, Little Chesterford, Nr. Saffron Walden, Essex CB10 1XL, Great Britain, so as to arrive as soon as possible, but in any event not later than 5:00 p.m., London time, on March 1, 2005. Lynx and its agents reserve the right to treat as valid in whole or in part Forms of Acceptance which are not entirely in order or for which the relative share certificate(s) and/or other documents of title are not lodged with Leigh Palmer.

      6.3 Even if your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and return the Form of Acceptance as indicated above. The share certificate(s) and/or other document(s) of title should be forwarded as soon as possible thereafter, or, if you have lost your share certificate(s), a form of lost share certificate indemnity (a Share Indemnity) should be requested from Leigh Palmer, Solexa Limited, Chesterford Research Park, Little Chesterford, Nr. Saffron Walden, Essex CB10 1XL, Great Britain and completed and signed as indicated. Although no Consideration Shares will be issued or allotted to you until such document(s), or a duly completed Share Indemnity in lieu thereof, is/are received, Lynx reserves the right to treat acceptances of the Offer as valid, even though not complete in all respects or not accompanied by the relative share certificate(s) and/or other document(s) of title.

7. Taxation

      Your attention is drawn to the paragraph entitled “Material U.K. Tax Consequences of the Transaction” in Appendix III attached hereto. If you are in any doubt as to your own tax position, you should immediately consult an independent financial advisor.

8. Option Offer

      8.1 The Option Offer will extend the Offer to holders of Solexa Options who choose to exercise their Solexa Options (while it remains open for acceptance) in respect of the Solexa Shares they receive on exercise. Alternatively, the holders of Solexa Options may choose to exchange their Solexa Options for equivalent options to purchase shares of Lynx Common Stock on the basis of 0.88637 Lynx Common Stock under new Lynx options for every 1 Ordinary Share under existing options to purchase Solexa Shares.

      8.2 Lynx will be writing to holders of Solexa Options separately with further details of the Option Offer.

9. Compulsory Acquisition

      9.1 If the Offer becomes or is declared unconditional in all respects and if valid acceptances in respect of not less than 90% of the Ordinary Shares have been received, Lynx intends to exercise its rights pursuant to the provisions of section 428 to 430F of the Companies Act 1985 (as amended) to acquire compulsorily any remaining Ordinary Shares.

      9.2 Lynx has received irrevocable undertakings pursuant to the Company Support Documents, to accept (or procure the acceptance of) the Offer in respect of the following shares:

(a) a total of 4,444,444 B Preferred Shares representing 100% of all the issued B Preferred Shares in the share capital of Solexa as at the date of this document;

(b) a total of 5,066,669 A Ordinary Shares representing 100% of all the issued A Ordinary Shares in the share capital of Solexa as at the date of this document; and

(c) a total of 1,928,596 Ordinary Shares representing 82.5% of all the Ordinary Shares in the share capital of Solexa as at the date of this document.

      9.3 The irrevocable undertakings will only cease to be binding in the event of the Acquisition Agreement being amended by Lynx and Solexa to lower or change the form of consideration set out in the Acquisition Agreement.

10. Further Information

Your attention is drawn to the Form of Acceptance and to the following Appendices which form part of this document:

Appendix I	Conditions and further terms of the Offer
Appendix II	Definitions
Appendix III	Additional Information for Solexa Shareholders

11. Action to be Taken

To accept the Offer, the Form of Acceptance must be completed and returned. Forms of Acceptance should be completed and returned as soon as possible and, in any event so as to be received by not later than 5:00 p.m., London time, on March 1, 2005.

Yours faithfully

Craig Taylor
Chairman of the Board
Lynx Therapeutics, Inc.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

Part A: Conditions of the Offer

      1. The Offer is subject to the valid acceptances being received (and not, where permitted, withdrawn) in respect of not less than 90% in nominal value of each class of Solexa Shares to which the Offer relates.

      2. The Offer is also subject to the following conditions being fulfilled or, where appropriate, waived by Lynx or Solexa, as applicable:

(a) each party having received each of the Required Consents;

(b) the representations and warranties of each party set forth in the Acquisition Agreement, in accordance with the terms of the Acquisition Agreement: (i) being true and correct in all material respects as of the date of the Acquisition Agreement; or (ii) being true and correct, disregarding all qualifications and exceptions relating to materiality contained in such representations and warranties, on and as of the date of the expiration of the Offer with the same force and effect as if made or as of such date, except for those representations and warranties which address matters only as of a particular date, which must be true and correct as of such date; provided, however, that there shall be excluded and disregarded for the purpose of this clause 1(c)(ii) any failure of such representations and warranties to be true and correct where such failure would not, individually or in the aggregate, have a Material Adverse Effect on Solexa;

(c) each party having performed in all material respects any obligation or complied in all material respects with any of its agreements or covenants to be performed or complied with by it under the Acquisition Agreement prior to the expiration of the Offer;

(d) the Registration Statement becoming effective under the Securities Act or not being the subject of any stop order or proceedings or threatened proceedings suspending the effectiveness of the registration statement or any part thereof;

(e) the shares of Lynx Common Stock to be issued in the Offer being approved for listing on the NASDAQ SmallCap Market, subject to official notice of issuance;

(f) Lynx having obtained the Lynx Stockholder Approvals;

(g) there being no suit, action or proceeding by any Governmental Entity pending or overtly threatened in writing against Lynx or Solexa: (i) seeking to prohibit or impose any material limitations on Lynx’s ownership or operation of all or a material portion of Solexa’s businesses or assets, or to compel Lynx or its Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of Solexa or Lynx and its Subsidiaries, in each case taken as a whole; (ii) challenging the acquisition by Lynx of any Solexa Shares under the Offer, seeking to restrain or prohibit the making or completion of the transaction or the performance of any of the other transactions contemplated by the Acquisition Agreement, the Lynx Support Agreement or Solexa Support Agreement (including the voting and/or Offer acceptance provisions thereunder), or seeking to obtain from Solexa or Lynx any damages that are material in relation to Lynx and Solexa, taken as a whole; (iii) seeking to impose material limitations on the ability of Lynx, or render Lynx unable, to exchange, pay for or purchase some or all of the Solexa Shares pursuant to the Offer; (iv) seeking to impose material limitations on the ability of Lynx to effectively exercise full rights of ownership of Solexa Shares, including, without limitation, the right to vote the Solexa Shares purchased by it on all matters properly presented to Solexa shareholders; (v) obliging Solexa, Lynx or any of Lynx’s Subsidiaries to pay material damages in connection with the transactions contemplated by the Acquisition Agreement; or (vi) which otherwise is reasonably likely to have a Material Adverse Effect on Solexa and Lynx taken together as a whole;

(h) there being no law, statute, rule, regulation, ordinance, judgment, order, decree or injunction enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of any Government Entity, to the Offer, or any other action being taken by any Governmental Entity, that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in (i) through (vi) of paragraph 1(j) above;

(i) no change having occurred in the recommendation of Solexa’s board of directors that Solexa’s Shareholders accept the Offer nor any resolution of Solexa’s board of directors being passed to do so;

(j) no change having occurred in the recommendation of Lynx’s board of directors that Lynx’s stockholders give the Lynx Stockholders’ Approvals and approve each of the other proposals that Lynx and Solexa shall deem reasonably necessary for the purpose of effecting the transaction nor any resolution of Lynx’s board of directors being passed to do so;

(k) there having been no Material Adverse Effect with respect to each party; and

(l) the Acquisition Agreement not having terminated in accordance with its terms.

      3. In addition, the Offer is subject to the fulfilment or waiver by Lynx of the following condition:

Solexa having had cash and cash equivalent balances of at least £5,000,000 on December 1, 2004; provided, however, that for purposes of this condition, “cash” and “cash equivalents” of Solexa includes: (A) the aggregate principal amount of all Advances made prior to Completion pursuant to the Loan Agreement; (B) the aggregate payments made by Solexa to Lynx pursuant to the Modified Agreements; and (C) up to $300,000 of fees and expenses incurred by Solexa in connection with the Acquisition Agreement and the transactions contemplated thereby and paid by Solexa at or prior to December 1, 2004.

      4. Furthermore, the Offer is subject to the fulfilment or waiver by Solexa of several conditions, including the following:

(a) Seven Hills not having withdrawn or modified its fairness opinion delivered to Lynx’s board of directors in a manner adverse to Lynx or Solexa;

(b) Solexa having received confirmation from the U.K. Inland Revenue that the sale of Solexa Shares in exchange for shares of Lynx Common Stock will qualify for roll-over relief from capital gains tax under applicable English law;

(c) Lynx being eligible to register the shares of Lynx Common Stock issued to certain Solexa shareholders for resale using Form S-3;

(d) there not having occurred a dissolution, liquidation or termination of existence of Lynx or the failure of Lynx to pay its debts as they mature on a reasonably timely basis or any similar occurrence; and

(e) Solexa having received an opinion of Solexa’s corporate counsel and Lynx having received an opinion of Lynx’s corporate counsel, each to the effect that the offer will qualify as a “reorganization” for United States federal income tax purposes.

Part B: Further Terms of the Offer

      The following further terms apply to the Offer:

1. The Offer will initially be open for acceptance until 5:00 p.m. on 1 March 2005 (the “Offer Period”).

2. (a) If the Offer has not become unconditional before 5:00 p.m. on 1 March 2005, the Offer Period will automatically extend until 31 March 2005 unless otherwise notified by Lynx to the Solexa Shareholders.

(b) Lynx shall at all time have the general right to extend, by written notice, the Offer Period to a later date or until further notice. If extended until further notice then not less than 7 days written notice will be given prior to the closing of the Offer.

(c) If the Offer becomes unconditional, the Offer Period will automatically extend (and the Offer will automatically remain open for acceptance) for a further period of no less than 6 weeks from the date on which the Offer would have otherwise expired.

(d) The Offer will lapse and entirely terminate if all the Conditions have not been satisfied or waived by 31 March 2005 or such later date as Lynx and Solexa may agree.

3. The Consideration Shares to be issued in respect of any valid acceptances that are received after Completion may be issued by Lynx on one or more subsequent dates.

4. The Solexa Shares will be acquired free from all liens, charges, and Encumbrances and together with all rights attached to them as at the date of Completion, and the right to receive all accrued dividend rights and entitlements attaching to the Solexa Shares (whether or not declared, due or owing) including any debts due by Solexa in respect thereof will be transferred to Lynx.

5. Any Consideration Shares allotted to a Solexa Shareholder located in the United States or that is a U.S. Person will be issued in certificated form and each share certificate issued to a U.S. Person shall bear a legend to the following effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED UNTIL THE DATE THAT IS 180 DAYS FOLLOWING THE FIRST CLOSING DATE (AS DEFINED IN THE ACQUISITION AGREEMENT DATED SEPTEMBER 28, 2004 BETWEEN LYNX THERAPEUTICS, INC. AND SOLEXA LIMITED, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF LYNX THERAPEUTICS, INC). THE HOLDER WILL, AND EACH SUBSEQUENT U.S. PERSON IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SHARES FROM IT OF THE FOREGOING RESTRICTIONS.”

6. The instructions and authorities contained in, and the terms of, the Form of Acceptance constitute part of the terms of the Offer.

7. The Offer and all acceptances thereof and the Form of Acceptance shall be governed by and construed in accordance with English law.

8. The accidental omission to despatch this document to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Solexa Shareholders will be delivered by or sent to or from them (or their designated agents) at their own risk. No acknowledgement of receipt of any Form of Acceptance, share certificate(s) or other documents of title will be given. Lynx reserves the right to treat acceptances of the Offer as valid although not accompanied by the relevant share certificate(s) and/or other documents of title or otherwise not in order.

9. All powers of attorney and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Solexa Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

10. Each Solexa Shareholder by whom, or on whose behalf, the Form of Acceptance is executed irrevocably undertakes, warrants and agrees to and with Lynx (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

(a) that, in the event that the Solexa Shareholder is the registered holder of any B Preferred Shares, the Solexa Shareholder shall not following receipt of a Notice of a Company-Building Merger (as referred to in Article 2 of the Solexa Articles) or otherwise in contemplation of the Offer elect or vote in favour of Article 2.5(a)(ii) of the Solexa Articles;

(b) that, in the event that the Solexa Shareholder is the registered holder of any A Ordinary Shares, the Solexa Shareholder shall not following receipt of a Notice of a Company-Building Merger (as referred to in the Solexa Articles) or otherwise in contemplation of the Offer elect or vote in favour of Article 2.5(b)(ii) of the Solexa Articles;

(c) that the execution of the Form of Acceptance by it constitutes (i) an irrevocable acceptance of the Offer in respect of the number of Solexa Shares inserted or deemed to be inserted in the Form of Acceptance, subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and (ii) a waiver of any rights of pre-emption under the Solexa Articles, the Shareholders’ Agreement or otherwise in respect of the transfer of any of the Solexa Shares or any Solexa Shares or other securities in the share capital of Solexa owned by, or issuable to, any person;

(d) that the Solexa Shares in respect of which the Offer is accepted or deemed to be accepted by him are sold free from all liens, charges or Encumbrances and together with all rights attaching thereto as at the date of Completion and that there are transferred to Lynx the right to receive all accrued dividend rights and entitlements attaching to the Solexa Shares (whether or not declared, due or owing) including any debts due by Solexa in respect thereof;

(e) that Lynx shall be entitled (without prejudice to Lynx’s entitlements under the Company Support Documents), once the Offer becomes unconditional, to direct the exercise (including, without limitation, the execution and delivery of written resolutions) of any votes attaching to any Solexa Shares in respect of which the Offer has been accepted or is deemed to have been accepted by it, and that the execution of the Form of Acceptance by it constitutes an authority to Solexa from such Solexa Shareholder to send any notice which may be required to be sent to him as a member of Solexa to Lynx at its registered office, and an authority to any director of Lynx to act as his attorney with the power to sign any consent to short notice of a general meeting on his behalf and/or to execute a form of proxy in respect of such Solexa Shares appointing any person determined by Lynx to attend general meetings of Solexa and to exercise the votes attaching to such Solexa Shares on its behalf, where relevant, such votes to be cast as Lynx may determine and prior to the Offer becoming unconditional, such Solexa Shareholder shall exercise his votes in relation to such resolutions as may be reasonably necessary to enable the Offer to be implemented provided that, in the case of a Solexa Shareholder executing a Form of Acceptance in the capacity of trustee, the appointment of the attorney is made in accordance with section 25 of the Trustee Act 1925 and shall be effective for the period of 12 months from the date of the Form of Acceptance;

(f) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional, in accordance with its terms:

(i) consent of the Solexa Shareholder to the transfer of any other Solexa Shares to Lynx pursuant to the Offer and the Option Offer and waiver of any rights of pre-emption under the Solexa Articles;

(ii) if the Solexa Shareholder is a holder of B Preferred Shares or A Ordinary Shares, consent of such Solexa Shareholder to the change in jurisdiction where the Solexa business is controlled and managed;

(iii) the irrevocable undertaking of the Solexa Shareholder not to, directly or indirectly, for a period ending on the earlier to occur of:

(A) 180 days following the first issue of Consideration Shares by Lynx; and

(B) the termination of the Acquisition Agreement,

sell or transfer any Solexa Shares held by them and any shares of Lynx Common Stock and Solexa Shares to be acquired during that period;

(iv) the irrevocable appointment by the Solexa Shareholder of any director of Lynx as such Solexa Shareholder’s attorney, and an irrevocable instruction to the attorney, on behalf of such Solexa Shareholder and in his name:

(A) to execute and complete all or any form(s) of transfer and/or other document(s) at the attorney’s discretion in relation to the Solexa Shares referred to in paragraph 1 of the Form of Acceptance in favour of Lynx or of such other person as Lynx may direct;

(B) to deliver such form(s) of transfer and/or other document(s) at the attorney’s discretion together with the certificate(s) and/or other document(s) relating to such Solexa Shares for registration; and

(C) to do all such other acts and things as may, in the opinion of such attorney, be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in Lynx or such persons as it may direct such Solexa Shares, provided that, in the case of a Solexa Shareholder executing a Form of Acceptance in the capacity of trustee, the appointment of the attorney is made in accordance with section 25 of the Trustee Act 1925 and shall be effective for the period of 12 months from the date of the Form of Acceptance; and

(v) an irrevocable authority and request from it to Solexa to register the transfer of its Solexa Shares pursuant to the Offer and to deliver any share certificate(s) in respect thereof (or a Share Indemnity in lieu thereof) to Lynx or as it may direct at the risk of such Solexa Shareholder;

(g) that the Solexa Shareholder will deliver to Lynx at its registered office his share certificate(s) and/or other document(s) of title in respect of his Solexa Shares, or a Share Indemnity in lieu thereof, as soon as possible and in any event prior to the Offer becoming unconditional;

(h) that the terms of this paragraph shall be deemed to be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

(i) that, if he accepts the Offer, he shall do all such acts and things as shall be necessary or expedient to vest in Lynx or its nominees the Solexa Shares held by him at Completion and in respect of which the Offer is accepted, including discharging any liens, charges or Encumbrances over such Solexa Shares;

(j) that he agrees to ratify each and every lawful act or thing which may be done or effected by any director of Lynx in the exercise of any of his powers and/or authorities hereunder; and

(k) that, in the event of the Offer being withdrawn or terminating, such Form of Acceptance shall constitute his irrevocable authority and request to Lynx to return his Form of Acceptance and the relevant share certificate(s) and or the document(s) of title in respect of the Solexa Shares held by him (or the Share Indemnity in lieu thereof) for which he has accepted the Offer by ordinary post at his risk to Solexa.

      References in this paragraph to Solexa Shareholders shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

Dated: January 28, 2005

APPENDIX II

DEFINITIONS

      In the letters from the Chairman of Solexa Limited and from the Chairman of Lynx Therapeutics, Inc., the following definitions apply unless the context requires otherwise.

      Acquisition Agreement means the acquisition agreement dated 28 September 2004 entered into between Solexa and Lynx;

      Advances means the advances as defined in Clause 1.1 of the Loan Agreement;

      A Ordinary Shares means the A ordinary shares of £0.0025 each in the capital of Solexa and A Ordinary Shareholder means a holder of any of them;

      B Preferred Shares means the B preferred shares of £0.0025 each in the capital of Solexa and B Preferred Shareholder means a holder of any of them;

      Business Day means any day of the year on which banking institutions in San Francisco and London are open to the public for conducting business and are not required or authorized to close;

      Completion means completion of the acquisition of the Solexa Shares by Lynx, in respect of which the Offer has been accepted, following the admission to the NASDAQ SmallCap Market of the Consideration Shares;

      Company Support Agreement means an agreement between Lynx and each of Solexa’s Shareholders and/or holders of Solexa Options identified in Schedule 1 of the Acquisition Agreement dated 28 September 2004;

      Company Support Documents means the Company Support Agreements and certain irrevocable undertakings executed by each of Abingworth Bioventures II SICAV, Tim Rink, Shankar Balasubramanian and Nick McCooke on October 28, 2004;

      Conditions means the conditions set out in paragraph 1 of Part A of Appendix I to this document;

      Consideration Shares means a maximum of 29,500,000 shares of Lynx Common Stock to be allotted and issued credited as fully paid to Solexa’s Shareholders in accordance with the terms of the Offer, upon exercise of the Solexa Options and upon exercise (whenever exercised) of options to acquire Lynx Common Stock received in exchange for Solexa Options pursuant to the Option Offer;

      Encumbrance means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or any other security interest of any kind, including retention arrangements and any agreement to create any of the foregoing;

      Form of Acceptance means the form of acceptance and authority to accompany this letter on its issue to holders of Solexa Shares;

      Government Entity means any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic;

      Loan Agreement means the loan agreement dated 12 August 2004 between Lynx and Solexa which provides for the terms and conditions on which Solexa has made, and will make, certain loans to Lynx;

      Lynx means Lynx Therapeutics, Inc., a Delaware Corporation having its principal place of business at 25861 Industrial Boulevard, Hayward, California 94545;

      Lynx Common Stock means Lynx common stock, par value $0.01 per share;

      Lynx Stockholder Approvals means:

(a) the approval of the issue of Lynx Common Stock in connection with the Offer;

(b) the approval of the change of control of Lynx in connection with the Offer; and

(c) the approval of an amendment to Lynx’s 1992 Stock Option Plan to increase the number of shares reserved for the issue thereunder by 2,000,000 shares;

      Lynx Stockholders’ Meeting means the meeting of Lynx stockholders convened for the purposes of obtaining the Lynx Stockholder Approvals;

      Lynx Support Agreements means the irrevocable undertakings dated 28 September 2004 between Solexa and each of the holders of, and/or holders of options to purchase, Lynx Common Stock as identified in Schedule 2 of the Acquisition Agreement;

      Material Adverse Effect means with respect to Lynx or Solexa, as the case may be, any change, effect, event, occurrence, state of facts or development: (i) that is, or is reasonably likely to be, materially adverse to the value, condition (financial or otherwise), business or results of operations of Solexa or Lynx (and in the case of Lynx, taken together with the Subsidiaries of Lynx), as the case may be: or (ii) that will, or is reasonably likely to, impair the ability of any party to the Acquisition Agreement to perform its obligations under the Acquisition Agreement or prevent or materially delay consummation of any of the transactions contemplated by the Acquisition Agreement; provided, however, that in the case of (i), no adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the United States or the United Kingdom economy as a whole that is not unique to Lynx or Solexa, as the case may be, and that does not disproportionately affect Lynx or Solexa, as the case may be, shall be deemed in itself to constitute, or shall be taken into account in determining, whether there has been or will be a Material Adverse Effect;

      Modified Agreements means the proposed modified version of the Colony Technology Sharing Agreement dated 22 March 2004 between Lynx and Solexa and the proposed OEM arrangement between Lynx and Solexa;

      Offer means the offer by Lynx to acquire all the Solexa Shares on the terms and subject to the conditions set out in this document and in the Form of Acceptance;

      Option Offer means the offers contained in the letters from Lynx and Solexa to the holders of the Solexa Options, to be sent on or about the date hereof and/or at any time during the Offer Period;

      Ordinary Shares means the ordinary shares of £0.0025 each in the capital of Solexa and Ordinary Shareholder means a holder of any of them;

      Required Consents means the consents, waivers and approvals designated as required consents to be obtained by Lynx or Solexa under the Acquisition Agreement;

      Securities Act means the United States Securities Act of 1933, as amended;

      Shareholders’ Agreement means the subscription and shareholders’ agreement dated 30 July 2004 between the Solexa Shareholders and Solexa;

      Solexa means Solexa Limited (registered number 3625145) whose registered office is at Chesterford Research Park, Little Chesterford, Saffron Walden, Essex CB10 1XL, Great Britain;

      Solexa Articles means Solexa’s articles of association in force as at the date of this document;

      Solexa Options means outstanding options to acquire Ordinary Shares under the Solexa Option Plans;

      Solexa Option Plans means the Solexa Share Option Plan for Consultants, the Solexa Unapproved Share Option Plan and the Solexa Limited Enterprise Management Incentive Plan;

      Solexa Shares means all the existing issued Ordinary Shares, A Ordinary Shares and B Preferred Shares and any further such shares which are allotted or issued before the date upon which the Offer is no longer open for acceptance, including any Ordinary Shares to be issued pursuant to the Option Offer, and Solexa Shareholder means a holder of any of them;

      Subsidiary means any corporation, partnership, limited liability company, joint venture or other legal entity of which Lynx or Solexa, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity; and

      United States and U.S. Person have the meanings given in Rule 902 of Regulation S under the Securities Act.

APPENDIX III

ADDITIONAL INFORMATION FOR SOLEXA SHAREHOLDERS

Directors and Executive Officers of Solexa

      (i) The directors of Solexa are set out below:

Steve Allen Shankar Balasubramanian Mark Carthy Tom Daniel Hermann Hauser Genghis Lloyd-Harris Tim Rink Tony Smith John West

      (ii) The executive officers of Solexa are set out below:

Simon Bennett John Milton Leigh Palmer Harold Swerdlow Clive Brown Nick McCooke

      (iii) The registered office of Solexa is:

Chesterford Research Park Little Chesterford Nr Saffron Walden Essex CB10 1XL Great Britain

Compulsory Acquisition

      If, as a result of the Offer or otherwise, Lynx acquires or contracts to acquire Ordinary Shares representing at least 90% in nominal value of Ordinary Shares within the time period specified in the Companies Act, then:

(a) Lynx will be entitled and intends to effect the company acquisition procedures provided for in Sections 428 to 430F under the Companies Act (as set out in Annex F of the registration statement) to compel the purchase of any outstanding Ordinary Shares on the same terms as are provided in the Offer in accordance with the relevant procedures and time limits described in the Companies Act. The compulsory acquisition procedure will not be applicable to the Offer relating to B Preferred and A Ordinary Shares as Lynx has already received irrevocable undertakings to accept the Offer from 100% of the holders of B Preferred Shares and A Ordinary Shares;

(b) a holder of Ordinary Shares may require Lynx to purchase such holder’s Ordinary Shares on the same terms as provided in the Offer in accordance with the relevant procedures and time limits described in Section 430A of the Companies Act.

      Where the Offer becomes subject to the compulsory acquisition procedures provided for in Sections 428 to 430F under the Companies Act, the directors of Solexa are required to notify the holders of Solexa Options of this fact. The Solexa Options will become exercisable within one month of the notification by the Solexa directors. To the extent that Solexa Options are not exercised within this one month period, they will terminate and cease to be outstanding.

      The Solexa Share Option Plan for Consultants provides that, in the absence of a compulsory acquisition right, on a general offer for Solexa, options can be exercised within six months with no provision for termination of any Solexa Options which are not exercised. The Solexa Share Option Plan for Consultants does however provide that, if the offer becomes subject to the compulsory acquisition procedure under Sections 428 to 430F of the Companies Act, options to purchase Solexa Shares under this scheme will lapse to the extent that they are not exercised within one month of the notification by the Solexa directors of Lynx acquiring or contracting to acquire at least 90% in nominal value of each class of Solexa Shares to which the Offer relates. Accordingly, in order to ensure the termination of any unexercised options to acquire Solexa Shares under the Solexa Share Option Plan for Consultants (which is possible if the compulsory acquisition procedure can be invoked), Nick McCooke has agreed in his irrevocable undertaking to withdraw his acceptance in respect of one Ordinary Share if acceptances of the Offer have been received by Lynx in respect of all the outstanding Solexa Shares.

Consequences of Sale

      Upon completion of the transaction, Solexa Shareholders will become holders of Lynx Common Stock and Solexa will become a wholly-owned subsidiary of Lynx. Based on the number of shares of Lynx Common Stock outstanding as of January 19, 2005 and the number of shares of Lynx Common Stock to be issued or otherwise allocated for issuance, upon completion of the transaction, the current Solexa Shareholders will own approximately 80% of the outstanding Lynx Common Stock in the aggregate and the current holders of Lynx Common Stock will own approximately 20% of the outstanding Lynx Common Stock in aggregate. Solexa Shareholders shall carefully consider the matters discussed under “Risk Factors” beginning on page 23 of the registration statement.

Material U.K. Tax Consequences of the Transaction

      The following paragraphs, which are intended as a general guide only and are based on current legislation and United Kingdom Inland Revenue practice (which may change), summarize the United Kingdom tax implications of acceptance of the Offer for Solexa Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their Solexa shares as investments.

U.K. Tax Consequences of the Exchange

      The liability of Solexa Shareholders to U.K. taxation in respect of capital gains will depend on their individual circumstances. Solexa Shareholders who are either resident, or ordinarily resident, for taxation purposes in the U.K. and for Solexa Shareholders not so resident who (if they are companies) hold their Solexa Shares in connection with, or for the purposes of, a trade carried on in the U.K. through a permanent establishment in the U.K. or who (if they are not companies) hold their Solexa Shares in connection with, or for the purpose of, a trade carried on in the U.K. through a branch or agency in the U.K. the following implications may arise from the Offer.

      The receipt of new Lynx Common Stock under the Offer by Solexa Shareholders will constitute a disposal for the purposes of U.K. taxation on chargeable gains. Such a disposal may, depending upon the individual circumstances of Solexa Shareholders, give rise to a taxable gain or allowable loss for the purposes of U.K. taxation. Such a gain or loss would arise where the market value of the new Lynx Common Stock acquired pursuant to the Offer differs from the aggregate of the cost to Solexa’s Shareholders for U.K. tax purposes of their Solexa Shares, taking into account any applicable relief (see below).

      Solexa Shareholders accepting the Offer will to the extent that they receive Lynx Common Stock not be treated at such time as having made a disposal of Solexa Shares. Instead, their new holdings of Lynx Common Stock should be treated as the same assets as their Solexa Shares, acquired at the same time and for the same consideration as those shares so that any gain will effectively be “rollover” into the new Lynx Common Stock. Solexa Shareholders who receive a cash payment in respect of fractional entitlement of Lynx Common Stock may, depending on their individual circumstances, have a liability to pay UK capital gains tax.

U.K. Tax Consequences of Disposing of Lynx Common Stock

      The subsequent disposal of Lynx Common Stock acquired pursuant to the Offer will normally constitute a disposal for the purposes of taxation of chargeable gains and may, depending on individual circumstances, give rise to a liability to United Kingdom taxation.

      “Taper relief,” which applies to individual investors and trustees (but not to corporate investors), may apply on any disposal to reduce the chargeable gain assessable to tax. The reduction in the gain will depend on the period for which the investments have been held. Individual shareholders will also benefit from an annual exemption (£8200 for the 2004/5 tax year). Corporate investors will not qualify for taper relief or the annual exemption, though any gain may be tempered by a reduction to take account of inflation (“indexation allowance”).

      Individuals not domiciled in the United Kingdom, who are resident or ordinarily resident in the United Kingdom, or who return to the United Kingdom after a period of temporary non-residence, are liable to capital gains tax on gains from disposals of assets situated outside the United Kingdom only in respect of amounts remitted to, or treated as remitted to, the United Kingdom.

      Individuals not resident or ordinarily resident in the United Kingdom would normally not be subject to U.K. taxation on capital gains on acceptance of the Offer nor on any subsequent disposal of Lynx Common Stock acquired pursuant to the Offer unless either:

•	they are temporarily non-resident (i.e., they were previously a long term resident of the United Kingdom and have spent less than five years resident outside the United Kingdom — in which case gains realized during the period of non-residence from disposals of assets held when they left the United Kingdom are charged in the first year of return to the United Kingdom); or

•	they are carrying on a trade through a branch or agency in the United Kingdom and the asset concerned was used for the purposes of that branch or agency.

      Companies who are not resident in the U.K. would normally not be subject to U.K. taxation on capital gains on acceptance of the Offer nor on any subsequent disposal of Lynx Common Stock acquired pursuant to the Offer unless they are carrying on a trade through a permanent establishment in the U.K. and the asset concerned was used for the purposes of that permanent establishment.

      Solexa Shareholders who acquire or acquired their Solexa Shares by exercising rights under a Solexa Option Plan are reminded that special tax provisions may apply to them on the exercise or exchange of options or on any disposal of Solexa Shares acquired under a Solexa Option Plan, including provisions imposing a charge to United Kingdom income tax.

Stamp Duty and Stamp Duty Reserve Tax

      No stamp duty nor stamp duty reserve tax will be payable on the receipt by Solexa Shareholders of Lynx Common Stock pursuant to the Offer. Provided that any instrument of transfer is executed and retained outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will be payable in respect of transfers of Lynx Common Stock. This section applies to all shareholders whether or not resident or ordinarily resident in the United Kingdom.

Dividends

      U.K. resident and domiciled holders of shares of Lynx Common Stock will, in general, be subject to U.K. income tax or corporation tax on the gross amount of dividends paid on the shares of Lynx Common Stock. Dividends received by U.K. corporation taxpayers will be taxed at the prevailing corporation tax rate. An individual shareholder will generally be chargeable to income tax on dividends paid on the shares of Lynx common stock at the Schedule F ordinary rate (currently 10%) or, to the extent that such stockholder’s income exceeds the threshold for higher-rate tax, at the Schedule F upper rate (currently 32.5%). Credit will be available against income or corporation tax for any U.S. tax required to be deducted or withheld from the dividends, provided that such credit does not exceed the credit which would have been allowed had all reasonable steps been taken (such steps including any claims which could be made by the relevant holder under the terms of the double taxation agreement between the United States and the United Kingdom) to minimize such U.S. tax.

      Additional credits may be available to U.K. holders of Lynx Common Stock who control directly or indirectly 10% or more of the voting power in Lynx. Any such holders should consult their own tax advisers regarding the U.K. taxation of dividends received on the shares of Lynx Common Stock.

      Holders of shares of Lynx Common Stock who are resident in the United Kingdom but domiciled outside the United Kingdom will be liable to income tax only in respect of amounts remitted to, or treated as remitted to, the United Kingdom in respect of dividends paid on Lynx Common Stock.

      Any Solexa Shareholder or participant in a Solexa Option Plan who is in any doubt about such shareholder’s tax position should consult such shareholder’s professional advisor immediately.

Regulatory Approval

      The transaction is subject to antitrust laws. For the reasons described in greater detail in the section “Regulatory Matters; Hart-Scott-Rodino Act and Antitrust” on page 58 of the registration statement, the transaction between the parties is not presently believed to be subject to the reporting and waiting provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act. Thus, no filings have been made or are presently contemplated with the U.S. Department of Justice and the U.S. Federal Trade Commission. Nevertheless, either the Department of Justice or the Federal Trade Commission as well as a foreign regulatory agency or government, state or private person, may challenge the transaction at any time before or after completion.

Fees and Expenses

      Except as set forth below, Lynx will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Solexa share capital pursuant to the Offer or acceptances of the Offer.

      In connection with the financial advisory services rendered by Seven Hills, Lynx has agreed to pay Seven Hills a retainer fee of $50,000 and a transaction a fee of $500,000 plus one percent of the total of the consideration to be paid by Lynx and the financing received by Lynx upon completion of the transaction. Lynx also agreed to pay Seven Hills a fee of $250,000 in connection with its opinion, which fee will be credited against the transaction fee. Lynx has agreed to reimburse Seven Hills for its reasonable out-of-pocket expenses and to indemnify Seven Hills and related persons against specified liabilities relating to or arising out of services performed by Seven Hills.

      Lynx has retained Gargoyle Partners LLP to review and approve certain of the documents relating to the Offer and the Option Offer which constitute a financial promotion under the Financial Services and Markets Act 2000. Lynx has agreed to pay Gargoyle Partners LLP a transaction fee of £20,000. Lynx has also agreed to reimburse Gargoyle Partners LLP for its reasonable out-of-pocket expenses including all reasonable fees and disbursements of Gargoyle Partners LLP’s legal advisors. The maximum amount that may be claimed by Gargoyle Partners LLP in respect of its out-of-pocket expenses is £6,500, subject to increase with the approval of Lynx, such approval not to be unreasonably withheld.

      In addition, Lynx has retained EquiServe Trust Company, N.A., Inc. to act as the exchange agent in connection with the offer. EquiServe Trust Company, N.A. has not been retained to make solicitations or recommendations in its role as exchange agent. EquiServe Trust Company, N.A. will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

      Brokers, dealers, commercial banks and trust companies will be reimbursed by Lynx for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

Documents Available for Inspection

      Copies of the following documents are available for inspection at the offices of Solexa during normal business hours on any week day (public holidays excepted) from the date the Offer has commenced until the Offer is no longer open for acceptance:

(a) the Certificate of Incorporation and By-laws of Lynx;

(b) the Articles of Association of Solexa;

(c) the audited consolidated accounts of Lynx for the last 2 financial years ended December 31, 2002 and 2003;

(d) the audited consolidated accounts of Solexa for the last 2 financial years ended December 31, 2002 and 2003;

(e) the irrevocable undertakings referred to in paragraph 9.2 of the letter from the Chairman of Lynx; and

(f) this offer letter and the form of acceptance.

CHAPTER SIX — ADDITIONAL INFORMATION

LEGAL MATTERS

      The validity of the shares of Lynx common stock offered by this document and certain legal matters with respect to the material United States federal income tax consequences of the transaction will be passed upon for Lynx by Cooley Godward LLP, Palo Alto, California. Certain legal matters with respect to the material United States federal income tax consequences of the transaction will be passed upon for Solexa by Heller Ehrman White & McAuliffe LLP, Menlo Park, California.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited the consolidated financial statements included in the Annual Report on Form 10-K, as amended, of Lynx for the year ended December 31, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of Lynx to continue as a going concern as described in Note 18 to the consolidated financial statements), which is incorporated by reference in this proxy statement/ prospectus which forms a part of the Registration Statement of Lynx. These financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

      The financial statements of Solexa at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This document incorporates by reference the annual report, on Form 10-K, for the year ended December 31, 2003, as amended, of Lynx, as well as other reports that are not presented in or delivered with this document. Copies of the Lynx annual report are delivered with this proxy statement/ prospectus to stockholders of Lynx.

      In addition, Lynx files reports, proxy statements and other information with the SEC. Lynx stockholders and Solexa shareholders may read and copy any reports, proxy statements or other information filed by Lynx at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

      Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling Securities and Exchange Commission at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding Lynx. The address of the SEC website is http://www.sec.gov.

      Reports, proxy statements and other information regarding Lynx may also be inspected at The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      The SEC allows Lynx to “incorporate by reference” information into this proxy statement/ prospectus, which means that Lynx can disclose important information to its stockholders by referring them to another document filed separately with the SEC. The documents incorporated by reference into this proxy statement/ prospectus contain important information that you should read about Lynx.

      The following documents, which have been filed by Lynx with the SEC, are incorporated by reference into this document:

1. Lynx’s Form 10-K Annual Report for the fiscal year ended December 31, 2003 and filed on March 30, 2004 (File No. 000-22570);

2. Lynx’s Form 10-K/ A Annual Report for the fiscal year ended December 31, 2003 and filed on April 29, 2004 (File No. 000-22570);

3. Lynx’s Form 10-K/ A Annual Report for the fiscal year ended December 31, 2003 and filed on June 30, 2004 (File No. 000-22570);

4. Lynx’s Form 10-K/ A Annual Report for the fiscal year ended December 31, 2003 and filed on October 22, 2004 (File No. 000-22570);

5. Lynx’s Form 10-Q Quarterly Report for the quarter ended March 31, 2004 and filed on May 13, 2004 (File No. 000-22570);

6. Lynx’s Form 10-Q Quarterly Report for the quarter ended June 30, 2004 and filed on August 13, 2004 (File No. 000-22570);

7. Lynx’s Form 10-Q Quarterly Report for the quarter ended September 30, 2004 and filed on November 15, 2004 (File No. 000-22570);

8. Lynx’s Current Report on Form 8-K dated December 31, 2003 and filed on March 12, 2004 (File No. 000-22570); and

9. Lynx’s Current Reports on Form 8-K filed on March 12, 2004 (File No. 000-22570), September 30, 2004 (File No. 000-22570), October 26, 2004 (File No. 000-22570), November 22, 2004 (File No. 000-22570), January 3, 2005 (File No. 000-22570) and January 10, 2005 (File No. 000-22570).

      Lynx has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Lynx.

      If you are a Lynx stockholder, you may have previously received some of the documents incorporated by reference in this proxy statement/ prospectus, but you can obtain any of them through Lynx, the SEC or the SEC’s internet website as described above. Documents incorporated by reference are available from Lynx without charge, excluding all exhibits, unless Lynx has specifically incorporated by reference an exhibit in this proxy statement/ prospectus. You may obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from Lynx at the following address:

Lynx Therapeutics, Inc.

25861 Industrial Boulevard
Hayward, California 94545
Attn: Investor Relations
Telephone: (510) 670-9300

      If you would like to request documents from Lynx, please do so by February 22, 2005 in order to receive them before your annual meeting.

      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

      Lynx has filed a registration statement under the Securities Act with the SEC with respect to Lynx common stock to be issued to Solexa shareholders in the transaction. This proxy statement/ prospectus constitutes the prospectus of Lynx filed as part of the registration statement. This proxy statement/ prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying at the SEC’s offices as set forth above.

      If you are Lynx stockholder, you should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus to vote on the issuance of Lynx common stock in the transaction and the resulting change of control of Lynx. If you are Solexa shareholder, you should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus to decide whether to accept Lynx’s offer. Lynx and Solexa have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/ prospectus. This proxy statement/ prospectus is dated January 24, 2005. You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than January 24, 2005, and neither the mailing of the proxy statement/ prospectus to Lynx stockholders and Solexa shareholders nor the issuance of Lynx common stock in the transaction shall create any implication to the contrary.

Information on Lynx’s Website

      Information on any Lynx internet website or the website of any subsidiary of Lynx is not part of this document and you should not rely on that information in deciding whether to approve the proposals described in the proxy statement/ prospectus, unless that information is also in this document or in a document that is incorporated by reference in this document.

Information on Solexa’s Website

      Information on any Solexa internet website or the website of any subsidiary of Solexa is not part of this document and you should not rely on that information in deciding whether to approve the proposals described in the proxy statement/ prospectus, unless that information is also in this document or in a document that is incorporated by reference in this document.

SOLEXA LIMITED

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004 (unaudited)	F-3
 Statements of Operations for the years ended December 31, 2001, 2002 and 2003, the period from September 2, 1998 (inception) to December 31, 2003, the nine months ended September 30, 2003 and 2004 (unaudited) and the period from September 2, 1998 (inception) to September 30, 2004 (unaudited)
F-4
Statement of Shareholders’ (Deficit) Equity for the period from September 2, 1998 (inception) to December 31, 2003 and for the nine months ended September 30, 2004 (unaudited)	F-5
 Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003, the period from September 2, 1998 (inception) to December 31, 2003, the nine months ended September 30, 2003 and 2004 (unaudited) and the period from September 2, 1998 (inception) to September 30, 2004 (unaudited)
F-7
Notes to the Financial Statements	F-9

SOLEXA LIMITED

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Solexa Limited

      We have audited the accompanying balance sheets of Solexa Limited (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, movements in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003 and for the period from September 2, 1998 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solexa Limited (a development stage company) as at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 and for the period from September 2, 1998 (inception) to December 31, 2003 in conformity with United States generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Cambridge, England

October 28, 2004

SOLEXA LIMITED

(A Development Stage Company)

BALANCE SHEETS

	December 31,		September 30,

	2002	2003	2004

			(Unaudited)

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$13,295	$8,907	$12,244
Accounts receivable	97	42	144
Prepaid expenses and other current assets	487	239	1,015

Total current assets	13,879	9,188	13,403
Intangible assets, net	—	—	1,887
Property and equipment, net	1,134	1,213	936
Loan receivable from Lynx Therapeutics, Inc.	—	—	2,000

Total assets	$15,013	$10,401	$18,226

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$806	$752	$1,689
Current portion of equipment financing	—	18	21

Total current liabilities	806	770	1,710
Equipment financing, net of current portion	—	25	10
Preferred “B” redeemable convertible shares, 0.37 cents (0.25p) par value:
Authorized: nil at December 31, 2002 and 2003, 4,444,444 at September 30, 2004
Issued and outstanding: nil at December 31, 2002 and 2003, 4,166,666 at September 30, 2004	—	—	13,593

Total liabilities	806	795	15,313

Commitments and contingencies
Shareholders’ equity:
“A” convertible ordinary shares, 0.37 cents (0.25p) par value:
Authorized: 4,000,000 at December 31, 2002 and 2003, 5,066,669 at September 30, 2004
Issued and outstanding: 4,000,000 at December 31, 2002 and 2003, 5,000,002 at September 30, 2004	15	15	19
Ordinary shares, 0.37 cents (0.25p) par value:
Authorized: 3,648,513 at December 31, 2002 and 2003, 4,428,513 at September 30, 2004
Issued and outstanding: 2,338,138 at December 31, 2002 and 2003 and at September 30, 2004	9	9	9
Additional paid-in capital	21,085	21,085	21,382
Deficit accumulated during the development stage	(8,227)	(13,876)	(20,953)
Accumulated other comprehensive income	1,325	2,373	2,456

Total shareholders’ equity	14,207	9,606	2,913

Total liabilities and shareholders’ equity	$15,013	$10,401	$18,226

See accompanying notes

SOLEXA LIMITED

(A Development Stage Company)

STATEMENTS OF OPERATIONS

				Period from			Period from
				September 2,	Nine Months Ended		September 2,
	Year Ended December 31,			1998 (Inception)	September 30,		1998 (Inception)
				to December 31,			to September 30,
	2001	2002	2003	2003	2003	2004	2004

	(In thousands, except per share amounts)
					(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Service income	$—	$—	$7	$7	$—	$72	$79
Operating expenses:
Research and development	1,918	4,308	5,639	12,749	3,889	4,774	17,523
General and administrative	695	1,008	1,087	3,162	1,006	2,122	5,284

Total operating expenses	2,613	5,316	6,726	15,911	4,895	6,896	22,807

Operating loss	(2,613)	(5,316)	(6,719)	(15,904)	(4,895)	(6,824)	(22,728)
Other income (expense):
Interest income	222	555	368	1,203	287	226	1,429
Interest expense	(118)	—	(5)	(175)	—	—	(175)

Total other income (expense)	104	555	363	1,028	287	226	1,254

Loss before income tax benefit	(2,509)	(4,761)	(6,356)	(14,876)	(4,608)	(6,598)	(21,474)
Income tax benefit	—	(293)	(707)	(1,000)	—	—	(1,000)

Net loss	(2,509)	(4,468)	(5,649)	(13,876)	(4,608)	(6,598)	(20,474)
Dividends	—	—	—	—	—	(479)	(479)

Net loss attributable to ordinary shareholders	$(2,509)	$(4,468)	$(5,649)	$(13,876)	$(4,608)	$(7,077)	$(20,953)

Net loss per share — Basic and Diluted	$(0.76)	$(0.61)	$(0.77)		$(0.63)	$(1.08)

Weighted average number shares used to compute basic and diluted loss per share	3,285	7,338	7,338		7,338	6,565

See accompanying notes

SOLEXA LIMITED

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ (DEFICIT) EQUITY

						Deficit	Accumulated
	“A” Convertible					Accumulated	Other
	Ordinary Shares		Ordinary Shares		Additional	During the	Comprehensive
					Paid-in	Development	Income
	Shares	Amount	Shares	Amount	Capital	Stage	(Loss)	Total

	(In thousands, except share amounts)
On incorporation (September 2, 1998)	—	$—	—	$—	$—	$—	$—	$—
Issuance of ordinary shares in October 1998 at 0.25p (0.37 cents) per share for cash	—	—	725,000	3	—	—	—	3
Issuance of ordinary shares in October 1998 at £0.73 ($1.07) per share for cash	—	—	275,000	1	294	—	—	295
Loss for the financial period	—	—	—	—	—	(98)	—	(98)
Foreign currency translation	—	—	—	—	—	—	36	36

Comprehensive loss								(62)

At December 31, 1998	—	—	1,000,000	4	294	(98)	36	236
Issuance of ordinary shares in May and October 1999 at £1 ($1.47) per share for cash, net of issuance expenses of $3,000	—	—	400,000	1	584	—	—	585
Loss for the financial period	—	—	—	—	—	(366)	—	(366)
Foreign currency translation	—	—	—	—	—	—	56	56

Comprehensive loss								(310)

At December 31, 1999	—	—	1,400,000	5	878	(464)	92	511
Issuance of ordinary shares in November 2000 at £1 ($1.47) per share for cash	—	—	60,000	—	88	—	—	88
Loss for the financial period	—	—	—	—	—	(786)	—	(786)
Foreign currency translation	—	—	—	—	—	—	(25)	(25)

Comprehensive loss								(811)

At December 31, 2000	—	—	1,460,000	5	966	(1,250)	67	(212)

SOLEXA LIMITED

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ (DEFICIT) EQUITY — (Continued)

						Deficit	Accumulated
	“A” Convertible					Accumulated	Other
	Ordinary Shares		Ordinary Shares		Additional	During the	Comprehensive
					Paid-in	Development	Income
	Shares	Amount	Shares	Amount	Capital	Stage	(Loss)	Total

	(In thousands, except share amounts)
Issuance of “A” ordinary shares in September 2001 at £3 ($4.41) per share for cash, net of issuance costs of $107,000	4,000,000	$15	—	$—	$17,505	$—	$—	$17,520
Issuance of ordinary shares in February 2001 at £1 ($1.47) per share for cash	—		20,000	1	28	—		29
Conversion of loan into ordinary shares in September 2001 at £2 ($2.94) per share	—	—	858,138	3	2,518	—	—	2,521
Fair value of options issued to consultants	—	—	—	—	38	—	—	38
Loss for the financial period	—	—	—	—	—	(2,509)	—	(2,509)
Foreign currency translation	—	—	—	—	—	—	(251)	(251)

Comprehensive loss								(2,760)

At December 31, 2001	4,000,000	15	2,338,138	9	21,055	(3,759)	(184)	17,136
Fair value of options issued to consultants	—	—	—	—	30	—	—	30
Loss for the financial period	—	—	—	—	—	(4,468)	—	(4,468)
Foreign currency translation	—	—	—	—	—	—	1,509	1,509

Comprehensive loss								(2,959)

At December 31, 2002	4,000,000	15	2,338,138	9	21,085	(8,227)	1,325	14,207
Loss for the financial period	—	—	—	—	—	(5,649)	—	(5,649)
Foreign currency translation	—	—	—	—	—	—	1,048	1,048

Comprehensive loss								(4,601)

At December 31, 2003	4,000,000	15	2,338,138	9	21,085	(13,876)	2,373	9,606
Bonus issue of “A” ordinary shares in July 2004 (unaudited)	1,000,002	4	—	—	(4)	—	—	—
Accrued dividends (unaudited)	—	—	—	—	301	—	—	301
Loss for the financial period (unaudited)	—	—	—	—	—	(7,077)	—	(7,077)
Foreign currency translation (unaudited)	—	—	—	—	—	—	83	83

Comprehensive loss (unaudited)								(6,994)

At September 30, 2004 (unaudited)	5,000,002	$19	2,338,138	$9	$21,382	$(20,953)	$2,456	$2,913

SOLEXA LIMITED

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

				Period from			Period from
				September 2,	Nine Months Ended		September 2,
	Year Ended December 31,			1998 (Inception)	September 30,		1998 (Inception)
				to December 31,			to September 30,
	2001	2002	2003	2003	2003	2004	2004

					(Unaudited)	(Unaudited)	(Unaudited)

	(In thousands)
Operating activities:
Net loss	$(2,509)	$(4,468)	$(5,649)	$(13,876)	$(4,608)	$(7,077)	$(20,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	182	396	539	1,188	398	588	1,776
Non-cash dividend charge	—	—	—	—	—	479	479
Non-cash interest charge in relation to convertible loan stock	117	—	—	173	—	—	173
Non-cash charge in relation to options issued to consultants	38	30	—	68	—	—	68
Changes in operating assets and liabilities:
Accounts receivable	(1)	1	(7)	(32)	—	(103)	(135)
Prepaid expenses and other current assets	(131)	(339)	345	(176)	375	(778)	(954)
Accounts payable and other accrued liabilities	479	(48)	(131)	620	(180)	940	1,560

Net cash used in operating activities	(1,825)	(4,428)	(4,903)	(12,035)	(4,015)	(5,951)	(17,986)

Investing activities:
Purchase of property and equipment	(591)	(571)	(445)	(2,164)	(469)	(172)	(2,336)
Purchase of technology rights	—	—	—	—	—	(2,031)	(2,031)
Loan to Lynx Therapeutics, Inc.	—	—	—	—	—	(2,020)	(2,020)
Receipt from sale of tangible fixed assets	—	—	1	1	1	—	1

Net cash used in investing activities	(591)	(571)	(444)	(2,163)	(468)	(4,223)	(6,386)

Financing activities:
Payments of capital lease obligations	—	—	(15)	(15)	—	(14)	(29)
Proceeds from issuance of ordinary and preferred shares, net of issuance costs	17,694	—	—	18,774	—	13,459	32,233
Loans drawn down in year, net of issuance costs	—	—	—	2,374	—	—	2,374

Net cash provided by (used in) financing activities	17,694	—	(15)	21,133	—	13,445	34,578

SOLEXA LIMITED

(A Development Stage Company)

STATEMENTS OF CASH FLOWS — (Continued)

				Period from			Period from
				September 2,	Nine Months Ended		September 2,
	Year Ended December 31,			1998 (Inception)	September 30,		1998 (Inception)
				to December 31,			to September 30,
	2001	2002	2003	2003	2003	2004	2004

					(Unaudited)	(Unaudited)	(Unaudited)

	(In thousands)
Net increase (decrease) in cash and cash equivalents	$15,278	$(4,999)	$(5,362)	$6,935	$(4,483)	$3,271	$10,206
Effect of exchange rate differences on cash and cash equivalents	(278)	1,441	974	1,972	1,087	66	2,038
Cash and cash equivalents, beginning of period	1,853	16,853	13,295	—	13,295	8,907	—

Cash and cash equivalents, end of period	$16,853	$13,295	$8,907	$8,907	$9,899	$12,244	$12,244

Supplemental cash flow information:
Cash paid during the period for:
Interest	$—	$—	$5	$5	$—	$4	$9
Schedule of non-cash transactions
Acquisitions of equipment purchased through capital leases	$—	$—	$(40)	$(40)	$—	$—	$(40)
Conversion of loan into ordinary shares	$2,369	$—	$—	$2,369	$—	$—	$2,369

SOLEXA LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

1.	Formation and Business of the Company

      Solexa Limited, (the “Company”) was incorporated in England and Wales on September 2, 1998 as Intercede 1356 Limited. On October 9, 1998 the Company changed its name to Solexa Limited. The principal activity of the Company is the development of novel techniques for the analysis of DNA.

      The Company has not yet generated substantial revenues from its operations. Accordingly, through the date of these financial statements, the Company is considered to be in the development stage.

      The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The Company has experienced operating losses since its inception of $14 million, including a net loss of $6 million for the year ended December 31, 2003 and expects such losses to continue as it furthers its research and development programs. The presence and size of these potential losses will depend, in part, on the rate of growth, if any, in the Company’s revenues and on the level of its expenses. As of December 31, 2003, and September 30, 2004, the Company’s cash and cash equivalents were $8.9 million and $12.2 million, respectively.

      The Company is involved in research and development activities and until it is able to convert this activity into a significant profitable revenue stream it will continue to rely on financial support from investors. If such finance were not available it might not be appropriate to continue recording the assets and liabilities of the Company at the values set out in the balance sheet and, accordingly, adjustments might be required to write down the value of assets and recognize contingent and other liabilities.

      On July 30, 2004, Solexa issued 4,166,666 Series B preferred shares resulting in net proceeds of $13.5 million. On October 18, 2004 the Company completed a subsequent issue of 277,778 Series B preferred shares raising net proceeds of $0.9 million. The directors believe that with the funds raised in July and October 2004, the Company’s current cash and cash equivalents will be sufficient to enable it to meet its projected operating and capital requirements through at least the end of December 2005. The Company may seek additional financing, as needed through arrangements with customers, collaborators, and licensees and equity or debt offerings. Although there can be no assurance that additional financing will be available, the directors believe that financial support to carry out the Company’s activities will continue to be made available. They have therefore prepared these financial statements on a going concern basis while recognizing that the Company will require further funding to complete the development of its technology before it is able to generate profits. The terms on which such funding may be available, if at all, will be dependent upon the results of ongoing research and development activities. If the Company is unable to secure additional financing on reasonable terms, or is unable to generate sufficient new sources of revenue through arrangements with customers, collaborators and licensees, the Company will be forced to take substantial restructuring actions, which may include significantly reducing its anticipated level of expenditures, the sale of some or all of its assets, or obtaining funds by entering into financing or collaborative agreements on unattractive terms, or the Company will not be able to fund operations.

      The condensed financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 are unaudited, but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for their fair presentation. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

2.	Summary of Significant Accounting Policies

      The financial information contained in these financial statements does not constitute statutory accounts as defined in section 240 of the Companies Act 1985, as amended, of Great Britain. Statutory accounts for the

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

years ended December 31, 2001, 2002 and 2003 on which the auditors’ reports were unqualified and did not contain a statement under section 237 (2) or (3) of that Act have been delivered to the Registrar of Companies for England and Wales.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk and Other Risks and Uncertainties

      Financial instruments which potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are invested in deposits with one major bank in the United Kingdom. Deposits in this bank may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

      For the year ended December 31, 2003 and the nine months ended September 30, 2004, revenue from one customer accounted for 88% of the Company’s revenues.

Foreign Currency and Currency Translation

      Monetary transactions in foreign currencies are translated into pounds sterling at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into pounds sterling at the rate of exchange ruling at the balance sheet date. Transaction gains and losses are recognized in operating expenses within the Statement of Operations.

      These financial statements are presented in U.S. dollars. Translation of balance sheet data from pounds sterling to U.S. dollars is made at the exchange rate ruling at the balance sheet date. Translation of operating statement and cash flow amounts is made at the average exchange rate for the period. Translation gains and losses are recognized within “other comprehensive income.”

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less at the time of initial deposit to be cash equivalents.

      The Company invests its surplus cash in bank term deposits, having a maturity period of between one day and one year. These deposits can be terminated early at a nominal cost. Accordingly, all cash resources with original maturity of three months or less have been classified as cash equivalents and those with original maturity of more than three months as short-term investments.

Fair Value of Financial Instruments

      For financial instruments consisting of cash and cash equivalents, accounts payable and accrued liabilities included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities.

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

Property and Equipment

      Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which are generally three to four years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Intangible Assets

      Acquired technology rights are capitalized at cost and amortized on a straight-line basis over their estimated useful lives, which are generally seven years.

Impairment of Long-lived Assets

      In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through December 31, 2003, there have been no such impairments.

Revenue Recognition

      Revenues are earned on amounts invoiced to customers in respect of services supplied. The Company recognizes revenue when persuasive evidence of an arrangement exists; services have been rendered; the fee is fixed and determinable; and collectibility is reasonably assured. Determination of whether persuasive evidence of an arrangement exists and whether services have been rendered are based on management’s judgments regarding the fixed nature of the fee charged for the analysis performed and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Research and Development Expenditures

      Research and development expenditures consist primarily of costs associated with compensation and other expenses for research and development personnel, supplies and development materials, costs for consultants and related contract research, facility costs, amortization of purchased technology and depreciation. Expenditures relating to research and development are expensed as incurred.

Leased Assets

      The costs of operating leases are charged to operations on a straight-line basis over the lease term.

      Where the Company enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. The asset is recorded in the balance sheet as an asset and is depreciated in accordance with the above depreciation policies. The capital elements of future lease payments are recorded as liabilities and the interest is charged to operations over the period of the lease.

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

Pension Costs

      The Company operates a defined contribution pension plan. Contributions are charged to the operating statement as they become payable in accordance with the rules of the plan.

Income Taxes

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

      Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

      Credit for research and development tax credits is taken in the accounting period of receipt from the U.K. Inland Revenue, in respect of qualifying research and development costs incurred.

Net Loss Per Share and Anti-dilutive Securities

      Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. The following potentially dilutive outstanding securities were not considered in the computation of diluted net loss per share because they would be anti-dilutive:

	Year Ended December 31,
				Nine Months Ended
	2001	2002	2003	September 30, 2004

				(Unaudited)
Options to purchase ordinary shares	520,875	861,042	1,052,783	2,075,903
“B” preferred shares	—	—	—	4,166,667

	520,875	861,042	1,052,783	6,242,570

      Basic and diluted net loss per share has been restated in accordance with SFAS No. 128, “Earnings Per Share,” as a result of the bonus issue in July 2004.

Stock-Based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB25”). Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of the Company’s ordinary shares and the exercise price of the option. SFAS No. 123, “Accounting for Stock-Based Compensation,” defines a “fair value” based method of accounting for an employee stock option or similar equity instrument.

      The Company accounts for equity instruments issued to non employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services.”

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

      The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements. The following results may not be representative of future periods.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)

	(In thousands, except per share amounts)
Net loss applicable to ordinary shareholders, as reported	$(2,509)	$(4,468)	$(5,649)	$(4,608)	$(7,077)
Less: total stock-based employee compensation determined under fair value based method for all awards	(135)	(42)	(19)	(19)	(95)

Adjusted net loss	$(2,644)	$(4,510)	$(5,668)	$(4,627)	$(7,172)

Net loss per ordinary share, basic and diluted:
As reported	$(0.76)	$(0.61)	$(0.77)	$(0.63)	$(1.08)

Adjusted	$(0.80)	$(0.61)	$(0.77)	$(0.63)	$(1.09)

      The fair value of each option granted is estimated on the date of grant using the minimum value option valuation model and the following weighted average assumptions:

	Years Ended			Nine Months Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)
Risk free interest rate	4.35%	2.98%	2.84%	2.84%	3.36%
Expected life (in years)	5	5	5	5	5
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%

      Based on the above assumption, the weighted average estimated fair values of options granted were $0.49, $0.24, $0.12 and $0.23 per share for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, respectively.

      The minimum value option valuation model is based on the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of fair value of the Company’s stock options.

Comprehensive Income (Loss)

      In accordance with SFAS No. 130, “Reporting Comprehensive Income,” all components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

they are recognized. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, are reported, net of any related tax effect, to arrive at comprehensive income (loss).

Recent Accounting Pronouncements

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities to the first reporting period ended after March 15, 2004. As the Company has no variable interest entities, the adoption of FIN 46 will not have an impact on the Company’s financial position, cash flows or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or in some circumstances, as an asset) if, at inception, the monetary value of the obligation is based solely or predominantly on: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares or (c) variations inversely related to changes in the fair value of the issuer’s equity shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the consolidated financial statements.

3.	Cash and Cash Equivalents

      The following is a summary of cash and cash equivalents at December 31, 2002 and 2003 and June 30, 2004:

	December 31,
			September 30,
	2002	2003	2004

			(Unaudited)

	(In thousands)
Cash	$36	$192	$—
Deposits with original maturity of less than three months	13,259	8,715	12,244

	$13,295	$8,907	$12,244

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

4.	Prepaid Expenses and Other Current Assets

      The following is a summary of prepaid expenses and other current assets at December 31, 2002 and 2003 and September 30, 2004:

	December 31,
			September 30,
	2002	2003	2004

			(Unaudited)

	(In thousands)
Research and development tax credit	$313	$—	$—
Prepaid merger costs	—	—	803
Other prepaid expenses	123	190	130
Other debtors	51	49	82

	$487	$239	$1,015

5.	Intangible Assets

      Intangible assets consisted of the following:

	December 31,
			September 30,
	2002	2003	2004

			(Unaudited)

	(In thousands)
Acquired technology rights	$—	$—	$2,006
Less accumulated amortization	—	—	(119)

Intangible assets, net	$—	$—	$1,887

      Acquired technology rights are being amortized over their useful economic life of seven years.

      The technology rights were acquired from Manteia SA under the terms of a joint asset purchase agreement with Lynx Therapeutics, Inc. (“Lynx”).

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

6.	Property and Equipment

      Property and equipment consisted of the following:

		December 31,
				September 30,
	Useful Lives in Years	2002	2003	2004

				(Unaudited)

		(In thousands)
Leasehold property	remaining lease term (2 years) or useful life, whichever is the shorter	$205	$278	$284
Laboratory equipment	4	1,264	1,794	1,939
Office equipment	4	84	95	105
Computer equipment	3-4	278	403	442

		1,831	2,570	2,770
Less accumulated depreciation
and amortization		(697)	(1,357)	(1,834)

Property and equipment, net		$1,134	$1,213	$936

      Depreciation charged for the years ended December 31, 2001, 2002 and 2003 was $182,000, $396,000 and $539,000 respectively.

      The cost of assets held under capital leases at December 31, 2002 and 2003 was nil and $60,000 respectively. Accumulated depreciation on assets under capital leases as at December 31, 2002 and 2003 was nil and $10,000 respectively.

7.	Accounts Payable and Accrued Liabilities

      Accounts payable and accrued liabilities consisted of the following:

	December 31,
			September 30,
	2002	2003	2004

			(Unaudited)

	(In thousands)
Accounts payable	$315	$352	$677
Taxes payable and social security	78	156	136
Pension contributions payable	28	35	37
Accrued expenses and deferred income	385	209	839

	$806	$752	$1,689

8.	Related Party Transactions

      Dr. Balasubramian, an employee of the University of Cambridge and a shareholder and director of the Company, received $33,000 (2002: $30,000; 2001: $29,000) for consultancy services provided to the Company. As at December 31, 2003 and 2002, no amounts were payable by the Company to Dr. Balasubramian.

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

      $18,000 (2002: $20,000; 2001: $19,000) was paid to Dr. Rink, a shareholder and director of the Company in respect of consultancy services provided. At December 31, 2003 $8,000 was payable by the Company to Mr. Rink (2002: $4,000).

9.	Commitments

Licensing and Research Agreements

      The Company has entered into various research, license and collaboration agreements to support its research and development activities. At December 31, 2003, the Company had no outstanding commitments under such agreements.

Leases

      In 2003, the Company entered into a two-year lease for its corporate headquarters and research and development facility in Cambridge, U.K.

      Rent expense, which includes lease payments related to the Company’s corporate headquarters and research and development facility and other rent related expenses, was $130,000, $154,000 and $217,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

      As at December 31, 2003, the Company had $50,000 (net book value) of plant and equipment financed through long-term obligations. The obligation under the equipment lease is secured by the equipment financed, bears interest at 19% and is due in monthly installments.

      Annual future minimum payments are as follows at December 31, 2003:

	Capital	Operating
	Leases	Leases

	(In thousands)
2004	$24	$250
2005	24	125
2006	6	—

	54	$375

Less amount representing interest	(11)

Present value of future minimum lease payments	43
Less current portion	(18)

Long-term portion	$25

10.	Contingencies

      In the ordinary course of business the Company may be subject to legal proceedings and claims. The Company is not currently subject to any legal proceedings.

      On June 24, 2004, the Company entered into a service agreement with Mr. McCooke, a director and shareholder. Under the terms of the agreement a bonus payment of $225,000 (£125,000) is payable to Mr. McCooke upon the successful completion of a merger or takeover between the Company and Lynx Therapeutics, Inc.

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

11.	Shareholders’ Equity

Ordinary shares, ‘A’ ordinary shares and ‘B’ preferred shares

      Each Ordinary and ‘A’ ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Each ‘B’ preferred share entitles the holder to one vote for every ordinary share into which the ‘B’ preferred shares are convertible. When a dividend is declared by the Board, all ‘A’ ordinary and ‘B’ preferred shareholders are entitled to receive a fixed dividend accruing at a rate of 8% per annum (accruing on a daily basis and calculated on a simple and not compounded basis). The dividend payable to holders of the ‘B’ preferred shares is in priority to the dividend payable to the holders of the ‘A’ ordinary shares, which in turn is in priority to any dividend which the Board may declare as payable to the holders of all Ordinary shares. To date, no dividends have been declared.

      In the event of liquidation of the Company, the return of assets to Ordinary shareholders shall be applied in the following order of priority:

      1. First in paying to the holders of the ‘B’ preferred shares the greater of a) 1.5 times the subscription price paid by them per share together with an amount equal to any arrears or accruals of dividends on the ‘B’ preferred shares and b) an amount equal to any arrears or accruals of dividends on the ‘B’ preferred shares together with the amount which the holders would receive if their ‘B’ preferred shares had been converted into Ordinary shares immediately prior to such liquidation.

      2. Second in paying to the holders of the ‘A’ ordinary shares the greater of a) the subscription price paid by them per share (£3 or $4.41) together with an amount equal to any arrears or accruals of dividends on the ‘A’ ordinary shares and b) an amount equal to any arrears or accruals of dividends on the ‘A’ ordinary shares, the amount which the holders would receive if their ‘A’ ordinary shares had been converted into Ordinary shares immediately prior to such liquidation on a one to one basis.

      3. Third in paying to the holders of the Ordinary shares any remaining capital after payment of all outstanding liabilities.

      Any holder of ‘A’ ordinary shares may require the Company to convert their ‘A’ ordinary shares into Ordinary shares on a one to one basis. Any holder of ‘B’ preferred shares may require the Company to convert their ‘B’ preferred shares into Ordinary shares at a ratio of one Ordinary shares for each ‘B’ preferred share. This ratio may be adjusted if additional shares are issued by the Company in accordance with anti-dilution provisions.

      In the event of a merger and/or consolidation of the Company or an acquisition of or by the Company, which results in the shareholders receiving at least 40% of the nominal share capital and at least 40% of the voting control in the surviving or succeeding entity the shareholders shall be entitled, immediately prior to or upon the completion of such event, to the following:

(a) in the case of the ‘B’ Preferred Shareholders, at the election of the ‘B’ Majority and in priority to all other Shareholders, either:

(i) to receive, pro rata, the number of equity securities of the surviving entity determined by multiplying the sum of the subscription price paid for the ‘B’ preferred shares plus the per share arrears accrued on or after January 1, 2005 by the number of outstanding ‘B’ preferred shares and by 1.25 and dividing the result by the per share price of the equity securities issued in the merger provided, that the maximum number of equity securities issuable shall not exceed the aggregate number of equity securities issued to all other shareholders calculated on a fully-diluted basis, as if

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

all ‘A’ ordinary shares, all ‘B’ preferred shares and all convertible securities had been fully converted into ordinary shares and any outstanding options had been fully exercised; or

(ii) to have each ‘B’ preferred share held converted into 1.25 ordinary shares; then

(b) in the case of the ‘A’ ordinary shareholders, at the election of 51% of the ‘A’ ordinary shareholders, either:

(i) to receive, pro rata, the number of equity securities of the surviving entity determined by multiplying the sum of the ‘A’ ordinary subscription price for each such share plus the per share arrears accrued on or after January 1, 2005 by the number of outstanding ‘A’ ordinary shares, and by dividing the result by the per share price of the equity securities issued in the merger provided, however, that the maximum number of equity securities issuable shall not exceed four times the aggregate number of the equity securities issued in such a merger to the holders of ordinary shares calculated on a fully-diluted basis, as if all ‘A’ ordinary shares, all ‘B’ preferred shares and all convertible securities had been fully converted into ordinary shares any outstanding options had been fully exercised; or

(ii) to have converted into, and re-designated as, ordinary shares at a rate of one ordinary share per each ‘A’ ordinary share held; then

(c) in the case of the ordinary shareholders, the remaining equity securities of the surviving entity that are distributable to the shareholders of the Company.

As regards redemption any ‘B’ preferred shareholder subject to approval by the Investor Majority may request in writing that the Company redeem on or after July 31, 2010 all of their ‘B’ preferred shares a cash amount equivalent to the greater of either (i) the subscription price paid by that shareholder plus the arrears, or (ii) the fair value of the ‘B’ preferred shares being redeemed.

Share Option Plan

      The Company operates three share option schemes as follows:

The Solexa Share Option Plan for Consultants

      This plan was adopted by the Company on April 14, 1999. Options may be granted under this plan to consultants and vest over four years from the date of grant with 25% vesting on the first anniversary of the date of grant, and the remainder vesting at the rate of 1/36 per complete month thereafter. Options only become exercisable after the third anniversary of the date of grant, to the extent they have vested.

The Solexa Unapproved Company Share Option Plan

      This plan was adopted by the Company on January 23, 2001. Options may be granted under the unapproved scheme to employees and generally vest over four years from the date employment starts (or for subsequent awards, from the date awarded) with 25% vesting on the first anniversary of the date of grant, and the remainder vesting at the rate of 1/36 per complete month thereafter. Options are exercisable once vested.

The Solexa Ltd Enterprise Management Incentive Plan (the “EMI Plan”)

      This plan was adopted by the Company on May 22, 2002. Options may be granted under the EMI Plan to employees and generally vest over four years from the date employment starts (or for subsequent awards, from

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

the date awarded) with 25% vesting on the first anniversary of the date of grant, and the remainder vesting at the rate of 1/36 per complete month thereafter. Options are exercisable once vested.

      During 2003 137,450 options which had conditional vesting terms dependent upon milestone achievement were granted to all employees except directors. As at June 30, 2004 the Board had agreed that 50% of the award should start vesting on April 1, 2004, with the remaining 50% on June 1, 2004.

      A summary of the Company’s share options activity and related information is as follows:

		Weighted
	Options	Average
	Outstanding	Exercise Price

Balance at January 1, 2001	150,375	$1.29
Granted	324,000	1.44
Lapsed	(8,833)	1.36

Balance at December 31, 2001	465,542	1.39
Granted	323,500	1.50
Lapsed	(2,000)	1.50

Balance at December 31, 2002	787,042	1.56
Granted	287,450	0.68
Lapsed	(21,709)	1.64

Balance at December 31, 2003	1,052,783	1.46
Granted (unaudited)	1,065,301	0.57
Lapsed (unaudited)	(42,181)	0.97

Balance at September 30, 2004 (unaudited)	2,075,903	$1.10

      The following table summarizes information about options outstanding at December 31, 2003:

		Weighted
		Average
		Remaining
	Number	Contractual Life	Number
Exercise Price	Outstanding	(Years)	Exercisable

$0.73	269,450	9.27	27,250
$0.96	18,000	9.95	—
$1.29	72,625	5.63	72,625
$1.79	692,708	8.13	433,885

	1,052,783		533,760

12.	Pension Plans

      The Company operates a defined contribution personal pension plan for substantially all of its employees. Company contributions to the plan totaled $88,000, $197,000 and $286,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

13.	Taxes

      The Company has made a taxable loss in each of the operating periods since incorporation. The tax credits of nil, $293,000 and $707,000 for the years ended December 31, 2001, 2002 and 2003, respectively, represent U.K. research and development tax relief against such expenditures in the United Kingdom.

      A reconciliation of the (benefit) provision for income taxes with the amount computed by applying the U.K. statutory corporation tax rate of 30% to loss before income taxes is as follows:

	Year Ended, December 31,

	2001	2002	2003

	(In thousands)
Loss before income taxes	$(2,509)	$(4,761)	$(6,356)

Income tax expense computed at statutory corporation tax rate	$(753)	$(1,428)	$(1,907)
Permanent differences	33	15	10
Change in valuation allowance	717	1,060	1,019
Prior year adjustment to tax losses and timing differences	3	353	878
Research and development tax relief	—	(293)	(707)

	$—	$(293)	$(707)

      Significant components of the Company’s deferred tax assets are shown below:

	December 31,

	2002	2003

	(In thousands)
Deferred tax assets (liabilities):
Net operating loss carryforwards	$2,651	$4,013
Depreciation and amortization	(340)	(353)
Other temporary differences	2	10

Total net deferred tax assets	2,313	3,670
Valuation allowance for deferred tax assets	(2,313)	(3,670)

Net deferred taxes	$—	$—

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. A valuation allowance has been established, as realization of such assets is uncertain.

      The Company has, subject to agreement with the U.K. Inland Revenue, the following tax losses and accumulated tax losses available for carry forward against future operations, which under U.K. tax laws do not expire:

	December 31,

	2002	2003

	(In thousands)
Accumulated tax losses	$5,939	$13,375

SOLEXA LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 and 2004 is unaudited)

14.	Subsequent Events

      On August 12, 2004, the Company and Lynx entered into a loan agreement pursuant to which Lynx has received from the Company advances totaling $2.5 million upon completion of certain milestones, the last $500,000 of which was paid on October 15, 2004.

      On September 28, 2004, the Company entered into an acquisition agreement with Lynx. Under the terms of the agreement Lynx will acquire the entire issued and outstanding share capital of the Company, subject to Lynx’s shareholder approval and acceptance of the offer by Solexa’s shareholders.

ANNEX A

ACQUISITION AGREEMENT

dated as of

September 28, 2004

by and between

SOLEXA LIMITED

and
LYNX THERAPEUTICS, INC.

A-i

A-ii

ACQUISITION AGREEMENT

      ACQUISITION AGREEMENT (this “Agreement”), dated as of September 28, 2004, by and between Solexa Limited, a company registered in England and Wales having its principal place of business at Chesterford Research Park, Little Chesterford, Nr Saffron Walden, Essex, Great Britain CB10 1XL (the “Company”) and Lynx Therapeutics, Inc., a Delaware corporation having its principal place of business at 25861 Industrial Boulevard, Hayward, California 94545 (“Parent”).

      WHEREAS, the Board of Directors of the Company or a duly authorized sub-committee appointed by the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Option Offer (each as defined below) are in the best interests of the Company, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the shareholders of the Company accept the Offer;

      WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously resolved (i) that this Agreement and the transactions contemplated hereby, including the issuance of shares of Parent common stock, par value $0.01 per share (“Parent Common Stock”), in connection with the Offer and the Option Offer, are fair to and in the best interest of the stockholders of Parent, (ii) to approve this Agreement and the transactions contemplated hereby, and (iii) to recommend that the stockholders of Parent approve the issuance of the shares of Parent Common Stock in connection with the Offer and the Option Offer and approve the other matters referred to in Section 1.1(f) of this Agreement;

      WHEREAS, in furtherance thereof, it is proposed that Parent shall, as promptly as practicable following the Effective Date (as defined below), commence (i) an exchange offer (the “Offer”) to acquire all of the outstanding ’B’ preferred shares of (pound)0.0025 each in the capital of the Company (the “B Preferred Shares”), to acquire all of the outstanding ’A’ ordinary shares of (pound)0.0025 each in the capital of the Company (the “A Ordinary Shares”), and to acquire all of the outstanding ordinary shares of (pound)0.0025 each in the capital of the Company (the “Ordinary Shares” and, together with the B Preferred Shares and the A Ordinary Shares, the “Shares”), in exchange for shares of Parent Common Stock, and (ii) the Option Offer (as defined below), each in accordance with the terms and subject to the conditions provided herein;

      WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Company shareholders and optionholders identified on Schedule 1 to this Agreement are entering into Company Support Agreements in substantially the form attached hereto as Exhibit A (the “Company Support Agreements”);

      WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Parent stockholders and optionholders identified on Schedule 2 to this Agreement are entering into Parent Support Agreements in substantially the form attached hereto as Exhibit B (the “Parent Support Agreements”);

      WHEREAS, Parent and the Company have previously entered into a Loan Agreement, dated as of August 12, 2004 (the “Loan Agreement”), which provides for the terms and conditions on which the Company has made certain loans to, and would make certain loans to Parent following the date hereof, and further provides for certain rights and remedies of the parties in the event that this Agreement shall be terminated prior to the consummation of the Offer;

      WHEREAS, concurrently with the execution of this Agreement, Parent and the Company have entered into a letter agreement setting forth the parties’ agreement as to the interpretation of certain of the terms of the Loan Agreement as they relate to the provisions of this Agreement (the “Loan Agreement Side Letter”);

      WHEREAS, the parties intend that the exchange of shares contemplated by the Offer will qualify as a tax-free rollover of shares under Sections 126-138A of the United Kingdom Taxation of Chargeable Gains Act of 1992 (the “TCGA”) and as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986 (the “Code”); and

      WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Option Offer and also to prescribe various conditions to consummation of the Offer and the Option Offer.

      NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE OFFER

      SECTION 1.1     The Offer.

      (a) Provided that (i) this Agreement shall not have been terminated in accordance with Section 7.1 and (ii) no event set forth in Annex A hereto shall have occurred and be continuing (unless such event shall have been waived by Parent or the Company, as applicable), as promptly as practicable following the effective date of the Registration Statement referred to in Section 1.1(d) below (the “Effective Date”), Parent shall commence the Offer for any and all of the Shares at the various Exchange Ratios contemplated by Section 1.1(b) below. The obligation of Parent to first issue shares of Parent Common Stock in exchange for Shares pursuant to the Offer (the “First Closing”) shall be subject only to (i) the valid acceptances of the Offer (and not, where permitted, withdrawn) by holders of at least ninety percent (90%) in nominal value of each of the issued B Preferred Shares, the issued A Ordinary Shares and the issued Ordinary Shares to which the Offer relates (the “Minimum Condition”) (and the expression “Offer” shall be construed in accordance with section 428 of the United Kingdom Companies Act 1985 (the “Companies Act”)), and (ii) the satisfaction or waiver (in accordance with the terms of this Section 1.1 (a)) of the other conditions set forth in Annex A. Parent shall not make any changes in the terms and conditions of the Offer without the prior written approval of the Company. It is agreed that the conditions set forth in Section 1 of Annex A are for the sole benefit of Parent and may be waived by Parent (and only by Parent), in whole or in part at any time and from time to time, in its sole discretion. It is agreed that the conditions set forth in Section 2 of Annex A are for the sole benefit of the Company and may be waived by the Company (and only by the Company), in whole or in part at any time and from time to time, in its sole discretion. To evidence the satisfaction of the conditions set forth in Section 2 of Annex A, the Company shall deliver to Parent on the First Closing Date (as defined below) a certificate, executed by the Chief Executive Officer of the Company, indicating the Company’s concurrence that the conditions set forth in Section 2 of Annex A shall have been satisfied. Parent shall not be permitted to issue Parent Common Stock in exchange for Shares pursuant to the Offer until after it has received the certificate described in the preceding sentence from the Company. The failure by Parent or the Company, as the case may be, at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

      (b) The consideration to be offered by Parent to the holders of Ordinary Shares, A Ordinary Shares and B Preferred Shares in the Offer shall be as follows:

(i) Each holder of Ordinary Share(s) shall be entitled to receive 0.88637 of a share of Parent Common Stock for each Ordinary Share held (the “Ordinary Share Exchange Ratio”).

(ii) Each holder of A Ordinary Share(s) shall be entitled to receive 2.75326 shares of Parent Common Stock for each A Ordinary Share held (the “A Ordinary Share Exchange Ratio”).

(iii) Each holder of B Preferred Share(s) shall be entitled to receive 2.61560 shares of Parent Common Stock for each B Preferred Share held (the “B Preferred Exchange Ratio” and, together with the Ordinary Share Exchange Ratio and the A Ordinary Share Exchange Ratio, the “Exchange Ratios”);

provided, however, that the maximum number of shares of Parent Common Stock to be issued by Parent (x) pursuant to the Offers and (y) in connection with the Compulsory Acquisition contemplated by Section 5.7 hereof, to the extent applicable, and (z) upon exercise (whenever exercised) of the options to acquire Parent Common Stock received in exchange for Company Options (as defined below) pursuant to the

Option Offer (as defined below), is 29,500,000 (the “Total Share Consideration”). Section 1.1(b) of the Company Disclosure Letter sets forth the proposed allocation of the Total Share Consideration among the holders of Shares and/or Company Options as of the date hereof; provided, however, that the Company may, prior to the commencement of the Offer by Parent pursuant to Section 1.1(a) above, provide a written update of such allocation to Parent, and Parent shall be entitled to rely exclusively on such written update in allocating the Total Share Consideration among the holders of Shares and/or Company Options, as appropriate. In the event that the total number of shares of Parent Common Stock issued, or to be issued, pursuant to the transactions identified in (x), (y) and (z) of this Section 1.1(b) above following application of the Exchange Ratios set forth in Section 1.1(b)(i)-(iii) above shall be less than the Total Share Consideration, then an additional number of shares of Parent Common Stock shall be issued on a pro rata basis to the holders of Shares and Company Options so that the total number of shares of Parent Common Stock issued, or to be issued, pursuant to the transactions identified in (x), (y) and (z) of this Section 1.1(b) shall be equal to the Total Share Consideration. Each holder’s “pro rata” amount shall be a fraction, the numerator of which is the number of shares of Parent Common Stock issued, or to be issued, to such holder of Shares in the Offer or Company Options under the Option Offer and the denominator of which is the number of shares of Parent Common Stock issued, or to be issued, to all holders of Shares in the Offer and all holders of Company Options in the Option Offer.

      (c) Subject to the terms and conditions thereof, the Offer shall expire at midnight, New York City time, on the date that is the later of (i) twenty (20) Business Days after the date the Offer is commenced and (ii) five (5) Business Days following the date on which the Parent Stockholder Approvals (as defined in Section 1.1(f) hereof) shall have been received; provided, however, that (i) Parent shall (A) from time to time, extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, but not beyond the Final Date (as defined in Section 7.1(b)(ii)), (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) applicable to the Offer, and (C) extend the Offer or the Option Offer for any period required by the rules of any Company Share Option Scheme. Subject to the terms and conditions of the Offer and this Agreement, on the First Closing Date (as defined below) and each Subsequent Closing Date (as defined below) Parent shall issue shares of Parent Common Stock in exchange for all Shares in respect of which valid acceptances have been received by such date (and not, where permitted, withdrawn) pursuant to the Offer or pursuant to the compulsory acquisition procedures set forth in Section 5.7. The “First Closing Date” shall be the second Business Day following satisfaction of the Minimum Condition and the satisfaction or waiver of the conditions set forth in Annex A. Should less than all of the Shares (including for purposes of this Section 1.1(c) Ordinary Shares issued or to be issued by the Company upon exercise of Company Options pursuant to the Option Offer), be exchanged for Parent Common Stock on the First Closing Date, Parent shall, at one or more subsequent closings (the date of each subsequent closing being a “Subsequent Closing Date”) accept for exchange, and issue shares of Parent Common Stock for, all Shares in respect of which valid acceptances have been received (and not, where permitted, withdrawn) on or before such Subsequent Closing Date. No fraction of a share of Parent Common Stock will be issued upon consummation of the Offer, but in lieu thereof each accepting shareholder or optionholder, in the case of optionholders exercising Company Options pursuant to the Option Offer as set forth in Section 1.4 below, and who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) in the Offer or Option Offer, as appropriate, shall receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the closing price of one (1) share of Parent Common Stock, as reported on the Nasdaq SmallCap Market (“Nasdaq”), for the last trading day immediately prior to the First Closing Date. A “Business Day” means any day of the year on which banking institutions in San Francisco and London are open to the public for conducting business and are not required or authorized to close.

      (d) Parent shall use its reasonable best efforts to, within twenty (20) Business Days of the date of this Agreement, prepare and file with the SEC a registration statement on Form S-4 to register the offer and sale of Parent Common Stock pursuant to the Offer (the “Registration Statement”). The Company shall cooperate in good faith with, and provide reasonable assistance to, Parent in the preparation of the

Registration Statement. The Registration Statement will include (i) a prospectus with respect to the Parent Common Stock to be issued in the Offer and (ii) proxy materials which shall constitute the proxy statement for the Parent Stockholders Meeting (as defined in Section 1.1(f)) (such proxy statement/ prospectus, and any amendments or supplements thereto, the “Proxy Statement/ Prospectus”). On the date the Offer is commenced, Parent shall cause to be disseminated to holders of Shares the Proxy Statement/ Prospectus and any other documents and Offer documentation required in connection with the Offer pursuant to all relevant United Kingdom regulatory requirements, including those of the United Kingdom Financial Services Authority (the “FSA”) (together, the “Offer Documents”). Parent agrees that it shall cause the Offer Documents to comply in all material respects with all applicable United States and United Kingdom federal, state, local or foreign statutes, laws and regulations (“Law”). Parent further agrees that the Offer Documents, on the date first published, sent or given to the Company’s shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to information supplied by the Company or any of its shareholders in writing specifically for inclusion or incorporation by reference in the Offer Documents. The Company agrees that the information provided by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and the Company agrees promptly to correct any information provided by it for use in the Registration Statement or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be disseminated to the Company’s shareholders, in each case as and to the extent required by applicable Law. The Company and its counsel shall be given reasonable opportunity to review and comment on the Registration Statement and the Offer Documents prior to the filing thereof with the SEC (but except as set forth above, shall not accept responsibility or liability for such filings). Parent agrees to provide in writing to the Company and its counsel with any comments Parent or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments and shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Parent to such comments. Parent shall provide the Company with copies of any written responses to the SEC or its staff and shall notify the Company with respect to any oral responses to the SEC or its staff. Parent shall use all reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing and to maintain such effectiveness for so long as shall be required for the issuance of Parent Common Stock pursuant to the Offer. Following the Effective Date, Parent shall file the final prospectus included therein under Rule 424(b) promulgated pursuant to the Securities Act.

      (e) Parent hereby approves of and consents to the transactions contemplated by this Agreement, including the Offer and the Option Offer, and represents that the Parent Board, at a meeting duly called and held on September 28, 2004, subject to the terms and conditions set forth herein, has unanimously: (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of shares of Parent Common Stock in connection with the Offer and the Option Offer, are fair to and in the best interest of the stockholders of Parent, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the stockholders of Parent approve the issuance of the shares of Parent Common Stock in connection with the Offer and approve the other matters referred to in Section 1.1(f) hereof.

      (f) Promptly after the date hereof, Parent shall take all action necessary in accordance with applicable Law and its certificate of incorporation and bylaws to call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) to be held as promptly as practicable, and in any event within 45 days after the Effective Date, for the purpose of (i) approving the issuance of shares of Parent Common Stock in connection with the Offer, (ii) approving the change-of-control of Parent in connection with the transactions contemplated by this Agreement, (iii) approving an amendment to Parent’s 1992 Stock Option Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares; and

(iv) approving each of the other proposals that Parent and the Company shall deem reasonably necessary for the purposes of effecting the transactions contemplated hereby (clauses (i), (ii) and (iii) above being referred to together herein as the “Parent Stockholder Approvals”). Parent will use its reasonable best efforts to solicit from its stockholders proxies in favor of the Parent Stockholder Approvals and will take all other action necessary to secure the vote or consent of its stockholders required by the rules of Nasdaq and applicable Law. To facilitate the foregoing, Parent agrees that promptly following the date of this Agreement it shall retain a nationally recognized proxy solicitor to assist Parent in its stockholder solicitation efforts and Parent shall make arrangements with such solicitor such that the solicitor shall give to Parent and the Company periodic updates (at least once every other week) regarding the status of the solicitation efforts. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/ Prospectus is provided to Parent’s stockholders in advance of a vote on the Parent Stockholder Approvals or, if as of the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/ Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Parent shall ensure that the Parent Stockholders Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Parent in connection with the Parent Stockholders Meeting are solicited, in compliance with applicable Law, its certificate of incorporation and bylaws and the rules of Nasdaq.

      (g) As soon as reasonably practicable following the date of this Agreement and if required by any applicable law, Parent shall engage a person authorized by the Financial Services Authority for the purposes of approving the Offer Documents and any documents to be delivered to the holders of Company Options pursuant to the Option Offer, each of which constitutes “financial promotion” under Section 21 of the Financial Services and Markets Act 2000.

      (h) Parent agrees to use its commercially reasonable efforts to: (i) within 30 days of the First Closing Date, file a post-effective amendment to the Registration Statement on Form S-3 registering the resale by those Company shareholders who; (A) have executed Company Support Agreements, and (B) may be deemed to be an “affiliate” of the Company, as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations, of the Parent Common Stock issuable to such shareholders in the Offer, and (ii) cause such post-effective amendment on Form S-3 to be declared effective under the Securities Act as promptly as practicable after its filing, and in any event within one hundred eighty (180) days following the First Closing Date. The various terms and procedures associated with resale under such registration statement are set forth in the Company Support Agreements between Parent and certain Company shareholders.

      SECTION 1.2     Company Actions With Respect to the Offer.

      (a) The Company hereby approves of and consents to the transactions contemplated by this Agreement, including the terms of the Offer and the Option Offer set out in this Agreement, and represents that the Company Board or a duly authorized sub-committee appointed by the Company Board, at a meeting duly called and held on September 23, 2004, subject to the terms and conditions set forth herein, has unanimously: (i) determined that this Agreement and the transactions contemplated hereby, including the Offer, are in the best interests of the Company; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) resolved to recommend that the shareholders of the Company accept the Offer.

      (b) In connection with the Offer, the Company shall, promptly following a request by Parent, furnish Parent with such information, including updated lists of the shareholders and optionholders of the Company and updated lists of Shares and options held by such shareholders and optionholders, and such assistance as Parent or its agents may reasonably request in communicating (i) the Offer to the record holders of the Shares and (ii) the Option Offer to the holders of Company Options. Subject to any applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Option Offer, Parent and its agents shall hold in confidence the information contained in any such listings and files, will use such information only in connection with the Offer and the

Option Offer and, if this Agreement shall be terminated prior to the consummation of the Offer and the Option Offer, will deliver, and will use its reasonable best efforts to cause its agents to deliver, to the Company all copies and any extracts or summaries from such information then in their possession or control.

      (c) Solely in connection with the execution by certain of the shareholders of the Company of the Company Support Agreements and in connection with the exchange of Shares pursuant to the Offer, the Company hereby waives any and all rights of first refusal it may have with respect to Shares owned by, or issuable to, any person, other than rights to repurchase unvested shares, if any, that may be held by persons pursuant to the grant of restricted stock purchase rights or following exercise of employee stock options.

      SECTION 1.3     Boards of Directors.

      (a) The Parent Board will take all actions necessary such that, on the First Closing Date, the Parent Board shall consist of Craig C. Taylor, Genghis Lloyd-Harris, Thomas Daniel, Hermann Hauser, Mark Carthy and John West. In addition, on the First Closing Date, one or more other directors who shall be mutually acceptable to the Parent Board and the Company Board shall be appointed to the Parent Board. The parties shall ensure that the composition of the Parent Board upon such appointments shall comply with the rules and regulations of Nasdaq and the SEC. John West shall be appointed as Chief Executive Officer of Parent, effective on the First Closing Date and contingent upon the occurrence of the First Closing Date.

      (b) Parent’s obligation to reconstitute the Parent Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and accordingly Parent shall promptly take all action required pursuant to such Section and Rule in order to fulfill its obligations under this Section 1.3 and shall include in the Proxy Statement/ Prospectus such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.3. The Company shall promptly supply to Parent in writing and be solely responsible for any information with respect to itself and its officers, directors and affiliates required by such Section and Rule.

      (c) The Company Board will take all actions necessary such that, on the First Closing Date, the Company Board shall consist of one or more of the following individuals who shall be mutually acceptable to the Parent Board and the Company Board: John West, Dr. Tony Smith, Dr. Shankar Balasubramanian and Dr. Steve Allen.

      SECTION 1.4     Stock Options and Stock Plans.

      (a) Provided that (i) this Agreement shall not have been terminated in accordance with Section 7.1 and (ii) none of the events set forth in Annex A hereto that would entitle Parent to fail to consummate the Offer shall have occurred and be continuing (and shall not have been waived by Parent or the Company, as applicable), either concurrently with the commencement of the Offer or as soon thereafter as reasonably practicable but in no event later than four weeks following the commencement of the Offer, Parent shall commence an exchange offer (the “Option Offer”) for each outstanding option to acquire Ordinary Shares (each, a “Company Option” and together, the “Company Options”) under the Solexa Share Option Plan for Consultants (the “Consultant Share Option Scheme”), the Solexa Unapproved Company Share Option Plan (the “Unapproved Share Option Scheme”) and the Solexa Limited Enterprise Management Incentive Plan (the “Management Share Option Scheme” and, together with the Consultant Share Option Scheme and the Unapproved Share Option Scheme, the “Company Share Option Schemes”) on the terms contemplated by Section 1.4(b) below.

      (b) Under the Option Offer, each outstanding Company Option under the Company Share Option Schemes, to the extent vested or, in the event that the Company Acquisition procedure is invoked, whether vested or unvested, shall, (i) at the election of the holder of each Company Option either, (A) be exercised in accordance with rules of the relevant Company Share Option Scheme and such Ordinary Shares received upon the exercise be exchanged for shares of Parent Common Stock on the same terms as those offered under the Offer (the “Option Exercise”); or (B) become an option to acquire, on the same terms and conditions as were applicable under the relevant Company Share Option Scheme immediately prior to the First Closing Date, including the same vesting schedule, a number of shares of Parent Common Stock equal to the number of Ordinary Shares issuable upon the exercise of each such Company Option prior to the First Closing Date multiplied by the Ordinary Share Exchange Ratio (“Option Roll Over”); or (ii) in the event that neither the Option Exercise nor the Option Roll Over are chosen, lapse. Upon an Option Roll Over, the exercise price for each such share of Parent Common Stock shall (i) be converted into United States dollars based on the Exchange Rate (as defined below) and, (ii) shall equal the per share exercise price of the applicable Company Option (as converted to United States dollars) divided by the Ordinary Share Exchange Ratio. The number of shares of Parent Common Stock issuable upon the exercise of any Company Option after the First Closing Date shall be rounded down to the nearest whole share. For purposes of this Agreement, the term “Exchange Rate” shall be deemed to refer to the British pounds to United States dollars currency exchange rate quoted in the Wall Street Journal, West Coast Edition, on the Business Day immediately prior to the relevant date of exercise. Any election by a holder of Company Options pursuant to the Option Offer will be conditional upon the exchange by Parent of Shares pursuant to the Offer on the First Closing Date.

      (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Options converted in accordance with this Section 1.4. As promptly as practicable after the First Closing Date, Parent shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the Parent Common Stock subject to such options and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as such options remain outstanding.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Parent, except as set forth in the disclosure letter supplied by the Company to Parent dated as of the date hereof (the “Company Disclosure Letter”), as follows:

      SECTION 2.1     Information and Executives; Organization and Qualification.

      (a) The registered owners of the B Preferred Shares, A Ordinary Shares and Ordinary Shares, and the number of Shares held by such owners, are set forth on Schedule 2.1 of the Company Disclosure Letter and all of such Shares are fully paid and comprise the entire issued share capital of the Company. None of the share capital of the Company (whether issued or unissued) is under any option or other right to acquire by the Company or subject to any mortgage, charge (fixed or floating), pledge, lien, security, interest or other third party right (including rights of pre-emption) created by the Company and no dividends or other rights or benefits have been declared, made or paid or agreed to be declared, made or paid thereon.

      (b) The Company is an entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. No receiver has been appointed in respect of the Company or in respect of any of its assets nor has any administration order been made nor any notice issued for convening a meeting at which a resolution is to be proposed for the winding up of the Company, and nor has any such resolution been passed.

      SECTION 2.2     Company Financial Statements.

      (a) The Company has made available to Parent a copy of the Company’s audited balance sheet as of December 31, 2003 and the related statements of income for the fiscal year then ended, accompanied by the report of the Company’s independent public accountants and the directors’ report(s) thereon (the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with accounting principles, standards and practices which are generally accepted in the United Kingdom (“UK GAAP”) and on the same basis and in accordance with the same accounting policies as the corresponding accounts for the preceding financial year, comply with the requirements of the Companies Act 1985 and give a true and fair view of the state of affairs of the Company on the date of such financial statements and of the profits and losses for the period concerned. The Company’s audited balance sheet as of December 31, 2003 is referred to in this Agreement as the “Company Balance Sheet.”

      (b) The Company Balance Sheet makes adequate provision for or, in the case of actual liabilities, properly discloses, notes or takes into account as at the date of the Company Balance Sheet (the “Company Balance Sheet Date”): (i) all liabilities whether actual contingent or disputed; (ii) all capital commitments whether actual or contingent; (iii) all bad and doubtful debts; and (iv) all accrued Taxes (as defined in Section 2.4 below).

      (c) The Company Balance Sheet adequately provides or reserves for all Taxes for which the Company was liable at the Company Balance Sheet Date.

      (d) The profits (or losses) shown in the Company Balance Sheet have not to a material extent been affected (except as disclosed therein) by any extraordinary or exceptional event or circumstance or by any other factor rendering such profits unusually high or low.

      (e) The management accounts for July 2004 (“Management Accounts”) have been prepared in accordance with accounting policies on a basis consistent with the management accounts prepared in the preceding twelve months. To the Knowledge (as defined below) of the Company, the Management Accounts have been prepared in accordance with UK GAAP; provided that the Management Accounts do not contain all of the footnote disclosure that would otherwise be required by UK GAAP and such Management Accounts are subject to normal year-end adjustments which are not anticipated to be material.

      (f) The Management Accounts reflect the financial affairs of the Company (at the date to which they have been prepared), reflect the Company’s results for the period covered thereby and are not inaccurate or misleading in any material respect.

      SECTION 2.3     Events since the Company Balance Sheet Date. Since the Company Balance Sheet Date:

(a) the business of the Company has been carried on in the ordinary course and so as to maintain the same as a going concern;

(b) the Company has not acquired or disposed of or agreed to acquire or dispose of any business or any material asset (other than trading stock in the ordinary course of the business carried on by it) or assumed or acquired any material liability (including a contingent liability);

(c) no dividend or other distribution (as defined by the Income and Corporation Taxes Act of 1988 (“ICTA”)) has been declared, made or paid to the Company’s members nor has it repaid any loan capital or other debenture;

(d) no change has been made (or agreed to be made) in the emoluments or other terms of employment of any of the Company’s employees who are in receipt of remuneration in excess of £50,000 per annum or of any of the directors of the Company nor has the Company paid any bonus or special remuneration to any such employee or any of its directors;

(e) the Company has not borrowed monies (except in the ordinary course of the business carried on by it or from its bankers under agreed loan facilities);

(f) to the Company’s Knowledge, there has not been any deterioration in the financial position or prospects of the business of the Company (whether in consequence of normal trading or otherwise);

(g) no part of the business of the Company has been effected to a material extent by the loss of any important customer, or of any source of supply or by the cancellation or loss of any order or contract or by any other abnormal factor or event nor, to the Company’s Knowledge, are there any circumstances likely to lead thereto;

(h) no employee has been dismissed or made redundant nor has the Company taken or omitted to take any action which would entitle any employee to claim that he has been constructively dismissed; and

(i) there are no liabilities (including contingent liabilities) outstanding on the part of the Company other than those liabilities disclosed in the Company Balance Sheet or incurred in the ordinary and proper course of business since the Company Balance Sheet Date which are similarly disclosed in the books and records of the Company.

      For purposes of this Agreement, “Knowledge” shall mean, with respect to Parent or the Company, as the case may be, with respect to any matter in question, the actual knowledge of the executive officers and members of the Parent Board or the Company Board, as the case may be, after inquiry of his or her direct reports.

      SECTION 2.4     Taxes.

      (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company has duly made all Tax Returns and given or delivered all notices, accounts and information which ought to have been made to and is not involved in any dispute with the Inland Revenue or other authority concerning any matter likely to affect in any way the liability (whether accrued, contingent or future) of it to Taxes of any nature whatsoever or other sums imposed, charged, assessed, levied or payable under the provisions of the taxation statutes and the Company is not aware of any matter which may lead to such dispute.

      (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company has duly paid or fully provided for all Taxes for which it is liable and there are no circumstances in which interest or penalties in respect of Tax not duly paid could be charged against it in respect of any period prior to the Company Balance Sheet Date.

      (c) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, no liability of the Company for Taxes has arisen or will arise prior to the First Closing Date save for corporation Tax payable in respect of normal trading profits earned by it or income Tax deducted under PAYE regulations or national insurance contributions or Value Added Tax or sickness pay for which it is accountable to the Inland Revenue, Customs and Excise or other relevant authority and which has where appropriate been deducted or charged and where due paid to the Inland Revenue or such other relevant authority.

      (d) The Company has not entered into or been a party to any schemes or arrangements designed partly or wholly for the purpose of it or (so far as each of the Company is aware) any other person avoiding the payment or levy of Taxes.

      (e) All documents in the possession of the Company and to which the Company is a party or to the production of which it is entitled and which attract stamp or transfer duty in the United Kingdom or elsewhere have been properly stamped.

      (f) The Company is not involved in and has not in the last six years been involved in any dispute with or investigation by the Inland Revenue or other Taxing Authority concerning any matter likely to affect in any way the liability (whether accrued, contingent or future) of it to Taxes of any nature whatsoever or other sums imposed, charges, assessed, levied or payable under the provisions of the tax statutes and the Company and, to the Knowledge of the Company, there is no matter that exists would lead to such a dispute or investigation.

      (g) The Company is, and has been since incorporation, resident for tax purposes only in the United Kingdom. The Company is duly registered in the United Kingdom for the purposes of value added tax.

      (h) As used in this Agreement, (i) the term “Tax” or “Taxes” shall mean, with respect to any person, (a) all taxes, domestic or foreign, including without limitation any income (net, gross or other, including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by such Person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty, value added or other tax (but excluding stamp duty), or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, additions to tax or additional amounts imposed by any Taxing Authority, (b) any joint or several liability of such person with any other person for the payment of any amounts of the type described in (a) of this definition, including without limitation any liability under U.S. Treasury Regulations Section 1.1502-6 promulgated under the Code and any similar provisions of applicable U.S. state Tax Law, and (c) any liability of such person for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other person; (ii) the term “Tax Return(s)” shall mean all returns, consolidated or otherwise, report or statement (including without limitation informational returns), required to be filed with any Taxing Authority; and (iii) the term “Taxing Authority” shall mean any authority of competent jurisdiction responsible for the imposition of any Tax including, without limitation, the United States Internal Revenue Service, the Inland Revenue, HM Customs and Excise and any other governmental, state, federal or other fiscal, revenue, customs or excise authority, department, agency, body or office whether in the United Kingdom or elsewhere in the world. For purposes of this Agreement, “Material Adverse Effect” with respect to Parent or the Company, as the case may be, means any change, effect, event, occurrence, state of facts or development (i) that is, or is reasonably likely to be, materially adverse to the value, condition (financial or otherwise), business or results of operations of the Company or Parent (and in the case of Parent, taken together with the Subsidiaries of Parent), as the case may be, or (ii) that will, or is reasonably likely to, impair the ability of any party hereto to perform its obligations under this Agreement or prevent or materially delay consummation of any of the transactions contemplated by this Agreement; provided, however, that in the case of clause (i), no adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the United States or the United Kingdom economy as a whole that is not unique to Parent or the Company, as the case may be, and that does not disproportionately affect Parent or the Company, as the case may be, shall be deemed in itself to constitute, or shall be taken into account in determining, whether there has been or will be a Material Adverse Effect.

      SECTION 2.5     Litigation.

      (a) Neither the Company nor, to the Company’s Knowledge, any person for whose acts and defaults it may be vicariously liable, is at present engaged whether as claimant, defendant or otherwise in any legal action, proceeding, mediation or arbitration (or any similar proceedings) which is either in progress or, to the Company’s Knowledge, is threatened or is pending or is being prosecuted for any criminal offence and no governmental or official investigation or inquiry concerning the Company is in progress or, to the Company’s Knowledge, pending that could, individually or in the aggregate, have a Material Adverse Effect on the Company.

      (b) There are no circumstances known to the Company likely to lead to any claim or legal action, proceeding or arbitration (other than as aforesaid) prosecution, investigation or enquiry described in Section 2.5(a) above.

      SECTION 2.6     Property and the Environment.

      (a) The Company has a good and marketable title to and is legal and beneficial owner of the property set forth in Schedule 2.6(a) (the “Company Property”). With the exception of the Company Property, the Company does not own, use or occupy any other land or building whether under a license or otherwise.

      (b) The Company Property is free from all material pledges, claims, liens, charges, encumbrances, leases, tenancies, options, licenses, mortgages and security interests of any kind or nature whatsoever, other than liens for Taxes not yet due and payable and restrictions imposed by applicable securities laws (collectively, “Encumbrances”) and any agreement to create any of them.

      (c) The Company has received no indication that the Company Property is not in a good and substantial state of repair. The Company is not aware of any structural problems in respect thereof and no deleterious substances not approved by any relevant Code of Practice have been used in the construction of the Company Property.

      (d) All covenants, obligations (including without limitation statutory obligations), restrictions and conditions affecting any of the Company Property or the Company as owner or lessee thereof have been observed and performed and all outgoings (including rates) have been duly paid and the Company Property is insured to its full reinstatement value.

      (e) There are no covenants, obligations, restrictions, conditions, easements or encumbrances or statutory consents or authorizations which are of an unusual or onerous nature or which would affect the continued use of any of the Company Property for the purposes of the Company’s business as currently conducted or the value of the Company Property.

      (f) There are no compulsory purchase orders or resolutions affecting the Company Property or, to the Company’s Knowledge, any proposal for such an order or resolution.

      (g) All deeds and documents necessary to prove title to the Company Property are in the possession of the Company and have been or will be duly stamped.

      (h) There is no actual or contingent liability on the part of the Company in relation to any real property other than the Company Property, including any actual or contingent liability as previous lessee or underlessee or guarantor or surety or covenantor in relation to any lease or underlease.

      (i) The Company has obtained and is and has been in compliance with the terms and conditions of all consents required under Environmental Laws required in respect of the Company’s activities and, to the Company’s Knowledge, is and has been in compliance with and has no material actual or contingent liability under Environmental Law and there are no facts or circumstances which so far as the Company is aware are likely to lead to the revocation, suspension or variation of any consent required under Environmental Laws, except in each case as could not, individually or in the aggregate, have or result in a Material Adverse Effect on the Company.

      (j) No conditions exist in respect of or connected with the Company Property in respect of which the Company is or is likely to be responsible under Environmental Law for all or any part of the costs or expenses associated with investigation, treatment, remediation or other works in respect of any Hazardous Substance and no conditions exist in respect of or in connection with any properties previously owned or occupied by the Company whereby the Company is likely to be responsible under Environmental law for all or any part of such costs or expenses.

      (k) Since the Company’s occupation of the Company Property, there are and have been no Hazardous Substances beyond an allowable or permissible quota or limit prescribed or specified under any Environmental Law disposed of, spilled or discharged by the Company in or under the Company Property nor in water or groundwater on or under the Company Property and the Company is not aware of any Hazardous Substances which are or have been present in water or groundwater on or under the Company Property.

      (l) The Company has received no indication of any actual, pending or threatened actions against it by regulatory authorities or third parties in respect of any alleged non-compliance with or liability under Environmental Law.

      (m) As used herein, the term “Environmental Law” means any law, regulation, treaty, directive, decision, code, notice or judgment relating to: (i) the protection, investigation or restoration of the environment, health and safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (iii) noise, odor, wetlands, pollution or contamination to persons or property. As used herein, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which may be the subject of regulatory action by any Government Authority pursuant to any Environmental Law.

      SECTION 2.7     Intellectual Property.

      (a) Section 2.7(a) of the Company Disclosure Letter lists (i) all patents and patent applications, all applications for trademarks, trade names and service marks, and all registered trademarks, trade names, service marks, and copyrights that are owned or purported to be owned by the Company, and such list specifies, as applicable, the jurisdictions by or in which each such patent, trademark, trade name, service mark or copyright has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sub-licenses and other agreements as to which the Company is a party and pursuant to which any person is authorized to use any Company Intellectual Property (as defined below) (“Company Licenses”), and (iii) all material licenses, sub-licenses and other agreements to which the

Company is a party and pursuant to which the Company is authorized to use any third-party Intellectual Property that is included in the Company Intellectual Property (third-party Intellectual Property included in the Company Intellectual Property being referred to in this Agreement as “Company Third-Party Intellectual Property Rights”). All agreements described in Section 2.7 of the Company Disclosure Letter as they relate to Sections 2.7(a)(ii) and (iii) are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity), and to the Company’s Knowledge, neither the Company nor any third party is in material breach of any such agreement described in Section 2.7 of the Company Disclosure Letter. “Intellectual Property” means all United States, state and foreign intellectual property, including, but not limited to all (1) patents, inventions, discoveries, processes, design rights and unregistered designs; copyrights and works of authorship in any media; trademarks, service marks, domain names, trade names, trade dress and other source indicators; trade secrets, ideas, algorithms, samples, media and/or cell lines, formulae, processes, data, database rights (and rights in databases), computer software applications (in both source code and object code form) and other confidential or proprietary information; (2) registrations, applications and recordings related thereto; (3) rights to obtain renewals, extensions, continuations, continuations-in-part, supplementary protection certificates or similar legal protections related thereto; and (4) rights to bring an action at law or in equity for the infringement or other impairment thereof. “Company Intellectual Property” means all the Intellectual Property which is used by the Company in its business including all Intellectual Property in the products and services supplied and/or developed by the Company and any licenses to the Company of Company Third-Party Intellectual Property Rights.

      (b) The Company is the sole legal and beneficial owner of, or is licensed to use, the Company Intellectual Property.

      (c) All Company Intellectual Property owned by the Company is unencumbered and subsisting and, to the Company’s Knowledge, is valid and enforceable, and nothing has been done or so far as the Company is aware omitted to be done which may cause any of it to cease to be so.

      (d) The Company has (i) made all applications for registration for such Company Intellectual Property owned by the Company, all of the Company’s rights in the Company Third-Party Intellectual Property Rights and that the Company considered prudent to be registered in any jurisdiction in which the Company conducts its business; and (ii) taken such other steps as the Company considered prudent for the protection of the Company Intellectual Property owned by the Company and all of the Company’s rights in the Company Third-Party Intellectual Property Rights, including without limitation carrying out all relevant searches in all jurisdictions where the Company conducts its business before registering or using the Company Intellectual Property and repeating such searches on a regular basis.

      (e) Such renewal and extension fees in respect of any registered Company Intellectual Property owned by the Company as the Company considered prudent to be maintained have been duly paid, and all other steps as the Company considered prudent to be taken for the maintenance and protection of any registered Company Intellectual Property owned by the Company have been taken, in any jurisdiction in which they are registered.

      (f) So far as the Company is aware all documents and materials (i) material to the right, title and interest of the Company to the Company Intellectual Property, including without limitation any licenses of the Company Third-Party Intellectual Property Rights; and (ii) necessary for the prosecution or maintenance (as applicable) of all registrations and applications for registrations in relation to the Company Intellectual Property owned by the Company form part of the records or materials in the possession or ownership of the Company.

      (g) None of the Company Intellectual Property is subject, in whole or in part, to any charge or license other than as set out in the Company Licenses and Company Third-Party Intellectual Property Rights. None of the Company Intellectual Property (excluding for the purposes of this warranty Company Third-Party Intellectual Property Rights) is subject, in whole or in part, to any charge other than as set out in the Company Licenses. None of the Company Intellectual Property (excluding for the purposes of this warranty

Company Third-Party Intellectual Property Rights) is subject to any license (or other agreement) on terms that provide any third party to use such Company Intellectual Property, in whole or in part, on an exclusive or royalty-free basis.

      (h) The Company has not (i) authorized or otherwise expressly or impliedly permitted any use whatsoever of the Company Intellectual Property owned by the Company; or (ii) granted to any third party any right or interest in respect of such Company Intellectual Property, other than under a Company License.

      (i) To the Company’s Knowledge, all Company Intellectual Property, including without limitation all Company Third-Party Intellectual Property Rights, will be available for use by the Company on substantially identical terms and conditions immediately following the First Closing Date.

      (j) The Company Intellectual Property comprises all the Intellectual Property reasonably necessary to carry on the business as conducted by the Company as at the date of this Agreement.

      (k) No activities, documents, materials (whether in tangible or intangible form), software, the Company websites, products, services or processes of the Company (or any licensee under any Company Third-Party Intellectual Property Rights in relation to the Company Intellectual Property) involve or have involved the unlicensed use of a third party’s confidential information or give or have given rise to liability to pay compensation or, to the Company’s Knowledge, infringe or have infringed, any Intellectual Property of a third party.

      (l) No third party or competent authority has made any claim, challenge or opposition, to the Company against the Company in relation to the Company Intellectual Property, and. to the Company’s Knowledge, no third party has made or is making any unauthorized use of, or has infringed or is infringing, any Company Intellectual Property.

      (m) To the Company’s Knowledge, no third party has registered or applied to register in any country any Intellectual Property made, or claimed to be owned, by the Company.

      (n) No Company License or license comprising Company Third-Party Intellectual Property Rights, or other agreement in relation to the Company Intellectual Property, has been the subject of any material breach by the Company and the Company has not formally waived any material breach of any other party, and no notice or knowledge of breach of or termination of any license comprising Company Third-Party Intellectual Property Rights has been received by the Company.

      (o) The Company is not subject to any order or injunction or other restrictive measure or undertaking imposed by any court or other body of competent jurisdiction in relation to the Company Intellectual Property (including, without limitation, any prohibition or restriction on use).

      (p) The Company has at all times taken all such steps as it considered prudent to keep confidential all know-how used in the business and the Company has not disclosed (except in the ordinary course of business and in the case of a material disclosure, subject to a binding confidentiality obligation) any of its know-how other than to its employees and professional advisors.

      (q) The Company is entitled to use all know-how in its possession and, to the Company’s Knowledge, there are no restrictions on the use of that know-how.

      (r) No claims, disputes or proceedings in respect of Company Intellectual Property have been settled by the Company in the three years immediately preceding the date hereof.

      (s) There are and have been no claims, formal disputes or proceedings which have a material adverse effect on (i) the Company Intellectual Property owned by the Company or its ownership of the Company Intellectual Property owned by the Company; (ii) the Company’s use of the Company Third-Party Intellectual Property Rights; or (iii) the right of the Company (and any licensee of the Company) to use anywhere in the world any of the Company Intellectual Property.

      (t) No party (whether individual, partnership, or company) retained, commissioned, employed or otherwise engaged by the Company from time to time and who, in the course of such engagement created, discovered or developed work in which Company Intellectual Property subsists has made any claim to the Company, in the three years immediately preceding the date of this Agreement, relating to (i) any right, title or interest in such Intellectual Property; or (ii) any compensation or remuneration in relation to such Intellectual Property whether under section 40 of the United Kingdom Patents Act 1977 or equivalent legislation in the world or otherwise.

      (u) In respect of any personal data processed by the Company, the Company (i) has made all necessary registrations and notifications of its particulars in accordance with the Data Protection Legislation and has listed all notifications and registrations in Section 2.7(u) of the Company Disclosure Letter; (ii) are aware all details supplied to the Information Commissioner in relation to each application for registration or notification are accurate and complete; (iii) comply and will continue to comply with the Data Protection Legislation (including but not limited to the Data Protection Principles) and any guidance notes or guidelines issued by the Information Commissioner; (iv) will co-operate fully in complying with any subject access requests made pursuant to the Data Protection Legislation; and (v) no notice of any kind has been served on the Company under any provision under any part of the Data Protection Legislation or any analogous legislation in any part of the world.

      (v) To the Company’s Knowledge, the contents of the Company websites comply with all laws and regulations and codes of practice in any applicable jurisdiction and the website does not contain any hypertext links to other websites.

      SECTION 2.8     Assets, Debts and Stock.

      (a) None of the book debts included in the Company Financial Statements or which have subsequently arisen have been outstanding for more than two months from their due dates for payment and all such debts have realised or will realise in the normal course of collection their full value save as provided in the Company Financial Statements or in the books of the Company.

      (b) The Company has not granted any security over any part of its undertaking or assets.

      (c) All assets used by and all debts due to the Company or which have otherwise been represented as being its property or due to it or used or held for the purposes of its business are its absolute property to which the Company has good and marketable title and none is the subject of any encumbrance (save in respect of liens arising in the normal course of trading) or the subject of any factoring arrangement, hire-purchase, retention of title, conditional sale or credit sale agreement.

      (d) Each asset needed for the proper conduct of the business of the Company is in good repair and working order (fair wear and tear excepted).

      SECTION 2.9     Contracts with Connected Persons.

      (a) There are no loans made by the Company to any of its directors or shareholders and/or any person connected with any of them and no debts or liabilities owing by the Company to any of its directors or shareholders and/or any person connected with them as aforesaid.

      (b) There are no existing contracts or arrangements to which the Company is a party and in which any of its directors or shareholders and/or any person connected with any of them is interested.

      SECTION 2.10     Employment Arrangements; Employee Benefits.

      (a) Full details of all contracts of service or for services and other arrangements (including, without limitation, details of notice periods and all remuneration) of all officers, employees and consultants of the Company are set out in Section 2.10(a) of the Company Disclosure Letter.

      (b) There are no agreements or other arrangements (binding or otherwise) or outstanding or anticipated claims or disputes between the Company and any trade union or other body representing all or any of the employees of the Company.

      (c) The Company does not owe any amount to, nor does it have any outstanding obligations in respect of, any of its present or former directors, employees or shareholders other than remuneration accrued during the month in which this Agreement has been entered into.

      (d) No gratuitous payment has been made or promised in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former director or employee of the Company.

      (e) There are no agreements or arrangements (whether legally enforceable or not) for the payment of any pensions, allowances, lump sums or other like benefits on redundancy, retirement or on death or during periods of sickness or disablement for the benefit of any director or former director or employee or former employee of the Company or for the benefit of the dependants of any such person.

      (f) There have been no “relevant transfers” to the Company pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981.

      (g) All officers, employees and consultants of the Company have assigned past and have agreed to assign future Intellectual Property and know-how relating to the business of the Company to the Company pursuant to agreements in the form previously delivered to Parent.

      (h) The Company has complied in all respects with its obligations in respect of the group personal pension scheme provided by Scottish Amicable (the “GPP Scheme”) to the employees and directors of the Company. The Company’s sole obligations in connection with the GPP Scheme are limited to providing access to the employees and directors of the Company to the GPP Scheme, paying employer’s contributions to the GPP Scheme and deducting contributions of the members of the GPP Scheme.

      (i) The Company has complied in all material respects with its obligations (including its obligations as trustee and administrator) in respect of the group life assurance scheme (the “Life Assurance Scheme”).

      (j) The Life Assurance Scheme only provides lump sum benefits on the death of employees and directors while in service. All benefits which may become payable to or in respect of employees or directors under the Life Assurance Scheme are fully insured and all related insurance premiums have been paid at the insurance company’s normal rates..

      (k) The Company does not sponsor, participate in, or contribute and has not since its incorporation sponsored, participated in or contributed to any defined benefit scheme.

      (l) To the Company’s Knowledge, the GPP Scheme is approved under Chapter IV, Part XIV of the Income and Corporation Taxes Act 1988, and the Life Assurance Scheme is approved under Chapter I, Part XIV of the Income and Corporation Taxes Act 1988, and there is no matter which might give the Inland Revenue reason to withdraw such approval in respect of other arrangements.

      (m) The Company has complied with its duty to facilitate access to a stakeholder pension scheme under Section 3 of the Welfare Reform and Pensions Act 1999.

      (n) No claim concerning the GPP Scheme or the Life Assurance Scheme (including, without limitation, contact with the Occupational Pensions Regulatory Authority, the Pensions Advisory Service or the Pensions Ombudsman or an application under any internal dispute resolution procedure) has been made by or in respect of any employee or director, and none is pending or threatened. The Company is not aware of any matter which might give rise to such a claim.

      (o) All officers, employees and consultants of the Company have entered into non-disclosure agreements and all officers and employees have executed restrictive covenants preventing competition with the Company in the form previously delivered to Parent.

      (p) Section 2.10(p) of the Company Disclosure Letter sets forth, as of the date hereof, the total outstanding Company Options and (i) the name of the holder of each Company Option, (ii) the exercise price per share of such Company Option, (iii) the number of shares covered by such Company Option, (iv) the vesting schedule for such Company Option, (v) the term of each option and (vi) whether the exerciseability of such Company Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any; provided, however, that the Company may, prior to commencement of the Option Offer by Parent pursuant to Section 1.4(a), provide a written update of Schedule 2.10(p) to Parent. All outstanding Company Options have been duly authorized by the Company Board or a committee thereof, are validly issued, and were issued in compliance with all applicable securities Laws. Except as set forth on Section 2.10(p) of the Company Disclosure Letter, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, any shares in the capital of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares in the capital of the Company, or securities or rights convertible or exchangeable into shares in the capital of the Company.

      (q) The Company has not taken any action that would result in the accelerated vesting, exercisability or payment of any Company Options as a consequence of the execution of, or consummation of, the transactions contemplated by, this Agreement.

      SECTION 2.11     Statutory and Legal Requirements.

      (a) All statutory, municipal, governmental, court and other requirements applicable to the carrying on of the business of the Company, the formation, continuance in existence, creation and issue of securities, management, property or operation of the Company have been complied with, and all permits, authorities, licenses and consents have been obtained and all conditions applicable thereto complied with and so far as the Company is aware there are no circumstances which might lead to the suspension, alteration or cancellation of any such permits, authorities, licenses or consents except where the failure to obtain or maintain such permits, authorities, licenses or consents could not, individually or in the aggregate, be expected to have a Material Adverse Effect on the Company, nor is there any agreement which materially restricts the fields within which the Company may carry on its business.

      (b) The Company has not committed and is not liable for any criminal, illegal, unlawful, ultra vires or unauthorized act or breach of covenant, contract or statutory duty and so far as each of the Company is aware no officer or senior manager of the Company has committed any crime other than minor traffic offences.

      (c) No person, not being a director of the Company, has any actual or ostensible authority, whether under a power of attorney, agency agreement or otherwise, to commit the Company to any obligation other than an obligation of a nature which it is usual for it to incur in the ordinary course of its business.

      SECTION 2.12     Records and Registers; Memorandum of Association and Articles of Association.

      (a) The records (including computer records), statutory books, registers, minute books and books of account of the Company are duly entered up and maintained in accordance with all legal requirements applicable thereto and contain true, full and accurate records of all matters required to be dealt with therein and all such books and all records and documents (including documents of title) which are its property are in its possession or under its control and all accounts, documents and returns required to be delivered or made to the Registrar of Companies have been duly and correctly delivered or made and there has been no notice of any proceedings to rectify the register of members of the Company and there are no circumstances which might lead to any application for rectification of the register of members.

      (b) The Company has delivered or otherwise made available to Parent a true and correct copy of the Memorandum of Association, Articles of Association and other charter documents of the Company, each as amended to date and as currently in full force and effect. The Company is not in violation of any of the provisions of its Memorandum of Association, Articles of Association or other charter documents.

      SECTION 2.13     Insurance. Section 2.13 of the Company Disclosure Letter contains full and accurate details of all insurance policies held by the Company. In respect of such insurances, (a) all premiums have been duly paid to date, (b) all the policies are in full force and effect and, so far as the Company is aware, are not voidable on account of any act, omission or non-disclosure on the part of the insured party nor could they be declared null and void or as a consequence of which any claim might be rejected and (c) so far as the Company is aware there are no circumstances which would or might give rise to any claim and no insurance claim is outstanding.

      SECTION 2.14     Group Structure. The Company does not have any Subsidiaries nor has it at any time been the holding company of any company or a member of or the beneficial owner of any shares, securities or other interest in any company or other person. For purposes of this Agreement, “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation , partnership, limited liability company, joint venture or other legal entity.

      SECTION 2.15     Agreements and Capital Commitments.

      (a) The Company (i) has no material capital commitments; (ii) is not a party to any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of an unusual, onerous or long-term nature or which involves or could involve a material obligation or liability; (iii) has not become bound and no person has become entitled (or with the giving of notice and/or the issue of a certificate and/or the passage of time or otherwise may become entitled) to require it to repay any loan capital or other debenture, redeemable preference share capital, borrowed money or grant made to it by any governmental or other authority or person prior to the stipulated due date; (iv) is not a party to any agreement which is or may become terminable as a result of the entry into or completion of this Agreement; (v) is not bound by any guarantee or contract of indemnity or suretyship under which any liability or contingent liability is outstanding; (vi) has not entered into any agreement which requires or may require, or confers any right to require, the sale (whether for cash or otherwise) or the transfer by it of any asset; (vii) is not a party to any joint venture, consortium, partnership, unincorporated association or profit sharing arrangement or agreement; (viii) is not a party to or enjoys the benefit of any agreement requiring registration or notification under or by virtue of any statute; or (ix) is not in default of any agreement or arrangement to which it is a party (each of (i) through (ix) above being referred to as a “Company Material Contract”).

      (b) The Company has not been and is not a party to any contract or arrangements binding upon it for the purchase or sale of property or the supply of goods or services at a price different to that reasonably obtainable on an arm’s length basis.

      SECTION 2.16     Borrowings and Facilities. Full details of all limits on the Company’s bank overdraft facilities and all borrowings of the Company are set out in Section 2.16 of the Company Disclosure Letter and the Company is not in breach of any of their terms and none of such facilities or terms of borrowing will be terminated as a result of the entry into of this Agreement.

      SECTION 2.17     Government Grants. The Company has applied for, or received, the grants or investments or subsidies or financial assistance from government departments or agencies or local or other government authorities as set forth on Section 2.17 of the Company Disclosure Letter (“Governmental Grants”). The Company has not done, or omitted to do, any act or thing which could result in all or any part of any such Governmental Grant or other similar payment being made of withheld in whole or in part and, to the Knowledge of the Company, no such circumstances exist which could give rise to any such payment being withheld.

      SECTION 2.18     Internal Accounting Controls. The Company has not been informed by its auditors in relation to the audit of the Company Financial Statements that any measures should be implemented to change the accounting systems of the Company.

      SECTION 2.19     Authority and Enforceability; No Conflicts.

      (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

      (b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not, conflict with, or result in a violation of, any provision of the Memorandum of Association or Articles of Association of the Company, as amended to date and as currently in full force and effect. The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not, give rise to any liability on the part of the Company to make a payment to any person, or conflict with, or result in a violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets, except to the extent that such liability, conflict, violation, default, right of termination, cancellation, acceleration or loss of benefit could not reasonably be expected to have a Material Adverse Effect on the Company. Section 2.19 of the Company Disclosure Letter lists all consents, waivers and approvals under the Company’s Articles of Association or the Company Material Contracts or any other agreements, contracts, licenses, leases or other obligations of the Company in effect as of the date of this Agreement required to be obtained in connection with the consummation of the transactions contemplated hereby, except to the extent that the failure to obtain such consents, waivers and approvals could not reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge of the Company, there are no circumstances which may give rise to any material alteration in the terms and conditions of any material facility or borrowings of the Company which might affect or prejudice their continuation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

      Parent represents and warrants to the Company, except as set forth in the disclosure letter supplied by the Purchase to the Company dated as of the date hereof (the “Parent Disclosure Schedule”):

      SECTION 3.1     Subsidiaries. Parent has no direct or indirect Subsidiaries other than those listed in Section 3.1(a) of the Parent Disclosure Schedule. Parent owns, directly or indirectly, all of the capital stock or comparable equity interests of each Subsidiary free and clear of any Encumbrance, and all the issued and outstanding shares of capital stock or comparable equity interests of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

      SECTION 3.2     Organization and Qualification. Each of Parent and each Subsidiary of Parent is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither Parent nor any Subsidiary of Parent is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of Parent and each Subsidiary of Parent is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, be expected to have a Material Adverse Effect on Parent.

      SECTION 3.3     Authorization; Enforcement. Parent has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by Parent and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Parent and no further consent or action is required by Parent, the Parent Board or its stockholders. This Agreement has been (or upon delivery will be) duly executed by Parent and is, or when delivered in accordance with the terms hereof, will constitute, the valid and binding obligation of Parent enforceable against Parent in accordance with its terms.

      SECTION 3.4     No Conflicts. The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of Parent’s or any of Parent’s Subsidiaries’ certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) give rise to any liability on the part of Parent or any Subsidiary to make any payment to any person, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing any Parent or Subsidiary debt or otherwise) or other understanding to which Parent or any Subsidiary is a party or by which any property or asset of Parent or any Subsidiary is bound or affected, except to the extent that such liability, conflict, default or termination right could not reasonably be expected to have a Material Adverse Effect on Parent, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Parent or any Subsidiary of Parent is subject (including federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which Parent or its securities are subject), or by which any property or asset of Parent or a Subsidiary of Parent is bound or affected.

      SECTION 3.5     Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock, options, warrants and other securities of Parent (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of Parent) is set forth in Section 3.5 of the Parent Disclosure Schedule. All outstanding shares of capital stock are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance with all applicable securities laws. Except as set forth on Section 3.5 of the Parent Disclosure Schedule, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, any shares of Parent Common Stock, or contracts, commitments, understandings or arrangements by which Parent or any Subsidiary of Parent is or may become bound to issue additional shares of Parent Common Stock, or securities or rights convertible or exchangeable into shares of Parent Common Stock. There are no anti-dilution or price adjustment provisions contained in any security issued by Parent (or in any agreement providing rights to security holders) and the consummation of the transaction contemplated by this Agreement will not obligate Parent to issue shares of Parent Common Stock or other securities to any person and will not result in a right of any holder of Parent securities to adjust the exercise, conversion, exchange or reset price under such securities. To the Knowledge of Parent, except as specifically disclosed in Section 3.5 of the Parent Disclosure Schedule, no person or group of related persons beneficially owns (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)), or has the right to acquire, by agreement with or by obligation binding upon Parent, beneficial ownership of in excess of 5% of the outstanding Parent Common Stock, ignoring for such purposes any limitation on the number of shares of Parent Common Stock that may be owned at any single time.

      SECTION 3.6     SEC Reports; Financial Statements. Parent has filed all reports required to be filed by it under the Securities Act of 1933 (the “Securities Act”) and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as Parent was required by law to file such material) (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Parent Disclosure Schedule, the “Disclosure Materials”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. Parent has made available to the Company copies of all SEC Reports filed within the ten (10) days preceding the date hereof. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“US GAAP”), except as may be otherwise specified in such financial statements or the notes thereto or in the case of unaudited financial statements, as permitted by Form 10-Q of SEC, and fairly present in all material respects the financial position of Parent and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. All material agreements, as such contracts are defined in Section 601(a)(10) of Regulation S-K under the Securities Act, to which Parent or any Subsidiary is a party or to which the property or assets of Parent or any Subsidiary of Parent are subject are included as part of or specifically identified in the SEC Reports.

      SECTION 3.7     Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that could result in a Material Adverse Effect on Parent, (ii) Parent has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in Parent’s financial statements pursuant to US GAAP or required to be disclosed in filings made with the SEC, (iii) Parent has not altered its method of accounting or the identity of its auditors, (iv) Parent has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) Parent has not issued any equity securities to any officer, director or affiliate, except pursuant to existing options to purchase Parent Common Stock (“Parent Options”) and the stock purchase plan.

      SECTION 3.8     Absence of Litigation. Except as set forth in Section 3.8 of the Parent Disclosure Schedule, there is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of Parent, overtly threatened against or affecting Parent or any of its Subsidiaries that could, individually or in the aggregate, have a Material Adverse Effect on Parent. Section 3.8 of the Parent Disclosure letter contains a complete list and summary description of any pending or, to the knowledge of Parent, threatened proceeding against or affecting Parent or any of its Subsidiaries that could individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 3.9     Compliance. Neither Parent nor any Subsidiary of Parent (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Parent or any Subsidiary of Parent under), nor has Parent or any Subsidiary of Parent received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or result in a Material Adverse Effect on Parent.

      SECTION 3.10     Title to Assets. Parent and its Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of Parent and its Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of Parent and its Subsidiaries, in each case free and clear of all Encumbrances, except for Encumbrances as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Parent and its Subsidiaries. Any real property and facilities held under lease by Parent and its Subsidiaries are held by them under valid, subsisting and enforceable leases of which Parent and its Subsidiaries are in compliance.

      SECTION 3.11     Form S-3 Eligibility. Parent is eligible to register shares of Parent Common Stock for resale by the shareholders of the Company using Form S-3 promulgated under the Securities Act who may be deemed to be affiliates of the Company (for purposes of paragraphs (c) and (d) of Rule 145 of the General Rules and Regulations under the Securities Act.

      SECTION 3.12     Listing and Maintenance Requirements. Except as described in Parent’s amended Annual Report for the year ended December 31, 2003 filed on Form 10-K/ A with SEC on June 30, 2004, as amended (the “Annual Report”), Parent has not, in the two years preceding the date hereof, received notice (written or oral) from any trading market on which the Parent Common Stock is or has been listed or quoted to the effect that Parent is not in compliance with the listing or maintenance requirements of such trading market.

      SECTION 3.13     Registration Rights. Except as described in Section 3.13 of the Parent Disclosure Schedule, Parent has not granted or agreed to grant to any person any rights (including “piggy-back” registration rights) to have any securities of Parent registered with SEC or any other governmental authority that have not been satisfied.

      SECTION 3.14     Disclosure. All disclosure provided to the Company regarding Parent, its business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of Parent are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by Parent but which has not been so publicly announced or disclosed, except, until such time as the press release is issued as contemplated by Section 6.2, the execution of this Agreement and the other agreements referred to herein and executed concurrently herewith.

      SECTION 3.15     Intellectual Property.

      (a) Section 3.15 of the Parent Disclosure Schedule lists (i) all patents and patent applications, all applications for trademarks, trade names and service marks, and all registered trademarks, trade names, service marks, and copyrights that are owned or purported to be owned by Parent or any Subsidiary of Parent, and such list specifies, as applicable, the jurisdictions by or in which each such patent, trademark, trade name, service mark or copyright has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sub-licenses and other agreements as to which Parent or any Subsidiary of Parent is a party and pursuant to which any person is authorized to use any Parent Intellectual Property (as defined below), and (iii) all material licenses, sub-licenses and other agreements to which Parent or any Subsidiary of Parent is a party and pursuant to which Parent or any Subsidiary of Parent is authorized to use any third-party Intellectual Property that is included in the Parent Intellectual Property (third-party Intellectual Property included in the Parent Intellectual Property being referred to in this Agreement as “Parent Third-Party Intellectual Property Rights”). All agreements described in Section 3.15 of the Parent Disclosure Schedule as they relate to Sections 3.15(a)(ii) and (iii) are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity), and to Parent’s Knowledge, neither the Parent nor any Subsidiary of Parent and no third party is in material breach of any such agreement described in Section 3.15 of the Parent Disclosure Schedule. “Parent Intellectual Property” means the Intellectual Property that is material to the business of Parent or any Subsidiary of Parent as currently conducted by Parent or any Subsidiary of Parent.

      (b) Parent and each of its Subsidiaries own all right, title and interest in and to (free and clear of any Encumbrances), or are licensed to use, or otherwise possess legally enforceable rights in the Parent Intellectual Property, subject only to the license agreements to which Parent is a party and pursuant to which Parent licenses others to use any such Parent Intellectual Property as set forth in Section 3.15 of the Parent Disclosure Schedule.

      (c) To the Knowledge of Parent, there is no unauthorized use, disclosure, infringement or misappropriation of any Parent Intellectual Property rights by any third party, including any employee or former employee of Parent or any Subsidiary of Parent. Neither Parent nor any Subsidiary of Parent has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or agreements for the sale, license or distribution of any Parent Intellectual Property or products containing Parent Intellectual Property arising in the ordinary course of business.

      (d) The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby will not cause Parent or any Subsidiary of Parent to breach any material license, sub-license or other agreement relating to the Parent Intellectual Property, and will not entitle any other party to any such license, sub-license or agreement to terminate or modify such license, sub-license or agreement.

      (e) All issued patents and registered trademarks, service marks and copyrights held by Parent or any Subsidiary of Parent are valid and subsisting and there is no assertion or pending claim challenging the validity or effectiveness of any Parent Intellectual Property, and to the Knowledge of Parent, no such challenge is being threatened. Neither Parent nor any of its Subsidiaries is a party to any suit, action or proceeding that involves a claim against Parent or any of its Subsidiaries of infringement or violation of any Intellectual Property of any third party, nor, to the Knowledge of Parent, is any such suit, action or proceeding being threatened against Parent or any of its Subsidiaries. The conduct of the business of Parent and each Subsidiary of Parent as currently conducted does not conflict with or infringe, and no one has asserted to Parent that such conduct of the business conflicts with or infringes any Intellectual Property rights of any third party. To the Knowledge of Parent, there are no facts or alleged facts which would reasonably serve as a basis for any claim that Parent or any Subsidiary of Parent does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Parent Intellectual Property rights in the development, manufacture, sale, licensing or use of any material products of Parent or any Subsidiary of Parent as presently being developed, manufactured, sold, licensed or used in the business of Parent as currently conducted. Neither Parent nor any Subsidiary of Parent nor any licensor of Parent or any Subsidiary of Parent is bringing any action, suit or proceeding for infringement of Parent Intellectual Property or breach of any license or agreement involving Parent Intellectual Property against any third party. There are no pending or, to the Knowledge of Parent, threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefore included in the Parent Intellectual Property, except such as may have been commenced by Parent or any Subsidiary of Parent as disclosed in Section 3.15 of the Parent Disclosure Schedule.

      (f) Parent has taken all commercially reasonable steps to protect and preserve the confidentiality of all trade secrets and has taken all measures it deems reasonable and appropriate to protect and preserve the confidentiality of all other Parent Intellectual Property not otherwise protected by patents, patent applications or copyright (“Parent Confidential Information”). Each of Parent and its Subsidiaries has a policy requiring each employee to execute an employment and confidentiality agreement substantially in Parent’s standard form. Each current or former employee of Parent or any of its Subsidiaries has signed an employment and confidentiality agreement with Parent or its Subsidiaries. Parent has delivered or made available to the Company the standard form of employment and confidentiality agreement used by Parent and its Subsidiaries and any employment and confidentiality agreement entered into by Parent or any of its Subsidiaries that differs from the standard form of such agreement in any material respect No current or former employee of Parent or any Subsidiary of Parent has any right, claim or interest in or with respect to any Parent Intellectual Property.

      SECTION 3.16     Insurance. Parent and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which Parent and the Subsidiaries of Parent are engaged. Neither Parent nor any Subsidiary of Parent has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

      SECTION 3.17     Regulatory Permits. Parent and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or result in a Material Adverse Effect on Parent (“Material Permits”), and neither Parent nor any Subsidiary of Parent has received any notice of proceedings relating to the revocation or modification of any Material Permit.

      SECTION 3.18     Transactions With Affiliates and Employees. Except as set forth in the Annual Report, none of the officers or directors of Parent and, to the Knowledge of Parent, none of the employees of Parent is presently a party to any transaction with Parent or any Subsidiary of Parent (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Knowledge of Parent, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

      SECTION 3.19     Internal Accounting Controls. Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

      SECTION 3.20     Employee Benefit Plans; Employee Benefits.

      (a) Section 3.20 of the Parent Disclosure Schedule contains a true and complete list of each (i) deferred compensation and each incentive compensation plan, equity compensation plan, “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any similar welfare benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific titled or subtitles of ERISA; (ii) “pension” plan, fund or program (within the meaning of section 3(2) of ERISA) or any similar pension benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific titles or subtitles of ERISA; (iii) employment, consulting, termination or severance agreement; and (iv) other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Parent or by any trade or business, whether or not incorporated (an “Parent ERISA Affiliate”), that together with Parent would be deemed a “single employer” within the meaning of section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code, or to which Parent or an Parent ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of Parent or any Subsidiary of Parent (the “Parent Plans”).

      (b) With respect to each Parent Plan, Parent has heretofore delivered or made available to the Company true and complete copies of the Parent Plan and any amendments thereto, any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code or any related contracts, including service provider agreements, insurance contract, minimum premium contracts, stop-loss agreements, subscription and participation agreements and recordkeeping agreements and the most recent determination letter received from the Internal Revenue Service with respect to each Parent Plan intended to qualify under Section 401 of the Code.

      (c) Each Parent Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code and each Parent Plan intended to be “qualified” within the meaning of section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code.

      (d) No liability under Title IV or section 302 of ERISA has been incurred by Parent or any Parent ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to

Parent or any Parent ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

      (e) There are no pending, threatened or anticipated claims by or on behalf of any Parent Plan, by any employee or beneficiary covered under any such Parent Plan, or otherwise involving any such Parent Plan (other than routine claims for benefits).

      (f) Parent does not have any plan or commitment to create any plan, fund or program (within the meaning of Section 3(1) of ERISA) or to modify or change any existing Parent Plan and there has been no amendment to, written interpretation or announcement (whether or not written) by Parent relating to, or change in participation or coverage under, any Parent Plan which would materially increase the expense of maintaining such parent Plan above the level of expense incurred with respect to that Parent Plan for the most recent fiscal year.

      (g) With respect to each Parent Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of section 4980B of the Code and Sections 601-609 of ERISA have been complied with in all material respects.

      (h) As of the date of this Agreement, there are outstanding 550,405 Parent Options. Section 3.20(h) of the Parent Disclosure Schedule set forth, as of the date of this Agreement (i) the name of the holder of each Parent Option, (ii) the exercise price per share of such Parent Option, (iii) the number of shares covered by such Parent Option, (iv) the vesting schedule for such Parent Option, (v) the term of each option and (vi) whether the exercisability of such Parent Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of such acceleration, if any. On the First Closing Date, the Company shall deliver to Parent an updated Section 3.20(h) of the Parent Disclosure Schedule setting forth the information referred to in the preceding sentence updated to a date as close to the First Closing Date as is reasonably practicable. All outstanding Parent Options have been duly authorized by the Parent Board or a committee thereof, are validly issued, and were issued in compliance with all applicable securities Laws.

      (i) Parent has not taken any action that would result in the accelerated vesting, exercisability or payment of any Parent Options as a consequence of the execution of, or consummation of, the transactions contemplated by this Agreement.

      SECTION 3.21     Taxes. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (i) all Parent Tax Returns required to be filed with any Taxing Authority by, or with respect to, Parent and its Subsidiaries have been filed in accordance with all applicable Laws; (ii) Parent and its Subsidiaries have timely paid all Taxes shown to be due on such Tax Returns, (iii) as of the date or time of filing, the Parent Tax Returns filed were true, correct and complete in all material respects; (iv) Parent and its Subsidiaries have made an adequate provision (determined in accordance with US GAAP) for any and all unpaid Taxes for periods through the date of Parent’s unaudited balance sheet as of June 30, 2004 (the “Parent Balance Sheet”), whether or not required to be shown on a Tax Return, and for all Taxes payable by Parent and its Subsidiaries for which no Parent Tax Return has yet been filed, and no Taxes have been incurred by the Company since the date of the Company Balance Sheet other than in the ordinary course of Parent’s business; (v) there is not now, nor has there been in the past six years, any action, suit, proceeding, audit or claim now proposed or pending against or with respect to Parent or any of its Subsidiaries in respect of any Tax (other than Taxes which are being contested in good faith and for which adequate reserves (determined in accordance with US GAAP) are reflected on the Parent Balance Sheet) and Parent is not aware of any matter which could lead to such a proceeding; (vi) no waiver or extension of any statute of limitations is in effect with respect to any Tax Return of Parent or any of its Subsidiaries; and (vii) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries is liable for any Tax imposed on any entity other than Parent or such Subsidiaries; (viii) Parent has withheld and paid over all Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; (ix) there are no Encumbrances on any of the assets of Parent or any of its Subsidiaries with respect to Taxes; (x) neither Parent nor any of its Subsidiaries have any liability for unpaid Taxes pursuant to

Section 1.1502-6 of the Treasury Regulations promulgated under the Code or comparable provisions of state, local or foreign Tax law (other than Taxes of the affiliated group of which Parent is the ultimate parent corporation); (xi) neither Parent nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction described in Section 355 of the Code; (xii) neither Parent nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xiii) neither Parent nor any of its Subsidiaries has entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense to it pursuant to Section 280G or 162(m) of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code. Parent has made available to the Company accurate and complete copies of all material Parent Tax Returns for the years ending December 31, 2001, 2002 and 2003.

      SECTION 3.22     Material Contracts.

      (a) Material Contracts. For purposes of this Agreement, “Parent Material Contract” shall mean:

(i) any employment or consulting Contract with any executive officer or other employee of Parent earning an annual salary in excess of $50,000;

(ii) any agreement of indemnification or any guaranty other than any agreement of indemnification or guaranty entered into in the ordinary course of business;

(iii) any contract containing any covenant limiting in any material respect the right of Parent or any of its Subsidiaries to engage in any line of business, to make use of any Parent Intellectual Property or compete with any Person in any material line of business or to compete with any person or entity after the First Closing Date;

(iv) any contract relating to the disposition or acquisition by Parent or any of its Subsidiaries after the date hereof of a material amount of assets not in the ordinary course of business or pursuant to which Parent or any of its Subsidiaries has any material ownership interest in any other person or entity or other business enterprise other than its Subsidiaries;

(v) any dealer, distributor, joint marketing or development agreement under which Parent or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Parent or any of its Subsidiaries have continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by Parent or any of its Subsidiaries and which may not be terminated without penalty upon notice of ninety (90) days or less;

(vi) any contract to provide source code to any third party for any product or technology that is material to Parent and its Subsidiaries taken as a whole;

(vii) any contract containing any material support, maintenance or service obligation on the part of Parent or any of its Subsidiaries, other than those obligations that are terminable by Parent or any of its Subsidiaries involving annual revenues to Parent in excess of $50,000 on no more than ninety (90) days notice without material liability or financial obligation to Parent or its Subsidiaries;

(viii) any contract to license any third party to manufacture or reproduce any of Parent’s products, services or technology, except agreements in the ordinary course of business and terminable without penalty upon notice of ninety (90) days or less;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other contracts relating to the borrowing of money or extension of credit, other than accounts receivables and payables in the ordinary course of business; or

(x) any other agreement, contract or commitment that involves a payment to or from Parent in excess of $20,000 on its face in any individual case.

      (b) Schedule. Section 3.23(b) of the Parent Disclosure Schedule sets forth a list of all Parent Material Contracts to which Parent or any of its Subsidiaries is a party or is bound by as of the date hereof.

      (c) No Breach. All Parent Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Parent Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on to Parent.

      SECTION 3.23     Financial Advisor. Neither Parent nor any of its Subsidiaries has entered into or are bound by any agreements or understandings with any investment bank, financial advisor or other similar entity whatsoever, except for Seven Hills Partners LLC (the “Parent Financial Advisor”). Parent has furnished to the Company a true and complete copy of all agreements between Parent and the Parent Financial Advisor pursuant to which such Parent Financial Advisor is entitled to an “Opinion Fee” (as such term is defined in that certain letter agreement dated July 15, 2004 between the Parent Financial Advisor and Parent (the “Parent Financial Advisor Agreement”)) upon the rendering of the opinion of Financial Advisor described in Section 3.24 below, a “Transaction Fee” (as such term is defined in the Parent Financial Advisor Agreement) upon the occurrence of the First Closing or any other payment relating to the transactions contemplated hereunder.

      SECTION 3.24     Opinion of Financial Advisor. The Parent Board has received the written opinion of the Parent Financial Advisor to the effect that, as of the date of the opinion, the consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent. Parent will provide the Company with a written copy of such opinion as soon as practicable following the date hereof, and the Parent Financial Advisor has consented to the reproduction of such opinion in its entirety in the Proxy Statement/ Prospectus.

      SECTION 3.25     No Restrictions on the Offer; Takeover Statutes. The Parent Board has unanimously approved this Agreement and the Offer and the other transactions contemplated hereby and the execution of the Parent Support Agreements, and such approval is sufficient to render inapplicable to this Agreement, the Offer, the Loan Agreement, the Parent Support Agreements and the other transactions contemplated hereby and thereby, the restrictions on business combinations of Section 203 of the Delaware General Corporation Law. Parent has not adopted any stockholder rights plan or similar “poison pill” arrangement that would be applicable to this Agreement, the Offer, the Loan Agreement or the Parent Support Agreements and the other transactions contemplated hereby and thereby. No Delaware law or other takeover statute or similar law and no provision of the certificate of incorporation or bylaws, or other organizational documents or governing instruments of Parent or any of its Subsidiaries or any material agreement to which any of them is a party (a) would or would purport to impose restrictions which might adversely affect or delay the consummation of the transactions contemplated by this Agreement, the Loan Agreement or the Parent Support Agreement or (b) as a result of the consummation of the transactions contemplated by this Agreement, the Loan Agreement or the Parent Support Agreement would or would purport to entitle any person to acquire securities of Parent.

ARTICLE IV

COVENANTS OF THE COMPANY

      SECTION 4.1     Conduct of Business. During the period from the date of this Agreement to the earlier of the First Closing Date or the termination of this Agreement, the Company shall carry on its business in the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such ordinary course, use all reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and employees (as a group) and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the

First Closing Date or the termination of this Agreement, except as is strictly necessary to perform its specific obligations hereunder and except for the execution, delivery and performance of its obligations under the Modified Agreements, the Company shall not, without the prior written approval of Parent:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, provided that the foregoing shall not prohibit the Company from making repurchases from employees following the termination of their employment with the Company pursuant to the terms of preexisting agreements at prices not exceeding fair market value on the date of such repurchase;

(b) issue, deliver, sell, pledge, grant options over or otherwise encumber any of its share capital, any other voting securities or any securities convertible into, or any rights, warrants or options, including Company Options, to acquire, any such shares, voting securities or convertible securities (other than (i) the issuance of Shares upon the exercise of Company Options outstanding as of the date hereof), or (ii) the issuance of 277,778 B Preferred Shares with respect to the investment of up to £500,000 in the capital of the Company pursuant to the Subscription and Shareholders’ Agreement dated July 30, 2004 (the “Shareholders’ Agreement”) between the Company and certain shareholders listed therein, together with a further 66,667 A Ordinary Shares issued as bonus shares to satisfy the anti-dilution provisions, each as contemplated by the Shareholders’ Agreement); provided, however, that Parent’s consent to the Company’s requested grant of options over the share capital of the Company shall not be unreasonably withheld;

(c) amend its Memorandum of Association, Articles of Association or other comparable charter or organizational documents;

(d) mortgage or otherwise encumber or subject to any material Lien or, except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, license, transfer or otherwise dispose of any material properties or assets;

(e) incur, assume, guarantee or become obligated with respect to any indebtedness, or incur, assume, guarantee or become obligated with respect to any other material obligations;

(f) make any material tax election or take any material tax position (unless required by law) or change its fiscal year or accounting methods, policies or practices (except as required by changes in UK GAAP) or settle or compromise any material income tax liability;

(g) make any loan, advance or capital contributions to or investment in any person or entity;

(h) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction thereof, in the ordinary course of business consistent with past practice and in accordance with their terms, modify, amend or terminate any material contract or agreement to which it is a party, or release or waive any material rights or claims, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company is a party;

(i) (i) grant to any current or former director, officer or employee of the Company any increase in compensation (cash, equity or otherwise) or benefits (provided that the Company may increase the compensation of non-executive employees in the ordinary course of business consistent with past practice), (ii) grant to any such current or former director, officer, or employee any increase in severance or termination pay (cash, equity or otherwise) or adopt any new severance plan or amend or modify in any respect any severance plan, agreement or arrangement existing on the date hereof, (iii) except as may be required by applicable Law, adopt or amend any Company Plan or enter into any employment, deferred compensation, severance or termination agreement or arrangement with or for the benefit of any such current or former director, officer, or employee, (iv) waive any stock repurchase right, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plan or authorize cash payments in exchange for any options granted under any such plans, (v) hire or offer to hire any employee or independent contractors; provided, however, that Parent’s consent to the Company’s request to hire, or offer to hire, any employee or independent contractor shall not be unreasonably withheld.

(j) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future rights to the Company Intellectual Property other than non-exclusive licenses granted to end-users and non-exclusive distribution, reseller and similar commercial agreements entered into in the ordinary course of business and consistent with past practice; provided that in no event shall the Company (i) license, or enter into a distribution, reseller or similar arrangement, on an exclusive basis, or sell, any Company Intellectual Property; or (ii) enter into any contract (v) containing pricing or discounting terms or provisions other than in the ordinary course of business consistent with past practice, (w) requiring the Company to use its “best efforts” or (x) limiting the right of the Company to engage in any line of business or to compete with any person;

(k) enter into any contract or commitment with aggregate commitments of the Company in excess of $50,000;

(l) take or agree or commit to take any action that would make any representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the First Closing Date or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time;

(m) commence or settle any litigation, other than to enforce the Company’s rights under this Agreement; or

(n) authorize any of, or commit or agree to take any of, the foregoing actions.

      SECTION 4.2     Access to Information. From the date hereof until the First Closing Date, the Company will give Parent, its counsel, financial advisors, auditors and other authorized representatives full access (during normal business hours and upon reasonable notice) to the offices, properties, officers, employees, accountants, auditors, counsel and other representatives, books and records of the Company, will furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial, operating and property related data and other information as such persons may reasonably request, and will instruct the Company’s employees, counsel and financial advisors to cooperate with Parent in its investigation of the business of the Company.

      SECTION 4.3     Waiver of Change of Control and Acceleration Benefits. Following the date hereof, the Company shall use its reasonable best efforts to obtain the waiver of the applicable Company securityholders and employees with respect to any change of control or acceleration benefits, other than the acceleration of Company Options pursuant to the Option Offer, that would otherwise be triggered by the consummation of the Offer and the other transactions contemplated hereby.

      SECTION 4.4     No Solicitation.

      (a) The Company agrees that neither the Company nor any of its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company) of the Company shall, (i) initiate, continue, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, the Company involving any person other than Parent (any such proposal or offer being hereinafter referred to as an “Company Acquisition Proposal”), or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Company Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Company Acquisition Proposal or enter into any agreement or understanding with any other person or entity with the intent to effect any Company Acquisition Proposal. Notwithstanding the foregoing, prior to the First Closing Date the Company may, in the event that a third party that has made (and not withdrawn) a bona fide Company Acquisition Proposal that the Company Board reasonably concludes in good faith constitutes, or is likely to lead to, a Company Superior Proposal, (i) engage or participate in discussions or negotiations with such third party and/or (ii) furnish to such third party nonpublic information relating to Company pursuant to a confidentiality agreement with terms no less favorable to Company than those contained in the Confidentiality Agreement; provided, that in each case (x) neither Company nor any representative of Company shall have violated any of the restrictions set forth in this Section 4.3, (y) the Company Board reasonably concludes in good faith, after consultation with its outside legal counsel, that in light of such Company Acquisition Proposal the failure to take such action would be reasonably expected to be a violation of the fiduciary obligations of the Company Board to the Company’s shareholders, and (z) contemporaneously with furnishing any such information to such person or group, the Company furnishes such information to Parent (to the extent such information has not been previously furnished by Company to Parent). The Company will take all necessary steps to inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.3. The Company will notify Parent promptly, orally and in writing (including the names of any party making, the principal terms of, and any written materials provided in connection with, any such proposal, request or inquiry), if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company. Immediately following the execution of this Agreement, the Company will request each person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such person by or on behalf of the Company. The Company will keep Parent fully and promptly informed of the status and details (including amendments or proposed amendments) of, and will promptly provide copies of any written materials provided in connection with, any such request, proposal or inquiry.

      (b) For purposes of this Agreement, “Company Superior Proposal” means any bona fide Company Acquisition Proposal (1) to acquire, directly or indirectly, at least a majority of the Shares then outstanding, or all or substantially all of the assets of the Company, (2) that contains terms and conditions that the Board of Directors reasonably determines in good faith (after consultation with its financial advisor) to be more favorable from a financial point of view to the Company’s shareholders than the Offer, (3) that the Company Board reasonably determines in its good faith judgment (after consultation with its legal counsel) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), and (4) that does not contain any “due diligence” condition and for which any financing upon which it is conditioned is committed.

      (c) Except as set forth in this Section 4.3(c), the Company Board shall not make a change in its recommendation that the shareholders accept the Offer (a “Change in Company Recommendation”). Notwithstanding the foregoing, if the Company Board determines in its reasonable good faith judgment prior to the First Closing Date, after consultation with outside legal counsel, that the failure to make a Change in Company Recommendation would be a violation of its fiduciary duties to the Company’s shareholders, then the Company Board may make a Change in Company Recommendation. In the event that the Company Board determines that it shall be necessary to make a Change in Company Recommendation, it shall give Parent at least four (4) Business Day’s prior written notice of such determination before making a public announcement regarding such Change in Company Recommendation.

ARTICLE V

COVENANTS OF PARENT

      SECTION 5.1     Conduct of Business. During the period from the date of this Agreement to the earlier of the First Closing Date or the termination of this Agreement, Parent shall, and shall cause its Subsidiaries to, carry on their business in the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such ordinary course, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees (as a group) and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the First Closing Date or the termination of this Agreement, except as is strictly necessary to perform its specific obligations hereunder and except for the execution, delivery and performance of its obligations under the Modified Agreements, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written approval of the Company:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly-owned subsidiary of Parent to its parent, (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, provided that the foregoing shall not prohibit Parent from making repurchases from employees following the termination of their employment with Parent or one of its Subsidiaries pursuant to the terms of preexisting agreements at prices not exceeding fair market value on the date of such repurchase;

(b) issue, deliver, sell, pledge, grant options over or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options, including Parent Options and warrants to purchase Parent capital stock (“Parent Warrants”), to acquire, any such shares, voting securities or convertible securities (other than (i) the issuance of Parent Common Stock upon the exercise of Parent Options and Parent Warrants outstanding as of the date hereof or (ii) the issuance of Parent Options and/or Parent Warrants in exchange for the cancellation of Parent Options or Parent Warrants, as the case may be, which are outstanding as of the date of this Agreement and which are “out-of-the-money” at the time of such exchange and cancellation; provided that such exchange and cancellation is done without the expenditure of any cash or cash equivalents by Parent and is otherwise effected on terms satisfactory to the Company in its reasonable discretion); provided, however, that the Company’s consent to Parent’s requested grant of options to purchase Parent Common Stock shall not be unreasonably withheld;

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

(d) mortgage or otherwise encumber or subject to any material Lien or, except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, license, transfer or otherwise dispose of any material properties or assets;

(e) incur, assume, guarantee or become obligated with respect to any indebtedness, or incur, assume, guarantee or become obligated with respect to any other material obligations;

(f) make or agree to make any new capital expenditures or acquisitions of assets or property or other acquisitions or commitments in excess of $15,000 individually or $50,000 in the aggregate payable in any calendar month or otherwise acquire or agree to acquire any material assets or property other than in the ordinary course and consistent with past practice;

(g) make any material tax election or take any material tax position (unless required by law) or change its fiscal year or accounting methods, policies or practices (except as required by changes in US GAAP) or settle or compromise any material income tax liability;

(h) make any loan, advance or capital contributions to or investment in any person or entity;

(i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction thereof, in the ordinary course of business consistent with past practice and in accordance with their terms, modify, amend or terminate any material contract or agreement to which it is a party, or release or waive any material rights or claims, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Parent or any Subsidiary is a party;

(j) (i) grant to any current or former director, officer or employee of Parent or any Subsidiary any increase in compensation (cash, equity or otherwise) or benefits (provided that Parent may increase the compensation of non-executive employees in the ordinary course of business consistent with past practice), (ii) grant to any such current or former director, officer, or employee any increase in severance or termination pay (cash, equity or otherwise) or adopt any new severance plan or amend or modify in any respect any severance plan, agreement or arrangement existing on the date hereof, (iii) except as may be required by applicable Law, adopt or amend any Parent Plan or enter into any employment, deferred compensation, severance or termination agreement or arrangement with or for the benefit of any such current or former director, officer, or employee, (iv) waive any stock repurchase right, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plan or authorize cash payments in exchange for any options granted under any such plans, or (v) hire or offer to hire any employee or independent contractors; provided, however, that the Company’s consent to Parent’s request to hire, or offer to hire, any employee or independent contractor shall not be unreasonably withheld.

(k) transfer or license to any person or entity or otherwise extend, amend or modify any rights to Parent Intellectual Property, or enter into grants to transfer or license to any person future rights to Parent Intellectual Property other than non-exclusive licenses granted to end-users and non-exclusive distribution, reseller and similar commercial agreements entered into in the ordinary course of business and consistent with past practice; provided that in no event shall Parent (i) license, or enter into a distribution, reseller or similar arrangement, on an exclusive basis, or sell, any Company Intellectual Property; or (ii) enter into any contract (v) providing for any site licenses, (w) containing pricing or discounting terms or provisions other than in the ordinary course of business consistent with past practice, (x) requiring Parent to use its “best efforts” or (y) limiting the right of Parent to engage in any line of business or to compete with any person;

(l) enter into any contract or commitment with aggregate commitments of Parent in excess of $50,000;

(m) take or agree or commit to take any action that would make any representation or warranty of Parent hereunder inaccurate in any material respect at, or as of any time prior to, the First Closing Date or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time;

(n) commence or settle any litigation, other than to enforce the Parent’s rights under this Agreement; or

(o) authorize any of, or commit or agree to take any of, the foregoing actions.

      SECTION 5.2     Access to Information.

      From the date hereof until the First Closing Date, Parent will give the Company, its counsel, financial advisors, auditors and other authorized representatives full access (during normal business hours and upon reasonable notice) to the offices, properties, officers, employees, accountants, auditors, counsel and other representatives, books and records of Parent and its Subsidiaries, will furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial, operating and property related data and other information as such persons may reasonably request, and will instruct Parent’s and its Subsidiaries’ employees, counsel and financial advisors to cooperate with the Company in its investigation of the business of Parent and its Subsidiaries.

      SECTION 5.3     No Solicitation.

      (a) Parent agrees that neither Parent nor any Subsidiary nor any of the respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by Parent or any Subsidiary) of Parent or any Subsidiary shall, (i) initiate, continue, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of Parent) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, Parent or any Subsidiary involving any person other than the Company (any such proposal or offer being hereinafter referred to as an “Parent Acquisition Proposal”), or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Parent Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Parent Acquisition Proposal or enter into any agreement or understanding with any other person or entity with the intent to effect any Parent Acquisition Proposal. Notwithstanding the foregoing, prior to the First Closing Date Parent may, in the event that a third party that has made (and not withdrawn) a bona fide Parent Acquisition Proposal that the Parent Board reasonably concludes in good faith (after consultation with its financial advisor) constitutes, or is likely to lead to, a Parent Superior Proposal, (i) engage or participate in discussions or negotiations with such third party and/or (ii) furnish to such third party nonpublic information relating to Parent or any Subsidiary pursuant to a confidentiality agreement with terms no less favorable to Parent than those contained in the Confidentiality Agreement; provided, that in each case (x) neither Parent nor any representative of Parent and its Subsidiaries shall have violated any of the restrictions set forth in this Section 5.3, (y) the Parent Board reasonably concludes in good faith, after consultation with its outside legal counsel, that in light of such Parent Acquisition Proposal the failure to take such action would be reasonably expected to be a violation of the fiduciary obligations of Parent Board to Parent’s stockholders, and (z) contemporaneously with furnishing any such information to such person or group, Parent furnishes such information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Parent will take all necessary steps to inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 5.3. Parent will notify the Company promptly, orally and in writing (including the names of any party making, the principal terms of, and any written materials provided in connection with, any such proposal, request or inquiry), if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with Parent. Immediately following the execution of this Agreement, Parent will request each person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring Parent or any portion thereof to return all confidential information heretofore furnished to such person by or on behalf of Parent. Parent will keep the Company fully and promptly informed of the status and details (including amendments or proposed amendments) of, and will promptly provide copies of any written materials provided in connection with, any such request, proposal or inquiry.

      (b) For purposes of this Agreement, “Parent Superior Proposal” means any bona fide Parent Acquisition Proposal (1) to acquire, directly or indirectly, at least a majority of the shares of Parent Common Stock then outstanding, or all or substantially all of the assets of Parent, (2) that contains terms and conditions that the Parent Board reasonably determines in good faith (after consultation with its financial advisor) to be more favorable from a financial point of view to Parent’s stockholders than the transactions contemplated hereby, (3) that the Parent Board reasonably determines in its good faith judgment (after consultation with its financial advisor and its legal counsel) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), and (4) that does not contain any “due diligence” condition and for which any financing upon which it is conditioned is committed.

      (c) Except as set forth in this Section 5.3(c), the Parent Board shall not make a change in its recommendation that the stockholders of Parent approve the issuance of shares of Parent Common Stock pursuant to the Offer and the other matters referred to in Section 1.1(f) (a “Change in Parent Recommendation”). Notwithstanding the foregoing, if the Parent Board determines in its reasonable good faith judgment prior to the First Closing Date, after consultation with outside legal counsel, that the failure to make a Change in Parent Recommendation would be a violation of its fiduciary duties to Parent’s stockholders, then the Parent Board may make a Change in Parent Recommendation. In the event that the Patent Board determines that it shall be necessary to make a Change in Parent Recommendation, it shall give the Company at least four (4) Business Days’ prior written notice of such determination before making a public announcement regarding such Change in Parent Recommendation. Parent acknowledges that the occurrence of a Change in Parent Recommendation shall in no way affect the obligation of Parent to continue the Offer in accordance with Section 1.1(a) and to convene the Parent Stockholders Meeting in accordance with the terms of Section 1.1(f) hereof. Parent shall not submit to a vote of its stockholders any transaction contemplated by a Parent Acquisition Proposal, or propose to do so, prior to or at the Parent Stockholders Meeting.

      SECTION 5.4     Listing of Additional Shares. Parent shall use its reasonable best efforts to file with Nasdaq prior to the First Closing Date a Notification Form: Listing of Additional Shares for the listing of the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement, such listing to be effective prior to or as of the First Closing Date.

      SECTION 5.5     Director and Officer Liability. (a) For six years after the First Closing Date, Parent will, or will cause the Company to, indemnify and hold harmless the present and former officers, directors, employees and agents of the Company (the “Indemnified Parties”) in respect of acts or omissions occurring on or prior to the First Closing Date or arising out of or pertaining to the transactions contemplated by this Agreement to the extent provided under the Company’s articles of incorporation and bylaws in effect on the date hereof and indemnification agreements existing on the date hereof; and shall pay any expenses of the Indemnified Parties, as incurred, in advance of the final disposition of any such action or proceeding, provided that such indemnification shall not be provided in violation of applicable Laws. Parent shall not amend the Memorandum of Association or Articles of Association of the Company to amend the indemnification provisions therein in a manner inconsistent with this Section 5.5 for the six-year period referred to above. For six years after the First Closing Date, Parent will use its reasonable best efforts to cause to be maintained an extension of coverage of each of Parent’s and the Company’s policies of directors and officers liability insurance maintained by Parent and the Company, respectively, at the First Closing Date, for the benefit of those persons who are covered by such policies at the First Closing Date, with respect to matters occurring prior to the First Closing Date; provided, however, that Parent shall not be required to cause to be maintained such liability insurance policies to the extent that the annual cost of maintaining such policies exceeds 125% of the premium paid by each of Parent and the Company in respect of such insurance for the year ended December 31, 2003.

      (b) The Indemnified Parties are intended third party beneficiaries of this Section 5.5 to the extent such provisions benefit any such Indemnified Party.

      (c) Parent will not, nor will Parent permit the Company following the First Closing Date to, merge or consolidate with any other person or sell all or substantially all of its assets unless Parent or the Company will ensure that the surviving or resulting entity assumes the obligations imposed by this Section 5.5.

      SECTION 5.6     Section 16 Matters. Prior to the First Closing Date, Parent shall take all such steps as may be required to cause the transactions contemplated by this Agreement, including any acquisitions of Parent securities (including derivative securities with respect to Parent securities) by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

      SECTION 5.7     Compulsory Acquisition. Parent hereby agrees that promptly following the First Closing Date, Parent shall, so far as it is eligible to do so, deliver a notice to the holders of Company Shares who did not accept the Offer that Parent intends to acquire such Shares in accordance with sections 428 through 430F of the Companies Act 1985 (the “Compulsory Acquisition”). Each holder of B Preferred Shares, A Ordinary Share and Ordinary Shares who did not accept the Offer shall receive, in exchange for each such Share held by such shareholder, the applicable Exchange Ratio as set forth in Section 1.1(b) hereof.

      SECTION 5.8     Waiver of Change of Control and Acceleration Benefits. Following the date hereof, Parent shall use its reasonable best efforts to obtain the waiver of the applicable Parent securityholders and employees with respect to any change of control or acceleration benefits that would otherwise be triggered by the consummation of the Offer and the other transactions contemplated hereby.

ARTICLE VI

COVENANTS OF PARENT AND THE COMPANY

      SECTION 6.1     Reasonable Efforts; Notification.

      (a) Subject to Section 6.1(b) below, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all other actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all other things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the Offer and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all other necessary registrations and filings (including other filings with Governmental Entities, if any), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the preparation of the Registration Statement, the Proxy Statement/ Prospectus and the Offer Documents, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

      (b) Notwithstanding the foregoing, promptly following the date hereof, Parent and the Company agree to fully cooperate with one another and shall each use their reasonable best efforts to identify the detailed steps, actions, documents and procedures necessary or desirable to effect the Offer, the Option Offer and the other transactions contemplated by this Agreement, and shall negotiate in good faith such amendments or additions to Section 1.1(a), (c), (d) and (f), Section 1.4 and Section 5.4 of this Agreement, whether required by Law or otherwise, as each shall deem necessary or advisable to effect the transactions contemplated by this Agreement in the most expeditious manner possible.

      (c) The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any respect or (ii) the failure by it to comply with or satisfy in any respect any covenant, condition or agreement to be compiled with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

      (d) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement and (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement.

      SECTION 6.2     Public Announcements. Parent, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement or with respect to, or relating to, the business of Parent or the Company, as applicable, and shall not issue any such press release with respect to the transactions contemplated by this Agreement or make any such public statement with respect to the transactions contemplated by this Agreement without the prior consent of the other party, except as may be required by applicable Laws, court process or by obligations pursuant to any listing agreement with any national securities exchange or with Nasdaq. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement will be in a form to be reasonably agreed to by the parties.

      SECTION 6.3     Modified Agreements. Promptly following the date hereof, Parent and the Company will negotiate in good faith and use their respective reasonable best efforts to modify the Colony Technology Sharing Agreement dated March 22, 2004 (the “CTSA”)and to enter into a proposed OEM arrangement between Parent and the Company, which terms shall include a payment commitment by the Company of $500,000 (subject to the satisfaction by Parent of Parent’s obligations under such agreements), in form and upon terms to be mutually agreed by the parties (the “Modified Agreements”). In addition to the foregoing, Parent and the Company shall enter into all required modifications to the CTSA as required by the Loan Agreement.

      SECTION 6.4     Joint Remuneration Planning Committee. Promptly following the date hereof, Parent and the Company will appoint a joint remuneration planning committee consisting of Craig Taylor and the members of the Company’s existing remuneration committee (the “Joint Remuneration Planning Committee”). The Joint Remuneration Planning Committee will negotiate in good faith and use its reasonable efforts to (a) negotiate and execute an employment agreement with John West which sets forth the terms of Mr. West’s proposed employment with Parent as its Chief Executive Officer effective upon, and subject to, the First Closing Date, and which agreement shall maintain the economic terms and legal protections of Mr. West’s existing employment agreement with the Company; provided, however, that such terms and protections may be amended as necessary to cause such employment agreement to comply with the laws of the United States or any individual state within the United States, as applicable; and (b) review other remuneration matters that may arise from time to time following the execution of this Agreement and prior to the First Closing Date and which may affect the combined company following the First Closing Date.

      SECTION 6.5     Certain Tax Matters.

      (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the First Closing Date (and thereafter where relevant), each party hereto shall use its reasonable best efforts to cause the exchange of shares contemplated by the Offer to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent such exchange of shares from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.

      (b) As of the date hereof, the Company does not know of any reason (i) why it would not be able to deliver to counsel to the Company and Parent, at the date of the legal opinions referred to below, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by paragraph (p) of Section 2 of Annex A, or (ii) why counsel to the Company and Parent would not be able to deliver the opinions contemplated by paragraph (p) of Section 2 of Annex A. The Company will deliver such certificate to counsel to the Company and Parent, effective as of the date of such opinions.

      (c) As of the date hereof, Parent does not know of any reason (i) why it would not be able to deliver to counsel to the Company and Parent, at the date of the legal opinions referred to below, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by paragraph (p) of Section 2 of Annex A, or (ii) why counsel to the Company and Parent would not be able to deliver the opinions contemplated by paragraph (p) of Section 2 of Annex A. Parent will deliver such certificate to counsel to the Company and Parent, effective as of the date of such opinions.

      (d) In the period prior to the First Closing Date, the Company shall be entitled to seek confirmation from Inland Revenue pursuant to Section 138 of the TCGA that the sale of the Shares in exchange of shares of Parent Common Stock will be effected for bona fide commercial reasons and will not form part of any such scheme or arrangement as is mentioned in Section 137(l) of the TCGA and that, therefore, the proposed share exchange qualifies for roll-over relief from capital gains tax pursuant to Section 135 of the TCGA.

ARTICLE VII

TERMINATION

      SECTION 7.1     Termination. This Agreement may be terminated and the Offer may be abandoned at any time prior to the First Closing Date:

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if:

(i) the Offer shall have expired, terminated or been withdrawn in accordance with the terms of this Agreement without Parent having exchanged any Shares pursuant to the Offer (unless a principal cause of the Offer having expired or having been terminated or withdrawn is a breach by the party seeking to terminate this Agreement of any of its obligations under this Agreement);

(ii) the First Closing not having taken place on or before March 31, 2005 (the “Final Date”) (unless a principal cause of the First Offer not having taken place by such date is a breach by the party seeking to terminate this Agreement of any of its obligations under this Agreement); or

(iii) there shall be any law or regulation that makes consummation of the Offer illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer is entered and such judgment, injunction, order or decree shall become final and non-appealable;

(c) by Parent, at any time prior to the First Closing Date, if a Change in Company Recommendation shall have occurred or the Company Board shall have resolved to do so;

(d) by the Company, at any time prior to the First Closing Date, if a Change in Parent Recommendation shall have occurred or the Parent Board shall have resolved to do so;

(e) by Parent, if an event or circumstance shall have occurred that makes satisfaction of or compliance with the conditions set forth in paragraphs of (b) or (c) of Section 1 of Annex A impossible, or if there shall have been a breach by the Company causing a failure of either of such conditions and such breach shall have remained uncured for 30 days following receipt of written notice thereof from Parent;

(f) by the Company, if an event or circumstance shall have occurred that makes satisfaction of or compliance with the conditions set forth in paragraphs of (c), (d) or (h) of Section 2 of Annex A impossible, or if there shall have been a breach by Parent or one of its Subsidiaries causing a failure of either of such conditions and such breach shall have remained uncured for 30 days following receipt of written notice thereof from the Company;

(g) by either Parent or the Company, if the Parent Stockholders Meeting shall have been duly convened and the Parent Stockholder Approvals shall not have been obtained; or

(h) by the Company, if an event or circumstance set forth in paragraphs (e) or (n) of Section 2 of Annex A shall have occurred; provided, however, that the event or circumstance set forth in paragraph (n) of Section 2 of Annex A is not the direct result of the Company’s failure to perform its obligations pursuant to the Loan Agreement or the Modified Agreements;

(i) by the Company, if an event or circumstance set forth in paragraph (o) of Section 2 of Annex A shall have occurred and such event or circumstance shall have remained uncured for 45 days following receipt of written notice thereof from the Company; or

(j) by Parent, if an event or circumstance set forth in paragraph (k) of Section 1 f Annex A shall have occurred and such event or circumstance shall have remained uncured for 45 days following receipt of written notice thereof from Parent.

      SECTION 7.2     Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto or their respective officers and directors, except that the agreements contained in this Section 7.2 and in Sections 8.4 (Fees and Expenses) and 8.6 (Governing Law) shall survive the termination hereof. Specifically, and without limiting the generality of the foregoing and except as otherwise contemplated by the Loan Agreement and the Loan Agreement Side Letter, Parent agrees that termination of this Agreement shall be its sole and exclusive remedy for any nonwillful breach by the Company of its representations, warranties and covenants under this Agreement and the Company agrees that termination of this Agreement shall be its sole and exclusive remedy for any nonwillful breach by Parent of its representations, warranties and covenants under this Agreement. Any such termination shall not relieve any party from liability for any willful breach of this Agreement.

ARTICLE VIII

MISCELLANEOUS

      SECTION 8.1     Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given:

if to the Company, to:

Solexa Limited

c/o Abingworth Management Ltd.
3000 Sand Hill Road
Bldg. 4, Suite 135
Menlo Park, CA 94025
Facsimile: 650.926.9782
Telephone: 650.926.0604
Attn: John West

with a copy to:

Heller Ehrman White & McAuliffe LP

275 Middlefield Road
Menlo Park, CA 94025
Facsimile: 650.324.0638
Telephone: 650.324.7000
Attn: Steven J. Tonsfeldt

and with a copy to:

CMS Cameron McKenna

Mitre House
160 Aldersgate Street
London EC1A 4DD
United Kingdom
Facsimile: +44 20 7367 2000
Telephone: +44 20 7367 3000
Attn: Michael Draper

if to Parent, to:

Lynx Therapeutics, Inc.

25861 Industrial Blvd.
Hayward, CA 94545
Facsimile: 510.670.9303
Telephone: 510.670.9300
Attn: President and Chief Executive Officer

with a copy to:

Cooley Godward LLP

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Facsimile: 650.849.7400
Telephone: 650.843.5000
Attn: James C. Kitch

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be deemed to be properly delivered, given and received: (i) when delivered by hand; (ii) on the day sent by facsimile, provided that the sender has received confirmation of transmission as of or prior to 5:00 p.m. local time of the recipient, on such day; (iii) the first Business Day after sent by facsimile (to the extent that (a) the sender has received confirmation of transmission after 5:00 p.m. local time of the recipient on the day sent by facsimile or (b) notice is sent on a day that is not a Business Day); or (iv) the third Business Day after sent by registered mail or by courier or express delivery service.

      SECTION 8.2     Survival of Representations and Warranties. The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the First Closing Date or the termination of this Agreement; provided, however, that the covenants set forth in Section 7.2 (Effect of Termination), Section 8.4 (Fees and Expenses), and Section 8.6 (Governing Law) and the Confidentiality Agreement (as defined in Section 8.8 below), the Loan Agreement and the Loan Agreement Side Letter shall survive any such termination.

      SECTION 8.3     Amendments; No Waivers. Any provision of this Agreement may be amended or waived prior to the First Closing Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

      SECTION 8.4     Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

      SECTION 8.5     Successors and Assigns; Parties in Interest. The provisions of this Agreement shall be binding, upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Parent may transfer or assign, in whole or from time to time in part, to one or more of its wholly-owned Subsidiaries, any or all of its rights or obligations, but any such transfer or assignment will not relieve Parent of its obligations under this Agreement. Except as expressly set forth herein, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights.

      SECTION 8.6     Governing Law; Enforcement. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflict of laws principles thereof; provided, however, that the terms and provisions of this Agreement with respect to the implementation and provisions of the Offer shall be construed in accordance with and governed by the laws of England. Each of the parties hereto, (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and Federal District Court for the District of Delaware in the event a dispute arises out of this Agreement or any agreement or transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any agreement or transaction contemplated hereby in any court other than the Court of Chancery of the State of Delaware or Federal District Court for the District of Delaware and (d) waives any right to trial by jury with respect tot any action related to or arising out of this Agreement or any agreement or transaction contemplated hereby.

      SECTION 8.7     Counterparts; Effectiveness; Interpretation. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

      SECTION 8.8     Entire Agreement. This Agreement, the Loan Agreement, the Loan Agreement Side Letter, the Mutual Confidentiality Agreement between Parent and the Company dated August 12, 2004 (the “Confidentiality Agreement”) and the Colony Technology Sharing Agreement between Parent and the Company dated March 22, 2004 constitute the entire agreement among the parties hereto and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

      SECTION 8.9     Definitions. The definitions used in this Agreement are defined in the following sections:

Defined Term	Section

A Ordinary Share Exchange Ratio	Section 1.1(b)(ii)
A Ordinary Shares	Recitals
First Closing Date	Section 1.3(a)
Agreement	Preamble
Annual Report	Section 3.12
B Preferred Exchange Ratio	Section 1.1(b)(iii)
B Preferred Shares	Recitals
Business Day	Section 1.1(c)
Change in Parent Recommendation	Section 5.3(c)
Code	Recitals
Companies Act	Section 1.1(a)
Company	Preamble
Company Acquisition Proposal	Section 4.4(a)
Company Balance Sheet	Section 2.2(a)
Company Balance Sheet Date	Section 2.2(b)
Company Board	Recitals
Company Disclosure Letter	Article II
Company Financial Statements	Section 2.2(a)
Company Intellectual Property	Section 2.7(a)
Company License	Section 2.7(a)
Company Material Contract	Section 2.15(a)
Company Option; Company Options	Section 1.4(a)
Company Property	Section 2.6(a)
Company Share Option Schemes	Section 1.4(a)

Defined Term	Section

Company Superior Proposal	Section 4.4(b)
Company Support Agreements	Recitals
Company Third-Party Intellectual Property Rights	Section 2.7(a)
Compulsory Acquisition	Section 5.7
Confidentiality Agreement	Section 8.8
Consultant Share Option Scheme	Section 1.4(a)
CTSA	Section 6.3
Disclosure Materials	Section 3.6
Effective Date	Section 1.1(a)
Encumbrances	Section 2.6(b)
Environmental Law	Section 2.6(m)
ERISA	Section 3.21
Exchange Act	Section 3.5
Exchange Rate	Section 1.4(b)
Exchange Ratio	Section 1.1(b)(iii)
Final Date	Section 7.1(b)(ii)
First Closing	Section 1.1(a)
First Closing Date	Section 1.1(c)
FSA	Section 1.1(d)
Government Entity	Annex A
Government Grant	Section 2.17
GPP Scheme	Section 2.10(h)
Hazardous Substance	Section 2.6(m)
ICTA	Section 2.3(c)
Indemnified Parties	Section 5.5
Intellectual Property	Section 2.7(a)
Joint Remuneration Planning Committee	Section 6.4
Knowledge	Section 2.3
Law	Section 1.1(d)
Life Assurance Scheme	Section 2.10(i)
Loan Agreement	Recitals
Loan Agreement Side Letter	Recitals
Management Accounts	Section 2.2(e)
Management Share Option Scheme	Section 1.4(a)
Material Adverse Effect	Section 2.4(f)
Material Permits	Section 3.17
Minimum Condition	Section 1.1(a)
Modified Agreements	Section 6.3
Nasdaq	Section 1.1(c)
Offer	Recitals
Offer Documents	Section 1.1(d)

Defined Term	Section

Option Exercise	Section 1.4(b)
Option Offer	Section 1.4(a)
Option Roll Over	Section 1.4(b)
Ordinary Share Exchange Ratio	Section 1.1(b)(i)
Ordinary Shares	Recitals
Parent	Preamble
Parent Acquisition Proposal	Section 5.3(a)
Parent Balance Sheet	Section 3.22
Parent Board	Recitals
Parent Common Stock	Recitals
Parent Confidential Information	Section 3.15(f)
Parent Disclosure Schedule	Article III
Parent ERISA Affiliate	Section 3.21(a)
Parent Financial Advisor	Section 3.23
Parent Financial Advisor Agreement	Section 3.23
Parent Financial Statements	Section 3.6(c)
Parent Intellectual Property	Section 3.15(a)
Parent Material Contract	Section 3.23
Parent Options	Section 3.7
Parent Plans	Section 3.21(a)
Parent Stockholder Approval	Section 1.1(f)
Parent Stockholders Meeting	Section 1.1(f)
Parent Superior Proposal	Section 5.3(b)
Parent Support Agreements	Recitals
Parent Third-Party Intellectual Property Rights	Section 3.15(a)
Parent Warrants	Section 5.1(b)
Proxy Statement/ Prospectus	Section 1.1(d)
Registration Statement	Section 1.1(d)
SEC	Section 1.1(c)
Securities Act	Section 3.6
Shareholders’ Agreement	Section 4.1(b)
Shares	Recitals
Subscription Agreement Addendum	Recitals
Subsequent Closing Date	Section 1.1(c)
Subsidiary	Section 2.14
Tax	Section 2.4(f)
Tax Authority	Section 2.4(f)
Tax Return(s)	Section 2.4(f)
TCGA	Recitals

Defined Term	Section

Total Share Consideration	Section 1.1(b)(iv)
UK GAAP	Section 2.2(a)
Unapproved Share Option Scheme	Section 1.4(a)
US GAAP	Section 3.6

[signature page immediately follows]

      The parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SOLEXA LIMITED

By:	/s/ JOHN WEST

Title: CEO

LYNX THERAPEUTICS, INC.

By:	/s/ KEVIN P. CORCORAN

Title: President & CEO

EXHIBIT A

FORM OF COMPANY SUPPORT AGREEMENT

[The Form of Company Support Agreement is filed separately as Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed on September 30, 2004.]

EXHIBIT B

FORM OF PARENT SUPPORT AGREEMENT

[The Form of Parent Support Agreement is filed separately as Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 30, 2004.]

ANNEX B

September 27, 2004

PERSONAL & CONFIDENTIAL

Board of Directors

Lynx Therapeutics, Inc.
25861 Industrial Boulevard
Hayward, CA 94545

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to Lynx Therapeutics, Inc. (“Lynx” or the “Company”) of the Consideration (as defined below) to be paid by the Company in the proposed acquisition (the “Acquisition”) of Solexa Limited (“Solexa”) by the Company pursuant to the Acquisition Agreement dated September 27, 2004 between the Company and Solexa (the “Agreement”). Pursuant to the Agreement, Lynx will make an offer to acquire 100% of Solexa’s outstanding “B” preferred shares, “A” ordinary shares, ordinary shares, and options to acquire Solexa ordinary shares in exchange for an aggregate of 29,500,000 shares of Lynx common stock (including shares issuable under the options to acquire Lynx common stock to be issued to holders of Solexa options) plus cash in respect of any fractional Solexa shares (the “Consideration”).

      In connection with this opinion, Seven Hills, among other things:

a. reviewed certain publicly available financial statements and other information of the Company;

b. reviewed the Company’s internal cashflow information and projections, prepared by Company management;

c. reviewed certain internal financial statements and other financial and operating data concerning the Company and Solexa, prepared by the managements of the Company and Solexa, respectively;

d. reviewed certain financial projections concerning the Company, Solexa, and the combined company, including the impact of the Acquisition on projected revenues and profitability, prepared by the managements of the Company and Solexa;

e. discussed the past and current operations and financial condition and the prospects of the Company, Solexa, and the combined company with the managements of the Company and Solexa;

f. reviewed and discussed with the managements of the Company and Solexa their strategic and financial rationales for the Acquisition;

g. participated in discussions and negotiations among the managements and representatives of the Company and Solexa;

h. reviewed the reported historical prices and trading activity for the Company’s common stock;

i. reviewed certain financial information of selected comparable publicly-traded genomic systems companies;

j. reviewed certain financial information of selected public early-stage genomics companies;

k. reviewed certain financial information of selected recent acquisitions of genomic and medical systems companies;

l. compared relative contributions of Lynx, Solexa, and the combined company regarding certain financial and other operating information;

m. reviewed the valuations, to the extent publicly available, of recent financings for comparable private companies;

n. reviewed the Agreement, the Loan Agreement dated August 12, 2004 between Lynx and Solexa, and certain other related documents; and

o. performed such other analyses and considered such other factors as we deemed appropriate.

      We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion, and we have not assumed any responsibility for independent verification of such information. We have relied upon the assurances of management of the Company that it is not aware of any facts that would make such information inaccurate or misleading. With respect to the projections and information relating to the strategic, financial and operational costs and benefits resulting from the Acquisition, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Lynx, Solexa and the combined company, and that Lynx, Solexa and the combined company would perform substantially in accordance with such projections. Furthermore, we did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets or liabilities (contingent or otherwise) of the Company or Solexa, nor were we furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of the Company or Solexa under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to financial projections reviewed by us concerning Solexa on a stand-alone basis, we note that such projections were prepared by prior management of Solexa, and that current management of Solexa has informed us that such projections do not necessarily reflect such management’s current estimates with respect to the future financial performance of Solexa on a stand-alone basis.

      We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Acquisition will be obtained or the absence of such consents and approvals will not have any material adverse effect on the Company, on Solexa or on the contemplated benefits of the Acquisition. We have relied, without verification, on the description of the pro forma capitalization of the combined company as of the effective time of the Acquisition provided to us by the managements of the Company and Solexa. We have also assumed the Acquisition will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have further assumed that the Acquisition will be consummated in accordance with the terms described in the Agreement and other documents furnished to us, without waiver, modification or amendment of any material term, condition, or agreement therein, and that all of the outstanding preferred shares, ordinary shares and options to acquire ordinary shares of Solexa will be acquired by the Company pursuant to the Acquisition. We note that we are not legal, tax or regulatory experts and have relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of the Company’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the Acquisition.

      Our opinion does not address the relative merits of the Acquisition as compared to any alternative business transaction that might be available to the Company. We note, however, that the Company’s internal cashflow information indicates that it would have exhausted its available cash reserves in September 2004, but for loans from Solexa pursuant to the Loan Agreement, and that in the absence of the Acquisition and continued financing from Solexa, a bankruptcy or similar reorganization of the Company is a significant possibility. We were limited in our services to providing investment banking services in connection with the Company’s contemplated Acquisition of Solexa, and we were not authorized or requested to, and did not, solicit alternative offers for the Company or its assets, not have we investigated any alternative transactions that may be available to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Acquisition and such opinion does not constitute a recommendation as to how any holder of shares of the Company’s common stock should vote with respect to the Acquisition.

      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company pursuant to the Agreement in the Acquisition and we express no opinion as to the underlying decision by the Company to engage in the Acquisition. We are expressing no opinion herein as to the price at which the Company’s common stock will trade at any future time, including upon consummation of the Acquisition, or as to the Company’s, Solexa’s or the combined company’s ability to attract financing in the future, including significant financing which the management of Solexa has indicated may be required in the first quarter of 2005. In addition, Seven Hills may provide investment banking services to the Company, Solexa and/or the combined company in the future, for which services Seven Hills may receive compensation.

      We have acted as financial advisor to the Company with respect to the Acquisition and will receive a fee from the Company for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Acquisition. We will receive a fee from the Company for rendering this opinion which is not contingent upon the consummation of the Acquisition. The Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

      Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Agreement is fair from a financial point of view to the Company.

      This opinion and a summary discussion of our underlying analyses with respect to the Acquisition, in form and substance satisfactory to us and our legal counsel, may be included in a proxy or registration statement of the Company distributed in connection with the Acquisition. In furnishing this opinion, Seven Hills does not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

/s/ SEVEN HILLS PARTNERS LLC

ANNEX C

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
LYNX THERAPEUTICS, INC.

      Lynx Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Lynx Therapeutics, Inc.

SECOND: The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 18, 1992 under the name of Applied Genomics Incorporated.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions to amend the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Preferred Stock” and “Common Stock.” The total number of shares that the Corporation is authorized to issue is Sixty-two million (62,000,000) shares. Sixty million (60,000,000) shares shall be Common Stock, par value one cent ($.01) per share (the “Common Stock”) and Two million (2,000,000) shares shall be Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”). Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each [*] shares of the Corporation’s Common Stock, par value one cent ($.01) per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value one cent ($.01) per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on The Nasdaq SmallCap Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.”

FOURTH: This Certificate of Amendment to Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of the stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law. The total number of outstanding shares entitled to vote or consent to this Amendment was shares of Common Stock. A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment to Amended and Restated Certificate of Incorporation. The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

      * By approving these amendments, stockholders will approve the combination of any whole number of shares of Common Stock between and including two (2) and four (4) into one (1) share of Common Stock. The Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only that number determined by the Board of Directors to be in the best interests of the Corporation and its stockholders. In accordance with these resolutions, the Board of Directors will not implement any amendment providing for a different split ratio.

C-1

      IN WITNESS WHEREOF, Lynx Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of                     , 2005.

LYNX THERAPEUTICS, INC.

Kevin P. Corcoran
Chief Executive Officer

C-2

ANNEX D

LYNX THERAPEUTICS, INC.

1992 STOCK OPTION PLAN

Adopted July 1, 1992

Last Amended by the Board on October 26, 2004
Subject to Stockholder Approval on                     , 2005
Termination Date: March 11, 2006

1.	Purposes.

      (a) Eligible Option Recipients. The persons eligible to receive Options are the Employees, Directors and Consultants of the Company and its Affiliates.

      (b) Available Options. The purpose of the Plan is to provide a means by which eligible recipients of Options may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Options: (i) Incentive Stock Options, and (ii) Nonstatutory Stock Options.

      (c) General Purpose. The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Options, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

2.	Definitions.

      (a) “Affiliate” means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

      (b) “Board” means the Board of Directors of the Company.

      (c) “Code” means the Internal Revenue Code of 1986, as amended.

      (d) “Committee” means a Committee appointed by the Board in accordance with subsection 3(c).

      (e) “Common Stock” means the common stock of the Company.

      (f) “Company” means Lynx Therapeutics, Inc., a Delaware corporation.

      (g) “Consultant” means any person, including an advisor, (1) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (2) who is a member of the Board of Directors of an Affiliate. However, the term “Consultant” shall not include either Directors of the Company who are not compensated by the Company for their services as Directors or Directors of the Company who are merely paid a director’s fee by the Company for their services as Directors.

      (h) “Continuous Service” means that the Optionholder’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Optionholder’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Optionholder renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Optionholder renders such service, provided that there is no interruption or termination of the Optionholder’s Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director of the Company will not constitute an interruption of Continuous Service. The Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

      (i) “Covered Employee” means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

      (j) “Director” means a member of the Board of Directors of the Company.

      (k) “Disability” means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code; provided, however, that to the extent that Section 260.140.41 of Title 10 of the California Code of Regulations applies to an Option, “Disability” shall mean the inability of a person, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of that person’s position with the Company or an Affiliate because of the sickness or injury of the person and such inability results in termination of employment by the Company or an Affiliate.

      (l) “Employee” means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

      (m) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      (n) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows and in each case in a manner consistent with Section 260.140.50 of Title 10 of the California Code of Regulations:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market, Nasdaq SmallCap Market or Over The Counter Bulletin Board system the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange, market or system (or the exchange, market or system with the greatest volume of trading the Common Stock) on the last market trading day prior to determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(ii) In the absence of an established market or system for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

      (o) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

      (p) “Non-Employee Director” means a Director of the Company who either (i) is not a current Employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

      (q) “Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

      (r) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

      (s) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

      (t) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

      (u) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

      (v) “Outside Director” means a Director of the Company who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation”

receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an “affiliated corporation” at any time and is not currently receiving direct or indirect remuneration from the Company or an “affiliated corporation” for services in any capacity other than as a Director or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

      (w) “Plan” means this Lynx Therapeutics, Inc. 1992 Stock Option Plan.

      (x) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

      (y) “Securities Act” means the Securities Act of 1933, as amended.

      (z) “Ten Percent Stockholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3.	Administration.

      (a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

      (b) Powers of Board. The board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Options; when and how each Option shall be granted; what type or combination of types of Option shall be granted; the provisions of each Option granted (which need not be identical), including the time or times when a person shall be permitted to receive stock pursuant to an Option; and the number of shares with respect to which an Option shall be granted to each such person.

(ii) To construe and interpret the Plan and Options granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Option Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or an Option as provided in Section 11.

(iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

      (c) Delegation to Committee.

      (i) General. The Board may delegate administration of the Plan to a Committee or Committees of one or more members of the Board, and the term “Committee” shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

      (ii) Committee Composition when Common Stock is Publicly Traded. At such time as the Common Stock is publicly traded, in the discretion of the Board, a Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may (i) delegate to a committee of one or more members of the Board who are not Outside Directors, the authority to grant Options to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Option or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (ii) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Options to eligible persons who are not then subject to Section 16 of the Exchange Act.

4.	Shares Subject to the Plan.

      (a) Share Reserve.

(i) If the transactions contemplated by that certain Acquisition Agreement, dated September 28, 2004, by and between the Company and Solexa Limited (the “Acquisition Agreement”), are completed, subject to the provisions of Section 10 relating to adjustments upon changes in stock and Section 4(d) below, the stock that may be issued pursuant to Options shall not exceed in the aggregate three million seventy one thousand fifty two (3,071,052) shares of Common Stock less any shares of Common Stock remaining outstanding which were originally issued to Employees, Officers or Directors of, or Consultants to, the Company pursuant to stock purchase agreements or similar compensatory arrangements approved by the Board. Such share reserve consists of the (x) one million seventy one thousand fifty two (1,071,052) shares of Common Stock currently reserved for issuance under the Plan, plus (y) an increase of two million (2,000,000) shares of Common Stock authorized by the Board on October 26, 2004, subject to stockholder approval at the 2004 Annual Meeting to be held on , 2005.

(ii) If the transactions contemplated by the Acquisition Agreement are not completed, subject to the provisions of Section 10 relating to adjustments upon changes in stock and Section 4(d) below, the stock that may be issued pursuant to Options shall not exceed in the aggregate one million three hundred and seventy one thousand fifty two (1,371,052) shares of Common Stock less any shares of Common Stock remaining outstanding which were originally issued to Employees, Officers or Directors of, or Consultants to, the Company pursuant to stock purchase agreements or similar compensatory arrangements approved by the Board. Such share reserve consists of the (x) one million seventy one thousand fifty two (1,071,052) shares of Common Stock currently reserved for issuance under the Plan, plus (y) an increase of three hundred thousand (300,000) shares of Common Stock authorized by the Board on October 26, 2004, subject to stockholder approval at the 2004 Annual Meeting to be held on , 2005.

      (b) Reversion of Shares to the Share Reserve. If any Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the stock not acquired under such Option shall revert to and again become available for issuance under the Plan. If any Common Stock acquired pursuant to the exercise of an Option shall for any reason be repurchased by the Company under an unvested share repurchase option provided under the Plan, the stock repurchased by the Company under such repurchase option shall not revert to and again become available for issuance under the Plan.

      (c) Source of Shares. The stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

      (d) Reserve Limitation. Notwithstanding Section 4(a), if at the time of each grant of a Stock Award under the Plan, the Company is subject to Section 260.140.45 of Title 10 of the California Code of Regulations (“Section 260.140.45”), and to the extent required by Section 260.140.45 the total number of securities issuable upon exercise of all outstanding options of the Company and the total number of shares provided for under this Plan or any other equity incentive, stock bonus or similar plan or agreement of the Company shall not exceed thirty percent (30%) of the then outstanding capital stock of the Company (as measured as set forth in Section 260.140.45), unless stockholder approval to exceed thirty percent (30%) has been obtained in compliance with Section 260.140.45, in which case the limit shall be such higher percentage as approved by the stockholders.

5.	Eligibility.

      (a) Eligibility for Specific Options. Incentive Stock Options may be granted only to Employees. Nonstatutory Stock Options may be granted to Employees, Directors and Consultants.

      (b) Ten Percent Stockholders.

(i) So long as the Company is subject to Section 260.140.41 of Title 10 of the California Code of Regulations, no Ten Percent Stockholder shall be eligible for the grant of a Nonstatutory Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant; provided, however, that a Nonstatutory Stock Option may be granted at a lower exercise price and a longer term if a lower percentage of the Fair Market Value of the Common Stock on the date of grant and a longer term is permitted by Section 260.140.41 of Title 10 of the California Code of Regulations at the time of the grant of the Nonstatutory Stock Option.

(ii) No Ten Percent Stockholder shall be eligible for the grant of a Nonstatutory Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(iii) So long as the Company is subject to Section 260.140.42 of Title 10 of the California Code of Regulations, a Ten Percent Stockholder shall not be granted a restricted stock award unless the purchase price of the restricted stock is at least (A) one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of grant or (B) such lower percentage of the Fair Market Value of the Common Stock on the date of grant as is permitted by Section 260.140.42 of Title 10 of the California Code of Regulations at the time of the grant of the restricted stock award.

      (c) Section 162(m) Limitation. Subject to the provisions of Section 10 relating to adjustments upon changes in stock, no employee shall be eligible to be granted Options covering more than one hundred forty two thousand eight hundred fifty seven (142,857) shares of the Common Stock during any calendar year.

      (d) Consultants.

(i) A Consultant shall not be eligible for the grant of an Option if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (“Form S-8”) is not available to register either the offer or the sale of the Company’s securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Company determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (e.g., on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

(ii) Form S-8 generally is available to consultants and advisors only if (i) they are natural persons; (ii) they provide bona fide services to the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer’s parent; and (iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the issuer’s securities.

6.	Option Provisions.

      Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and a separate certificate or certificates will be issued for shares purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of subsection 5(b) regarding Ten Percent Stockholders, no Option shall be exercisable after the expiration of ten (10) years from the date it was granted.

(b) Exercise Price of an Incentive Stock Option. Subject to the provisions of subsection 5(b) regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Exercise Price of a Nonstatutory Stock Option. Subject to the provisions of subsection 5(b) regarding Ten Percent Stockholders, the exercise price of each Nonstatutory Stock Option shall be not less than eighty-five percent (85%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, a Nonstatutory Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(d) Consideration. The purchase price of stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised or (ii) at the discretion of the Board at the time of the grant of the Option (or subsequently in the case of a Nonstatutory Stock Option) by delivery to the Company of other Common Stock, according to a deferred payment or other arrangement (which may include, without limiting the generality of the foregoing, the use of other Common Stock) with the Optionholder or in any other form of legal consideration that may be acceptable to the Board; provided, however, that at any time that the Company is incorporated in Delaware, payment of the Common Stock’s “par value,” as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement or at such higher rate of interest necessary in order to avoid variable award treatment for financial accounting purposes.

(e) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing provisions of this subsection 6(e), the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(f) Transferability of a Nonstatutory Stock Option. A Nonstatutory Stock Option shall be transferable to the extent provided in the Option Agreement; provided however, to the extent that the Company is subject to Section 260.140.41(d) of Title 10 of the California Code of Regulations at the time of the grant of the Nonstatutory Stock Option, the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing provisions of this subsection 6(f), the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(g) Vesting Generally. The total number of shares of Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments which may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this subsection 6(g) are subject to any Option provisions governing the minimum number of shares as to which an Option may be exercised. Notwithstanding the foregoing, to the extent that the Company is subject to the following restrictions on vesting under Section 260.140.41(f) of Title 10 of the California Code of Regulations at the time of the grant of the Option, then an Option granted to an Employee who is not an Officer or Director on the date of grant shall provide for vesting of the total number of shares of Common Stock at a rate of at least twenty percent (20%) per year over five (5) years from the date the Option was granted, subject to reasonable conditions such as continued employment.

(h) Termination of Continuous Service. In the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder’s Continuous Service (or such longer or shorter period specified in the Option Agreement), which period, for so long as the Company is subject to Section 260.140.41(g) of Title 10 of the California Code of Regulations, shall not be less than thirty (30) days unless such termination is for cause), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(i) Extension of Termination Date. An Optionholder’s Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service (other than upon the Optionholder’s death or Disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in subsection 6(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder’s Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(j) Disability of Optionholder. In the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination (or such longer or shorter period specified in the Option Agreement, which period, for so long as the Company is subject to Section 260.140.41(g) of Title 10 of the California Code of Regulations, shall not be less than six (6) months) or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(k) Death of Optionholder. In the event (i) an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder’s Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise the Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder’s death pursuant to subsection 6(e) or 6(f), but only within the period ending on the earlier of (1) the date twelve (12) months following the date of death (or such longer or shorter period specified in the Option Agreement, which period, for so long as the Company is subject to Section 260.140.41(g)

of Title 10 of the California Code of Regulations, shall not be less than six (6) months) or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

(l) Early Exercise. The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder’s Continuous Service terminates to exercise the Option as to any part or all of the shares subject to the Option prior to the full vesting of the Option. Subject to the “Repurchase Limitation” of Section 9(h) (for so long as the Company is subject to Sections 260.140.41 and 260.140.42 of Title 10 of the California Code of Regulations), any unvested shares so purchased may be subject to an unvested share repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. Provided that the “Repurchase Limitation” in Section 9(h) is not violated,(for so long as the Company is subject to Sections 260.140.41 and 260.140.42 of Title 10 of the California Code of Regulations) the Company will not exercise its repurchase option until at least six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option.

7.	Covenants of the Company.

      (a) Availability of Shares. During the terms of the Options, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Options.

      (b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Options and to issue and sell shares of Common Stock upon exercise of the Options; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Option or any stock issued or issuable pursuant to any such Option. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such Options unless and until such authority is obtained.

8.	Use of Proceeds from Stock.

      Proceeds from the sale of stock pursuant to Options shall constitute general funds of the Company.

9.	Miscellaneous.

      (a) Acceleration of Exercisability and Vesting. The Board shall have the power to accelerate the time at which an Option may first be exercised or the time during which an Option or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Option stating the time at which it may first be exercised or the time during which it will vest.

      (b) Stockholder Rights. No Optionholder shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such Option unless and until such Optionholder has satisfied all requirements for exercise of the Option pursuant to its terms.

      (c) No Employment or other Service Rights. Nothing in the Plan or any instrument executed or Option granted pursuant thereto shall confer upon any Optionholder or other holder of Options any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Option was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

      (d) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

      (e) Investment Assurances. The Company may require an Optionholder, as a condition of exercising or acquiring stock under any Option, (i) to give written assurances satisfactory to the Company as to the Optionholder’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Option; and (ii) to give written assurances satisfactory to the Company stating that the Optionholder is acquiring the stock subject to the Option for the Optionholder’s own account and not with any present intention of selling or otherwise distributing the stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (iii) the issuance of the shares upon the exercise or acquisition of stock under the Option has been registered under a then currently effective registration statement under the Securities Act or (iv) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the stock.

      (f) Withholding Obligations. To the extent provided by the terms of an Option Agreement, the Optionholder may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of stock under an Option by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Optionholder by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of the Common Stock otherwise issuable to the Optionholder as a result of the exercise or acquisition of stock under the Option; or (iii) delivering to the Company owned and unencumbered shares of the Common Stock.

      (g) Information Obligation. To the extent required by Section 260.140.46 of Title 10 of the California Code of Regulations, the Company shall deliver financial statements to Participants at least annually. This Section 9(g) shall not apply to key Employees whose duties in connection with the Company assure them access to equivalent information.

      (h) Repurchase Limitation. The terms of any repurchase option shall be specified in the Stock Award, and the repurchase price may be either the Fair Market Value of the shares of Common Stock on the date of termination of Continuous Service or the lower of (i) the Fair Market Value of the shares of Common Stock on the date of repurchase or (ii) their original purchase price. To the extent required by Section 260.140.41 and Section 260.140.42 of Title 10 of the California Code of Regulations at the time a Stock Award is made, any repurchase option contained in a Stock Award granted to a person who is not an Officer, Director or Consultant shall be upon the terms described below:

(i) Fair Market Value. If the repurchase option gives the Company the right to repurchase the shares of Common Stock upon termination of Continuous Service at not less than the Fair Market Value of the shares of Common Stock to be purchased on the date of termination of Continuous Service, then (i) the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the shares of Common Stock within ninety (90) days of termination of Continuous Service (or in the case of shares of Common Stock issued upon exercise of Stock Awards after such date of termination, within ninety (90) days after the date of the exercise) or such longer period as may be agreed to by the Company and the Participant (for example, for purposes of satisfying the requirements of Section 1202(c)(3) of the Code regarding “qualified small business stock”) and (ii) the right terminates when the shares of Common Stock become publicly traded.

(ii) Original Purchase Price. If the repurchase option gives the Company the right to repurchase the shares of Common Stock upon termination of Continuous Service at the lower of (i) the Fair Market Value of the shares of Common Stock on the date of repurchase or (ii) their original purchase price, then

(x) the right to repurchase at the original purchase price shall lapse at the rate of at least twenty percent (20%) of the shares of Common Stock per year over five (5) years from the date the Stock Award is granted (without respect to the date the Stock Award was exercised or became exercisable) and (y) the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the shares of Common Stock within ninety (90) days of termination of Continuous Service (or in the case of shares of Common Stock issued upon exercise of Options after such date of termination, within ninety (90) days after the date of the exercise) or such longer period as may be agreed to by the Company and the Participant (for example, for purposes of satisfying the requirements of Section 1202(c)(3) of the Code regarding “qualified small business stock”).

10.	Adjustments upon Changes in Stock.

      (a) Capitalization Adjustments. If any change is made in the stock subject to the Plan, or subject to any Option, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to the Plan pursuant to subsection 4(a) and the maximum number of securities subject to award to any person pursuant to subsection 5(c), and the outstanding Options will be appropriately adjusted in the class(es) and number of securities and price per share of stock subject to such outstanding Options. Such adjustments shall be made by the Board, the determination of which shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction “without receipt of consideration” by the Company.)

      (b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then such Options shall be terminated if not exercised (if applicable) prior to such event.

      (c) Asset Sale, Merger, Consolidation or Reverse Merger. In the event of (1) a sale of substantially all of the assets of the Company, (2) a merger or consolidation in which the Company is not the surviving corporation or (3) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then any surviving corporation or acquiring corporation shall assume any Options outstanding under the Plan or shall substitute similar Options (including an award to acquire the same consideration paid to the stockholders in the transaction described in this subsection) for those outstanding under the Plan. In the event any surviving corporation or acquiring corporation refuses to assume such Options or to substitute similar Options for those outstanding under the Plan, then with respect to Options held by Optionholders whose Continuous Service has not terminated, the vesting shall be accelerated in full, and the Options shall terminate if not exercised at or prior to such event. With respect to any other Options outstanding under the Plan, such Options shall terminate if not exercised prior to such event.

11.	Amendment of the Plan and Options.

      (a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 10 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

      (b) Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

      (c) Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

      (d) No Impairment of Rights. Rights under any Option granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Optionholder and (ii) the Optionholder consents in writing.

      (e) Amendment of Options. The Board at any time, and from time to time, may amend the terms of any one or more Options; provided, however, that the rights under any Option shall not be impaired by any such amendment unless (i) the Company requests the consent of the Optionholder and (ii) the Optionholder consents in writing.

12.	Termination or Suspension of the Plan.

      (a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on March 11, 2006. No Options may be granted under the Plan while the Plan is suspended or after it is terminated.

      (b) No Impairment of Rights. Rights and obligations under any Option granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except with the written consent of the Optionholder.

13.	Effective Date of Plan.

      The Plan shall become effective as determined by the Board, but no Option shall be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

ANNEX E

LYNX THERAPEUTICS, INC.

CHARTER OF THE AUDIT COMMITTEE

OF THE
BOARD OF DIRECTORS
ADOPTED OCTOBER 26, 2004

I.	Purpose

      The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of LYNX THERAPEUTICS, INC., a Delaware corporation (the “Company”), shall be to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to (1) the Company’s corporate accounting and financial reporting processes; (2) the Company’s systems of internal accounting and financial controls and audits of financial statements; (3) the quality and integrity of the Company’s financial statements and reports; and (4) the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company’s independent outside auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (the “Auditors”).

      The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors and the Company’s financial management.

II.	Composition

      The Committee shall consist of at least three (3) members of the Board. No Committee member shall be an employee of the Company and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market, Inc. (“Nasdaq”) and the rules and regulations of the Securities and Exchange Commission (“SEC”), including any exceptions permitted by such requirements. Each member shall meet such other qualifications for membership on an audit committee as Nasdaq may promulgate from time to time, including being able to read and understand fundamental financial statements at the time of appointment. At least one member shall satisfy any applicable Nasdaq and SEC financial experience requirements as in effect from time to time. The members of the Committee and the Committee’s Chairperson shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

III.	Meetings and Minutes

      The Committee shall hold at least four (4) regular meetings per year and additional meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company promptly after each meeting.

IV.	Member Compensation

      No Audit Committee member shall receive or accept, directly or indirectly, any consulting, advisory or other compensatory fees from the Company, except for the member’s fees for services as a director and member of the Audit Committee and any other committees of the Board, as may be fixed from time to time by the Board.

V.	Authority

      The Committee shall have authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter.

The Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Company shall make available to the Committee all funding necessary for the Committee to carry out its duties, including, without limitation, the payment of such expenses. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company’s personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

VI.	Responsibilities

      The operation of the Committee shall be subject to the Bylaws of the Company and Delaware General Corporation Law, each as in effect from time to time. The Committee shall oversee the Company’s financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the Auditors, who shall report directly and be accountable to the Committee. The Committee’s functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee’s purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. Evaluation and Retention of Auditors. To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.

2. Approval of Audit Engagements. To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company’s expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors’ engagement letters, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

3. Approval of Non-Audit Services. To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. Audit Partner Rotation. To monitor the rotation of the partners of the Auditors on the Company’s audit engagement team as required by applicable laws and rules and to consider periodically and, if deemed appropriate, adopt a policy regarding rotation of auditing firms.

5. Auditor Conflicts. At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, or any successor standard, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors’ objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

6. Former Employees of Auditor. To consider and, if deemed appropriate, adopt a policy regarding Committee preapproval of employment by the Company of individuals employed or formerly employed by the Auditors and engaged on the Company’s account.

7. Audited Financial Statement Review. To review, upon completion of the audit, the financial statements proposed to be included in the Company’s Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

8. Annual Audit Results. To discuss with management and the Auditors the results of the annual audit, including the Auditors’ assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards or other promulgated standards.

9. Quarterly Results. To review and discuss with management and the Auditors the results of the Auditors’ review of the Company’s quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company’s Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards or other promulgated standards.

10. Management’s Discussion and Analysis. To review and discuss with management and the Auditors, as appropriate, the Company’s disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its periodic reports to be filed with the Securities and Exchange Commission.

11. Press Releases. To review and discuss with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

12. Accounting Principles and Policies. To review and discuss with management and the Auditors, as appropriate, significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under Generally Accepted Accounting Principles (“GAAP”) related to material items discussed with management, any off-balance sheet structures, and any other significant reporting issues and judgments.

13. Risk Assessment and Management. To review and discuss with management and the Auditors, as appropriate, the Company’s guidelines and policies with respect to risk assessment and risk management, including the Company’s major financial risk exposures and the steps taken by management to monitor and control these exposures.

14. Management Cooperation with Audit. To evaluate the cooperation received by the Auditors during their audit examination, including a review with the Auditors of any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management’s response, if any.

15. Management Letters. To review and discuss with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management’s response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

16. Disagreements Between Auditors and Management. To review and discuss with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

17. Internal Controls Over Financial Reporting. To confer with management and the Auditors regarding the scope, adequacy and effectiveness of internal controls over financial reporting, including any special audit steps taken in the event of material control deficiencies.

18. Separate Sessions. Periodically, to meet in separate sessions with the Auditors, and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

19. Correspondence with Regulators. To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any significant regulatory or other legal or accounting matters that could have a material impact on the Company’s financial statements, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies.

20. Complaint Procedures. To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

21. Regulatory and Accounting Initiatives. To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company’s financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

22. Ethical Compliance. To review the results of management’s efforts to monitor compliance with the Company’s programs and policies designed to ensure adherence to applicable laws and rules, as well as to its code of ethical conduct, including review and approval of related-party transactions as required by Nasdaq rules.

23. Investigations. To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

24. Proxy Report. To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.

25. Annual Charter Review. To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval and have the charter published at least every three years in accordance with Securities and Exchange Commission regulations.

26. Report to Board. To report to the Board with respect to material issues that arise regarding the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Company’s Auditors, or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

27. Annual Committee Evaluation. To conduct an annual evaluation of the performance of the Committee.

28. General Authority. To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

      The Auditors shall be ultimately accountable to the Committee, as representatives of the Company’s stockholders. It shall be the responsibility of management to prepare the Company’s financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee’s responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

ANNEX F

EXTRACT FROM THE COMPANIES ACT 1985 OF ENGLAND AND WALES, AS AMENDED

428 “Takeover offers”

      (1) In this Part of this Act “a takeover offer” means an offer to acquire all the shares, or all the shares of any class or classes, in a company (other than shares which at the date of the offer are already held by the offeror), being an offer on terms which are the same in relation to all the shares to which the offer relates or, where those shares include shares of different classes, in relation to all the shares of each class.

      (2) In subsection (1) “shares” means shares (other than relevant treasury shares) which have been allotted on the date of the offer, but a takeover offer may include among the shares to which it relates —

(a) all or any shares that are allotted after the date of the offer but before a specified date;

(b) all or any relevant treasury shares that cease to be held as treasury shares before a specified date;

(c) all or any other relevant treasury shares.

      (2A) In this section —

“relevant treasury shares” means shares which —

(a) are held by the company as treasury shares on the date of the offer; or

(b) become shares held by the company as treasury shares after that date but before a specified date;

“specified date” means a date specified in or determined in accordance with the terms of the offer.

      (3) The terms offered in relation to any shares shall for the purposes of this section be treated as being the same in relation to all the shares or, as the case may be, all the shares of a class to which the offer relates notwithstanding any variation permitted by subsection (4).

      (4) A variation is permitted by this subsection where —

(a) the law of a country or territory outside the United Kingdom precludes an offer of consideration in the form or any of the forms specified in the terms in question or precludes it except after compliance by the offeror with conditions with which he is unable to comply or which he regards as unduly onerous; and

(b) the variation is such that the persons to whom an offer of consideration in that form is precluded are able to receive consideration otherwise than in that form but of substantially equivalent value.

      (5) The reference in subsection (1) to shares already held by the offeror includes a reference to shares which he has contracted to acquire but that shall not be construed as including shares which are the subject of a contract binding the holder to accept the offer when it is made, being a contract entered into by the holder either for no consideration and under seal or for no consideration other than a promise by the offeror to make the offer.

      (6) In the application of subsection (5) to Scotland, the words “and under seal” shall be omitted.

      (7) Where the terms of an offer make provision for their revision and for acceptances on the previous terms to be treated as acceptances on the revised terms, the revision shall not be regarded for the purposes of this Part of this Act as the making of a fresh offer and references in this Part of this Act to the date of the offer shall accordingly be construed as references to the date on which the original offer was made.

      (8) In this Part of this Act “the offeror” means, subject to section 430D, the person making a takeover offer and “the company” means the company whose shares are the subject of the offer.

F-1

429 Right of offeror to buy out minority shareholders

      (1) If, in a case in which a takeover offer does not relate to shares of different classes, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than nine-tenths in value of the shares to which the offer relates he may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or contracted to acquire that he desires to acquire those shares.

      (2) If, in a case in which a takeover offer relates to shares of different classes, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates he may give notice to the holder of any shares of that class which the offeror has not acquired or contracted to acquire that he desires to acquire those shares.

      (3) No notice shall be given under subsection (1) or (2) unless the offeror has acquired or contracted to acquire the shares necessary to satisfy the minimum specified in that subsection before the end of the period of four months beginning with the date of the offer; and no such notice shall be given after the end of the period of two months beginning with the date on which he has acquired or contracted to acquire shares which satisfy that minimum.

      (4) Any notice under this section shall be given in the prescribed manner; and when the offeror gives the first notice in relation to an offer he shall send a copy of it to the company together with a statutory declaration by him in the prescribed form stating that the conditions for the giving of the notice are satisfied.

      (5) Where the offeror is a company (whether or not a company within the meaning of this Act) the statutory declaration shall be signed by a director.

      (6) Any person who fails to send a copy of a notice or a statutory declaration as required by subsection (4) or makes such a declaration for the purposes of that subsection knowing it to be false or without having reasonable grounds for believing it to be true shall be liable to imprisonment or a fine, or both, and for continued failure to send the copy or declaration, to a daily default fine.

      (7) If any person is charged with an offence for failing to send a copy of a notice as required by subsection (4) it is a defence for him to prove that he took reasonable steps for securing compliance with that subsection.

      (8) Where during the period within which a takeover offer can be accepted the offeror acquires or contracts to acquire any of the shares to which the offer relates but otherwise than by virtue of acceptances of the offer, then, if —

(a) the value of the consideration for which they are acquired or contracted to be acquired (“the acquisition consideration”) does not at that time exceed the value of the consideration specified in the terms of the offer; or

(b) those terms are subsequently revised so that when the revision is announced the value of the acquisition consideration, at the time mentioned in paragraph (a) above, no longer exceeds the value of the consideration specified in those terms, the offeror shall be treated for the purposes of this section as having acquired or contracted to acquire those shares by virtue of acceptances of the offer; but in any other case those shares shall be treated as excluded from those to which the offer relates.

430 Effect of notice under section 429

      (1) The following provisions shall, subject to section 430C, have effect where a notice is given in respect of any shares under section 429.

      (2) The offeror shall be entitled and bound to acquire those shares on the terms of the offer.

F-2

      (3) Where the terms of an offer are such as to give the holder of any shares a choice of consideration the notice shall give particulars of the choice and state —

(a) that the holder of the shares may within six weeks from the date of the notice indicate his choice by a written communication sent to the offeror at an address specified in the notice; and

(b) which consideration specified in the offer is to be taken as applying in default of his indicating a choice as aforesaid;

and the terms of the offer mentioned in subsection (2) shall be determined accordingly.

      (4) Subsection (3) applies whether or not any time-limit or other conditions applicable to the choice under the terms of the offer can still be complied with; and if the consideration chosen by the holder of the shares —

(a) is not cash and the offeror is no longer able to provide it;

(b) was to have been provided by a third party who is no longer bound or able to provide it,

the consideration shall be taken to consist of an amount of cash payable by the offeror which at the date of the notice is equivalent to the chosen consideration.

      (5) At the end of six weeks from the date of the notice the offeror shall forthwith —

(a) send a copy of the notice to the company; and

(b) pay or transfer to the company the consideration for the shares to which the notice relates.

      (6) If the shares to which the notice relates are registered the copy of the notice sent to the company under subsection (5)(a) shall be accompanied by an instrument of transfer executed on behalf of the shareholder by a person appointed by the offeror; and on receipt of that instrument the company shall register the offeror as the holder of those shares.

      (7) If the shares to which the notice relates are transferable by the delivery of warrants or other instruments the copy of the notice sent to the company under subsection (5)(a) shall be accompanied by a statement to that effect; and the company shall on receipt of the statement issue the offeror with warrants or other instruments in respect of the shares and those already in issue in receipt of the shares shall become void.

      (8) Where the consideration referred to in paragraph (b) of subsection (5) consists of shares or securities to be allotted by the offeror the reference in that paragraph to the transfer of the consideration shall be construed as a reference to the allotment of the shares or securities to the company.

      (9) Any sum received by a company under paragraph (b) of subsection (5) and any other consideration received under that paragraph shall be held by the company on trust for the person entitled to the shares in respect of which the sum or other consideration was received.

      (10) Any sum received by a company under paragraph (e) of subsection (5), and any dividend or other sum accruing from any other consideration received by a company under that paragraph, shall be paid into a separate bank account, being an account the balance on which bears interest at an appropriate rate and can be withdrawn by such notice (if any) as is appropriate.

      (11) Where after reasonable enquiry made at such intervals as are reasonable the person entitled to any consideration held on trust by virtue of subsection (9) cannot be found and twelve years have elapsed since the consideration was received or the company is wound up the consideration (together with any interest, dividend or other benefit that has accrued from it) shall be paid into court.

      (12) In relation to a company registered in Scotland, subsections (13) and (14) shall apply in place of subsection (11).

F-3

      (13) Where after reasonable enquiry made at such intervals as are reasonable the person entitled to any consideration held on trust by virtue of subsection (9) cannot be found and twelve years have elapsed since the consideration was received or the company is wound up —

(a) the trust shall terminate;

(b) the company or, as the case may be, the liquidator shall sell any consideration other than cash and any benefit other than cash that has accrued from the consideration; and

(c) a sum representing —

(i) the consideration so far as it is cash;

(ii) the proceeds of any sale under paragraph (b) above; and

(iii) any interest, dividend or other benefit that has accrued from the consideration,

shall be deposited in the name of the Accountant of Court in a bank account such as is referred to in subsection (10) and the receipt for the deposit shall be transmitted to the Account of Court.

      (14) Section 58 of the Bankruptcy (Scotland) Act 1985 (so far as consistent with this Act) shall apply with any necessary modifications to sums deposited under subsection (13) as that section applies to sums deposited under section 57(1)(a) of that Act.

      (15) The expenses of any such enquiry as is mentioned in subsection (11) or (13) may be defrayed out of the money or other property held on trust for the person or persons to whom the enquiry relates.

430A Right of minority shareholder to be bought out by offeror

      (1) If a takeover offer relates to all the shares in a company and at any time before the end of the period within which the offer can be accepted —

(a) the offeror has by virtue of acceptances of the offer acquired or contracted to acquire some (but not all) of the shares to which the offer relates; and

(b) those shares, with or without any other shares in the company which he has acquired or contracted to acquire, amount to not less than nine-tenths in value of all the shares in the company,

the holder of any shares to which the offer relates who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.

      (1A) For the purposes of subsection (1), a takeover offer relates to all the shares in a company if it is an offer to acquire all the shares in the company within the meaning of section 428.

      (2) If a takeover offer relates to shares of any class or classes and at any time before the end of the period within which the offer can be accepted —

(a) the offeror has by virtue of acceptances of the offer required or contracted to acquire some (but not all) of the shares of any class to which the offer relates; and

(b) those shares, with or without any other shares of that class which he has acquired or contracted to acquire, amount to not less than nine-tenths in value of all the shares of that class,

the holder of any shares of that class who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.

      (2A) For the purposes of subsections (1) and (2), in calculating nine-tenths of the value of all the shares in the company, or all the shares of any class or classes of shares of the company, any shares held by the company as treasury shares shall be treated as having been acquired by the offeror.

      (3) Within one month of the time specified in subsection (1) or, as the case may be, subsection (2) the offeror shall give any shareholder who has not accepted the offer notice in the prescribed manner of the rights

F-4

that are exercisable by him under that subsection; and if the notice is given before the end of the period mentioned in that subsection it shall state that the offer is still open for acceptance.

      (4) A notice under subsection (3) may specify a period for the exercise of the rights conferred by this section and in that event the rights shall not be exercisable after the end of that period; but no such period shall end less than three months after the end of the period within which the offer can be accepted.

      (5) Subsection (3) does not apply if the offeror has given the shareholder a notice in respect of the shares in question under section 429.

      (6) If the offeror fails to comply with subsection (3) he and, if the offeror is a company, every officer of the company who is in default or to whose neglect the failure is attributable, shall be liable to a fine and, for continued contravention, to a daily default fine.

      (7) If an offeror other than a company is charged with an offence for failing to comply with subsection (3) it is a defence for him to prove that he took all reasonable steps for securing compliance with that subsection.

430B Effect of requirement under section 430A

      (1) The following provisions shall, subject to section 430C, have effect where a shareholder exercises his rights in respect of any shares under section 430A.

      (2) The offeror shall be entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

      (3) Where the terms of an offer are such as to give the holder of shares a choice of consideration the holder of the shares may indicate his choice when requiring the offeror to acquire them and the notice given to the holder under section 430A(3) —

(a) shall give particulars of the choice and of the rights conferred by this subsection; and

(b) may state which consideration specified in the offer is to be taken as applying in default of his indicating a choice;

and the terms of the offer mentioned in subsection (2) shall be determined accordingly.

      (4) Subsection (3) applies whether or not any time-limit or other conditions applicable to the choice under the terms of the offer can still be complied with; and if the consideration chosen by the holder of the shares —

(a) is not cash and the offeror is no longer able to provide it; or

(b) was to have been provided by a third party who is no longer bound or able to provide it,

the consideration shall be taken to consist of an amount of cash payable by the offeror which at the date when the holder of the shares requires the offeror to acquire them is equivalent to the chosen consideration.

430C Applications to the court

      (1) Where a notice is given under section 429 to the holder of any shares the court may, on an application made by him within six weeks from the date on which the notice was given —

(a) order that the offeror shall not be entitled and bound to acquire the shares; or

(b) specify terms of acquisition different from those of the offer.

      (2) If an application to the court under subsection (1) is pending at the end of the period mentioned in subsection (5) of section 430 that subsection shall not have effect until the application has been disposed of.

F-5

      (3) Where the holder of any shares exercises his rights under section 430A the court may, on an application made by him or the offeror, order that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.

      (4) No order for costs or expenses shall be made against a shareholder making an application under subsection (1) or (3) unless the court considers —

(a) that the application was unnecessary, improper or vexatious; or

(b) that there has been unreasonable delay in making the application or unreasonable conduct on his part in conducting the proceedings on the application.

      (5) Where a takeover offer has not been accepted to the extent necessary for entitling the offeror to give notices under subsection (1) or (2) of section 429 the court may, on the application of the offeror, make an order authorising him to give notices under that subsection if satisfied —

(a) that the offeror has after reasonable enquiry been unable to trace one or more of the persons holding shares to which the offer relates;

(b) that the shares which the offeror has acquired or contracted to acquire by virtue of acceptances of the offer, together with the shares held by the person or persons mentioned in paragraph (a), amount to not less than the minimum specified in that subsection; and

(c) that the consideration offered is fair and reasonable;

but the court shall not make an order under this subsection unless it considers that it is just and equitable to do so having regard, in particular, to the number of shareholders who have been traced but who have not accepted the offer.

430D Joint offers

      (1) A takeover offer may be made by two or more persons jointly and in that event this Part of this Act has effect with the following modifications.

      (2) The conditions for the exercise of the rights conferred by sections 429 and 430A shall be satisfied by the joint offerors acquiring or contracting to acquire the necessary shares jointly (as respects acquisitions by virtue of acceptances of the offer) and either jointly or separately (in other cases); and, subject to the following provisions, the rights and obligations of the offeror under those sections and sections 430 and 430B shall be respectively joint rights and joint and several obligations of the joint offerors.

      (3) It shall be a sufficient compliance with any provision of those sections requiring or authorising a notice or other document to be given or sent by or to the joint offerors that it is given or sent by or to any of them; but the statutory declaration required by section 429(4) shall be made by all of them and, in the case of a joint offeror being a company, signed by a director of that company.

      (4) in sections 428, 430(8) and 430E references to the offeror shall be construed as references to the joint offerors or any of them.

      (5) In section 430(6) and (7) references to the offeror shall be construed as references to the joint offerors or such of them as they may determine.

      (6) In sections 430(4)(a) and 430B(4)(a) references to the offeror being no longer able to provide the relevant consideration shall be construed as references to none of the joint offerors being able to do so.

      (7) In section 430C references to the offeror shall be construed as references to the joint offerors except that any application under subsection (3) or (5) may be made by any of them and the reference in subsection (5)(a) to the offeror having been unable to trace one or more of the persons holding shares shall be construed as a reference to none of the offerors having been able to do so.

F-6

430E Associates

      (1) The requirement in section 428(1) that a takeover offer must extend to all the shares, or all the shares of any class or classes, in a company shall be regarded as satisfied notwithstanding that the offer does not extend to shares which associates of the offeror hold or have contracted to acquire; but, subject to subsection (2), shares which any such associate holds or has contracted to acquire, whether at the time when the offer is made or subsequently, shall be disregarded for the purposes of any reference in this Part of this Act to the shares to which a takeover offer relates.

      (2) Where during the period within which a takeover offer can be accepted any associate of the offeror acquires or contracts to acquire any of the shares to which the offer relates, then, if the condition specified in subsection (8)(a) or (b) of section 429 is satisfied as respects those shares they shall be treated for the purposes of that section as shares to which the offer relates.

      (3) In section 430A(1)(b) and (2)(b) the reference to shares which the offeror has acquired or contracted to acquire shall include a reference to shares which any associate of his has acquired or contracted to acquire.

      (4) In this section “associate”, in relation to an offeror means —

(a) a nominee of the offeror

(b) a holding company, subsidiary or fellow subsidiary of the offeror or a nominee of such a holding company, subsidiary or fellow subsidiary;

(c) a body corporate in which the offeror is substantially interested; or

(d) any person who is, or is a nominee of, a party to an agreement with the offeror for the acquisition of, or of an interest in, the shares which are the subject of the takeover offer, being an agreement which includes provisions imposing obligations or restrictions such as are mentioned in section 204(2)(a).

      (5) For the purposes of subsection (4)(b) a company is a fellow subsidiary of another body corporate if both are subsidiaries of the same body corporate but neither is a subsidiary of the other.

      (6) For the purposes of subsection (4)(c) an offeror has a substantial interest in a body corporate if —

(a) that body or its directors are accustomed to act in accordance with his directions or instructions; or

(b) he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body.

      (7) Subsections (5) and (6) of section 204 shall apply to subsection (4)(d) above as they apply to that section and subsections (3) and (4) of section 203 shall apply for the purposes of subsection (6) above as they apply for the purposes of subsection (2)(b) of that section.

      (8) Where the offeror is an individual his associates shall also include his spouse and any minor child or step-child of his.

430F Convertible securities

      (1) For the purposes of this Part of this Act securities of a company shall be treated as shares in the company if they are convertible into or entitle the holder to subscribe for such shares; and references to the holder of shares or a shareholder shall be construed accordingly.

      (2) Subsection (1) shall not be construed as requiring any securities to be treated —

(a) as shares of the same class as those into which they are convertible or for which the holder is entitled to subscribe; or

(b) as shares of the same class as other securities by reason only that the shares into which they are convertible or for which the holder is entitled to subscribe are of the same class.

F-7